Filed pursuant to Rule 424(b)(4)
Registration No. 333-162292

PROSPECTUS

21,275,000 Shares

West Corporation

This is an initial public offering of shares of common stock of West Corporation. No public market for our common stock has existed since our recapitalization in 2006.

West Corporation is offering 21,275,000 shares of common stock to be sold in the offering.

The initial public offering price per share is $20.00.

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “WSTC.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

Price $20.00 Per Share

	Price to Public	Underwriting Discounts and Commission(1)	Proceeds to Us (before expenses)
Per Share	$20.00	$1.15	$18.85
Total	$425,500,000	$24,466,250	$401,033,750

(1)	See “Underwriting” for additional compensation details.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 3,191,250 additional shares of common stock on the same terms set forth above. See the section of this prospectus entitled “Underwriting.”

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about March 27, 2013.

Goldman, Sachs & Co.	Morgan Stanley

BofA Merrill Lynch	Barclays	Citigroup	Deutsche Bank Securities	Wells Fargo Securities

Baird				William Blair

Evercore Partners				Sanford C. Bernstein

March 21, 2013

You should rely only on the information contained in this prospectus and any free writing prospectus we provide to you. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus.

Through and including April 15, 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We obtained the industry, market and competitive position data used throughout this prospectus from our own research, internal surveys and studies conducted by third parties, independent industry associations or general publications and other publicly available information.

i

PROSPECTUS SUMMARY

This summary highlights selected information about us and this offering. This summary may not contain all of the information that you should consider before making an investment decision. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this prospectus. Except where the context suggests otherwise, the terms “company,” “we,” “us” and “our” refer to West Corporation and its consolidated subsidiaries. Unless indicated otherwise, the information in this prospectus assumes the common stock to be sold in this offering is to be sold at the initial public offering price of $20.00 per share and no exercise by the underwriters of their option to purchase additional shares.

We refer to EBITDA and Adjusted EBITDA in various places in this prospectus. The definitions of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to net income is set forth in note 2 to “Prospectus Summary—Summary Consolidated Financial Data” and a reconciliation of EBITDA and Adjusted EBITDA to net cash flows from operating activities is set forth under “Management’s Discussion and Analysis of Financial Results of Operations—Debt Covenants.” References in this prospectus to compound annual growth rate, or CAGR, refer to the growth rate of the item measured over the applicable period as if it had grown at a constant rate on an annually compounded basis. We believe that the presentation of CAGR is useful to investors in assessing growth over time but caution should be taken in reliance on CAGR as a sole measure of growth as it may understate the potential effects of volatility by presenting trends at a steady rate.

Our Company

We are a leading provider of technology-driven, communication services. We offer a broad portfolio of services, including conferencing and collaboration, unified communications, alerts and notifications, emergency communications, business process outsourcing and telephony / interconnect services. The scale and processing capacity of our proprietary technology platforms, combined with our expertise in managing voice and data transactions, enable us to provide reliable, high-quality, mission-critical communications designed to maximize return on investment for our clients. Our clients include Fortune 1000 companies, along with small and medium enterprises in a variety of industries, including telecommunications, retail, financial services, public safety, technology and healthcare. We have sales and operations in the United States, Canada, Europe, the Middle East, Asia Pacific, Latin America and South America.

Our focus on large addressable markets with attractive growth characteristics has allowed us to deliver steady, profitable growth. Over the past ten years, we have grown our revenue at a compound annual growth rate (“CAGR”), of 12%, and improved our Adjusted EBITDA margin from 21.1% to 27.0%. For the fiscal year ended December 31, 2012, we grew revenue by 5.9% over the comparable period in 2011 to $2,638.0 million and generated $713.1 million in Adjusted EBITDA, or 27.0% Adjusted EBITDA margins, $125.5 million in net income and $318.9 million in net cash flows from operating activities. See note 2 to the ‘‘Prospectus Summary—Summary Consolidated Financial Data’’ table for a reconciliation of Adjusted EBITDA to net income.

Evolution into a Predominately Platform-Based Solutions Business

Since our founding in 1986, we have invested significantly to expand our technology platforms and develop our operational processes to meet the complex and changing communications needs of our clients. We have evolved our business mix from labor-intensive communication services to predominantly diversified and platform-based, technology-driven voice and data services. As a result, our revenue from platform-based services grew from 37% of total revenue in 2005 to 72% in 2012, and our operating income from platform-based services grew from 53% of total operating income to 90% over the same period.

Since 2005, we have invested approximately $2.0 billion in strategic acquisitions. We have increased our penetration into higher growth international conferencing markets, strengthened our alerts and notifications services business and established a leadership position in emergency communication services. We have reoriented our business to address the emergence of fast-growing trends such as unified communications (“UC”) products and mobility.

Today, our platform-based service lines include conferencing and collaboration, event services, Internet Protocol (“IP”)-based UC solutions, alerts and notifications, emergency communications services and our automated customer service platforms such as interactive voice response (“IVR”), natural language speech recognition and network-based call routing services. As we continue to increase the variety of platform-based services we provide, we intend to pursue opportunities in markets where we have strong client relationships and where clients place a premium on the quality of service provided.

The following summaries further highlight the steps we have taken to improve our business model:

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Developed and Enhanced Large Scale Technology Platforms. Investing in technology and developing specialized expertise in the industries we serve are critical components to our strategy of enhancing our services and delivering operational excellence. Our approximately 672,000 telephony ports, including approximately 384,000 Internet Protocol (“IP”) ports, provide us with what we believe is the only large-scale proprietary IP-based global conferencing platform deployed and in use today. Our acquisitions of TuVox Incorporated (“TuVox”) and Holly Australia Pty Ltd (“Holly”) significantly advanced the development capabilities of our existing platform. The resulting open standards-based platform allows for the flexibility to add new capabilities as our clients demand. In addition, we have integrated mobile, social media and cloud computing capabilities into our platforms and offer those services to our clients.

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Expanded Emergency Communications Services Platform. We have invested significant resources into our emergency communications services. Since 2006, we have made several strategic acquisitions, including Intrado, Inc. (“Intrado”) and Positron Public Safety Systems, which provided us with the leading platform in communication services for public safety. Today, we believe we are one of the largest providers of emergency communications services to telecommunications service providers, government agencies and public safety organizations, based on the number of 9-1-1 calls that we and other participants in the industry facilitate. We have steadily increased our presence in this market through substantial investments in proprietary systems to develop programs designed to upgrade the capabilities of 9-1-1 centers by delivering a broader set of features.

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Expanded Our Unified Communications Business Segment. Through both organic growth and acquisitions, we have been successful in strengthening our unified communications service offering. We have grown our sales force to expand the reach of our Unified Communications services both domestically and internationally. We have developed and integrated proprietary global and large enterprise-based services into our platform which allow for streamlined, cost-effective conferencing capabilities. With the acquisitions of Corvent LLC (“Corvent”), Stream57 LLC (“Stream57”) and Unisfair, Inc. (“Unisfair”), we have enhanced our event services offerings. We have increased our capabilities in IP-based Unified Communications solutions through the acquisitions of Preferred One Stop Technologies Limited (“POSTcti”), SKT Business Communications Solutions division of the Southern Kansas Telephone Company, Inc. (“SKT”) and Smoothstone IP Communciations Corporation (“Smoothstone”). We are able to offer system design, project management and implementation to clients with our sales engineering and integration services.

We have also increased our presence in the high growth alerts and notifications market. We now provide platform-based communication services across several industries, including financial services, communications, transportation, government and public safety. Additionally, through our acquisitions of TeleVox Software, Inc. (“TeleVox”) and Twenty First Century Communications, Inc. (“TFCC”), we have a strong presence in the healthcare market and the utilities industry.

Market Opportunity

We are focused on voice and data markets. Consistent with our investment strategy, we have and will continue to target new and complementary markets that leverage our depth of expertise in voice and data services. We believe these markets, including unified communications, emergency communications and alerts and notifications services, are large, have relatively predictable and steady growth, and are characterized by recurring, valuable transactions and strong margin profiles.

Unified Communications

We entered the conferencing and collaboration services market with our acquisition of InterCall in 2003. Through organic growth and multiple strategic acquisitions, we have become the leading global provider of conferencing services since 2008 based on revenue, according to Wainhouse Research. The market for worldwide unified communications services, which includes hosted and managed unified communications services, audio, web and operator-assisted conferencing was $7.5 billion in 2012 and is expected to grow at a CAGR of 15% through 2016 according to Wainhouse Research. By leveraging our global sales team and diversified client base, we intend to continue targeting higher growth markets.

According to Tern Systems, the market for automated message delivery in the U.S. was approximately $793 million in 2012, and is expected to grow at an annual growth rate of 20% through 2017. We believe this growth is being driven by a number of factors, including increased globalization of business activity, focus on lower costs, increased adoption of unified communications services, and increasing awareness of the need for rapid communication during emergencies.

Communication Services

The market for emergency communications services represents a highly attractive opportunity, allowing us to diversify into an end-market that we believe is less volatile with respect to downturns in the economy. According to Compass Intelligence, approximately $4.1 billion of government-sponsored funds were estimated to be available for 9-1-1 and Enhanced 9-1-1 (“E9-1-1”) applications, hardware and systems expenditures in 2012 and such funds are expected to grow at a 6.8% CAGR through 2016. Given the critical nature of these systems and services, government agencies and other public safety organizations prioritize funding for such services to ensure dependable delivery. Further, as communities across the U.S. upgrade outdated 9-1-1 systems to next generation 9-1-1 platforms, we believe our suite of services is best suited to capture the demand.

We deliver critical agent-based and automated services for our enterprise clients. Today, the market for these services remains attractive given its size and steady growth characteristics. We target select opportunities within the global customer care business process outsourcing market which was estimated to be approximately $56 billion in 2012 with a projected CAGR through 2015 of approximately 6% according to International Data Corporation (“IDC”). We focus on high-value transactions that utilize our specialized knowledge and scale to drive enhanced profitability. We have built on our leading position in this market by investing in emerging service delivery models that provide a higher quality of service to our clients.

Our Services

We believe we have built our reputation as a best-in-class service provider by delivering differentiated, high-quality services for our clients. Our portfolio of technology-driven communication services includes:

Unified Communications

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Conferencing & Collaboration Services. Operating under the InterCall® brand, we are the largest conferencing services provider in the world based on conferencing revenue, according to Wainhouse Research. We managed approximately 134 million conference calls in 2012, an 11% increase over 2011. We provide our clients with an integrated global suite of meeting services. Conferencing and Collaboration Services include on-demand audio conferencing, web conferencing and collaboration tools and video managed services and video bridging hosted in our data centers.

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Event Services. InterCall offers multimedia platforms designed to give our clients the ability to create, manage, distribute and reuse content internally and externally. Through a combination of proprietary products and strategic partnerships, our clients have the tools to support diverse internal and external multimedia requirements. Event Services Solutions include audio and video webcasting services, virtual event design and hosting, operator-assisted audio conferencing services.

—	IP-Based Unified Communications Solutions. We provide our clients with enterprise class IP-based communications solutions enabled by our technology. We offer hosted IP-private branch exchange

(“PBX”) and enterprise call management, hosted and managed multi-protocol label switching (“MPLS”) network solutions, unified communications partner solution portfolio services, cloud-based security services, and professional services and systems integration.

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Alerts & Notifications Services. Our technology platforms allow clients to manage and deliver automated, proactive and personalized communications. We use multiple delivery channels (voice, text messaging, email, social media and fax) based on the preference of the recipient. For example, we deliver patient notifications, confirm appointments and send prescription reminders on behalf of our healthcare clients, send and receive automated outage notifications on behalf of our utility clients and transmit emergency evacuation notices on behalf of municipalities. Our scalable platform enables a high volume of messages to be sent in a short amount of time. It also enables two-way communication which allows the recipients of a message to respond to our clients.

Communication Services

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Emergency Communications Services. We believe we are one of the largest providers of emergency communications services, based on the number of 9-1-1 calls that we and other participants in the industry facilitate. Our services are critical in facilitating public safety agencies’ ability to receive emergency calls from citizens. Our clients generally enter into long-term contracts and fund their obligations through monthly charges on users’ telephone bills.

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Automated Call Processing. We believe we have developed a best-in-class automated customer service platform. Our services allow our clients to effectively communicate with their customers through inbound and outbound IVR applications using natural language speech recognition, automated voice prompts and network-based call routing services. In addition to these front-end customer service applications, we also provide analyses that help our clients improve their automated communications strategy. Our open standards-based platform allows the flexibility to integrate new capabilities such as mobility, social media and cloud-based services.

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Telephony / Interconnect Services. Our telephony / interconnect services support the merging of traditional telecom, mobile and IP technologies to service providers and enterprises. We are a leading provider of local and national tandem switching services to carriers throughout the United States. We leverage our proprietary customer traffic information system, sophisticated call routing and control facility to provide tandem interconnection services to the competitive marketplace, including wireless, wire-line, cable telephony and Voice over Internet Protocol (“VoIP”) companies. We entered this market through the acquisition of HyperCube LLC (“HyperCube”) in March 2012.

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Agent-Based Services. We provide our clients with large-scale, agent-based services. We target opportunities that allow our agent-based services to be a part of larger strategic client engagements and with clients for whom these services can add value. We believe that we are known in the industry as a premium provider of these services. We offer a flexible model that includes on-shore, off-shore and virtual home-based agent capabilities to fit our clients’ needs.

Our Competitive Strengths

We have developed expertise to serve the needs of clients who place a premium on the services we provide. We believe the following strengths have helped us to establish a leading competitive position in the markets we serve and enable us to deliver operational excellence to clients.

—	Broad Portfolio of Product Offerings with Attractive Value Proposition. Our technology platforms combined with our operational expertise and processes allow us to provide a broad range of service offerings for our clients. Our ability to provide our clients with a reliable, efficient and cost-effective alternative to process high volume, complex voice and data transactions, helps them meet their critical communications needs and improve their cost structure.

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Robust Technology Capabilities Enable Scalable Operating Model. Our strengths across technology and multiple channels allow us to efficiently process data and voice transactions for our clients. We cross-utilize our assets and shared service platforms across our businesses, providing scale and flexibility to handle greater transaction volume, offer superior service and develop new offerings more effectively and efficiently. We foster a culture of innovation and have been issued approximately 213 patents and have approximately 328 pending patent applications for technology and processes that we have developed. We continue to invest in new platform technologies, including IP-based cloud computing environments and to enhance our portfolio with patented technologies, which allow us to deliver premium services to our clients.

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Strong Client Relationships. We have built long-lasting relationships with our clients who operate in a broad range of industries, including telecommunications, retail, financial services, public safety, technology and healthcare. Our top ten clients in 2012 had an average tenure with us of over 11 years. In 2012, our 100 largest clients represented approximately 57% of our revenue and approximately 44% of our revenue came from clients purchasing multiple service offerings.

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Operational Excellence. We achieve the results our clients are seeking through productivity, reliability and scale. Our ability to improve upon our client’s communications processes is an important aspect of our value proposition. We leverage our proprietary technology infrastructure and shared services platforms to manage higher value transactions and achieve cost savings for our clients and ourselves.

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Experienced Management Team with Track Record of Growth. Our senior leadership has an average tenure of approximately 15 years with us and has delivered strong results through various market cycles, both as a public and a private company. As a group, this team has created a culture of superior client service and, through acquisitions and organic growth, has been able to achieve 12% revenue CAGR over the past ten years. Our team has established a long track record of successfully acquiring and integrating companies to drive growth.

As demand for outsourced services grows with greater adoption of our technologies and services and the global trend toward business process outsourcing, we believe our long history of delivering results for our clients combined with our scale and the investments we have made in our businesses provide us with a significant competitive advantage.

Our Business Strategy

Our strategy is to identify growing markets where we can deploy our existing assets and expertise to strengthen our competitive position. Our strategy is supported by our commitment to superior client service, operational excellence and market leadership. Key aspects of our strategy include the following:

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Expand Relationships with Existing Clients. We are focused on deepening and expanding relationships with our existing clients by delivering value in the form of reduced costs, improved customer relationships and enhanced revenue opportunities. Approximately 44% of our revenue in 2012 came from clients purchasing multiple service offerings from us. We seek out clients with plans for growth and expect to participate in that growth along with our clients. As we demonstrate the value that our services provide, often starting with a single service, we are frequently able to expand the size and scope of our client relationships.

—	Develop New Client Relationships. We will continue to focus on building long-term client relationships across a wide range of industries to further diversify our revenue base. We target clients in industries in which we have expertise or other competitive advantages and an ability to deliver a wide range of solutions that have a meaningful impact on their business. By continuing to add new long-term client relationships in large and growing markets, we believe we enhance the stability and growth potential of our revenue base.

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Capitalize on Select Global Opportunities. In addition to expanding and enhancing our existing relationships domestically, we will selectively pursue new client opportunities globally. Our expertise in conferencing and collaboration services has allowed us to penetrate substantial new international markets. In 2012, 19% of our consolidated revenue was generated outside of the U.S. Given the attractive growth dynamics within Europe, Asia-Pacific, South America and Latin America, we intend to further grow our unified communications business in these regions. Our distribution capabilities, including approximately 375 dedicated international Unified Communications sales personnel, provide us with the platform to drive incremental revenue opportunities.

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Continue to Enhance Leading Technology Capabilities. We believe our service offerings are enhanced by our superior technology capabilities and track record of innovation, and we will continue to target services where our reliability, scale and efficiencies enable us to solve our clients’ communications issues or enhance the results of their communications. In addition to strengthening our client relationships, we believe our focus on technology facilitates our ongoing evolution toward a diversified, predominantly platform-based and technology-driven operating model.

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Continue to Enhance Our Value Proposition Through Selective Acquisitions. Since our founding in 1986, we have completed 30 acquisitions of businesses and technologies with a total value of approximately $2.7 billion. We will continue to expand our suite of communication services across industries, geographies and end-markets. While we expect this will occur primarily through organic growth, we have and expect to continue to acquire assets and businesses that strengthen our value proposition to clients and drive value to us. We have developed an internal capability to source, evaluate and integrate acquisitions that we believe has created value for shareholders.

Risk Factors

Our business is subject to numerous risks and uncertainties, as more fully described under “Risk Factors,” which you should carefully consider prior to deciding whether to invest in our common stock. For example,

•	we may not be able to compete successfully in our highly competitive industries, which could adversely affect our business, results of operations and financial condition;

•

we depend on third parties for certain services we provide and increases in the cost of voice and data services or significant interruptions in these services could adversely affect our business, results of operations and financial condition;

•	our business depends on our ability to keep pace with our clients’ needs for rapid technological change and systems availability;

•	growth in our IP-Based UC Solutions and Emergency Communications businesses depends in large part on continued deployment and adoption of emerging technologies;

•	a large portion of our revenue is generated from a limited number of clients, and the loss of one or more key clients would result in the loss of revenue;

•	security and privacy breaches of the systems we use to protect personal data could adversely affect our business, results of operations and financial condition;

•	growth in our IP-Based UC solutions and other new services may provide alternatives to our services which could adversely affect our business, results of operations and financial condition;

•	global economic conditions could adversely affect our business, results of operations and financial condition, primarily through disrupting our clients’ businesses;

•	our contracts generally are not exclusive and typically do not provide for revenue commitments;

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pending and future litigation may divert management’s time and attention and result in substantial costs of defense, damages or settlement, which could adversely affect our business, results of operations and financial condition;

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our technology and services may infringe upon the intellectual property rights of others; intellectual property infringement claims would be time-consuming and expensive to defend and may result in limitations on our ability to use the intellectual property subject to these claims;

•	we are subject to extensive regulation, which could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business;

•	we may not be able to adequately protect our proprietary information or technology;

•

we may not be able to generate sufficient cash to service all of our indebtedness and fund our other liquidity needs, and we may be forced to take other actions, which may not be successful, to satisfy our obligations under our indebtedness;

•

our current or future indebtedness could impair our financial condition and reduce the funds available to us for other purposes, including dividend payments, and our failure to comply with the covenants contained in our senior secured credit facilities documentation or the indentures that govern our outstanding notes could result in an event of default that could adversely affect our results of operations;

•	we had a negative net worth as of December 31, 2012, which may make it more difficult and costly for us to obtain financing in the future and may otherwise negatively impact our business;

•	our failure to repatriate cash from our foreign subsidiaries, or the costs incurred to do so, could harm our liquidity;

•	our foreign operations subject us to risks inherent in conducting business internationally, including those related to political, economic and other conditions as well as foreign exchange rates;

•	we may not be able to successfully identify or integrate recent and future acquisitions; and

•	potential future impairments of our substantial goodwill, intangible assets, or other long-lived assets could adversely affect our business, results of operations and financial condition.

Corporate Information

Our business was founded in 1986 through a predecessor company, and West Corporation was incorporated in Delaware. On October 24, 2006, we completed a recapitalization (the “Recapitalization”) of the Company in a transaction sponsored by an investor group led by Thomas H. Lee Partners, L.P. and Quadrangle Group LLC (the “Sponsors”) pursuant to the Agreement and Plan of Merger, dated as of May 31, 2006, between us and Omaha Acquisition Corp., a Delaware corporation formed by the Sponsors for the purpose of our Recapitalization. Pursuant to the Recapitalization, Omaha Acquisition Corp. was merged with and into West Corporation, with West Corporation continuing as the surviving corporation, and our publicly traded securities were cancelled in exchange for cash.

We financed the Recapitalization with equity contributions from the Sponsors and the rollover of a portion of our equity interests held by Gary and Mary West, the founders of West, and certain members of management, along with a senior secured term loan facility, a senior secured revolving credit facility and the private placement of senior notes and senior subordinated notes.

On December 30, 2011, we completed the conversion of our outstanding Class L Common Stock into shares of Class A Common Stock (the “Conversion”) and thereafter the reclassification (the “Reclassification”) of all of our Class A Common Stock as a single class of Common Stock by filing amendments to our amended and restated certificate of incorporation (the “Charter Amendments”) with the Delaware Secretary of State. Upon the effectiveness of the filing of the Charter Amendments, each share of our outstanding Class L Common Stock was converted into 5.03625 shares of Class A Common Stock pursuant to the Conversion, and all of the outstanding shares of Class A Common Stock were reclassified as shares of Common Stock pursuant to the Reclassification. Following the Conversion and Reclassification, all shares of Common Stock share proportionately in dividends. On March 8, 2013, we effected a 1-for-8 reverse stock split and amended our Amended and Restated Certificate of Incorporation by filing an amendment with the Delaware Secretary of State. We also adjusted the share amounts under our executive incentive plan and nonqualified deferred compensation plan as a result of the 1-for-8 reverse stock split.

Our principal executive offices are located at 11808 Miracle Hills Drive, Omaha, Nebraska 68154 and our telephone number at that address is (402) 963-1200. Our website address is www.west.com where our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports are available without charge, as soon as reasonably practicable following the time they are filed with or furnished to the SEC. None of the information on our website or any other website identified herein is part of this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

The Offering

Common stock offered by us	21,275,000 shares

Common stock to be outstanding after this offering	83,422,374 shares

Use of proceeds	We intend to use the net proceeds from this offering and cash on hand to repay the $450.0 million of our 11% senior subordinated notes due 2016 outstanding, to fund amounts payable to the Sponsors pursuant to the management agreement and the management letter agreement between us and the Sponsors, dated October 24, 2006 and March 8, 2013, respectively, and to pay transaction-based IPO bonuses under our Executive Incentive Compensation Plan. See “Use of Proceeds.”

Dividend policy	Following this offering and subject to legally available funds, we intend to pay a quarterly cash dividend at a rate initially equal to $18.75 million per quarter (or an annual rate of $75.0 million). Based on the approximately 83.4 million shares of common stock to be outstanding after this offering, this dividend policy implies a quarterly dividend of approximately $0.225 per share (or an annual dividend of approximately $0.90 per share). The declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors. See “Risk Factors—Risks Related to This Offering and Our Common Stock—We may not generate sufficient net cash flows or have sufficient restricted payment capacity under our senior secured credit facilities or the indentures governing our outstanding notes to pay our intended dividends on the common stock,” “Dividend Policy,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Covenants.”

Principal Stockholders	Upon completion of this offering, investment funds associated with the Sponsors will own a controlling interest in us. As a result, we currently intend to avail ourselves of the controlled company exemption under the Nasdaq Marketplace Rules. For more information, see “Management—Board Structure and Committee Composition.”

Conflicts of Interest

Because Goldman, Sachs & Co. is an underwriter and its affiliates collectively indirectly own approximately 10% of the issuer’s common stock through investments in investment funds affiliated with Thomas H. Lee Partners, L.P., Goldman, Sachs & Co. is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence in respect thereto, subject to certain exceptions which are not applicable here. Morgan Stanley & Co. LLC will serve as a qualified independent underwriter within the meaning of Rule 5121 in connection with this offering. For more information see “Conflicts of Interest.”

Risk factors	You should read carefully the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Nasdaq Global Select Market symbol	“WSTC”

The number of shares of our common stock to be outstanding following this offering is based on 62,147,374 shares of our common stock outstanding as of March 7, 2013, but excludes:

•	3,224,240 shares of common stock issuable upon exercise of options outstanding as of March 7, 2013, at a weighted average exercise price of $25.47 per share;

•	1,159,358 shares underlying notional shares outstanding under our Nonqualified Deferred Compensation Plan at March 7, 2013;

•	1,000,000 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan;

•	8,500,000 shares of common stock reserved for issuance under our 2013 Long-Term Incentive Plan, which will become effective prior to the closing of this offering; and

•	3,300,000 shares of common stock reserved for issuance under our Nonqualified Deferred Compensation Plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the effectiveness of a one-for-eight reverse split of our common stock that was effected on March 8, 2013; and

•	no exercise by the underwriters of their option to purchase up to 3,191,250 additional shares.

Related Party Payments

Upon completion of this offering, pursuant to the terms of that certain management agreement we entered into with affiliates of the Sponsors, dated October 24, 2006 and that certain management letter agreement we entered into with affiliates of the Sponsors, dated March 8, 2013, we expect to pay to the Sponsors $24.0 million. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Transactions Since the Recapitalization—Management Agreement.” In connection with this offering, our board of directors has approved transaction-based IPO bonuses of $2.9 million under our Executive Incentive Compensation Plan, of which $750,000 will be granted to Mr. Thomas B. Barker and $250,000 will be granted to each of Ms. Berger and Messrs. Mendlik, Stangl and Strubbe. See “Executive Compensation—Executive Incentive Compensation Plan.” Also in connection with this offering, our compensation committee intends to accelerate vesting of all remaining unvested shares subject to the Restricted Stock Award and Special Bonus Agreements and Restricted Stock Award Agreements entered into pursuant to the 2006 Executive Incentive Plan. The acceleration would result in the vesting of an aggregate of 42,562 shares of common stock, including the acceleration of 40,001 shares of common stock previously granted to Todd B. Strubbe. See “Executive Compensation—West Corporation 2006 Executive Incentive Plan.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial data for our business as of the dates and for the periods presented. Our historical results are not necessarily indicative of future operating results. You should read this summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Year Ended December 31,
	2010	2011	2012
	(in millions, except per share amounts)
Consolidated Statement of Operations Data:
Revenue	$2,388.2	$2,491.3	$2,638.0
Cost of services	1,057.0	1,113.3	1,224.4
Selling, general and administrative expenses	911.0	909.9	935.4

Operating income	420.2	468.1	478.2
Interest expense	(252.7)	(269.9)	(272.0)
Refinancing expense	(52.8)	—	—
Other income	6.1	6.3	1.4

Income before income tax expense	120.8	204.5	207.6
Income tax expense	60.5	77.0	82.1

Net income	$60.3	$127.5	$125.5

Earnings (loss) per common share:
Basic Class L shares(1)	$17.07	$17.18
Diluted Class L shares(1)	$16.37	$16.48
Basic Common	$(10.00)	$(4.01)	$2.04
Diluted Common	$(10.00)	$(4.01)	$1.98

	Year Ended December 31,
	2010	2011	2012
	(dollars in millions)
Selected Other Data:
Net cash flows from operating activities	$312.8	$348.2	$318.9
Net cash flows used in investing activities	(137.9)	(329.4)	(201.6)
Net cash flows used in financing activities	(133.7)	(23.2)	(33.1)
Capital expenditures	122.0	120.1	128.4
EBITDA(2)	596.6	648.8	663.1
EBITDA Margin(3)	25.0%	26.0%	25.1%
Adjusted EBITDA(2)	654.7	681.4	713.1
Adjusted EBITDA margin(4)	27.4%	27.3%	27.0%
Cash dividends declared, $8.00 per common share	—	—	$511.0

	As of December 31, 2012
	Actual	As Adjusted(5)
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$179.1	$85.0
Working capital	$303.4	$225.8
Total assets	$3,448.2	$3,352.9
Long-term debt, net of current portion	$3,992.5	$3,542.5
Total stockholders’ deficit(6)	$(1,249.7)	$(878.4)

(1)	On December 30, 2011, each outstanding share of Class L Common Stock was converted into 5.03625 shares of Class A Common Stock and our Class A Common Stock was then reclassified as a single class of Common Stock.
(2)	The term “EBITDA” refers to earnings before interest expense, taxes, depreciation and amortization, and the term “Adjusted EBITDA” refers to earnings before interest expense, share based compensation, taxes, depreciation and amortization, certain litigation settlement costs, impairments and other non-cash reserves, transaction costs and post-acquisition synergies. We present EBITDA Adjusted EBITDA because our management team uses them as important supplemental measures in evaluating our operating performance and preparing internal forecasts and budgets, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also use Adjusted EBITDA as a liquidity measure in assessing compliance with our senior credit facilities. For a reconciliation of Adjusted EBITDA to net cash flows from operating activities and a description of the material covenants contained in our senior credit facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Covenants.” We believe that the presentations of EBITDA and Adjusted EBITDA are useful because they provide important insight into our profitability trends and allow management and investors to analyze operating results with and without the impact of certain non-cash charges, such as depreciation and amortization, share-based compensation and impairments and other non-cash reserves, as well as certain litigation settlement and transaction costs and post-acquisition synergies. Although we use EBITDA and Adjusted EBITDA as financial measures to assess the performance of our business and we use Adjusted EBITDA as a measure of our liquidity, neither EBITDA nor Adjusted EBITDA is a measure of financial performance or liquidity under generally accepted accounting principles (“GAAP”) and the use of EBITDA and Adjusted EBITDA is limited because they do not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business and include adjustments for synergies that have not been realized. In addition, as disclosed below, certain adjustments included in our calculation of EBITDA and Adjusted EBITDA are based on management’s estimates and do not reflect actual results. For example, post-acquisition synergies included in Adjusted EBITDA are determined in accordance with our senior credit facilities, which provide for an adjustment to EBITDA, subject to certain specified limitations, for reasonably identifiable and factually supportable cost savings projected by us in good faith to be realized as a result of actions taken following an acquisition. While we use net income as a measure of performance, we also believe that EBITDA and Adjusted EBITDA, when presented along with net income, provide balanced disclosure which, for the reasons set forth above, are useful to investors and management in evaluating our operating performance and profitability. EBITDA and Adjusted EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net income (loss) as calculated in accordance with GAAP as a measure of performance. EBITDA and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. Set forth below is a reconciliation of EBITDA and Adjusted EBITDA to net income.

(continued)

	Year Ended December 31,
	2010	2011	2012
	(in millions)
Net income	$60.3	$127.5	$125.5
Interest expense and other financing charges	305.5	272.4	273.1
Depreciation and amortization	170.3	171.9	182.4
Income tax expense	60.5	77.0	82.1

EBITDA	$596.6	$648.8	$663.1

Provision for share-based compensation	4.2	23.3	25.8
Acquisition synergies and transaction costs(a)	5.1	14.3	15.5
Site closure and other impairments(b)	44.1	2.2	4.4
Non-cash foreign currency (gain) loss(c)	1.2	(6.4)	1.6
Litigation settlement costs(d)	3.5	(0.8)	2.7

Adjusted EBITDA(e)	$654.7	$681.4	$713.1

(a)	Represents, for each period presented, unrealized synergies for acquisitions, consisting primarily of headcount reductions and telephony-related savings, direct acquisition expenses and transaction costs incurred with the recapitalization. Amounts shown are permitted to be added to “EBITDA” for purposes of calculating our compliance with certain covenants under our credit facilities and the indentures governing our outstanding notes.
(b)	Represents site closures, severance, goodwill and other asset impairments, and in 2012, was net of the reversal of a contingent earn-out liability of $7.9 million.
(c)	Represents the unrealized loss (gain) on foreign denominated debt and the loss on transactions with affiliates denominated in foreign currencies.
(d)	Represents litigation settlements, net of estimated insurance proceeds, and related legal costs.
(e)	Adjusted EBITDA does not include pro forma adjustments for acquired entities of $5.5 million in 2012, $3.9 million in 2011 and $(0.1) million in 2010 as is permitted in our debt covenants.

(3)	Represents EBITDA as a percentage of revenue.
(4)	Represents Adjusted EBITDA as a percentage of revenue.
(5)	The as adjusted column gives effect to the sale of 21,275,000 shares of common stock in this offering, at the initial public offering price of $20.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of our net proceeds from this offering and cash on hand described under “Use of Proceeds.”
(6)	On October 24, 2006, we completed the Recapitalization of our Company. The Recapitalization was accounted for as a leveraged recapitalization, whereby the historical bases of our assets and liabilities were maintained. The net recapitalization amount was first applied against additional paid-in capital in excess of par value until that was exhausted and the remainder was applied against accumulated deficit.

RISK FACTORS

Investing in our common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following factors before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our common stock could decline if one or more of these risks and uncertainties actually occurs, causing you to lose all or part of the money you paid to buy our shares. Certain statements in “Risk Factors” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus.

Risks Related to Our Business

We may not be able to compete successfully in our highly competitive industries, which could adversely affect our business, results of operations and financial condition.

We face significant competition in many of the markets in which we do business and expect that this competition will intensify. The principal competitive factors in our business are range of service offerings, global capabilities and price and quality of services. In addition, we believe there has been an industry trend to move agent-based operations toward offshore sites. This movement could result in excess capacity in the United States, where most of our current capacity exists. The trend toward international expansion by foreign and domestic competitors and continuous technological changes may erode profits by bringing new competitors into our markets and reducing prices. Our competitors’ products, services and pricing practices, as well as the timing and circumstances of the entry of additional competitors into our markets, could adversely affect our business, results of operations and financial condition.

Our Unified Communications segment faces technological advances, which have contributed to pricing pressures and could result in the loss of customer relationships. Competition in the web and video conferencing services arenas continues to increase as new vendors enter the marketplace and offer a broader range of conferencing solutions through new technologies, including, without limitation, VoIP, on-premise solutions, PBX solutions, unified communications solutions and equipment and handset solutions.

Our Communication Services segment’s agent-based business and growth depend in large part on United States businesses automating and outsourcing call handling activities. Such automation and outsourcing may not continue, or may continue at a slower pace, as organizations may elect to perform these services themselves. In addition, our Communication Services segment faces risks from technological advances that we may not be able to successfully address. We compete with third-party collection agencies, other financial service companies and credit originators. Some of these companies have substantially greater personnel and financial resources than we do. In addition, companies with greater financial resources than we have may elect in the future to enter the consumer debt collection business.

There are services in both of our business segments that are experiencing pricing declines. If we are unable to offset pricing declines through increased transaction volume and greater efficiency, our business, results of operations and financial condition could be adversely affected.

We depend on third parties for certain services we provide, and increases in the cost of voice and data services or significant interruptions in these services could adversely affect our business, results of operations and financial condition.

We depend on voice and data services provided by various telecommunications providers. Because of this dependence, any change to the telecommunications market that would disrupt these services or limit our ability to obtain services at favorable rates could adversely affect our business, results of operations and financial condition. While we have entered into long-term contracts with many of our telecommunications providers, there is no obligation for these vendors to renew their contracts with us or to offer the same or lower rates in the future. In addition, these contracts are subject to termination or modification for various reasons outside of our control.

An adverse change in the pricing of voice and data services that we are unable to recover through price increases of our services, or any significant interruption in voice or data services, could adversely affect our business, results of operations and financial condition.

Our business depends on our ability to keep pace with our clients’ needs for rapid technological change and systems availability.

Technology is a critical component of our business. We have invested in sophisticated and specialized computer and telephone technology and we anticipate that it will be necessary for us to continue to select, invest in and develop new and enhanced technology on a timely basis in the future in order to remain competitive. Our future success depends in part on our ability to continue to develop technology solutions that keep pace with evolving industry standards and changing client demands. Introduction of new methods and technologies brings corresponding risks associated with effecting change to a complex operating environment and, in the case of adding third party services, results in a dependency on an outside technology provider. With respect to third party technology we use to support our services, some of which is provided by our competitors, the failure of such technology or the third party becoming unable or unwilling to continue to provide the technology could interfere with our ability to satisfy customer demands and may require us to make investments in a replacement technology, which could adversely affect our business, financial condition and results of operations.

Growth in our IP-Based UC Solutions and Emergency Communications businesses depends in large part on continued deployment and adoption of emerging technologies.

Growth in our IP-based UC Solutions business and our next generation 9-1-1 solution offering is largely dependent on customer acceptance of communications services over IP-based networks, which is still in its early stages. Continued growth depends on a number of factors outside of our control. Customers may delay adoption and deployment of IP-based UC Solutions for several reasons, including available capacity on legacy networks, internal commitment to in-house solutions and customer attitudes regarding security, reliability and portability of IP-based solutions. In the Emergency Communications business, adoption may be hindered by, among other factors, continued reliance by customers on legacy systems, the complexity of implementing new systems and budgetary constraints. If customers do not deploy and adopt IP-based network solutions at the rates we expect, for these or other reasons, our business results of operations and financial condition could be adversely affected.

A large portion of our revenue is generated from a limited number of clients, and the loss of one or more key clients would result in the loss of revenue.

Our 100 largest clients by revenue represented approximately 57% of our total revenue for the year ended December 31, 2012. If we fail to retain a significant amount of business from any of our significant clients, our business, results of operations and financial condition could be adversely affected.

We serve clients and industries that have experienced a significant level of consolidation in recent years. Additional consolidation could occur in which our clients could be acquired by companies that do not use our services. The loss of any significant client would result in a decrease in our revenue and could adversely affect our business, results of operations and financial condition.

Security and privacy breaches of the systems we use to protect personal data could adversely affect our business, results of operations and financial condition.

Our databases contain personal data of our clients’ customers, including credit card and healthcare information. Any security or privacy breach of these databases, whether from human error or fraud or malice on the part of employees or third parties or accidental technical failure, could expose us to liability, increase our expenses relating to the resolution of these breaches and deter our clients from selecting our services. Certain of our client contracts do not contractually limit our liability for the loss of confidential information. Migration of our emergency communications business to IP-based communication increases this risk. Our data security procedures may not effectively counter evolving security risks, address the security and privacy concerns of existing or potential clients or be compliant with federal, state, and local laws and regulations in all respects. For our international operations, we are obligated to implement processes and procedures to comply with local data privacy regulations. Any failures in our security and privacy measures could adversely affect our business, financial condition and results of operations.

Growth in our IP-Based UC Solutions and other new services may provide alternatives to our services which could adversely affect our business, results of operations and financial condition.

Our IP-Based UC Solutions and other new services and enhancements to existing services may compete with our current conferencing and collaboration services. Continued growth in such emerging technologies may result in the availability of feature rich alternatives to our existing services with a more attractive pricing model. These developments could reduce the attractiveness to customers of our existing product offerings and reduce the price which we can receive from customers with respect to such services, which could adversely affect our business, results of operations and financial condition.

Global economic conditions could adversely affect our business, results of operations and financial condition, primarily through disrupting our clients’ businesses.

Uncertain and changing global economic conditions, including disruption of financial markets, could adversely affect our business, results of operations and financial condition, primarily through disruptions of our clients’ businesses. Higher rates of unemployment and lower levels of business generally adversely affect the level of demand for certain of our services. In addition, continuation or worsening of general market conditions in the United States, Europe or other markets important to our businesses may adversely affect our clients’ level of spending, ability to obtain financing for purchases and ability to make timely payments to us for our services, which could require us to increase our allowance for doubtful accounts, negatively impact our days sales outstanding and adversely affect our results of operations.

Our contracts generally are not exclusive and typically do not provide for revenue commitments.

Contracts for many of our services generally enable our clients to unilaterally terminate the contract or reduce transaction volumes upon written notice and without penalty, in many cases based on our failure to attain certain service performance levels. The terms of these contracts are often also subject to renegotiation at any time. In addition, most of our contracts are not exclusive and do not ensure that we will generate a minimum level of revenue. Many of our clients also retain multiple service providers with whom we must compete. As a result, the profitability of each client program may fluctuate, sometimes significantly, throughout the various stages of a program.

Pending and future litigation may divert management’s time and attention and result in substantial costs of defense, damages or settlement, which could adversely affect our business, results of operations and financial condition.

We face uncertainties related to pending and potential litigation. We may not ultimately prevail or otherwise be able to satisfactorily resolve this litigation. In addition, other material suits by individuals or certified classes, claims, or investigations relating to our business may arise in the future. Furthermore, we generally indemnify our clients against third-party claims asserting intellectual property violations and data security breaches, which may result in litigation. Regardless of the outcome of any of these lawsuits or any future actions, claims or investigations relating to the same or any other subject matter, we may incur substantial defense costs and these actions may cause a diversion of management’s time and attention. Also, we may be required to alter our business practices or pay substantial damages or settlement costs as a result of these proceedings, which could adversely affect our business, results of operations and financial condition. Finally, certain of the outcomes of such litigation may directly affect our business model, and thus our profitability.

Our technology and services may infringe upon the intellectual property rights of others. Intellectual property infringement claims would be time-consuming and expensive to defend and may result in limitations on our ability to use the intellectual property subject to these claims.

Third parties have asserted in the past and may assert claims against us in the future alleging that we are violating or infringing upon their intellectual property rights. Any claims and any resulting litigation could subject us to significant liability for damages. An adverse determination in any litigation of this type could require us to design around a third party’s patent, license alternative technology from another party or reduce or modify our product and service offerings. In addition, litigation is time-consuming and expensive to defend and could result in the diversion of our time and resources. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims.

We are subject to extensive regulation, which could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business.

The United States Congress, the Federal Communications Commission (“FCC”) and the states and foreign jurisdictions where we provide services have promulgated and enacted rules and laws that govern personal privacy, the provision of telecommunication services, telephone solicitations, the collection of consumer debt, the provision of emergency communication services and data privacy. As a result, we may be subject to proceedings alleging violation of these rules and laws in the future. Additional rules and laws may regulate the pricing for our offerings or require us to modify our operations or service offerings in order to meet our clients’ service requirements effectively, and these regulations may limit our activities or significantly increase the cost of regulatory compliance.

There are numerous state statutes and regulations governing telemarketing activities that do or may apply to us. For example, some states place restrictions on the methods and timing of telemarketing calls and require that certain mandatory disclosures be made during the course of a telemarketing call. Some states also require that telemarketers register in the state before conducting telemarketing business in the state. Such registration can be time consuming and costly. Compliance with all federal and state telemarketing regulations is costly and time consuming. In addition, notwithstanding our compliance efforts, any failure on our part to comply with the registration and other legal requirements applicable to companies engaged in telemarketing activities could have an adverse impact on our business. We could become subject to litigation by private parties and governmental bodies alleging a violation of applicable laws or regulations, which could result in damages, regulatory fines, penalties and possible other relief under such laws and regulations and the accompanying costs and uncertainties of such litigation and enforcement actions.

In addition, the FCC recently adopted rules revising the manner in which regulated service providers compensate each other for the termination of interstate, intrastate, and local traffic, as well as intercarrier compensation between wireline carriers and wireless providers. The rules adopted by the FCC provide for a multi-year transition to a national uniform terminating charge of zero, which is known as “bill-and-keep.” Carriers were required to cap all current rate elements as of December 29, 2011 and to begin reducing their termination and transport rates in annual steps, culminating with a bill-and-keep system by July 2018. In a Further Notice, the FCC is considering changes to rates charged for origination of toll-free traffic, which is a major type of traffic carried by West’s subsidiary, HyperCube. These rules are currently being challenged by several states, industry groups and telecommunications carriers, and there are other initiatives by state regulators to address intrastate access rates. We are unable to predict the outcome of these rulemaking efforts, and any resulting regulations could limit our ability to determine how we charge for our services and have an adverse effect on our profitability.

We may not be able to adequately protect our proprietary information or technology.

Our success depends in part upon our proprietary information and technology. We rely on a combination of copyright, patent, trademark and trade secret laws, as well as on confidentiality procedures and non-compete agreements, to establish and protect our proprietary rights in each of our businesses. Third parties may infringe or misappropriate our patents, trademarks, trade names, trade secrets or other intellectual property rights, which could adversely affect our business, results of operations and financial condition, and litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The steps we have taken to deter misappropriation of our proprietary information and technology or client data may be insufficient to protect us, and we may be unable to prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Any infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights. In addition, because we operate in many foreign jurisdictions, we may not be able to protect our intellectual property in the foreign jurisdictions in which we operate.

Our data and operation centers are exposed to service interruption, which could adversely affect our business, results of operations and financial condition.

Our outsourcing operations depend on our ability to protect our data and operation centers against damage that may be caused by fire, natural disasters, pandemics, power failure, telecommunications failures, computer viruses, Trojan horses, other malware, failures of our software, acts of sabotage or terrorism, riots and other emergencies. In addition, for some of our services, we are dependent on outside vendors and suppliers who may be similarly affected. In the past, natural disasters such as hurricanes have caused significant employee dislocation and turnover in the areas impacted. If we experience temporary or permanent employee dislocation or interruption at one or more of our data or operation centers through casualty, operating malfunction, data loss, system failure or other events, we may be unable to provide the services we are contractually obligated to deliver. As a result, we may experience a reduction in revenue or be required to pay contractual damages to some clients or allow some clients to terminate or renegotiate their contracts. Failure of our infrastructure due to the occurrence of a single event may have a disproportionately large impact on our business results. Any interruptions of this type could result in a prolonged interruption in our ability to provide our services to our clients, and our business interruption and property insurance may not adequately compensate us for any losses we may incur. These interruptions could adversely affect our business, results of operations and financial condition.

While we maintain insurance coverage that may, subject to policy terms and conditions including significant self-insured deductibles, cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses.

Our future success depends on our ability to retain key personnel. Our inability to continue to attract and retain a sufficient number of qualified employees could adversely affect our business, results of operations and financial condition.

Our future success depends on the experience and continuing efforts and abilities of our management team and on the management teams of our operating subsidiaries. The loss of the services of one or more of these key employees could adversely affect our business, results of operations and financial condition. A large portion of our operations also require specially trained employees. From time to time, we must recruit and train qualified personnel at an accelerated rate in order to keep pace with our clients’ demands and our resulting need for specially trained employees. If we are unable to continue to hire, train and retain a sufficient labor force of qualified employees, our business, results of operations and financial condition could be adversely affected.

Increases in labor costs as a result of state and federal laws and regulations, market conditions or turnover rates could adversely affect our business, results of operations and financial condition.

Portions of our Communication Services segment’s agent-based services are very labor intensive and experience high personnel turnover. Significant increases in the employee turnover rate could increase recruiting and training costs and decrease operating effectiveness and productivity. In addition, increases in our labor costs, costs of employee benefits or employment taxes could adversely affect our business, results of operations and financial condition. In particular, the implementation of the Patient Protection and Affordable Care Act and the amendments thereto contain provisions relating to mandatory minimum health insurance coverage for employees which could materially impact our future healthcare costs for our predominantly United States-based workforce. While the legislation’s ultimate impact is not yet known, it is possible that these changes could significantly increase our compensation costs. In addition, many of our employees are hired on a part-time basis, and a significant portion of our costs consists of wages to hourly workers. From time to time, federal and state governments consider legislation to increase the minimum wage rate in their respective jurisdictions. Increases in the minimum wage or labor regulation could increase our labor costs.

Because we have operations in countries outside of the United States, we may be subject to political, economic and other conditions affecting these countries that could result in increased operating expenses and regulation.

We operate or rely upon businesses in numerous countries outside the United States. We may expand further into additional countries and regions. There are risks inherent in conducting business internationally, including the following:

•	difficulties in staffing and managing international operations;

•	accounting (including managing internal control over financial reporting in our non-U.S. subsidiaries), tax and legal complexities arising from international operations;

•	burdensome regulatory requirements and unexpected changes in these requirements, including data protection requirements;

•	data privacy laws that may apply to the transmission of our clients’ and employees’ data to the United States;

•	localization of our services, including translation into foreign languages and associated expenses;

•	longer accounts receivable payment cycles and collection difficulties;

•	political and economic instability;

•	fluctuations in currency exchange rates;

•	potential difficulties in transferring funds generated overseas to the United States in a tax efficient manner;

•	seasonal reductions in business activity during the summer months in Europe and other parts of the world;

•

differences between the rules and procedures associated with handling emergency communications in the United States and those related to IP emergency communications originated outside of the United States; and

•	potentially adverse tax consequences.

If we cannot manage our international operations successfully, our business, results of operations and financial condition could be adversely affected.

Changes in foreign exchange rates may adversely affect our revenue and net income attributed to foreign subsidiaries.

We conduct business in countries outside of the United States. Revenue and expense from our foreign operations are typically denominated in local currencies, thereby creating exposure to changes in exchange rates. Revenue and profit generated by our international operations will increase or decrease compared to prior periods as a result of changes in foreign currency exchange rates. Adverse changes to foreign exchange rates could decrease the value of revenue we receive from our international operations and have a material adverse impact on our business. Generally, we do not attempt to hedge our foreign currency transactions.

Our failure to repatriate cash from our foreign subsidiaries, or the costs incurred to do so, could harm our liquidity.

As of December 31, 2012, the amount of cash and cash equivalents held by our foreign subsidiaries was $58.6 million. From time to time we may seek to repatriate funds held by these subsidiaries, and our ability to withdraw cash from foreign subsidiaries will depend upon the results of operations of these subsidiaries and may be subject to legal, contractual or other restrictions and other business considerations. Our foreign subsidiaries may enter into financing arrangements that limit their ability to make loans or other payments to fund payments of our debt. In addition, dividend and interest payments to us from our foreign subsidiaries may be subject to foreign withholding taxes, which could reduce the amount of funds we receive from our foreign subsidiaries. Dividends and other distributions from our foreign subsidiaries may also be subject to fluctuations in currency exchange rates and legal and other restrictions on repatriation, which could further reduce the amount of funds we receive from our foreign subsidiaries.

In general, when an entity in a foreign jurisdiction repatriates cash to the United States, the amount of such cash is treated as a dividend taxable at current U.S. tax rates. Accordingly, upon the distribution of cash to us from our foreign subsidiaries, we will be subject to U.S. income taxes. Although foreign tax credits may be available to reduce the amount of the additional tax liability, these credits may be limited based on our tax attributes. Therefore, to the extent that we use cash generated in foreign jurisdictions, there may be a cost associated with repatriating cash to the United States or other limitations that could adversely affect our liquidity.

If we are unable to complete future acquisitions or if we incur unanticipated acquisition liabilities, our business strategy and earnings may be negatively affected.

Our ability to identify and take advantage of attractive acquisitions or other business development opportunities is an important component in implementing our overall business strategy. We may be unable to identify, finance or complete acquisitions or to do so at attractive valuations.

In addition, we incur significant transaction costs associated with our acquisitions, including substantial fees for attorneys, accountants and other advisors. Any acquisition could result in our assumption of unknown and/or unexpected, and perhaps material, liabilities. Additionally, in any acquisition agreement, the negotiated representations, warranties and agreements of the selling parties may not entirely protect us, and liabilities resulting from any breaches could exceed negotiated indemnity limitations. These factors could impair our growth and ability to compete; divert resources from other potentially more profitable areas; or otherwise cause a material adverse effect on our business, financial position and results of operations.

If we are unable to integrate or achieve the objectives of our recent and future acquisitions, our overall business may suffer.

Our business strategy depends on successfully integrating the assets, operations and corporate functions of businesses we have acquired and any additional businesses we may acquire in the future. The acquisition of additional businesses involves integration risks, including:

•	the diversion of management’s time and attention away from operating our business to acquisition and integration challenges;

•	the unanticipated loss of key employees of the acquired businesses;

•

the potential need to implement or remediate controls, procedures and policies appropriate for a larger company at businesses that prior to the acquisition lacked these controls, procedures and policies;

•

the need to integrate accounting, information management, human resources, contract and intellectual property management and other administrative systems at each business to permit effective management; and

•	our entry into markets or geographic areas where we may have limited or no experience.

We may be unable to effectively or efficiently integrate businesses we have acquired or may acquire in the future without encountering the difficulties described above. Failure to integrate these businesses effectively could adversely affect our business, results of operations and financial condition.

In addition to this integration risk, our business, results of operations and financial condition could be adversely affected if we are unable to achieve the planned objectives of an acquisition including cost savings and synergies. The inability to achieve our planned objectives could result from:

•	the financial underperformance of these acquisitions;

•	the loss of key clients of the acquired business, which may drive financial underperformance;

•	the loss of key personnel at the acquired company; and

•	the occurrence of unanticipated liabilities or contingencies for which we are unable to receive indemnification from the prior owner of the business.

Potential future impairments of our substantial goodwill, intangible assets, or other long-lived assets could adversely affect our business, results of operations and financial condition.

As of December 31, 2012, we had goodwill of approximately $1.8 billion and intangible assets, net of accumulated amortization, of $285.7 million, respectively. Management is required to exercise significant judgment in identifying and assessing whether impairment indicators exist, or if events or changes in circumstances have occurred, including market conditions, operating results, competition and general economic conditions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Goodwill and Intangible Assets.” Any changes in key assumptions about the business units and their prospects or changes in market conditions or other externalities could result in an impairment charge, and such a charge could have an adverse effect on our business, results of operations and financial condition.

Our ability to recover consumer receivables on behalf of our clients may be limited under federal and state laws, which could limit our ability to recover on consumer receivables regardless of any act or omission on our part.

Federal and state consumer protection, privacy and related laws and regulations extensively regulate the relationship between debt collectors and debtors. Federal and state laws may limit our ability to recover on our clients’ consumer receivables regardless of any act or omission on our part. In addition, in March 2011, we entered into a Stipulated Order as part of a settlement agreement with the Federal Trade Commission (“FTC”) that imposes duties upon us beyond those of current federal and state laws. For example, for a period of five years from the date of entry of the Order, we must include a special disclosure on all written communications sent to consumers in connection with the collection of debts. The disclosure advises the consumer of certain rights they have under the Federal Fair Debt Collection Practices Act (“FDCPA”), provides a phone number and address at West to which the consumer can direct a complaint, and also provides contact information for the FTC if the consumer wishes to file a complaint with the Commission. In addition, for a period of five years, we must provide a special notice to all employees that advises them of certain requirements under the FDCPA including notice that individual collectors can be liable for violations of the FDCPA. Each employee must sign an acknowledgement that he or she has received and read the notice and we must maintain copies of the acknowledgements to verify our compliance. Additional consumer protection and privacy protection laws may be enacted that would impose additional or more stringent requirements on the enforcement of and collection on consumer receivables. In addition, federal and state governments are considering, and may consider in the future, other legislative proposals that would further regulate the collection of consumer receivables. The recently created Consumer Financial Protection Bureau (“CFPB”) has broad regulatory authority over consumer protection issues pertaining to financial products and services in the United States. The primary focus of the CFPB is on banks, but it also has authority over non-bank servicing agencies such as debt collection companies. The CFPB has the authority to conduct compliance examinations of any company within its jurisdiction and may bring enforcement actions when necessary to enforce consumer protection statutes. The CFPB is also authorized to promulgate regulations under consumer protection statutes that may impact the Company. Any failure to comply with any current or future laws applicable to us could limit our ability to collect on our clients’ charged-off consumer receivable portfolios, which could adversely affect our business, results of operations and financial condition.

Risks Related to Our Level of Indebtedness

We may not be able to generate sufficient cash to service all of our indebtedness and fund our other liquidity needs, and we may be forced to take other actions, which may not be successful, to satisfy our obligations under our indebtedness.

At December 31, 2012, our aggregate long-term indebtedness, including the current portion, was $4,017.7 million. In 2012, our consolidated interest expense was approximately $272.0 million. Our ability to make scheduled payments or to refinance our debt obligations and to fund our other liquidity needs depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot make assurances that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness and to fund our other liquidity needs.

If our cash flows and capital resources are insufficient to fund our debt service obligations and to fund our other liquidity needs, we may be forced to reduce or delay capital expenditures or declared dividends, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot make assurances that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements, including our senior secured credit facilities or the indentures that govern our outstanding notes. Our senior secured credit facilities documentation and the indentures that govern the notes restrict our ability to dispose of assets and use the proceeds from the disposition. As a result, we may not be able to consummate those dispositions or use the proceeds to meet our debt service or other obligations, and any proceeds that are available may not be adequate to meet any debt service or other obligations then due.

If we cannot make scheduled payments on our debt, we will be in default of such debt and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	our debt holders under other debt subject to cross default provisions could declare all outstanding principal and interest on such other debt to be due and payable;

•	the lenders under our senior secured credit facilities could terminate their commitments to lend us money and foreclose against the assets securing our borrowings; and

•	we could be forced into bankruptcy or liquidation.

Our current or future indebtedness could impair our financial condition and reduce the funds available to us for other purposes, including dividend payments, and our failure to comply with the covenants contained in our senior secured credit facilities documentation or the indentures that govern our outstanding notes could result in an event of default that could adversely affect our results of operations.

Our current or future indebtedness could adversely affect our business, results of operations or financial condition, including the following:

•

our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, product development, general corporate purposes, refinancing of our existing obligations or other purposes may be impaired;

•

a significant portion of our cash flow from operations may be dedicated to the payment of interest and principal on our indebtedness, which will reduce the funds available to us for our operations, capital expenditures, future business opportunities or other purposes;

•	the debt service requirements of our other indebtedness could make it more difficult for us to satisfy our financial obligations;

•	because we may be more leveraged than some of our competitors, our debt may place us at a competitive disadvantage;

•	our leverage will increase our vulnerability to economic downturns and limit our ability to withstand adverse events in our business by limiting our financial alternatives;

•	our ability to capitalize on significant business opportunities and to plan for, or respond to, competition and changes in our business may be limited; and

•	limit our ability to declare or pay dividends.

Our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants that limit our ability to incur additional debt, including to finance future operations or other capital needs, and to engage in other activities that we may believe are in our long-term best interests, including to dispose of or acquire assets. Our failure to comply with these covenants may result in an event of default, which, if not cured or waived, could accelerate the maturity of our indebtedness or result in modifications to our credit terms. If our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our debt obligations and we may not be able to continue our operations as planned.

We had a negative net worth as of December 31, 2012, which may make it more difficult and costly for us to obtain financing in the future and may otherwise negatively impact our business.

As of December 31, 2012, we had a negative net worth of $1,249.7 million. Our negative net worth primarily resulted from the incurrence of indebtedness to finance our Recapitalization in 2006. As a result of our negative net worth, we may face greater difficulty and expense in obtaining future financing than we would face if we had a greater net worth, which may limit our ability to meet our needs for liquidity or otherwise compete effectively in the marketplace.

Despite our current indebtedness levels and the restrictive covenants set forth in agreements governing our indebtedness, we and our subsidiaries may still incur significant additional indebtedness, including secured indebtedness. Incurring additional indebtedness could increase the risks associated with our substantial indebtedness.

Subject to the restrictions in our debt agreements, we and certain of our subsidiaries may incur significant additional indebtedness, including additional secured indebtedness. Although the terms of our debt agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and additional indebtedness incurred in compliance with these restrictions could be significant. At December 2012, under the terms of our debt agreements, we would be permitted to incur up to approximately $347.3 million of additional tranches of term loans or increases to the revolving credit facility. Depending on the application of net proceeds received by us in this offering, our ability to incur additional indebtedness under our senior secured credit facilities could increase substantially and we may reborrow a portion of the debt repaid following this offering. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we face after this offering could increase.

Risks Related to This Offering and Our Common Stock

There has not been a public market for our shares since our recapitalization in 2006 and an active market may not develop or be maintained, which could limit your ability to sell shares of our common stock.

Before this offering, there has not been a public market for our shares of common stock since 2006. Although our common stock has been approved for listing on the Nasdaq Global Select Market, an active public market for our shares may not be sustained after this offering. The initial public offering price was determined by negotiations between the underwriters and our board of directors and may not be representative of the market price at which our shares of common stock will trade after this offering. In particular, we cannot assure you that you will be able to resell our shares at or above the initial public offering price.

The price of our common stock could be volatile.

The overall market and the price of our common stock may fluctuate greatly. The trading price of our common stock may be significantly affected by various factors, including:

•	quarterly fluctuations in our operating results;

•	changes in investors’ and analysts’ perception of the business risks and conditions of our business;

•	our ability to meet the earnings estimates and other performance expectations of financial analysts or investors;

•	unfavorable commentary or downgrades of our stock by equity research analysts;

•	termination of lock-up agreements or other restrictions on the ability of our existing stockholders to sell their shares after this offering;

•	fluctuations in the stock prices of our peer companies or in stock markets in general; and

•	general economic or political conditions.

Future sales of our common stock may lower our stock price.

If our existing stockholders sell a large number of shares of our common stock following this offering, the market price of our common stock could decline significantly. In addition, the perception in the public market that our existing stockholders might sell shares of common stock could depress the market price of our common stock, regardless of the actual plans of our existing stockholders. Immediately after this offering, approximately 83,422,374 shares of our common stock will be outstanding, or 86,613,624 if the underwriters’ option is exercised in full. Of these shares, all of the shares in this offering will be available for immediate resale in the public market, 1,563,908 shares will be available for sale under Rule 144 immediately upon the closing of this offering, subject to holding period requirements, and the remaining 60,583,466 shares are subject to lock-up agreements restricting the sale of those shares for 180 days from the date of this prospectus. However, the underwriters may waive this restriction and allow the stockholders to sell their shares at any time.

In addition, following this offering, the holders of 58,899,908 shares of common stock will have the right, subject to certain exceptions and conditions and to the lock-up agreements described above, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Available for Future Sale.”

After this offering, we intend to register approximately 15,993,491 shares of common stock consisting of shares that are reserved for issuance upon exercise of options granted under our 2006 Executive Incentive Plan, shares that may be issued pursuant to our 2013 Long-Term Incentive Plan or our 2013 Employee Stock Purchase Plan and shares of common stock that may be issued pursuant to the satisfaction of deferred compensation obligations under our Nonqualified Deferred Compensation Plan. Once we register these shares, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates and to lock-up agreements described above.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At the initial public offering price of $20.00 per share you will incur immediate and substantial dilution in an amount of $55.76 per share of common stock. See “Dilution.”

Moreover, we issued options in the past to acquire common stock at prices some of which are significantly below the assumed initial public offering price. As of March 7, 2013, 3,224,240 shares of common stock were issuable upon exercise of outstanding stock options with a weighted average exercise price of $25.47 per share. To the extent that outstanding options with an exercise price below $20.00, the price per share in this initial public offering, are ultimately exercised, you will incur further dilution.

We may not generate sufficient cash flows or have sufficient restricted payment capacity under our senior secured credit facilities or the indentures governing our outstanding notes to pay our intended dividends on the common stock.

Following this offering, and subject to legally available funds, we intend to pay quarterly cash dividends. We will only be able to pay dividends from our available cash on hand and funds generated by us and our subsidiaries. Our ability to pay dividends to our stockholders will be subject to the terms of our senior secured credit facilities and the indentures governing the outstanding notes. Our operating cash flow and ability to comply with restricted payments covenants in our debt instruments will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. In addition, dividend payments are not mandatory or guaranteed, and our board of directors may never declare a dividend, decrease the level of dividends or entirely discontinue the payment of dividends. Your decision whether to purchase shares of our common stock should allow for the possibility that no dividends will be paid. You may not receive any dividends as a result of the following additional factors, among others:

•	we are not legally or contractually required to pay dividends;

•

while we currently intend to pay a regular quarterly dividend, the actual amount of dividends distributed and the decision to make any distribution is entirely at the discretion of our board of directors and future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant;

•	the amount of dividends distributed is and will be subject to contractual restrictions under the restricted payments covenants contained in:

•	the indentures governing our outstanding notes,

•	the terms of our senior secured credit facilities, and

•	the terms of any other outstanding indebtedness incurred by us or any of our subsidiaries after the completion of this offering; and

•	the amount of dividends distributed is subject to state law restrictions.

As a result of the foregoing limitations on our ability to make distributions, we cannot assure you that we will be able to make all of our intended quarterly dividend payments.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt that our stockholders may find beneficial.

Our amended and restated certificate of incorporation, second amended and restated bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	establishing a classified board of directors so that not all members of our board are elected at one time;

•	providing that directors may be removed by stockholders only for cause;

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•

limiting our ability to engage in certain business combinations with any “interested stockholder” (other than the Sponsors, Gary and Mary West, their affiliates and certain transferees) for a three-year period following the time that the stockholder became an interested stockholder;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors; and

•	limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on the board to our board of directors then in office.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law. Any provision of our amended and restated certificate of incorporation or second amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our existing stockholders will exert significant influence over us after the completion of this offering. Their interests may not coincide with yours and they may make decisions with which you may disagree.

After this offering, entities controlled by Gary L. West and Mary E. West, the Gary and Mary West Health Institute and investment funds associated with the Sponsors will own, in the aggregate, approximately 70.6% of our outstanding common stock. Under our amended and restated stockholder agreement with our Sponsors and entities controlled with our Founders, our Sponsors can designate up to 5 directors, in the aggregate, to our board of directors, subject to ownership of our common stock above certain thresholds. Because our Chief Executive Officer will be appointed, and may be terminated, by our board of directors, our Sponsors will effectively have the ability to select our Chief Executive Officer through the designation of directors, subject to ownership of our common stock above a certain threshold. See “Certain Relationships and Related Party Transactions—Transactions Since the Recapitalization—Stockholder Agreement.” As a result, these stockholders, acting individually or together, could control substantially all matters requiring stockholder approval, including the election of most directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with our interests as a company or the interest of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

Because investment funds associated with the Sponsors have agreed to act together on certain matters, including with respect to the election of directors, and will own more than 52% of our voting power after giving effect to this offering, we will be considered a “controlled company” under the Nasdaq Marketplace Rules. We intend to avail ourselves of the “controlled company” exception under the Nasdaq Marketplace Rules. As such, we will be exempt from certain of the corporate governance requirements under the Nasdaq Marketplace Rules, including the requirements that a majority of our board of directors consist of independent directors, that we have a nominating and corporate governance committee that is composed entirely of independent directors and that we have a compensation committee that is composed entirely of independent directors. As a result, for so long as we are a controlled company, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements under the Nasdaq Marketplace Rules.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely affect our business or prospects.

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to the Sponsors or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than West and its subsidiaries) and that may be a business opportunity for such Sponsor, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no such person shall be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. None of the Sponsors shall have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

These provisions apply subject only to certain ownership requirements of the Sponsors and other conditions. For example, our Sponsors may become aware, from time to time, of certain business opportunities, such as acquisition opportunities or ideas for product line expansions, and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to the Sponsors could adversely impact our business or prospects if attractive business opportunities are procured by the Sponsors for their own benefit rather than for ours. See “Description of Capital Stock.”

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our common stock price could decline.

The market price of our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of our common stock or its trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our common stock or if our operating results or prospects do not meet their expectations, the market price of our common stock could decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering and cash on hand to redeem our 11% senior subordinated notes due 2016, to fund $24.0 million payable as a result of this offering pursuant to the management agreement and the management letter agreement between us and the Sponsors, dated October 24, 2006 and March 8, 2013, respectively, and to pay $2.9 million of transaction-based IPO bonuses under our Executive Incentive Compensation Plan. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or other similar words.

These forward-looking statements are only predictions. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We have described in the “Risk Factors” section and elsewhere in this prospectus the principal risks and uncertainties that we believe could cause actual results to differ from these forward-looking statements. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $399.3 million, after deducting estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us of approximately $26.2 million. See “Underwriting.”

We expect to use the net proceeds from this offering and cash on hand to redeem our 11% senior subordinated notes due 2016, which have an outstanding principal amount of $450.0 million and are redeemable through October 14, 2013 at a redemption price equal to 103.667% of the principal amount, to fund $24.0 million payable as a result of this offering pursuant to the management agreement and the management letter agreement between us and the Sponsors, dated October 24, 2006 and March 8, 2013, respectively, and to pay $2.9 million of transaction-based IPO bonuses under our Executive Incentive Compensation Plan.

For additional information regarding outstanding indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

DIVIDEND POLICY

Following this offering and subject to legally available funds, we intend to pay a quarterly cash dividend at a rate initially equal to $18.75 million per quarter (or an annual rate of $75.0 million). Based on the approximately 83.4 million shares of common stock to be outstanding after the offering, this dividend policy implies a quarterly dividend of approximately $0.225 per share (or an annual dividend of approximately $0.90 per share). We anticipate funding our dividend with cash generated by our operations. In 2012, our net cash flows from operating activities were $318.9 million, our net cash flows used in investing activities were $201.6 million and our net cash flows used in financing activities were $33.1 million. We anticipate an improvement in our cash flows from operations for 2013, including the partial-year beneficial impact of reduced interest expense of approximately $49.5 million (less approximately $16.5 million of cost associated with the redemption) from the redemption of our 11% senior subordinated notes due 2016 with the net proceeds from this offering and the termination of the $4.0 million annual fee paid under the management agreement with our Sponsors. Any fluctuations in cash flows used in investing and financing activities for 2013 will be dependent on various factors, including potential acquisition opportunities, but we anticipate capital expenditures in 2013 of approximately $130.0 million to $140.0 million. We cannot assure you that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus, if at all.

The declaration and payment of all future dividends, if any, will be at the sole discretion of our Board of Directors. In determining the amount of any future dividends, our Board of Directors will take into account: (i) our financial condition and results of operations, (ii) our available cash and net cash flows from operating activities, as well as anticipated cash requirements (including debt servicing), (iii) our capital requirements and the capital requirements of our subsidiaries, (iv) contractual, legal, tax and regulatory restrictions, including restrictions imposed by the terms of our outstanding indebtedness, (v) general economic and business conditions, (vi) priority of preferred stock dividends, if any, and (vii) any other factors that our Board of Directors may deem relevant. In particular, the restricted payments covenants under our senior secured credit facilities and the indentures governing our outstanding notes effectively limit our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Covenants” Based on the approximately 83.4 million shares of common stock expected to be outstanding after the offering, this dividend policy would require approximately $75.0 million in cash per year.

On August 15, 2012, our Board of Directors declared a special cash dividend of $8.00 per share paid to stockholders of record on that date.

CAPITALIZATION

The following table shows our capitalization as of December 31, 2012:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the issuance and sale by us of 21,275,000 shares of our common stock in this offering at the initial public offering price of $20.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from such issuance and cash on hand to redeem our 11% senior subordinated notes due 2016 at a redemption premium of 103.667% and to pay the $24.0 million fee related to the management agreement with the Sponsors and $2.9 million of transaction-based IPO bonuses under our Executive Incentive Compensation Plan.

You should read this table together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” sections of this prospectus as well as our financial statements and related notes and the other financial information appearing elsewhere in this prospectus.

	As of December 31, 2012
	Actual	As Adjusted
	(unaudited) (in thousands)
Cash and cash equivalents(1)	$179,111	$85,010

Long-term obligations, including current portion:
Senior Secured Term Loan Facility, due 2016(2)	$1,452,506	$1,452,506
Senior Secured Term Loan Facility, due 2018(2)	965,150	965,150
11% Senior Subordinated Notes, due 2016	450,000	—
8 5/8% Senior Notes, due 2018	500,000	500,000
7 7/8% Senior Notes, due 2019	650,000	650,000

Stockholders’ deficit
Common Stock $0.001 par value, 475,000 shares authorized, 62,178 shares issued and 62,086 shares outstanding on an actual basis; 83,453 shares issued and 83,361 shares outstanding on an as adjusted basis	62	83
Additional paid-in capital	1,720,639	2,118,784
Retained deficit(3)	(2,941,948)	(2,968,872)
Accumulated other comprehensive loss	(23,131)	(23,131)
Treasury stock, at cost (92 shares)	(5,308)	(5,308)

Total stockholders’ deficit(3)	(1,249,686)	(878,444)

Total capitalization	$2,767,970	$2,689,212

(1)	Other than the underwriting discounts and commissions, we expect the estimated offering costs payable by us to be approximately $3.5 million, which includes legal, accounting and printing costs and various other fees associated with registration and listing of our common stock, $1.8 million of these expenses were paid prior to December 31, 2012, and $0.6 million of such $1.8 million was previously recognized as expense.
(2)	On February 20, 2013, we amended our senior secured term loan facilities, which amendment extended the maturity of a portion of the term loans due July 2016 to June 2018. As of the effective date of the amendment, we had outstanding term loans in an aggregate principal amount of $2.1 billion due June 2018 and term loans in an aggregate principal amount of approximately $317.7 million due July 2016.

(3)	On October 24, 2006, we completed the Recapitalization of our Company. The Recapitalization was accounted for as a leveraged recapitalization, whereby the historical bases of our assets and liabilities were maintained. The net recapitalization amount was first applied against additional paid-in capital in excess of par value until that was exhausted and the remainder was applied against accumulated deficit.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

Our net tangible book value at December 31, 2012 was $(3.4) billion, and our net tangible book value per share was $(53.99). Adjusted net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding at December 31, 2012.

After giving effect to the sale of our common stock in this offering at the initial public offering price of $20.00 per share and after deducting the underwriting discount, estimated offering expenses payable by us, and the application of net proceeds from this offering as described in “Use of Proceeds”, our net tangible book value at December 31, 2012 would have been $(3.0) billion, or $(35.76) per share. This represents an immediate increase in net tangible book value per share of $18.23 to the existing stockholders and dilution in net tangible book value per share of $(55.76) to new investors who purchase shares in the offering. The following table illustrates this per share dilution to new investors:

Initial public offering price per share		$20.00
Net tangible book value per share as of December 31, 2012	$(53.99)
Increase per share attributable to new investors in this offering	18.23
Pro forma net tangible book value per share after this offering		(35.76)
Dilution of net tangible book value per share to new investors		$(55.76)

The following table summarizes, on the same basis as of December 31, 2012, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering (amounts in thousands, except percentages and per share data):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	62,085,570	74.5%	$1,000,071,993	70.2%	$16.11
New investors	21,275,000	25.5%	425,500,000	29.8%	20.00

Total	83,360,570	100%	$1,425,571,993	100%	$17.10

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth a summary of our selected consolidated financial data. We derived the selected consolidated financial data as of December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, December 31, 2011, and December 31, 2010 from our consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2010, December 31, 2009, and December 31, 2008, and for the years ended December 31, 2009 and December 31, 2008 have been derived from our financial statements for such years, which are not included in this prospectus. In January 2009, we adopted Accounting Standards Codification Topic 810, Consolidation (“ASC 810”) (formerly Statement of Financial Accounting Standard No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51.), which required retrospective application and accordingly all prior periods have been recast to reflect the retrospective adoption.

The selected consolidated financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(amounts in thousands except per share amounts)
Statement of Operations Data:
Revenue	$2,247,434	$2,375,748	$2,388,211	$2,491,325	$2,638,024
Cost of services	1,015,028	1,067,777	1,057,008	1,113,289	1,224,459
Selling, general and administrative expenses (“SG&A”)	881,586	907,358	911,022	909,908	935,390

Operating income	350,820	400,613	420,181	468,128	478,175
Interest expense	(313,019)	(254,103)	(252,724)	(269,863)	(271,951)
Refinancing expense	—	—	(52,804)	—	—
Other income (expense)	(8,621)	1,326	6,127	6,262	1,385

Income before income tax expense	29,180	147,836	120,780	204,527	207,609
Income tax expense	11,731	56,862	60,476	77,034	82,068

Net income	17,449	90,974	60,304	127,493	125,541
Less net income (loss)—noncontrolling interest	(2,058)	2,745	—	—	—

Net income—West Corporation	$19,507	$88,229	$60,304	$127,493	$125,541

Basic Class L shares(1)	$12.78	$17.45	$17.07	$17.18
Diluted Class L shares(1)	$12.24	$16.67	$16.37	$16.48

Basic Common	$(9.84)	$(7.84)	$(10.00)	$(4.01)	$2.04
Diluted Common	$(9.84)	$(7.84)	$(10.00)	$(4.01)	$1.98

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands)
Selected Other Data:
Net cash flows from operating activities	$287,381	$272,857	$312,829	$348,187	$318,916
Net cash flows used in investing activities	$(597,539)	$(112,615)	$(137,896)	$(329,441)	$(201,622)
Net cash flows from (used in) financing activities	$341,971	$(271,844)	$(133,651)	$(23,180)	$(33,130)
Cash dividends declared, $8.00 per common share	—	—	—	—	$511,041
Capital expenditures	$108,765	$122,668	$122,049	$120,122	$128,429
EBITDA(2)	$525,686	$590,286	$596,639	$648,818	$663,148
EBITDA Margin(3)	23.3%	24.8%	25.0%	26.0%	25.1%
Adjusted EBITDA(2)	$633,551	$647,941	$654,650	$681,357	$713,075
Adjusted EBITDA margin(4)	28.2%	27.3%	27.4%	27.3%	27.0%

	As of December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands)
Balance Sheet Data:
Working capital	$211,410	$175,007	$213,465	$203,486	$303,424
Property and equipment, net	$320,152	$333,267	$341,366	$350,855	$364,896
Total assets	$3,314,789	$3,045,262	$3,005,250	$3,227,518	$3,448,153
Total debt	$3,946,127	$3,633,928	$3,533,566	$3,516,365	$4,017,656
Class L common stock(1)	$1,158,159	$1,332,721	$1,504,445
Total Stockholders’ deficit(5)	$(2,360,747)	$(2,425,465)	$(2,543,500)	$(896,413)	$(1,249,686)

(1)	On December 30, 2011, each outstanding share of Class L Common Stock was converted into 5.03625 shares of Class A Common Stock and our Class A Common Stock was then reclassified as a single class of Common Stock.
(2)	The term “EBITDA” refers to earnings before interest expense, taxes, depreciation and amortization, and the term “Adjusted EBITDA” refers to earnings before interest expense, share based compensation, taxes, depreciation and amortization, certain litigation settlement costs, impairments and other non-cash reserves, transaction costs and post-acquisition synergies. We present EBITDA and Adjusted EBITDA because our management team uses them as important supplemental measures in evaluating our operating performance and preparing internal forecasts and budgets and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also use Adjusted EBITDA as a liquidity measure in assessing compliance with our senior credit facilities. For a reconciliation of Adjusted EBITDA to net cash flows from operating activities and a description of the material covenants contained in our senior credit facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Covenants.” We believe that the presentations of EBITDA and Adjusted EBITDA are useful because they provide important insight into our profitability trends and allow management and investors to analyze operating results with and without the impact of certain non-cash charges, such as depreciation and amortization, share-based compensation and impairments and other non-cash reserves, as well as certain litigation settlement and transaction costs and post-acquisition synergies. Although we use EBITDA and Adjusted EBITDA as financial measures to assess the performance of our business and we use Adjusted EBITDA as a measure of our liquidity, neither EBITDA nor Adjusted EBITDA is a measure of financial performance or liquidity under generally accepted accounting principles (“GAAP”) and the use of EBITDA and Adjusted EBITDA is limited because they do not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business and include adjustments for synergies that have not been realized. In addition, as disclosed below, certain adjustments included in our calculation of EBITDA and Adjusted EBITDA are based on management’s estimates and do not reflect actual results. For example, post-acquisition synergies included in Adjusted EBITDA are determined in accordance with our senior credit facilities, which provide for an adjustment to EBITDA, subject to certain specified limitations, for reasonably identifiable and factually supportable cost savings projected by us in good faith to be realized as a result of actions taken following an acquisition. While we use net income as a measure of performance, we also believe that EBITDA and Adjusted EBITDA, when presented along with net income, provides balanced disclosure which, for the reasons set forth above, are useful to investors and management in evaluating our operating performance and profitability. EBITDA and Adjusted EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net income (loss) as calculated in accordance with GAAP as a measure of performance. EBITDA and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. Set forth below is a reconciliation of EBITDA and Adjusted EBITDA net income.

	For the year ended December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands)
Net income	$17,449	$90,974	$60,304	$127,493	$125,541
Interest expense and other financing charges	313,019	254,103	305,528	272,383	273,117
Depreciation and amortization	183,487	188,347	170,331	171,908	182,422
Income tax expense	11,731	56,862	60,476	77,034	82,068

EBITDA	525,686	590,286	596,639	648,818	663,148
Provision for share-based compensation(a)	1,404	3,840	4,233	23,341	25,849
Acquisition synergies and transaction costs(b)	20,985	18,003	5,035	14,314	15,476
Non-cash portfolio impairments(c)	76,405	25,464	—	—	—
Site closure and other impairments(d)	2,644	6,976	44,040	2,233	4,358
Non-cash foreign currency (gain) loss(e)	6,427	(229)	1,199	(6,454)	1,581
Litigation settlement costs(f)	—	3,601	3,504	(895)	2,663

Adjusted EBITDA(g)	$633,551	$647,941	$654,650	$681,357	$713,075

(a)	Represents total share-based compensation expense determined at fair value, excluding share based compensation expense related to deferred compensation-notional shares of $1.0 million in 2008 as amounts were determined to be not significant.
(b)	Represents, for each period presented, unrealized synergies for acquisitions, consisting primarily of headcount reductions and telephony-related savings, direct acquisition expenses and transaction costs incurred with the recapitalization. Amounts shown are permitted to be added to “EBITDA” for purposes of calculating our compliance with certain covenants under our credit facilities and the indentures governing our outstanding notes.
(c)	Represents non-cash portfolio receivable allowances.
(d)	Represents site closures, severance, goodwill and other asset impairments, and in 2012, was net of the reversal of a contingent earn-out liability of $7.9 million.
(e)	Represents the unrealized loss (gain) on foreign denominated debt and the loss on transactions with affiliates denominated in foreign currencies.
(f)	Represents litigation settlements, net of estimated insurance proceeds, and related legal costs.
(g)	Adjusted EBITDA does not include pro forma adjustments for acquired entities of $5.5 million in 2012, $3.9 million in 2011, $(0.1) million in 2010, $2.0 million in 2009 and $49.1 million in 2008 as is permitted in our debt covenants.
(3)	Represents EBITDA as a percentage of revenue.
(4)	Represents Adjusted EBITDA as a percentage of revenue.
(5)	On October 24, 2006, we completed the Recapitalization of our Company. The Recapitalization was accounted for as a leveraged recapitalization, whereby the historical bases of our assets and liabilities were maintained. The net recapitalization amount was first applied against additional paid-in capital in excess of par value until that was exhausted and the remainder was applied against accumulated deficit.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Business Overview

We are a leading provider of technology-driven, communication services. We offer a broad portfolio of services, including conferencing and collaboration, unified communications, alerts and notifications, emergency communications, business process outsourcing and telephony / interconnect services. The scale and processing capacity of our proprietary technology platforms, combined with our expertise in managing voice and data transactions, enable us to provide reliable, high-quality, mission-critical communications designed to maximize return on investment for our clients. Our clients include Fortune 1000 companies, along with small and medium enterprises in a variety of industries, including telecommunications, retail, financial services, public safety, technology and healthcare. We have sales and operations in the United States, Canada, Europe, the Middle East, Asia Pacific, Latin America and South America.

Since our founding in 1986, we have invested significantly to expand our technology platforms and develop our operational processes to meet the complex and changing communication needs of our clients. We have evolved our business mix from labor-intensive communication services to predominantly diversified and platform-based, technology-driven voice and data services.

Investing in technology and developing specialized expertise in the industries we serve are critical components to our strategy of enhancing our services and our value proposition. In 2012, we managed approximately 28 billion telephony minutes and approximately 134 million conference calls, facilitated over 260 million 9-1-1 calls, and delivered over 1.2 billion notification calls and data messages. With approximately 672,000 telephony ports to handle conference calls, 9-1-1 public safety calls, alerts and notifications and customer service at December 31, 2012, we believe our platforms provide scale and flexibility to handle greater transaction volume than our competitors, offer superior service and develop new offerings. These ports include approximately 384,000 IP ports, which we believe provide us with the only large-scale proprietary IP-based global conferencing platform deployed and in use today. Our technology-driven platforms allow us to provide a broad range of complementary automated and agent-based service offerings to our diverse client base.

Financial Operations Overview

Revenue

In our Unified Communications segment, our conferencing and collaboration services, event services and IP-based unified communication solutions are generally billed on a per participant minute or per seat basis and our alerts and notifications services are generally billed on a per message or per minute basis. Billing rates for these services vary depending on participant geographic location, type of service (such as audio, video or web conferencing) and type of message (such as voice, text, email or fax). We also charge clients for additional features, such as conference call recording, transcription services or professional services. Since we entered the conferencing services business, the average rate per minute that we charge has declined while total minutes sold has increased. This is consistent with industry trends. We expect this trend to continue for the foreseeable future.

In our Communication Services segment, our emergency communications solutions are generally billed per month based on the number of billing telephone numbers or cell towers covered under each client contract. We also bill monthly for our premise-based database solution. In addition, we bill for sales, installation and maintenance of our communication equipment technology solutions. Our platform-based and agent-based customer service solutions are generally billed on a per minute or per hour basis. We are generally paid on a contingent fee basis for our receivables management and overpayment identification and recovery services as well as for certain other agent-based services. Our telephony / interconnect services are generally billed based on usage of toll-free origination services.

Cost of Services

The principal component of cost of services for our Unified Communications segment is our variable telephone expense. Significant components of our cost of services in this segment also include labor expense, primarily related to commissions for our sales force. Because the services we provide in this segment are largely platform-based, labor expense is less significant than the labor expense we experience in our Communication Services segment.

The principal component of cost of services for our Communication Services segment is labor expense. Labor expense in costs of services primarily reflects compensation and benefits for the agents providing our agent-based services, but also includes compensation for personnel dedicated to emergency communications database management, manufacturing and development of our premise-based public safety solution as well as commissions for our sales professionals. We generally pay commissions to sales professionals on both new sales and incremental revenue generated from existing clients. Significant components of our cost of services in this segment also include variable telephone expense.

Selling, General and Administrative Expenses

The principal component of our selling, general and administrative expenses (“SG&A”) is salary and benefits for our sales force, client support staff, technology and development personnel, senior management and other personnel involved in business support functions. SG&A also includes certain fixed telephone costs as well as other expenses that support the ongoing operation of our business, such as facilities costs, certain service contract costs, equipment depreciation and maintenance, impairment charges and amortization of finite-lived intangible assets.

Key Drivers Affecting Our Results of Operations

Factors Related to Our Indebtedness. During the third quarter of 2012, we amended our senior secured term loans by entering into an amendment to our amended and restated credit agreement (as so amended, the “Amended Credit Agreement”). The Amended Credit Agreement provided for senior secured term loans of $970.0 million, due June 30, 2018 (the “New Term Loans”). The proceeds were used to repay the $448.4 million term loans due October 24, 2013. The remaining net proceeds were used to fund a special cash dividend to West’s stockholders and make other dividend equivalent payments and to pay fees and expenses related to the execution of the amendment. The interest rate margins for the New Term Loans are 4.50%, for LIBOR rate loans, and 3.50%, for base rate loans. The Amended Credit Agreement also provides for interest rate floors applicable to the New Term Loans and the remaining term loans under our senior secured credit facilities. The interest rate floors are 1.25%, for the LIBOR component of the LIBOR rate loans, and 2.25%, for the base rate component of the base rate loans. The Amended Credit Agreement also provides for a soft call option applicable to the New Term Loans and the remaining term loans under the senior secured credit facilities. The soft call option provides for a premium equal to 1.0% of the amount of the repricing payment, in the event that, on or prior to the first anniversary of the effective date of the amendment, we or our subsidiary borrowers enter into certain repricing transactions. The Amended Credit Agreement also modified the financial covenants and certain covenant baskets.

Evolution into a Predominately Platform-based Solutions Business. We have evolved into a diversified and platform-based technology-driven service provider. Since 2005, our revenue from platform-based services has grown from 37% of total revenue to 72% for 2012, and our operating income from platform-based services has grown from 53% of total operating income to 90% over the same period. As in the past, we will continue to seek and invest in higher margin businesses, irrespective of whether the associated services are delivered to our customers through an agent-based or a platform-based environment. We expect our platform-based service lines to grow at a faster pace than agent-based services and as a result will continue to increase as a percentage of our total revenue. However, many of our customers require an integrated service offering that incorporates both agent-based and platform-based services—for example, an automated voice response system with the option for the client’s customer to speak to an agent and accordingly, we expect agent-based services will continue to represent a meaningful portion of our service offerings for the foreseeable future.

Acquisition Activities. Identifying and successfully integrating acquisitions of value-added service providers has been a key component of our business strategy. We will continue to seek opportunities to expand our suite of communication services across industries, geographies and end-markets. While we expect this will occur primarily through organic growth, we have and will continue to acquire assets and businesses that strengthen our value proposition to clients and drive value to us. We have developed an internal capability to source, evaluate and integrate acquisitions that we believe has created value for shareholders. Since 2005, we have invested approximately $2.0 billion in strategic acquisitions. We believe there are acquisition candidates that will enable us to expand our capabilities and markets and intend to continue to evaluate acquisitions in a disciplined manner and pursue those that provide attractive opportunities to enhance our growth and profitability.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates and assumptions on the part of management. The estimates and assumptions used by management are based on our historical experiences combined with management’s understanding of current facts and circumstances. Certain of our accounting policies are considered critical as they are both important to the portrayal of our financial condition and results of operations and require significant or complex judgment on the part of management. We believe the following represent our critical accounting policies as contemplated by the Securities and Exchange Commission Financial Reporting Release No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies.”

Revenue Recognition. In our Unified Communications segment, conferencing and event services are generally billed and revenue recognized on a per participant minute basis. Web services are generally billed and revenue recognized on a per participant minute basis or, in the case of operating license arrangements, generally billed in advance and revenue recognized ratably over the service life period, IP-based services are generally billed and revenue recognized on a per seat basis and alerts and notifications services are generally billed, and revenue recognized, on a per message or per minute basis. We also charge clients for additional features, such as conference call recording, transcription services or professional services. Our Communication Services segment recognizes revenue for platform-based and agent-based services in the month that services are performed and services are generally billed based on call duration, hours of input, number of calls or a contingent basis. Emergency communications services revenue within the Communication Services segment is generated primarily from monthly fees based on the number of billing telephone numbers and cell towers covered under contract. In addition, product sales and installations are generally recognized upon completion of the installation and client acceptance of a fully functional system or, for contracts that are completed in stages, recognized upon completion of such stages. Contracts for annual recurring services such as support and maintenance agreements are generally billed in advance and are recognized as revenue ratably (on a monthly basis) over the contractual periods.

Revenue for contingent collection services and overpayment identification and recovery services is recognized in the month collection payments are received based upon a percentage of cash collected or other agreed upon contractual parameters.

Revenue for telephony / interconnect services is recognized in the period the service is provided and when collection is reasonably assured. These telephony / interconnect services are primarily comprised of switched access charges for toll-free origination services, which are paid primarily by interexchange carriers.

Allowance for Doubtful Accounts. Our allowance for doubtful accounts represents reserves for receivables which reduce accounts receivable to amounts expected to be collected. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as overall economic conditions, industry-specific economic conditions, historical client performance and anticipated client performance. While management believes our processes effectively address our exposure to doubtful accounts, changes in the economy, industry or specific client conditions may require adjustments to the allowance for doubtful accounts.

Goodwill and Intangible Assets. Goodwill and intangible assets, net of accumulated amortization, at December 31, 2012 were $1,816.9 million and $285.7 million, respectively. Management is required to exercise significant judgment in valuing the acquisitions in connection with the initial purchase price allocation and the ongoing evaluation of goodwill and other intangible assets for impairment. The purchase price allocation process requires estimates and judgments as to certain expectations and business strategies. If the actual results differ from the assumptions and judgments made, the amounts recorded in the consolidated financial statements could result in a possible impairment of the intangible assets and goodwill or require acceleration in amortization expense. We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the fourth quarter or more frequently if we believe indicators of impairment exist. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. At December 31, 2012, our reporting units were one level below our operating segments. The performance of the impairment test involves a two-step process. The first step of the goodwill impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. We determine the fair value of our reporting units using the discounted cash flow methodology. The discounted cash flow methodology requires us to make key assumptions such as projected future cash flows, growth rates, terminal value and a weighted average cost of capital. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. We were not required to perform a second step analysis for the year ended December 31, 2012 as the fair value substantially exceeded the carrying-value for each of our reporting units in step one. If events and circumstances change resulting in significant changes in operations which result in lower actual operating income compared to projected operating income, we will test our reporting unit for impairment prior to our annual impairment test.

Our indefinite-lived intangible assets consist of trade names and their values are assessed separately from goodwill in connection with our annual impairment testing. This assessment is made using the relief-from-royalty method, under which the value of a trade name is determined based on a royalty that could be charged to a third party for using the trade name in question. The royalty, which is based on a reasonable rate applied against forecasted sales, is tax-effected and discounted to present value. The most significant assumptions in this evaluation include estimated future sales, the royalty rate and the after-tax discount rate.

Our finite-lived intangible assets are amortized over their estimated useful lives. Our finite-lived intangible assets are tested for recoverability whenever events or changes in circumstances such as reductions in demand or significant economic slowdowns are present on intangible assets used in operations that may indicate the carrying amount is not recoverable. Reviews are performed to determine whether the carrying value of an asset is recoverable, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that the carrying value is not recoverable, the impaired asset is written down to fair value.

Income Taxes. We recognize current tax liabilities and assets based on an estimate of taxes payable or refundable in the current year for each of the jurisdictions in which we transact business. As part of the determination of our current tax liability, we exercise considerable judgment in evaluating positions we have taken in our tax returns. We have established reserves for probable tax exposures. These reserves, included in long-term tax liabilities, represent our estimate of amounts expected to be paid, which we adjust over time as more information becomes available. We also recognize deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences (e.g., book depreciation versus tax depreciation). The calculation of current and deferred tax assets and liabilities requires management to apply significant judgment relating to the application of complex tax laws, changes in tax laws or related interpretations, uncertainties related to the outcomes of tax audits and changes in our operations or other facts and circumstances. We must continually monitor changes in these factors. Changes in such factors may result in changes to management estimates and could require us to adjust our tax assets and liabilities and record additional income tax expense or benefits. Our repatriation policy is to look at our foreign earnings on a jurisdictional basis. We have historically determined that the undistributed earnings of our foreign subsidiaries will be repatriated to the United States and, accordingly, we have provided a deferred tax liability on such foreign source income. In 2012, we reorganized certain foreign subsidiaries to simplify our business structure, and evaluated our liquidity requirements in the United States and the capital requirements of our foreign subsidiaries. We have determined at December 31, 2012 that a portion of our foreign earnings are indefinitely reinvested, and therefore deferred income taxes have not been provided on such foreign subsidiary earnings.

Results of Operations

The following table shows consolidated results of operations for the periods indicated:

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Consolidated Statement of Operations Data:
Revenue	$2,638.0	$2,491.3	$2,388.2
Cost of services	1,224.4	1,113.3	1,057.0
Selling, general and administrative	935.4	909.9	911.0

Operating income	478.2	468.1	420.2
Interest expense	(272.0)	(269.9)	(252.7)
Refinancing expense	—	—	(52.8)
Other income	1.4	6.3	6.1

Income before income tax expense	207.6	204.5	120.8
Income tax expense	82.1	77.0	60.5

Net income	$125.5	$127.5	$60.3

Earning (loss) per common share:
Basic Class L shares		$17.18	$17.07
Diluted Class L shares		$16.48	$16.37
Basic Common	$2.04	$(4.01)	$(10.00)
Diluted Common	$1.98	$(4.01)	$(10.00)

Years Ended December 31, 2012 and 2011

Revenue: Total revenue in 2012 increased $146.7 million, or 5.9%, to $2,638.0 million from $2,491.3 million in 2011. This increase included revenue of $96.2 million from acquired entities. The acquisitions which comprise this increase were TFCC, POSTcti, Unisfair, WIPC, Contact One, Inc. (“Contact One”), PivotPoint Solutions, LLC (“PivotPoint”) and HyperCube. These acquisitions closed on February 1, 2011, February 1, 2011, March 1, 2011, June 3, 2011, June 7, 2011, August 10, 2011 and March 23, 2012, respectively. Results from PivotPoint, Contact One and HyperCube have been included in the Communication Services segment since their respective acquisition dates. All of the other acquisitions, noted above, have been included in the Unified Communications segment since their respective acquisition dates.

During the years ended December 31, 2012 and 2011, our largest 100 clients represented approximately 57% and 55% of total revenue, respectively. In 2012, no client accounted for 10% or more of our aggregate revenue. In 2011, the aggregate revenue from our largest client, AT&T, as a percentage of our total revenue was approximately 10%.

Revenue by business segment:

	For the year ended December 31,
	2012	% of Total Revenue	2011	% of Total Revenue	Change	% Change
Revenue in thousands:
Unified Communications	$1,451,301	55.0%	$1,364,032	54.8%	$87,269	6.4%
Communication Services	1,198,320	45.4%	1,137,900	45.7%	60,420	5.3%
Intersegment eliminations	(11,597)	-0.4%	(10,607)	-0.5%	(990)	9.3%

Total	$2,638,024	100.0%	$2,491,325	100.0%	$146,699	5.9%

Unified Communications revenue in 2012 increased $87.3 million, or 6.4%, to $1,451.3 million from $1,364.0 million in 2011. The increase in revenue included $27.4 million from acquisitions. The remaining $59.9 million increase was primarily attributable to the addition of new customers as well as an increase in usage primarily of our web and audio-based services by our existing customers. Revenue attributable to increased usage and new customer usage was partially offset by a decline in the rates charged to existing customers for those services. The volume of minutes used for our reservationless services, which accounts for the majority of our Unified Communications revenue, grew approximately 9.0% in 2012 over 2011, while the average rate per minute for reservationless services declined by approximately 6.7%.

During 2012, revenue in the Asia-Pacific (“APAC”) and Europe, Middle East and Africa (“EMEA”) regions grew to $458.5 million, an increase of 4.0% over 2011 primarily related to volume growth in APAC. Using the same foreign currency rates in effect during 2011, revenue in APAC and EMEA increased 6.4% in 2012.

Communication Services revenue in 2012 increased $60.4 million, or 5.3%, to $1,198.3 million from $1,137.9 million in 2011. The increase in revenue in 2012 included $68.8 million from acquisitions. Revenue from agent-based services for 2012 increased $20.6 million compared with revenue for 2011, partially offset by a decline of $12.8 million in direct response agent revenue. Revenue from equipment sales in public safety declined by $16.5 million due to reduced government spending for public safety equipment and due to the transition to a software as a services (“SAAS”) model. The SAAS model provides recurring monthly revenue over a multi-year period as opposed to an upfront one-time sale, with monthly maintenance fees.

Cost of Services: Cost of services consists of direct labor, telephone expense and other costs directly related to providing services to clients. Cost of services in 2012 increased $111.2 million, or 10.0%, to $1,224.5 million from $1,113.3 million in 2011. Cost of services from acquired entities was $56.0 million. As a percentage of revenue, cost of services increased to 46.4% in 2012 from 44.7% in 2011.

Cost of Services by business segment:

	For the year ended December 31,
	2012	% of Revenue	2011	% of Revenue	Change	% Change
Cost of services in thousands:
Unified Communications	$616,899	42.5%	$558,267	40.9%	$58,632	10.5%
Communication Services	616,894	51.5%	563,831	49.6%	53,063	9.4%
Intersegment eliminations	(9,334)	NM	(8,809)	NM	(525)	6.0%

Total	$1,224,459	46.4%	$1,113,289	44.7%	$111,170	10.0%

NM—Not Meaningful

Unified Communications cost of services in 2012 increased $58.6 million, or 10.5%, to $616.9 million from $558.3 million in 2011. Cost of services from acquired entities increased cost of services by $16.6 million. The remaining increase is primarily driven by increased service volume. As a percentage of this segment’s revenue, Unified Communications cost of services increased to 42.5% in 2012 from 40.9% in 2011. The increase in cost of services as a percentage of revenue for 2012 is due primarily to changes in the product mix, geographic mix, the impact of acquired entities and declines in the average rate per minute for reservationless services.

Communication Services cost of services in 2012 increased $53.1 million, or 9.4%, to $616.9 million from $563.8 million in 2011. The increase in cost of services included $39.4 million of additional costs from acquired entities. The remaining $13.7 million increase was primarily driven by increased service volume. As a percentage of revenue, Communication Services cost of services increased to 51.5% in 2012 from 49.6% in 2011. The increase in cost of services as a percentage of revenue in 2012 was the result of additional costs from acquired entities and a higher mix of agent-based services.

Selling, General and Administrative Expenses: SG&A expenses in 2012 increased $25.5 million, or 2.8%, to $935.4 million from $909.9 million for 2011. The increase in SG&A expenses in 2012 reflected an improvement in our SG&A expense margin that was offset by $30.4 million of additional SG&A expenses from acquired entities and a fair value adjustment in the valuation of an acquisition earn-out accrual. As a percentage of revenue, SG&A expenses improved to 35.5% in 2012 from 36.5% in 2011. In 2012, SG&A included $18.3 million of share based compensation expense for the modification of vesting criteria of certain stock options and dividend equivalents paid on notional shares in our deferred compensation plan in connection with the special cash dividend declared by our Board of Directors on August 15, 2012. In 2011, SG&A included $18.5 million of share based compensation expense for the modification of vesting criteria of restricted stock grants.

Selling, general and administrative expenses by business segment:

	For the year ended December 31,
	2012	% of Revenue	2011	% of Revenue	Change	% Change
SG&A in thousands:
Unified Communications	$449,836	31.0%	$442,539	32.4%	$7,297	1.6%
Communication Services	487,818	40.7%	469,167	41.2%	18,651	4.0%
Intersegment eliminations	(2,264)	NM	(1,798)	NM	(466)	NM

Total	$935,390	35.5%	$909,908	36.5%	$25,482	2.8%

NM—Not meaningful

Unified Communications SG&A expenses in 2012 increased $7.3 million, or 1.6%, to $449.8 million from $442.5 million in 2011. The $9.4 million increase in SG&A expenses in 2012 reflected an improvement in our SG&A expense margin, which included a contingent earn-out liability reversal of $7.9 million, that was partially offset by $5.8 million of additional SG&A expenses from acquired entities. As a result of these changes, our Unified Communications SG&A expenses as a percentage of this segments’ revenue in 2012 improved to 31.0% from 32.4% in 2011.

Communication Services SG&A expenses in 2012 increased $18.7 million, or 4.0%, to $487.8 million from $469.2 million in 2011. This increase in SG&A expense reflects an improvement in SG&A of $16.8 million that was offset by $6.8 million for site closure and severance expense and $4.1 million in asset impairments. During 2012, SG&A expenses from acquired entities were $24.6 million. As a percentage of this segment’s revenue, Communication Services SG&A expenses improved to 40.7% in 2012 from 41.2% in 2011.

Operating Income: Operating income in 2012 increased $10.0 million, or 2.1%, to $478.2 million from $468.1 million in 2011. As a percentage of revenue, operating income decreased to 18.1% in 2012 from 18.8% in 2011.

Operating income by business segment:

	For the year ended December 31,
	2012	% of Revenue	2011	% of Revenue	Change	% Change
Operating income in thousands:
Unified Communications	$384,565	26.5%	$363,226	26.6%	$21,339	5.9%
Communication Services	93,610	7.8%	104,902	9.2%	(11,292)	-10.8%

Total	$478,175	18.1%	$468,128	18.8%	$10,047	2.1%

Unified Communications operating income in 2012 increased $21.3 million, or 5.9%, to $384.6 million from $363.2 million in 2011. The $21.3 million increase is primarily due to organic growth and a contingent earn-out liability reversal of $7.9 million. As a percentage of this segment’s revenue, Unified Communications operating income declined to 26.5% in 2012 from 26.6% in 2011 due to the factors discussed above for revenue, cost of services and SG&A expenses.

Communication Services operating income in 2012 decreased $11.3 million, or 10.8%, to $93.6 million from $104.9 million in 2011. This $11.3 million reduction is primarily attributable to the $10.9 million SG&A expense for site closure, related severance charges and asset impairments. As a percentage of revenue, Communication Services operating income decreased to 7.8% in 2012 from 9.2% in 2011 due to the factors discussed above for revenue, cost of services and SG&A expenses.

Other Income (Expense): Other income (expense) includes interest expense from borrowings under credit facilities and outstanding notes, the aggregate foreign exchange gain (loss) on affiliate transactions denominated in currencies other than the functional currency and interest income. Other expense in 2012 was $270.6 million compared to $263.6 million in 2011. Interest expense in 2012 was $272.0 million compared to $269.9 million in 2011. In 2012, the change in interest expense was primarily due to higher outstanding debt obligations as a result of the Amended Credit Agreement. A portion of the net proceeds from the New Term Loans under the Amended Credit Agreement were used to repay approximately $448.4 million in term loans under our senior secured credit facilities due in October 2013. As a result of the repayment, the associated unamortized deferred debt issuance costs of $2.7 million were fully amortized and recorded as interest expense. During 2012, we recognized a $1.6 million loss on foreign currency transactions denominated in currencies other than the functional currency compared to a $6.5 million gain on foreign currencies in 2011. During 2012 and 2011 we recognized a $3.3 million gain and $1.3 million loss in marking the investments in our non-qualified retirement plans to market, respectively.

Net Income: Our net income in 2012 decreased $2.0 million, or 1.5%, to $125.5 million from $127.5 million in 2011. The decrease in net income was due to the factors discussed above for revenue, cost of services, SG&A expense and other income (expense). Net income includes a provision for income tax expense at an effective rate of approximately 39.5% for 2012, compared to an effective tax rate of approximately 37.7% in 2011. The increase in the effective tax rate is primarily due to the expiration of federal credits and an increase in the accrual for uncertain tax positions.

Earnings (Loss) per common share: Earnings (loss) per common share-basic for 2012 and 2011 were $2.04 and $(4.01), respectively. Earnings per common share-diluted for 2012 and 2011 were $1.98 and $(4.01), respectively.

Diluted earnings per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares result from the assumed exercise of outstanding stock options, by application of the treasury stock method that have a dilutive effect on earnings per share. At December 31, 2012, 2,681,313 stock options were outstanding with an exercise price at or exceeding the market value of our common stock, which market value was determined based on the results of an independent appraisal performed as of August 1, 2012 by Corporate Valuation Advisors, Inc., and approved by management and the Board of Directors. These options were therefore excluded from the computation of shares contingently issuable upon exercise of the options.

Years Ended December 31, 2011 and 2010

Revenue: Total revenue in 2011 increased $103.1 million, or 4.3%, to $2,491.3 million from $2,388.2 million in 2010. This increase included revenue of $76.5 million from entities acquired since January 1, 2011. Acquisitions made in 2011 were TFCC, POSTcti, Unisfair, Smoothstone, Contact One, WIPC and Pivot Point. These acquisitions closed on February 1, February 1, March 1, June 3, June 7 and August 10, respectively. Pivot Point’s and Contact One’s results have been included in the Communication Services segment since their respective acquisition dates. All of the other acquisitions made in 2011 have been included in the Unified Communications segment since their respective acquisition dates.

During the years ended December 31, 2011 and 2010, our largest 100 clients represented approximately 55% and 57% of total revenue, respectively. The aggregate revenue from our largest client, AT&T, as a percentage of our total revenue in 2011 and 2010 was approximately 10% and 11%, respectively. No other client accounted for more than 10% of our total revenue in 2011 or 2010.

Revenue by business segment:

	For the year ended December 31,
	2011	% of Total Revenue	2010	% of Total Revenue	Change	% Change
Revenue in thousands:
Unified Communications	$1,364,032	54.8%	$1,220,216	51.1%	$143,816	11.8%
Communication Services	1,137,900	45.7%	1,173,945	49.2%	(36,045)	-3.1%
Intersegment eliminations	(10,607)	-0.5%	(5,950)	-0.3%	(4,657)	78.3%

Total	$2,491,325	100.0%	$2,388,211	100.0%	$103,114	4.3%

Unified Communications revenue in 2011 increased $143.8 million, or 11.8%, to $1,364.0 million from $1,220.2 million in 2010. The increase in revenue included $66.1 million from acquisitions. The remaining $77.7 million increase was primarily attributable to the addition of new customers as well as an increase in usage primarily of our web and audio-based services by our existing customers. Revenue attributable to increased usage and new customer usage was partially offset by a decline in the rates charged to existing customers for those services. The volume of minutes used for our reservationless services, which accounts for the majority of our Unified Communications revenue, grew approximately 11.1% in 2011 over 2010, while the average rate per minute for reservationless services declined by approximately 4.2%.

Our Unified Communications revenue is also experiencing organic growth at a faster pace internationally than in North America. During 2011, revenue in the Asia Pacific (“APAC”) and Europe, Middle East and Africa (“EMEA”) regions grew to $441.0 million, an increase of 15.0% over 2010.

Communication Services revenue in 2011 decreased $36.0 million, or 3.1%, to $1,137.9 million from $1,173.9 million in 2010. Revenue from agent-based services for 2011 decreased $26.8 million compared with revenue for 2010. We exited the purchase paper receivables management business in 2010, which represents $14.4 million of this decrease. The direct response agent revenue declined $12.1 million. We expect the decrease in direct response agent service volume to continue for the foreseeable future, but at a lower rate. Partially offsetting the reduction in revenue in 2011 was revenue from acquired entities of $10.3 million.

Cost of Services: Cost of services consists of direct labor, telephone expense and other costs directly related to providing services to clients. Cost of services in 2011 increased $56.3 million, or 5.3%, to $1,113.3 million from $1,057.0 million in 2010. Cost of services from acquired entities was $34.3 million. As a percentage of revenue, cost of services increased to 44.7% in 2011 from 44.3% in 2010.

Cost of Services by business segment:

	For the year ended December 31,
	2011	% of Revenue	2010	% of Revenue	Change	% Change
Cost of services in thousands:
Unified Communications	$558,267	40.9%	$492,263	40.3%	$66,004	13.4%
Communication Services	563,831	49.6%	569,110	48.5%	(5,279)	-0.9%
Intersegment eliminations	(8,809)	NM	(4,365)	NM	(4,444)	101.8%

Total	$1,113,289	44.7%	$1,057,008	44.3%	$56,281	5.3%

NM—Not Meaningful

Unified Communications cost of services in 2011 increased $66.0 million, or 13.4%, to $558.3 million from $492.3 million in 2010. Cost of services from acquired entities increased cost of services by $32.1 million. The remaining increase is primarily driven by increased service volume. As a percentage of this segment’s revenue, Unified Communications cost of services increased to 40.9% in 2011 from 40.3% in 2010. The increase in cost of services as a percentage of revenue for 2011 is due primarily to changes in the product mix, geographic mix and the impact of acquired entities.

Communication Services cost of services in 2011 decreased $5.3 million, or 0.9%, to $563.8 million from $569.1 million in 2010. The decrease in cost of services was the result of lower revenue in the segment, partially offset by $2.2 million of additional costs from acquired entities. As a percentage of revenue, Communication Services cost of services increased to 49.6% in 2011 from 48.5% in 2010. The increase in cost of services as a percentage of revenue in 2011 is due to declines in revenue rates for agent-based services.

Selling, General and Administrative Expenses: SG&A expenses in 2011 decreased $1.1 million, or 0.1%, to $909.9 million from $911.0 million for 2010. The decrease in SG&A expenses in 2011 reflected an improvement in our SG&A expense margin that was partially offset by $47.0 million of additional SG&A expenses from acquired entities and $18.5 million of share based compensation recorded as a result of modifying the vesting of restricted stock awards. During 2010, the Company identified impairment indicators in one of our reporting units, our traditional direct response business (marketed as “West Direct”). As a result of these impairment indicators and the results of impairment tests performed using the discounted cash flows model, goodwill with a carrying value of $37.7 million was written down to its fair value of zero. As a percentage of revenue, SG&A expenses decreased to 36.5% in 2011 from 38.1% in 2010. Without the impairment, SG&A expense was 36.5% of revenue in 2010.

Selling, general and administrative expenses by business segment:

	For the year ended December 31,
	2011	% of Revenue	2010	% of Revenue	Change	% Change
SG&A in thousands:
Unified Communications	$442,539	32.4%	$407,543	33.4%	$34,996	8.6%
Communication Services	469,167	41.2%	505,064	43.0%	(35,897)	-7.1%
Intersegment eliminations	(1,798)	NM	(1,585)	NM	(213)	NM

Total	$909,908	36.5%	$911,022	38.1%	$(1,114)	-0.1%

NM—Not meaningful

Unified Communications SG&A expenses in 2011 increased $35.0 million, or 8.6%, to $442.5 million from $407.5 million in 2010. The increase in SG&A expenses in 2011 reflected an improvement in our SG&A expense margin that was offset by $37.5 million of additional SG&A expenses from acquired entities. As a percentage of this segment’s revenue, Unified Communications SG&A expenses in 2011 improved to 32.4% from 33.4% in 2010.

Communication Services SG&A expenses in 2011 decreased $35.9 million, or 7.1%, to $469.2 million from $505.1 million in 2010. The decrease in SG&A expenses in 2011 reflected an improvement in our SG&A expense margin that was partially offset by $9.5 million of additional SG&A expenses from acquired entities. SG&A expenses for this segment in 2010 included the $37.7 million goodwill impairment charge described above. As a percentage of this segment’s revenue, Communication Services SG&A expenses improved to 41.2% in 2011 from 43.0% in 2010. The impact of the impairment charge on Communication Services SG&A as a percentage of revenue was 320 basis points in 2010.

Operating Income: Operating income in 2011 increased by $47.9 million, or 11.4%, to $468.1 million from $420.2 million in 2010. As a percentage of revenue, operating income increased to 18.8% in 2011 from 17.6% in 2010.

Operating income by business segment:

	For the year ended December 31,
	2011	% of Revenue	2010	% of Revenue	Change	% Change
Operating income in thousands:
Unified Communications	$363,226	26.6%	$320,411	26.3%	$42,815	13.4%
Communication Services	104,902	9.2%	99,770	8.5%	5,132	5.1%

Total	$468,128	18.8%	$420,181	17.6%	$47,947	11.4%

Unified Communications operating income in 2011 increased $42.8 million, or 13.4%, to $363.2 million from $320.4 million in 2010. As a percentage of this segment’s revenue, Unified Communications operating income improved to 26.6% in 2011 from 26.3% in 2010 due to the factors discussed above for revenue, cost of services and SG&A expenses.

Communication Services operating income in 2011 increased $5.1 million, or 5.1%, to $104.9 million from $99.8 million in 2010. As a percentage of revenue, Communication Services operating income improved to 9.2% in 2011 from 8.5% in 2010 due to the factors discussed above for revenue, cost of services and SG&A expenses.

The impact of the 2010 impairment charge on Communication Services operating income as a percentage of revenue was 320 basis points.

Other Income (Expense): Other income (expense) includes interest expense from borrowings under credit facilities and outstanding notes, the aggregate foreign exchange gain (loss) on affiliate transactions denominated in currencies other than the functional currency, interest income and, in 2010, refinancing expenses. Other expense in 2011 was $263.6 million compared to $299.4 million in 2010. Interest expense in 2011 was $269.9 million compared to $252.7 million in 2010. In 2010, refinancing expense of $52.8 million included $33.4 million for the redemption call premium and related costs of redeeming the 9.5% Senior Notes due 2014 (the “2014 Senior Notes”) and $19.4 million for accelerated debt amortization costs on the amended and extended Senior Secured Term Loan Facility. Proceeds from the issuance of $500.0 million aggregate principal amount of 8 5/8% Senior Notes due 2018 (the “2018 Senior Notes”) were utilized to partially pay the Senior Secured Term Loan Facility due 2013. Proceeds from the issuance of $650.0 million aggregate principal amount of 7 7/8% Senior Notes due 2019 (the “2019 Senior Notes”) were utilized to finance the repurchase of the Company’s outstanding $650 million aggregate principal amount of 2014 Senior Notes.

Net Income: Our net income in 2011 increased $67.2 million, or 111.4%, to $127.5 million from $60.3 million in 2010. The increase in net income was due to the factors discussed above for revenue, cost of services, SG&A expense and other income (expense). Net income includes a provision for income tax expense at an effective rate of approximately 37.7% for 2011, compared to an effective tax rate of approximately 50.1% in 2010. The effective tax rate was higher in 2010 when compared to 2011 due primarily to the goodwill impairment charge taken in 2010, which was not deductible for income tax purposes.

Earnings (Loss) per common share: Earnings per Common L share—basic for 2011 increased $0.11, to $17.18, from $17.07 in 2010. Earnings per Common L share—diluted for 2011 increased $0.11, to $16.48, from $16.37 in 2010. Loss per Common share—basic and diluted for 2011 decreased $(5.99), to $(4.01), from $(10.00) in 2010. The decrease in (loss) per share was primarily the result of an increase in net income attributable to the common shares due to our increased earnings in 2011.

On December 30, 2011, we completed the conversion of our outstanding Class L Common Stock into shares of Class A Common Stock and thereafter the reclassification of all of our Class A Common Stock as a single class of Common Stock. As a result earnings per share calculations in future periods will be presented as a single class of Common Stock and references to Class A common stock have been changed to common stock for all periods.

Quarterly Results of Operations

Revenue in our segments is not significantly seasonal.

The following table presents a summary of our unaudited quarterly results of operations for our last eight completed fiscal quarters (in thousands):

	Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011(1)	March 31, 2012	June 30, 2012	September 30, 2012(2)	December 31, 2012
Revenue	$610,818	$622,820	$632,803	$624,884	$639,062	$661,895	$656,896	$680,171
Cost of services	271,603	276,220	284,406	281,060	291,702	307,286	307,699	317,772
SG&A	220,408	223,849	216,450	249,201	233,118	233,110	231,905	237,257

Operating income	118,807	122,751	131,947	94,623	114,242	121,499	117,292	125,142

Net income (loss)	$34,580	$34,378	$37,347	$21,188	$34,044	$36,694	$22,096	$32,707

Earnings (loss) per common share
Basic Class L(3)	$4.39	$4.58	$4.81	$3.40
Diluted Class L(3)	$4.21	$4.39	$4.62	$3.26
Basic Common	$(0.84)	$(1.03)	$(0.97)	$(1.17)	$0.55	$0.60	$0.36	$0.53
Diluted Common	$(0.84)	$(1.03)	$(0.97)	$(1.17)	$0.54	$0.58	$0.35	$0.51

(1)	Results of operations in the fourth quarter of 2011 were affected by a pre-tax $18.5 million share based compensation expense for the modification of vesting criteria of restricted stock grants. $12.1 million was not deductible for tax purposes.
(2)	Results of operations in the third quarter of 2012 were affected by a pre-tax $10.0 million expense associated with the dividend equivalent attributed to participants in our Deferred Compensation Plan, $8.3 million of additional share-based compensation associated with the dividend and $10.3 million of additional interest expense incurred with the refinancing for the additional borrowings of approximately $521.6 million due to the dividends declared and dividend equivalents paid in August 2012.
(3)	On December 30, 2011, each outstanding share of Class L Common Stock was converted into 5.03625 shares of Class A Common Stock and our Class A Common Stock was then reclassified as a single class of Common Stock.

Liquidity and Capital Resources

We have historically financed our operations and capital expenditures primarily through net cash flows from operations supplemented by borrowings under our senior secured credit and asset securitization facilities.

On October 5, 2010, we issued $500.0 million aggregate principal amount of senior unsecured notes due 2018. Proceeds of the notes were used to pay off a portion of our senior secured term loan facility.

On October 5, 2010, we amended and restated our credit agreement, which modified our senior secured credit facilities in several respects, including providing for the following:

•

Extending the maturity of approximately $158 million of our $250 million senior secured revolving credit facility (and securing approximately $43 million of additional senior secured revolving credit facility commitments for the extended term) from October 2012 to January 2016 with the interest rate margins of such extended maturity revolving credit loans increasing by 1.00 percent;

•

Extending the maturity of $500 million of our senior secured term loan facility from October 2013 to July 2016 with the interest rate margins of such extended senior secured term loan facility increasing by 1.875 percent;

•

Increasing the interest rate margins of approximately $985 million of our senior secured term loans due July 2016 by 0.375 percent to match interest rate margins for the newly extended senior secured term loans; and

•	Modifying the step-down schedule in the current financial covenants and certain covenant baskets.

On November 24, 2010, we issued $650.0 million aggregate principal amount of 7  7/8% senior notes due 2019, and used the gross proceeds to repurchase our $650 million aggregate principal amount of 9  1/2% senior notes due 2014.

On February 20, 2013, we amended our senior secured credit facilities, which amendment provided for a reduction in the applicable margins and interest rate floors of all term loans, extended the maturity of a portion of the term loans due July 2016 to June 2018 and added a further step down to the applicable margins of all term loans upon satisfaction of certain conditions. As of the effective date of the amendment, we had outstanding the following senior secured term loans:

•

Term loans in an aggregate principal amount of approximately $2.1 billion (the “2018 Maturity Term Loans”). The 2018 Maturity Term Loans will mature on June 30, 2018, and the interest rate margins applicable to the 2018 Maturity Term Loans are 3.25%, for LIBOR rate loans, and 2.25%, for base rate loans; and

•

Term loans in an aggregate principal amount of approximately $317.7 million (the “2016 Maturity Term Loans”; and, together with the 2018 Maturity Term Loans, the “Term Loans”). The 2016 Maturity Term Loans will mature on July 15, 2016, and the interest rate margins applicable to the 2016 Maturity Term Loans are 2.75%, for LIBOR rate loans, and 1.75%, for base rate loans.

The Third Amendment also provides for interest rate floors applicable to the Term Loans. The interest rate floors are 1.00%, for LIBOR rate loans, and 2.00%, for base rate loans. The Term Loans are subject to an additional step down to the applicable margins by 0.50% conditioned upon completion by the Company of an initial public offering and the Company attaining and maintaining a total leverage ratio less than or equal to 4.75:1.00. See “—Senior Secured Term Loan Facility.”

On September 12, 2011, our revolving trade accounts receivable financing facility was amended and extended. The amended and extended facility provides an additional $25.0 million of available financing for a total of $150.0 million and is extended to September 12, 2014, reduces the unused commitment fee by 25 basis points to 50 basis points and lowers the LIBOR spread on borrowings by 150 basis points to 175 basis points.

Our current and anticipated uses of our cash, cash equivalents and marketable securities are to fund operating expenses, acquisitions, capital expenditures, interest payments, tax payments and the repayment of principal on debt.

Year Ended December 31, 2012 compared to 2011

The following table summarizes our net cash flows by category for the periods presented (in thousands):

	For the Years Ended December 31,
	2012	2011	Change	% Change
Net cash flows from operating activities	$318,916	$348,187	$(29,271)	-8.4%
Net cash flows used in investing activities	$(201,622)	$(329,441)	$127,819	-38.8%
Net cash flows used in financing activities	$(33,130)	$(23,180)	$(9,950)	42.9%

Net cash flows from operating activities in 2012 decreased $29.3 million, or 8.4%, to $318.9 million compared to net cash flows from operating activities of $348.2 million in 2011. The decrease in net cash flows from operating activities is primarily due to an $18.4 million increase in cash interest payments and $53.5 million increase in cash tax payments, including foreign income tax payments due to higher utilization of net operating loss carry forwards in prior years compared to 2012 and higher domestic cash taxes associated with repatriation of foreign earnings.

Days sales outstanding (“DSO”), a key performance indicator that we utilize to monitor the accounts receivable average collection period and assess overall collection risk, was 60 days at December 31, 2012. Throughout 2012, DSO ranged from 60 to 65 days. At December 31, 2011, DSO was 61 days and ranged from 58 to 62 days during 2011.

Net cash flows used in investing activities in 2012 decreased $127.8 million, or 38.8%, to $201.6 million compared to net cash flows used in investing activities of $329.4 million in 2011. In 2012, business acquisition investing was $134.4 million less than in 2011 due to fewer acquisitions. During the year ended December 31, 2012, cash used for capital expenditures was $125.5 million compared to $117.9 million during 2011, an increase of $7.6 million.

Net cash flows used in financing activities in 2012 increased $9.9 million or 42.9%, to $33.1 million compared to net cash flows used in financing activities of $23.2 million for 2011. During 2012, we entered into the Amended Credit Agreement, which provided for $970.0 million of New Term Loans, due June 30, 2018. We repaid the $448.4 million term loans due October 24, 2013 with a portion of the net proceeds from the New Term Loans. In connection with the New Term Loans we paid $27.5 million in related debt issuance costs that will be amortized into interest expense over the life of the New Term Loans. Also, on August 15, 2012, we announced that our Board of Directors declared a special cash dividend of $8.00 per share to be paid to stockholders of record as of August 15, 2012. In addition, we made equivalent cash payments and/or adjustments to holders of outstanding stock options to reflect the payment of such dividend and, in connection with such payment, accelerated the vesting of certain stock options that were scheduled to vest in 2013. We used a portion of the net proceeds from the New Term Loans and cash on hand to fund approximately $492.0 million cash dividends to stockholders (including holders of restricted stock, either currently or upon a future vesting date) and approximately $18.3 million dividend equivalent cash payments with respect to stock options (either currently or upon a future vesting date).

As of December 31, 2012, the amount of cash and cash equivalents held by our foreign subsidiaries was $58.6 million. We have also accrued U.S. taxes on $167.8 million of unremitted foreign earnings and profits. Our intent is to permanently reinvest a portion of these funds outside the U.S. for acquisitions and capital expansion, and to repatriate a portion of these funds. Based on our current projected capital needs and the current amount of cash and cash equivalents held by our foreign subsidiaries, we do not anticipate incurring any material tax costs beyond our accrued tax position in connection with such repatriation, but we may be required to accrue for unanticipated additional tax costs in the future if our expectations or the amount of cash held by our foreign subsidiaries change.

Given our current levels of cash on hand, anticipated cash flow from operations and available borrowing capacity, we believe we have sufficient liquidity to conduct our normal operations and pursue our business strategy in the ordinary course.

Year Ended December 31, 2011 compared to 2010

The following table summarizes our cash flows by category for the periods presented (in thousands):

	For the Years Ended December 31,
	2011	2010	Change	% Change
Net cash flows from operating activities	$348,187	$312,829	$35,358	11.3%
Net cash flows used in investing activities	$(329,441)	$(137,896)	$(191,545)	138.9%
Net cash flows used in financing activities	$(23,180)	$(133,651)	$110,471	-82.7%

Net cash flows from operating activities in 2011 increased $35.4 million, or 11.3%, to $348.2 million compared to net cash flows from operating activities of $312.8 million in 2010. The increase in net cash flows from operating activities is primarily due to improvement in operating income.

DSO, a key performance indicator that we utilize to monitor the accounts receivable average collection period and assess overall collection risk, was 61 days at December 31, 2011. Throughout 2011, DSO ranged from 58 to 62 days. At December 31, 2010, DSO was 56 days and ranged from 56 to 62 days during 2010.

Net cash flows used in investing activities in 2011 increased $191.5 million, or 138.9%, to $329.4 million compared to net cash flows used in investing activities of $137.9 million in 2010. In 2011, business acquisition investing was $178.1 million greater than in 2010, due primarily to the acquisitions of TFCC and Smoothstone. We invested $117.9 million in capital expenditures during 2011 compared to $118.2 million invested in 2010.

Net cash flows used in financing activities in 2011 decreased $110.5 million or 82.7%, to $23.2 million compared to net cash flows used in financing activities of $133.7 million for 2010. During 2010, net cash flows used in financing activities primarily included payments on our revolving credit facility of $72.9 million, which paid off the outstanding balance on our revolving credit facilities. At December 31, 2011, there was no outstanding balance on the senior secured revolving credit facility. Also, in 2010 we incurred $31.1 million in debt issuance costs relating to our refinancing activities.

Senior Secured Term Loan Facility

On August 15, 2012, we, certain of our domestic subsidiaries, as subsidiary borrowers, Wells Fargo Bank, National Association (“Wells Fargo”), as administrative agent, and the various lenders party thereto modified our senior secured credit facilities by entering into a Amendment No. 1 to Amended and Restated Credit Agreement (“Amendment No. 1”), amending the Company’s amended and restated credit agreement, dated as of October 5, 2010, by and among us, Wells Fargo, as administrative agent, and the various lenders party thereto, as lenders (as so amended, the “Amended Credit Agreement”). Amendment No. 1 provided for new incremental term loans in an aggregate principal amount of $970.0 million (the “New Term Loans”). The New Term Loans will mature on June 30, 2018.

The net proceeds of the New Term Loans were used to repay approximately $448.4 million in term loans under the senior secured credit facilities with a maturity date of October 24, 2013, to fund a special cash dividend to West’s stockholders and make other dividend equivalent payments and to pay fees and expenses related to the execution of Amendment No. 1 and related transactions.

On February 20, 2013, we modified our senior secured credit facilities by entering into Amendment No. 3 thereto (the “Third Amendment”). The senior secured credit facilities, as modified by the Third Amendment, provide for a reduction in the applicable margins and interest rate floors of all term loans, extend the maturity of a portion of the term loans due July 2016 to June 2018 and add a further step down to the applicable margins of all term loans upon satisfaction of certain conditions. As of the effective date of the Third Amendment, the Company had outstanding the following senior secured term loans:

•	Term loans due June 2018 in an aggregate principal amount of approximately $2.1 billion; and

•	Term loans due July 2016 in an aggregate principal amount of approximately $317.7 million.

In connection with the Third Amendment, we incurred refinancing expenses of approximately $24.2 million for the soft-call premium paid to holders of term loans outstanding prior to the effectiveness of the Third Amendment and $5.8 million for other fees and expenses.

Following effectiveness of the Third Amendment, the interest rate margins for the term loans due 2016 will range from 2.25% to 2.75% for LIBOR rate loans, and from 1.25% to 1.75% for base rate loans, the interest rate margins for the term loans due 2018 will range from 2.75% to 3.25% for LIBOR rate loans, and 1.75% to 2.25% for base rate loans and the interest rate floor will be 1.00% for the LIBOR component of the LIBOR rate loans and 2.00% for the base rate component of the base rate loans. The applicable margins for each of the term loan tranches will initially be set at the high end of the range and will be subject to step down to the low end of the range (a 0.50% reduction) conditioned upon completion by the Company of an initial public offering and the Company attaining and maintaining a total leverage ratio less than or equal to 4.75:1.00. The Third Amendment also provides for a soft call option applicable to all of the outstanding term loans. The soft call option provides for a premium equal to 1.0% of the amount of the repricing payment, in the event that, on or prior to the six month anniversary of the effective date of the amendment, we or our subsidiary borrowers enter into certain repricing transactions.

Our senior secured term loan facility and senior secured revolving credit facility bear interest at variable rates. The amended and restated senior secured term loan facility, after giving effect to the Third Amendment, requires annual principal payments of approximately $24.1 million, paid quarterly with balloon payments at maturity dates of July 15, 2016 and June 30, 2018 of approximately $306.5 million and $1,989.8 million respectively.

Senior Secured Revolving Credit Facility

Prior to October 24, 2012, our senior secured revolving credit facilities provided senior secured financing of up to $250 million, with $92 million maturing on October 24, 2012 (original maturity), and $158 million maturing on January 15, 2016 (extended maturity). We had previously received commitments for $43 million of additional extended maturity senior secured revolving credit facility commitments. Pursuant to Amendment No. 2 to the Amended Credit Agreement, dated as of October 24, 2012, the additional commitments replaced a portion of the original maturity senior secured revolving credit facility. At December 31, 2012, our senior secured revolving credit facility provides senior secured financing up to approximately $201 million.

The original maturity senior secured revolving credit facility pricing was based on our total leverage ratio and the grid ranged from 1.75% to 2.50% for LIBOR rate loans (LIBOR plus 1.75% at October 24, 2012), and from 0.75% to 1.50% for base rate loans (Base Rate plus 0.75% at October 24, 2012). We were required to pay each non-defaulting lender a commitment fee of 0.50% in respect of any unused commitments under the original maturity senior secured revolving credit facility. The commitment fee in respect of unused commitments under the original maturity senior secured revolving credit facility was subject to adjustment based upon our total leverage ratio. During 2012 and 2011, the original maturity senior secured revolving credit facility was undrawn.

The extended maturity senior secured revolving credit facility pricing is based on our total leverage ratio and the grid ranges from 2.75% to 3.50% for LIBOR rate loans (LIBOR plus 3.0% at December 31, 2012), and the margin ranges from 1.75% to 2.50% for base rate loans (Base Rate plus 2.0% at December 31, 2012). We are required to pay each non-defaulting lender a commitment fee of 0.50% in respect of any unused commitments under the extended maturity senior secured revolving credit facility. The commitment fee in respect of unused commitments under the extended maturity senior secured revolving credit facility is subject to adjustment based upon our total leverage ratio.

The average daily outstanding balance of the original and extended maturity senior secured revolving credit facility during 2012 and 2011 was $1.3 million and $4.8 million, respectively. The highest balance outstanding on the original and extended maturity senior secured revolving credit facility during 2012 and 2011 was $19.9 million and $50.5 million, respectively.

Subsequent to December 31, 2012, we may request additional tranches of term loans or increases to the revolving credit facility in an aggregate amount not to exceed $347.3 million, including the aggregate amount of $116.3 million of principal payments previously made in respect of the term loan facility. Availability of such additional tranches of term loans or increases to the revolving credit facility is subject to the absence of any default and pro forma compliance with financial covenants and, among other things, the receipt of commitments by existing or additional financial institutions.

2016 Senior Subordinated Notes

Our $450.0 million aggregate principal amount of 11% senior subordinated notes due 2016 (the “2016 Senior Subordinated Notes”) bear interest that is payable semiannually.

We may redeem the 2016 Senior Subordinated Notes in whole or in part at the redemption prices (expressed as percentages of principal amount of the senior subordinated notes to be redeemed) set forth below plus accrued and unpaid interest thereon to the applicable date of redemption, subject to the right of holders of 2016 Senior Subordinated Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 15 of each of the years indicated below:

Year	Percentage
2012	103.667
2013	101.833
2014 and thereafter	100.000

2018 Senior Notes

On October 5, 2010, we issued $500 million aggregate principal amount of 8 5/8% senior notes that mature on October 1, 2018 (the “2018 Senior Notes”).

At any time prior to October 1, 2014, we may redeem all or a part of the 2018 Senior Notes at a redemption price equal to 100% of the principal amount of 2018 Senior Notes redeemed plus the Applicable Premium (as defined in the indenture governing the 2018 Senior Notes) as of, and accrued and unpaid interest to the date of redemption, subject to the rights of holders of 2018 Senior Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after October 1, 2014, we may redeem the 2018 Senior Notes in whole or in part at the redemption prices (expressed as percentages of principal amount of the 2018 Senior Notes to be redeemed) set forth below plus accrued and unpaid interest thereon to the applicable date of redemption, subject to the right of holders of 2018 Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 1 of each of the years indicated below:

Year	Percentage
2014	104.313
2015	102.156
2016 and thereafter	100.000

At any time (which may be more than once) before October 1, 2013, we can choose to redeem up to 35% of the outstanding 2018 Senior Notes with money that we raise in one or more equity offerings, as long as: we pay 108.625% of the face amount of such notes, plus accrued and unpaid interest; we redeem the notes within 90 days after completing the equity offering; and at least 65% of the aggregate principal amount of the applicable series of notes issued remains outstanding afterwards.

2019 Senior Notes

On November 24, 2010, we issued $650.0 million aggregate principal amount of 7 7/8% senior notes that mature January 15, 2019 (the “2019 Senior Notes”).

At any time prior to November 15, 2014, we may redeem all or a part of the 2019 Senior Notes at a redemption price equal to 100% of the principal amount of 2019 Senior Notes redeemed plus the Applicable Premium (as defined in the indenture governing the 2019 Senior Notes) as of, and accrued and unpaid interest to the date of redemption, subject to the rights of holders of 2019 Senior Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after November 15, 2014, we may redeem the 2019 Senior Notes in whole or in part at the redemption prices (expressed as percentages of principal amount of the 2019 Senior Notes to be redeemed) set forth below plus accrued and unpaid interest thereon to the applicable date of redemption, subject to the right of holders of 2019 Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 15 of each of the years indicated below:

Year	Percentage
2014	103.938
2015	101.969
2016 and thereafter	100.000

At any time (which may be more than once) before November 15, 2013, we can choose to redeem up to 35% of the outstanding 2019 Senior Notes with money that we raise in one or more equity offerings, as long as: we pay 107.875% of the face amount of such notes, plus accrued and unpaid interest; we redeem the notes within 90 days after completing the equity offering; and at least 65% of the aggregate principal amount of the applicable series of notes issued remains outstanding afterwards.

We and our subsidiaries, affiliates or significant shareholders may from time to time, in our sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

Amended and Extended Asset Securitization

On September 12, 2011, the revolving trade accounts receivable financing facility between West Receivables LLC, a wholly-owned, bankruptcy-remote direct subsidiary of West Receivables Holdings LLC and Wells Fargo Bank, National Association, was amended and extended. The amended and extended facility provides for $150.0 million in available financing and was extended to September 12, 2014, reduced the unused commitment fee to 0.50% and lowered the LIBOR spread grid on borrowings, based on our total leverage ratio to 1.50% to 2.0% (LIBOR plus 1.75% at December 31, 2012). Under the amended and extended facility, West Receivables Holdings LLC sells or contributes trade accounts receivables to West Receivables LLC, which sells undivided interests in the purchased or contributed accounts receivables for cash to one or more financial institutions. The availability of the funding is subject to the level of eligible receivables after deducting certain concentration limits and reserves. The proceeds of the facility are available for general corporate purposes. West Receivables LLC and West Receivables Holdings LLC are consolidated in our condensed consolidated financial statements included elsewhere in this prospectus. At December 31, 2012 and 2011, this facility was undrawn. The highest balance outstanding during 2012 and 2011 was $39.0 million and $84.5 million, respectively.

Debt Covenants

Senior Secured Term Loan Facility and Senior Secured Revolving Credit Facility—The Amended Credit Agreement modified the financial covenants and certain covenant baskets. In particular, the Company is required to comply on a quarterly basis with a maximum total leverage ratio covenant and a minimum interest coverage ratio covenant. Pursuant to the Amended Credit Agreement, the total leverage ratio of consolidated total debt to Adjusted EBITDA may not exceed 6.75 to 1.0 at December 31, 2012, and the interest coverage ratio of Adjusted EBITDA to the sum of consolidated interest expense must be not less than 1.85 to 1.0. The total leverage ratio will become more restrictive over time (adjusted periodically until the maximum leverage ratio reaches 6.00 to 1.0 in 2015). Both ratios are measured on a rolling four-quarter basis. We were in compliance with these financial covenants at December 31, 2012. We believe that for the foreseeable future we will continue to be in compliance with our financial covenants. The senior secured credit facilities also contain various negative covenants, including limitations on indebtedness, liens, mergers and consolidations, asset sales, dividends and distributions or repurchases of our capital stock, investments, loans and advances, capital expenditures, payment of other debt, including the senior subordinated notes, transactions with affiliates, amendments to material agreements governing our subordinated indebtedness, including the senior subordinated notes, and changes in our lines of business.

The senior secured credit facilities include certain customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, the invalidity of material provisions of the documentation with respect to the senior secured credit facilities, the failure of collateral under the security documents for the senior secured credit facilities, the failure of the senior secured credit facilities to be senior debt under the subordination provisions of certain of the Company’s subordinated debt and a change of control of the Company. If an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take certain actions, including the acceleration of all amounts due under the senior secured credit facilities and all actions permitted to be taken by a secured creditor. We believe that for the foreseeable future, our existing senior secured credit facilities offer us sufficient capacity for our indebtedness financing requirements and we do not anticipate that the limitations on incurring additional indebtedness included in the senior secured credit facilities will materially impair our financial condition and operating performance.

2016 Senior Subordinated Notes, 2018 Senior Notes and 2019 Senior Notes—The indentures governing the 2016 Senior Subordinated Notes, the 2018 Senior Notes and the 2019 Senior Notes contain covenants limiting, among other things, our ability and the ability of our restricted subsidiaries to: incur additional debt or issue certain preferred shares, pay dividends on or make distributions in respect of our capital stock or make other restricted payments, make certain investments, sell certain assets, create liens on certain assets to secure debt, consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets, enter into certain transactions with our affiliates and designate our subsidiaries as unrestricted subsidiaries.

Our failure to comply with these debt covenants may result in an event of default which, if not cured or waived, could accelerate the maturity of our indebtedness. If our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our debt obligations and we may not be able to continue our operations as planned. If our cash flows and capital resources are insufficient to fund our debt service obligations and keep us in compliance with the covenants under our senior secured credit facilities or to fund our other liquidity needs, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness including the notes. We cannot ensure that we would be able to take any of these actions, that these actions would be successful and would permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements, including our senior secured credit facilities and the indentures that govern the notes. Our senior secured credit facilities documentation and the indentures that govern the notes restrict our ability to dispose of assets and use the proceeds from the disposition. As a result, we may not be able to consummate those dispositions or use the proceeds to meet our debt service or other obligations, and any proceeds that are available may not be adequate to meet any debt service or other obligations then due.

If we cannot make scheduled payments on our debt, we will be in default, and as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our senior secured credit facilities could terminate their commitments to lend us money and foreclose against the assets securing our borrowings; and

•	we could be forced into bankruptcy or liquidation.

Amended and Extended Asset Securitization—The amended and extended asset securitization facility contains various customary affirmative and negative covenants and also contains customary default and termination provisions, which provide for acceleration of amounts owed under the program upon the occurrence of certain specified events, including, but not limited to, failure to pay yield and other amounts due, defaults on certain indebtedness, certain judgments, changes in control, certain events negatively affecting the overall credit quality of collateralized accounts receivable, bankruptcy and insolvency events and failure to meet financial tests requiring maintenance of certain leverage and coverage ratios, similar to those under our senior secured credit facility.

Adjusted EBITDA—The common definition of EBITDA is “Earnings Before Interest Expense, Taxes, Depreciation and Amortization.” In evaluating liquidity, we use “Adjusted EBITDA”, which we define as earnings before interest expense, share-based compensation, taxes, depreciation and amortization, noncontrolling interest, certain litigation settlement costs, impairments and other non-cash reserves, transaction costs and post-acquisition synergies and excluding unrestricted subsidiaries. EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under GAAP. Although we use Adjusted EBITDA as a measure of our liquidity, the use of EBITDA and Adjusted EBITDA is limited because they do not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business and includes adjustments for synergies that have not been realized. In addition, as disclosed below, certain adjustments included in our calculation of EBITDA and Adjusted EBITDA are based on management’s estimates and do not reflect actual results. For example, post-acquisition synergies included in Adjusted EBITDA are determined in accordance with our senior credit facilities and indentures governing our outstanding notes which provide for an adjustment to EBITDA, subject to certain specified limitations, for reasonably identifiable and factually supportable cost savings projected by us in good faith to be realized as a result of actions taken following an acquisition. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operations or other income or cash flow data prepared in accordance with GAAP. EBITDA and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. EBITDA and Adjusted EBITDA is presented here as we understand investors use it as one measure of our historical ability to service debt and compliance with covenants in our senior credit facilities. Set forth below is a reconciliation of EBITDA and Adjusted EBITDA to cash flow from operations.

	For the year ended December 31,
(amounts in thousands)	2008	2009	2010	2011	2012
Net cash flows from operating activities	$287,381	$272,857	$312,829	$348,187	$318,916
Income tax expense	11,731	56,862	60,476	77,034	82,068
Deferred income tax (expense) benefit	26,446	(28,274)	(20,837)	(23,716)	(1,318)
Interest expense	313,019	254,103	305,528	269,863	271,951
Allowance for impairment of purchased accounts receivable	(76,405)	(25,464)	—	—	—
Impairments	—	—	(37,675)	—	(3,715)
Provision for share-based compensation	(1,404)	(3,840)	(4,233)	(23,341)	(25,849)
Amortization of debt issuance costs	(15,802)	(16,416)	(35,263)	(13,449)	(17,321)
Other	(107)	(375)	(652)	2,288	1,598
Excess tax benefit from stock options exercised	—	1,709	897	1,417	8,656
Changes in operating assets and liabilities, net of business acquisitions	(19,173)	79,124	15,569	10,535	28,162

EBITDA	525,686	590,286	596,639	648,818	663,148

Provision for share-based compensation(a)	1,404	3,840	4,233	23,341	25,849
Acquisition synergies and transaction costs(b)	20,985	18,003	5,035	14,314	15,476
Non-cash portfolio impairments(c)	76,405	25,464	—	—	—
Site closures and other impairments(d)	2,644	6,976	44,040	2,233	4,358
Non-cash foreign currency loss (gain)(e)	6,427	(229)	1,199	(6,454)	1,581
Litigation settlement costs(f)	—	3,601	3,504	(895)	2,663

Adjusted EBITDA(g)	$633,551	$647,941	$654,650	$681,357	$713,075

Adjusted EBITDA Margin(h)	28.2%	27.3%	27.4%	27.3%	27.0%

	For the year ended December 31,
(amounts in thousands)	2008	2009	2010	2011	2012
Leverage Ratio Covenant and Interest Coverage Ratio Covenant:
Total debt(i)	$3,706,982	$3,577,291	$3,436,761	$3,422,583	$3,838,545
Ratio of total debt to Adjusted EBITDA(j)	5.4x	5.5x	5.3x	5.0x	5.3x
Cash interest expense(k)	$280,702	$243,401	$237,965	$258,064	$252,783
Ratio of Adjusted EBITDA to cash interest expense(l)	2.4x	2.7x	2.8x	2.7x	2.9x

(a)	Represents total share-based compensation expense determined at fair value, excluding share based compensation expense related to deferred compensation-notional shares of $1.0 million in 2008 as amounts were determined to be not significant.
(b)	Represents, for each period presented, unrealized synergies for acquisitions, consisting primarily of headcount reductions and telephony-related savings, direct acquisition expenses and transaction costs incurred with the recapitalization. Amounts shown are permitted to be added to “EBITDA” for purposes of calculating our compliance with certain covenants under our credit facilities and the indentures governing our outstanding notes.
(c)	Represents non-cash portfolio receivable allowances.
(d)	Represents site closures, severance, goodwill and other asset impairments, and in 2012, was net of the reversal of a contingent earn-out liability of $7.9 million.
(e)	Represents the unrealized loss (gain) on foreign denominated debt and the loss on transactions with affiliates denominated in foreign currencies.
(f)	Represents litigation settlements, net of estimated insurance proceeds, and related legal costs.
(g)	Adjusted EBITDA does not include pro forma adjustments for acquired entities of $5.5 million in 2012, $3.9 million in 2011, $(0.1) million in 2010, $2.0 million in 2009 and $49.1 million in 2008 as is permitted in our debt covenants.
(h)	Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue.
(i)	Total debt excludes portfolio notes payable, but includes other indebtedness of capital lease obligations, performance bonds and letters of credit and is reduced by cash and cash equivalents.
(j)	Total debt excludes portfolio notes payable, but includes other indebtedness of capital lease obligations, performance bonds and letters of credit and is reduced by cash and cash equivalents. For purposes of calculating our Ratio of Total Debt to Adjusted EBITDA, Adjusted EBITDA includes pro forma adjustments for acquired entities of $5.5 million in 2012, $3.9 million in 2011, $(0.1) million in 2010, $2.0 million in 2009 and $49.1 million in 2008 as is permitted in our debt covenants.
(k)	Cash interest expense, as defined in our credit facility covenants, represents interest expense less amortization of capitalized financing costs and non-cash loss on hedge agreements expensed as interest under the senior secured term loan facility, senior secured revolving credit facility, senior notes and senior subordinated notes.
(l)	The ratio of Adjusted EBITDA to cash interest expense is calculated using trailing twelve-month cash interest expense. Adjusted EBITDA includes pro forma adjustments for acquired entities of $5.5 million in 2012, $3.9 million in 2011, $(0.1) million in 2010, $2.0 million in 2009 and $49.1 million in 2008 as is permitted in the debt covenants.

Set forth below are our cash flow from operations, cash flow used in investing activities and cash flow from financing activities for the periods indicated.

	For the year ended December 31,
(dollars in thousands)	2012	2011	2010	2009	2008
Net cash flows from operating activities	$318,916	$348,187	$312,829	$272,857	$287,381
Net cash flows used in investing activities	$(201,622)	$(329,441)	$(137,896)	$(112,615)	$(597,539)
Net cash flows from (used in) financing activities	$(33,130)	$(23,180)	$(133,651)	$(271,844)	$341,971

Contractual Obligations

As described in the notes to our consolidated financial statements included elsewhere in this prospectus, we have contractual obligations that may affect our financial condition. However, based on management’s assessment of the underlying provisions and circumstances of our material contractual obligations, we believe there is no known trend, demand, commitment, event or uncertainty that is reasonably likely to occur which would have a material effect on our financial condition or results of operations.

The following table summarizes our contractual obligations at December 31, 2012 (amounts in thousands):

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Senior Secured Term Loan Facility, due 2016 (1)	$1,452,506	$15,425	$30,850	$1,406,231	$—
11% Senior Subordinated Notes, due 2016	450,000	—	—	450,000	—
Senior Secured Term Loan Facility, due 2018 (1)	965,150	9,700	19,400	19,400	916,650
8 5/8% Senior Notes, due 2018	500,000	—	—	—	500,000
7 7/8% Senior Notes, due 2019	650,000	—	—	—	650,000
Interest payments on fixed rate debt	781,513	143,813	287,626	238,126	111,948
Estimated interest payments on variable rate debt (2)	587,801	139,904	270,884	150,513	26,500
Operating leases	130,245	36,331	48,953	21,582	23,379
Contractual minimums under telephony agreements (3)	93,000	66,200	26,800	—	—
Purchase obligations (4)	43,398	30,126	12,808	464	—
Interest rate swaps	2,346	2,346	—	—	—

Total contractual cash obligations	$5,655,959	$443,845	$697,321	$2,286,316	$2,228,477

(1)	On February 20, 2013, we amended our senior secured term loan facilities, which amendment extended the maturity of a portion of the term loans due July 2016 to June 2018. As of the effective date of the amendment, we had outstanding term loans in an aggregate principal amount of $2.1 billion due June 2018 and term loans in an aggregate principal amount of approximately $317.7 million due July 2016.
(2)	Interest rate assumptions based on January 7, 2013 LIBOR U.S. dollar swap rate curves for the next five years.
(3)	Based on projected telephony minutes through 2014. The contractual minimum is usage based and could vary based on actual usage.
(4)	Represents future obligations for capital and expense projects that are in progress or are committed.

The table above excludes amounts to be paid for taxes and long-term obligations under our Nonqualified Executive Retirement Savings Plan and Nonqualified Executive Deferred Compensation Plan. The table also excludes amounts to be paid for income tax contingencies because the timing thereof is highly uncertain. At December 31, 2012, we had accrued $20 million, including interest and penalties, for uncertain tax positions.

Upon completion of this offering, pursuant to the terms of that certain management agreement we entered into with affiliates of Thomas H. Lee Partners, L.P. and Quadrangle Group LLC, dated October 24, 2006 and that certain management letter agreement we entered into with affiliates of Thomas H. Lee Partners, L.P. and Quadrangle Group LLC, dated March 8, 2013, we expect to pay to those affiliates of Thomas H. Lee Partners, L.P. and Quadrangle Group LLC an aggregate amount of $24.0 million and the management agreement will, in accordance with its terms, terminate.

Capital Expenditures

Our operations continue to require significant capital expenditures for technology, capacity expansion and upgrades. Capital expenditures were $128.4 million for the year ended December 31, 2012, and were funded through cash from operations and the use of our various credit facilities. Capital expenditures were $120.1 million for the year ended December 31, 2011. Capital expenditures for the year ended December 31, 2012 consisted primarily of computer and telephone equipment and software purchases. We currently estimate our capital expenditures for 2013 to be approximately $130.0 million to $140.0 million primarily for capacity expansion and upgrades at existing facilities.

Our senior secured term loan facility discussed above includes covenants which allow us the flexibility to issue additional indebtedness that is pari passu with or subordinated to our debt under our existing credit facilities in an aggregate principal amount not to exceed $347.3 million including the aggregate amount of principal payments made in respect of the senior secured term loan, incur capital lease indebtedness, finance acquisitions, construction, repair, replacement or improvement of fixed or capital assets, incur accounts receivable securitization indebtedness and non-recourse indebtedness; provided we are in pro forma compliance with our total leverage ratio and interest coverage ratio financial covenants. We or any of our affiliates may be required to guarantee any existing or additional credit facilities.

Off-Balance Sheet Arrangements

We utilize standby letters of credit to support primarily workers’ compensation policy requirements and certain operating leases. Performance obligations of certain of our subsidiaries are supported by performance bonds and letters of credit. These obligations will expire at various dates through August 2013 and are renewed as required. The outstanding commitment on these obligations at December 31, 2012 was $18.6 million.

Inflation

We do not believe that inflation has had a material effect on our results of operations. However, there can be no assurance that our business will not be affected by inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk Management

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and changes in the market value of investments. The effects of inflation on our variable interest rate debt is discussed below in “Interest Rate Risk.”

Interest Rate Risk

As of December 31, 2012, we had $2,417.7 million outstanding under our senior secured term loan facility, $450.0 million outstanding under our 2016 Senior Subordinated Notes, $500.0 million outstanding under our 2018 Senior Notes and $650.0 million outstanding under our 2019 Senior Notes.

Due to the interest rate floors, our long-term obligations at variable interest rates would be subject to interest rate risk only if current LIBOR rates exceed the interest rate floors. A 50 basis point change in the variable interest rate at December 31, 2012, would have no impact on our variable interest rate. At December 31, 2012, the 30 and 90 day LIBOR rates are approximately 0.193% and 0.306%, respectively. As a result of the interest rate floors and prevailing LIBOR rates, rate increases on our variable debt in the immediate and near term is unlikely.

Foreign Currency Risk

Our Unified Communications segment conducts business in countries outside of the United States. Revenue and expenses from these foreign operations are typically denominated in local currency, thereby creating exposure to changes in exchange rates. Generally, we do not hedge the foreign currency transactions. Changes in exchange rates may positively or negatively affect our revenue and net income attributed to these subsidiaries. Based on our level of operating activities in foreign operations during 2012, a five percent change in the value of the U.S. dollar relative to the Euro and British Pound Sterling would have positively or negatively affected our net operating income by less than one percent.

During 2012 and 2011, the Communication Services segment had no material revenue outside the United States. Our facilities in Canada, Jamaica, Mexico and the Philippines operate under revenue contracts denominated in U.S. dollars. These contact centers receive calls only from customers in North America under contracts denominated in U.S. dollars and therefore our foreign currency exposure is primarily for expenses incurred in the respective country.

For the years ended December 31, 2012, 2011 and 2010, revenue from non-U.S. countries was approximately 19%, 19% and 16%, respectively, of consolidated revenue. During these periods, no individual foreign country accounted for greater than 10% of revenue. At December 31, 2012 and 2011, long-lived assets from non-U.S. countries were approximately 9% of consolidated long-lived assets each year. We have generally not entered into forward exchange or option contracts for transactions denominated in foreign currency to hedge against foreign currency risk. We are exposed to translation risk because our foreign operations are in local currency and must be translated into U.S. dollars. As currency exchange rates fluctuate, translation of our Statements of Operations of non-U.S. businesses into U.S. dollars affects the comparability of revenue, expenses, and operating income between periods.

Investment Risk

During 2009, we entered into three eighteen month forward starting interest rate swaps for a total notional value of $500.0 million. These forward starting interest rate swaps commenced during the third quarter of 2010. The fixed interest rate on these interest rate swaps ranged from 2.56% to 2.60% and expired in January 2012. In 2010, we entered into three three-year interest rate swap agreements (cash flow hedges) to convert variable long-term debt to fixed rate debt. These swaps were for an aggregate notional value of $500.0 million with interest rates ranging from 1.685% to 1.6975% and expire in June 2013. At December 31, 2012, the notional amount of debt outstanding under these interest rate swap agreements was $500.0 million of the outstanding $2,417.7 million senior secured term loan facility.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U. S. GAAP and IFRS. The amendments in ASU 2011-04 change the wording used to describe many of the requirements in U. S. Generally Accepted Accounting Principles (“GAAP”) for measuring fair value and disclosing information about fair value measurements. Some of the amendments clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance became effective for the Company January 1, 2012, and the adoption had no immediate effect on our financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350), permitting entities the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. ASU No. 2011-08 became effective for the Company January 1, 2012 and the adoption had no effect on our financial position, results of operations or cash flows.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (ASU 2012-02), allowing entities the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. If the qualitative assessment indicates it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, the quantitative impairment test is required. Otherwise, no testing is required. ASU 2012-02 is effective for the Company in the period beginning January 1, 2013. The Company does not expect the adoption of this update to have a material effect on our financial position, results of operations or cash flows.

BUSINESS

Overview

Our Company

We are a leading provider of technology-driven, communication services. We offer a broad portfolio of services, including conferencing and collaboration, unified communications, alerts and notifications, emergency communications, business process outsourcing and telephony / interconnect services. The scale and processing capacity of our proprietary technology platforms, combined with our expertise in managing voice and data transactions, enable us to provide reliable, high-quality, mission-critical communications designed to maximize return on investment for our clients. Our clients include Fortune 1000 companies, along with small and medium enterprises in a variety of industries, including telecommunications, retail, financial services, public safety, technology and healthcare. We have sales and operations in the United States, Canada, Europe, the Middle East, Asia Pacific, Latin America and South America.

Our focus on large addressable markets with attractive growth characteristics has allowed us to deliver steady, profitable growth. Over the past ten years, we have grown our revenue at a compound annual growth rate (“CAGR”), of 12%, and improved our Adjusted EBITDA margin from 21.1% to 27.0%. For the fiscal year ended December 31, 2012, we grew revenue by 5.9% over 2011 to $2,638.0 million and generated $713.1 million in Adjusted EBITDA, or 27.0% Adjusted EBITDA margin, $125.5 million in net income and $318.9 million in net cash flows from operating activities. See note 2 to the “Selected Consolidated Financial Data” table for a reconciliation of Adjusted EBITDA to net income.

Evolution into a Predominately Platform-Based Solutions Business

Since our founding in 1986, we have invested significantly to expand our technology platforms and develop our operational processes to meet the complex and changing communications needs of our clients. We have evolved our business mix from labor-intensive communication services to predominantly diversified and platform-based, technology-driven voice and data services. As a result, our revenue from platform-based services grew from 37% of total revenue in 2005 to 72% in 2012, and our operating income from platform-based services grew from 53% of total operating income to 90% over the same period.

Since 2005, we have invested approximately $2.0 billion in strategic acquisitions. We have increased our penetration into higher growth international conferencing markets, strengthened our alerts and notifications services business and established a leadership position in emergency communication services. We have reoriented our business to address the emergence of fast-growing trends such as unified communications (“UC”) products and mobility.

Today, our platform-based service lines include conferencing and collaboration, event services, Internet Protocol (“IP”) - based UC solutions, alerts and notifications, emergency communications services and our automated customer service platforms such as interactive voice response (“IVR”), natural language speech recognition and network-based call routing services. As we continue to increase the variety of platform-based services we provide, we intend to pursue opportunities in markets where we have strong client relationships and where clients place a premium on the quality of service provided.

The following summaries further highlight the steps we have taken to improve our business model:

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Developed and Enhanced Large Scale Technology Platforms. Investing in technology and developing specialized expertise in the industries we serve are critical components to our strategy of enhancing our services and delivering operational excellence. Our approximately 672,000 telephony ports, including approximately 384,000 IP ports, provide us with what we believe is the only large-scale proprietary IP-based global conferencing platform deployed and in use today. Our acquisitions of TuVox Incorporated and Holly Australia Pty Ltd significantly advanced the development capabilities of our existing platform. The resulting open standards-based platform allows for the flexibility to add new capabilities as our clients demand. In addition, we have integrated mobile, social media and cloud computing capabilities into our platforms and offer those services to our clients.

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Expanded Emergency Communications Services Platform. We have invested significant resources into our emergency communications services. Since 2006, we have made several strategic acquisitions, including Intrado, Inc. (“Intrado”) and Positron Public Safety Systems, which provided us with the leading platform in communication services for public safety. Today, we believe we are one of the largest providers of emergency communications services to telecommunications service providers, government agencies and public safety organizations, based on the number of 9-1-1 calls that we and other participants in the industry facilitate. We have steadily increased our presence in this market through substantial investments in proprietary systems to develop programs designed to upgrade the capabilities of 9-1-1 centers by delivering a broader set of features.

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Expanded Our Unified Communications Business Segment. Through both organic growth and acquisitions, we have been successful in strengthening our unified communications service offering. We have grown our sales force to expand the reach of our Unified Communications services both domestically and internationally. We have developed and integrated proprietary global and large enterprise-based services into our platform which allow for streamlined, cost-effective conferencing capabilities. With the acquisitions of Corvent, Stream57 and Unisfair, we have enhanced our event services offerings. We have increased our capabilities in IP-based Unified Communications solutions through the acquisitions of POSTcti, SKT and Smoothstone. We are able to offer system design, project management and implementation to clients with our sales engineering and integration services.

We have also increased our presence in the high growth alerts and notifications market. We now provide platform-based communication services across several industries, including financial services, communications, transportation, government and public safety. Additionally, through our acquisitions of TeleVox Software, Inc. and Twenty First Century Communications, Inc. (“TFCC”) we have a strong presence in the medical and dental markets and the electric utilities industry.

Market Opportunity

We are focused on voice and data markets. Consistent with our investment strategy, we have and will continue to target new and complementary markets that leverage our depth of expertise in voice and data services. We believe these markets, including unified communications, emergency communications and alerts and notifications services, are large, have relatively predictable and steady growth, and are characterized by recurring, valuable transactions and strong margin profiles.

Unified Communications

We entered the conferencing and collaboration services market with our acquisition of InterCall® in 2003. Through organic growth and multiple strategic acquisitions, we have become the leading global provider of conferencing services since 2008 based on revenue, according to Wainhouse Research. The market for worldwide unified communications services, which includes hosted and managed unified communications services, audio, web, video and operator-assisted conferencing was $7.5 billion in 2012 and is expected to grow at a CAGR of 15% through 2016 according to Wainhouse Research. By leveraging our global sales team and diversified client base, we intend to continue targeting higher growth markets.

According to Tern Systems, the market for automated message delivery in the U.S. was approximately $793 million in 2012, and is expected to grow at an annual growth rate of 20% through 2017. We believe this growth is being driven by a number of factors, including increased globalization of business activity, focus on lower costs, increased adoption of unified communications services, and increasing awareness of the need for rapid communication during emergencies.

Communication Services

The market for emergency communications services represents a highly attractive opportunity, allowing us to diversify into an end-market that we believe is less volatile with respect to downturns in the economy. According to Compass Intelligence, approximately $4.1 billion of government-sponsored funds were estimated to be available for 9-1-1 and E9-1-1 applications, hardware and systems expenditures in 2012 and such funds are expected to grow at a 6.8% CAGR through 2016. Given the critical nature of these systems and services, government agencies and other public safety organizations prioritize funding for such services to ensure dependable delivery. Further, as communities across the U.S. upgrade outdated 9-1-1 systems to next generation 9-1-1 platforms, we believe our suite of services is best suited to capture the demand.

We deliver critical agent-based and automated services for our enterprise clients. Today, the market for these services remains attractive given its size and steady growth characteristics. We target select opportunities within the global customer care business process outsourcing market which was estimated to be approximately $56 billion in 2012 with a projected CAGR through 2015 of approximately 6% according to IDC. We focus on high-value transactions that utilize our specialized knowledge and scale to drive enhanced profitability. We have built on our leading position in this market by investing in emerging service delivery models that provide a higher quality of service to our clients.

Our Services

We believe we have built our reputation as a best-in-class service provider by delivering differentiated, high-quality services for our clients. Our portfolio of technology-driven, communication services includes:

Unified Communications

Conferencing and Collaboration Services. Operating under the InterCall® brand, we are the largest conferencing services provider in the world based on conferencing revenue, according to Wainhouse Research. We managed approximately 134 million conference calls in 2012, an 11% increase over 2011. We provide our clients with an integrated global suite of meeting services. Conferencing and Collaboration Services include the following:

•	On-Demand Audio Conferencing is an automated conferencing service that allows clients to initiate an audio conference at any time, without the need to make a reservation or rely on an operator.

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Web Conferencing and Collaboration Tools allow clients to connect remote employees and bolster collaboration among groups. These tools provide clients with the capability to make presentations and share applications and documents over the Internet. These services are offered through our proprietary product, InterCall Unified Meeting®, as well as through the resale of Cisco, Microsoft and Adobe products. Web conferencing services can be customized to each client’s individual needs.

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Video Managed Services and Video Bridging allow clients to experience real-time face-to-face conferences. These services are offered through our products, InterCall Video Conferencing and InterCall Video Managed Services in conjunction with third-party equipment, and can be used for a wide variety of events, including training seminars, sales presentations, product launches and financial reporting calls.

Event Services. InterCall offers multimedia platforms designed to give our clients the ability to create, manage, distribute and reuse content internally and externally. Through a combination of proprietary products and strategic partnerships, our clients have the tools to support diverse internal and external multimedia requirements. Event Services Solutions include the following:

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Audio and Video Webcasting Services allow users to broadcast small or large multimedia presentations over the Internet. We offer our clients the flexibility of broadcasting any combination of audio, video (desktop or high-end) or PowerPoint slides using any operating system. We enhanced our presence in this market with the acquisition of Stream57® in December 2009.

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Virtual Event Design and Hosting offers clients consulting, project management and implementation of hosted and managed virtual event and virtual environment solutions. Clients are able to provide large audiences easy and instant access to content, experts and peers. Examples of virtual events include trade shows, user groups, job fairs, virtual learning environments and town hall meetings. We enhanced our presence in this market with the acquisition of Unisfair® in March 2011.

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Operator-Assisted Audio Conferencing Services are pre-scheduled conferences for large-scale, complex or important events. Operator-assisted services are customized to a client’s needs and provide a wide range of scalable features and enhancements, including the ability to record, broadcast, schedule and administer meetings.

IP-Based Unified Communications Solutions. We provide our clients with enterprise class IP-based communications solutions including the following services:

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Hosted IP-PBX and Enterprise Call Management allows an enterprise to upgrade its use of communications technology with a suite of cloud-based, on–demand services including full private branch exchange (“PBX”) functionality, advanced enterprise and personal call management tools and leading edge unified communications features. These services can be fully integrated with a client’s existing IP or legacy time-division multiplexing (“TDM”) infrastructure where required, leveraging investments already made in telephony infrastructure and providing a seamless enterprise-wide solution.

•	Hosted and Managed Multi-Protocol Label Switching (“MPLS”) Network is a suite of IP trunking solutions designed to provide enterprise clients with carrier–grade service along with the benefits of next–generation IP–based service that allow their business to run more efficiently. These solutions deliver a consistent set of voice services across an enterprise’s infrastructure, with flexible IP and TDM trunking options for clients’ on–site PBX.

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Unified Communications Partner Solution Portfolio enables us to engineer flexible and scalable solutions suitable to an enterprise’s needs, leveraging a portfolio of Microsoft and Cisco offerings integrated with our products, applications and services.

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Cloud-Based Security Services aggregate a set of technologies into one simple and scalable cloud–based solution that provides clients with network protection. This service can help protect the client’s network from spam and viruses, unauthorized intrusions and inappropriate web content, while providing simplicity and consistency of security policy management and eliminating single points of failure and bottlenecks that can occur with premise-based security solutions.

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Professional Services and System Integration provides our clients with advice and solutions to integrate their unified communication systems. We offer consulting, design, integration, and implementation of voice, video, messaging, and collaboration systems and services.

Alerts and Notifications. Our technology platforms allow clients to manage and deliver automated, proactive and personalized communications. We use multiple delivery channels (voice, text messaging, email, social media and fax), based on the preference of the recipient. For example, we deliver patient notifications, confirm appointments and send prescription reminders on behalf of our healthcare clients; send and receive automated outage notifications on behalf of our utility clients and transmit emergency evacuation notices on behalf of municipalities.

Our scalable platform enables a high volume of messages to be sent in a short amount of time. It also enables two-way communication which allows the recipients of a message to respond to our clients. We offer the following Alerts and Notifications services:

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Automated Voice Notifications are customized voice messages sent on behalf of our clients that are delivered with personalized information. Our systems provide for accurate detection of voice mail versus live answer, customized caller ID and retry logic.

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Short Message Services (“SMS”)/Email Alerts and Notifications are customized electronic notifications sent on behalf of our clients directly to their customers’ handheld devices, wireless phones, two-way pagers or email inboxes.

•	Social Media Messaging enables clients to deliver targeted, personalized messaging to social media sites.

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Multichannel Preference Management and Campaign Management Solutions allow our clients to create and manage customer information in a real-time environment. Our web-based user interface tool allows clients to upload customer contact information, create reusable notification templates and customize campaigns.

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Website and Customer Portal Management is a web design service whereby we create custom-built, interactive websites for clients. We also provide a variety of additional features and services, including hosting, search engine optimization and maintenance.

Communication Services

Emergency Communications Services. We believe we are one of the largest providers of emergency communications services, based on the number of 9-1-1 calls that we and other participants in the industry facilitate. Our services are critical in facilitating public safety agencies’ ability to receive emergency calls from citizens. Our clients generally enter into long-term contracts and fund their obligations through monthly charges on users’ telephone bills. We offer the following Emergency Communication Services:

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9-1-1 Network Services are the systems that control the routing of emergency calls to the appropriate 9-1-1 centers. In 2012, we facilitated over 260 million 9-1-1 calls. Our next generation 9-1-1 call handling solution is an IP-based system designed to significantly improve the information available to first responders by integrating capabilities such as the ability to text, send photos or video to 9-1-1 centers as well as providing stored data such as building blueprints or personal medical data to first responders. Our carrier-grade Location Based Services process over 125,000 daily requests in support of our clients’ Enhanced 9-1-1 (“E9-1-1”) and commercial applications.

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9-1-1 Telephony Systems and Services include our fully-integrated desktop communications technology solutions which public safety agencies use to enable E9-1-1 call handling. Our next generation 9-1-1 solution can be deployed in a variety of local, hosted and remote configurations, allowing public safety agencies to grow with minimal incremental investment. It currently operates in approximately 5,000 call-taking positions in more than 1,000 Public Safety Answering Points (“PSAPs”) in North America.

Automated Call Processing. We believe we have developed a best-in-class automated customer service platform. Our services allow our clients to effectively communicate with their customers through inbound and outbound IVR applications using natural language speech recognition, automated voice prompts and network-based call routing services. In addition to these front-end customer service applications, we also provide analyses that help our clients improve their automated communications strategy. Our open standards-based platform allows the flexibility to integrate new capabilities such as mobility, social media and cloud-based services. Our Automated Call Processing includes:

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Automated Customer Service Solutions range from speech/IVR applications and mobile solutions to SMS, chat and email. We help our clients engage their customers through the channels they prefer. Examples of self service applications used by our clients are: access account balances, activation of credit cards, placing orders, FAQ’s and stop/start utility service.

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Voice and Data Network Management Services assist our clients as they manage or update their own contact center communications networks. We offer hosted or managed services for the operation, administration and management of voice and data networks such as Voice over Internet Protocol (“VoIP”) network management, network automated call distribution (“ACD”)/multi-channel contact routing, workforce management, quality monitoring and predictive dialing.

Telephony / Interconnect Services. Our telephony / interconnect Services support the merging of traditional telecom, mobile and IP technologies to service providers and enterprises. We are a leading provider of local and national tandem switching services to carriers throughout the United States. We leverage our proprietary customer traffic information system, sophisticated call routing and control facility to provide tandem interconnection services to the competitive marketplace, including wireless, wire-line, cable telephony and VoIP companies. We entered this market through the acquisition of HyperCube LLC (“HyperCube”) in March 2012.

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Toll-Free Origination transports and switches toll free traffic originated by traditional wireline, VoIP, cable, and wireless carriers to all major inter-exchange carriers (“IXC”) in the United States. This service provides a highly scalable and efficient means to pass toll free traffic to IXCs.

•	Termination Services using our soft switch platform, national optical backbone and direct network interconnections allow for the termination of outbound toll traffic.

•	Tandem Transit switches local voice traffic between wireless carriers, competitive local exchange carriers (“CLECs”), VoIP providers, and cable networks.

Agent-Based Services. We provide our clients with large-scale, agent-based services. We target opportunities that allow our agent-based services to be part of larger strategic client engagements and with clients for whom these services can add value. We believe that we are known in the industry as a premium provider of these services. We offer a flexible model that includes on-shore, off-shore and virtual home-based agent capabilities to fit our clients’ needs. Agent-Based Services include:

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Customer Care and Acquisition Services support our clients with their consumer-based communications needs. We provide customer acquisition and retention, customer care, technical support and sales services. Our customized process strategically matches our client’s goals to the appropriate solutions to maximize results.

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Business-to-Business and Account Management Services combines our experience, sales methodologies and technology to deliver an integrated suite of solutions that allow our clients to overcome a variety of common sales challenges across a multitude of business segments. Examples of these services include lead management, team sell, account management and sole territory coverage.

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Receivables Management Services support many of today’s leading businesses and institutions with a fully licensed collection agency that has integrated partnerships across the telecommunications, financial services, government, healthcare and utilities industries.

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Overpayment Identification and Recovery Services provides cost containment programs to organizations including: health insurance payers, third party administrators, managed care organizations, hospitals/physicians and self-insured companies. We analyze data from multiple healthcare sources, identify incorrectly paid claims, provide targeted communications and collect funds on behalf of our clients.

Our Competitive Strengths

We have developed expertise to serve the needs of clients who place a premium on the services we provide. We believe the following strengths have helped us to establish a leading competitive position in the markets we serve and enable us to deliver operational excellence to clients.

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Broad Portfolio of Product Offerings with Attractive Value Proposition. Our technology platforms combined with our operational expertise and processes allow us to provide a broad range of service offerings for our clients. Our ability to provide our clients with a reliable, efficient and cost-effective alternative to process high volume, complex voice and data transactions, helps them meet their critical communications needs and improve their cost structure.

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Robust Technology Capabilities Enable Scalable Operating Model. Our strengths across technology and multiple channels allow us to efficiently process data and voice transactions for our clients. We cross-utilize our assets and shared service platforms across our businesses, providing scale and flexibility to handle greater transaction volume, offer superior service and develop new offerings more effectively and efficiently. We foster a culture of innovation and have been issued approximately 213 patents and have approximately 328 pending patent applications for technology and processes that we have developed. We continue to invest in new platform technologies, including IP-based cloud computing environments and to enhance our portfolio with patented technologies, which allow us to deliver premium services to our clients.

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Strong Client Relationships. We have built long-lasting relationships with our clients who operate in a broad range of industries, including telecommunications, retail, financial services, public safety, technology and healthcare. Our top ten clients in 2012 had an average tenure with us of over eleven years. In 2012, our 100 largest clients by revenue represented approximately 57% of our revenue and approximately 44% of our revenue came from clients purchasing multiple service offerings.

—	Operational Excellence. We achieve the results our clients are seeking through productivity, reliability and scale. Our ability to improve upon our clients’ communications processes is an important aspect of our value proposition. We leverage our proprietary technology infrastructure and shared services platforms to manage higher value transactions and achieve cost savings for our clients and ourselves.

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Experienced Management Team with Track Record of Growth. Our senior leadership has an average tenure of approximately 15 years with us and has delivered strong results through various market cycles, both as a public and a private company. As a group, this team has created a culture of superior client service and, through acquisitions and organic growth, has been able to achieve 12% revenue CAGR over the past ten years. Our team has established a long track record of successfully acquiring and integrating companies to drive growth.

As demand for outsourced services grows with greater adoption of our technologies and services and the global trend toward business process outsourcing, we believe our long history of delivering results for our clients combined with our scale and the investments we have made in our businesses provide us with a significant competitive advantage.

Our Business Strategy

Our strategy is to identify growing markets where we can deploy our existing assets and expertise to strengthen our competitive position. Our strategy is supported by our commitment to superior client service, operational excellence and market leadership. Key aspects of our strategy include the following:

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Expand Relationships with Existing Clients. We are focused on deepening and expanding relationships with our existing clients by delivering value in the form of reduced costs, improved customer relationships and enhanced revenue opportunities. Approximately 44% of our revenue in 2012 came from clients purchasing multiple service offerings from us. We seek out clients with plans for growth and expect to participate in that growth along with our clients. As we demonstrate the value that our services provide, often starting with a single service, we are frequently able to expand the size and scope of our client relationships.

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Develop New Client Relationships. We will continue to focus on building long-term client relationships across a wide range of industries to further diversify our revenue base. We target clients in industries in which we have expertise or other competitive advantages and an ability to deliver a wide range of solutions that have a meaningful impact on their business. By continuing to add new long-term client relationships in large and growing markets, we believe we enhance the stability and growth potential of our revenue base.

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Capitalize on Select Global Opportunities. In addition to expanding and enhancing our existing relationships domestically, we will selectively pursue new client opportunities globally. Our expertise in conferencing and collaboration services has allowed us to penetrate substantial new international markets. In 2012, 19% of our consolidated revenue was generated outside of the U.S. Given the attractive growth dynamics within Europe, Asia-Pacific, South America and Latin America, we intend to further grow our unified communications business in these regions. Our distribution capabilities, including over approximately 375 dedicated international Unified Communications sales personnel, provide us with the platform to drive incremental revenue opportunities.

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Continue to Enhance Leading Technology Capabilities. We believe our service offerings are enhanced by our superior technology capabilities and track record of innovation, and we will continue to target services where our reliability, scale and efficiencies enable us to solve our clients’ communications issues or enhance the results of their communications. In addition to strengthening our client relationships, we believe our focus on technology facilitates our ongoing evolution toward a diversified, predominantly platform-based and technology-driven operating model.

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Continue to Enhance Our Value Proposition Through Selective Acquisitions. Since our founding in 1986, we have completed 30 acquisitions of businesses and technologies with a total value of approximately $2.7 billion. We will continue to expand our suite of communication services across industries, geographies and end-markets. While we expect this will occur primarily through organic growth, we have and expect to continue to acquire assets and businesses that strengthen our value proposition to clients and drive value to us. We have developed an internal capability to source, evaluate and integrate acquisitions that we believe has created value for shareholders.

Sales and Marketing

Generally, our sales personnel target growth-oriented clients and selectively pursue those with whom we have the greatest opportunity for long-term success. Their goals are both to maximize our current client relationships and expand our client base. To accomplish these goals, we attempt to sell additional services to existing clients and to develop new relationships. We generally pay commissions to sales professionals on both new sales and incremental revenue generated from existing clients.

Unified Communications

For Conferencing and Collaboration Services, Event Services, IP-Based Unified Communications Solutions and Alerts and Notifications, we maintain a sales force of approximately 930 personnel that are trained to understand and respond to our clients’ needs.

Communication Services

We maintain approximately 62 sales and marketing personnel dedicated to our Emergency Communications Services, approximately 14 sales and marketing personnel dedicated to our Automated Call Processing, approximately 13 sales and marketing personnel dedicated to our Telephony / Interconnect Services and approximately 35 sales and marketing personnel dedicated to our Agent-Based Services.

Competition

Unified Communications

The Conferencing and Collaboration Services market is highly competitive. The principal competitive factors include, among others, range of service offerings, global capabilities, price and quality of service. Our principal competitors include AT&T, Verizon, PGi, BT Conferencing, NTT, Cisco Systems, Microsoft, IBM and other premise-based solution providers.

The Event Services market has advanced from traditional audio-centric, operator-assisted conferencing solutions to more dynamic, web-centered solutions such as webcasting platforms with video, and interactive, persistent virtual environments. As a result, the market remains highly competitive and fragmented with new entrants joining as technology evolves. The principal competitive factors of operator-assisted conferencing are reliability, ease of use, price and global support. Competitors in this market include BT Conferencing, PGi and Arkadin. The principal competitive factors of the webcasting market are reliability, functionality, price, mobility, customization, ease of use and options like self service and multicasting. Competitors in this market include ON24, Thomson Reuters, Sonic Foundry, TalkPoint and cross over into the webinar market with Adobe and WebEx. The principal competitive factors of the virtual events market are ease of use, self-service, branding, integration with other solutions and global support. Competitors in this market include INXPO, ON24 and 6Connex.

The IP-Based Unified Communications Solutions market is a highly competitive and growing market characterized by a large number of traditional carrier service providers entering the mid-market to enterprise market with proprietary versions of hosted or “cloud-based” unified communications service offerings, as well as smaller business-size competitors who compete more aggressively on price. The principal competitive factors include, among others, experience in implementing and designing enterprise level networks, on-demand and integrated hosted communications and collaboration platforms, expertise in integration of a broad variety of unified communications applications both in implementation and professional services consultation. Our principal competitors in this industry at the enterprise level include Cisco, Microsoft, AT&T, Verizon, BT, ShoreTel and Google for hosted services solutions and IBM, Hewlett-Packard, Verizon Business and regional integrated service vendors for professional services. We also face competition from clients who implement in-house solutions. The small to medium sized business market has hundreds of regional competitors with a few like XO Communications, 8x8 and M5 that compete on a national scale.

The Alerts and Notifications services market is highly competitive and fragmented, characterized by a large number of vertically focused competitors addressing specific industries, including healthcare, travel, education, credit collection and government. The principal competitive factors in alerts and notifications include, among others, industry-specific knowledge and service focus, reliability, scalability, ease of use and price. Competitors in this industry include Varolii, SoundBite Communications, PhoneTree and, in the medical and dental markets, Silverlink Communications, Patient Prompt and Sesame Communications. We also face competition from clients who implement in-house solutions.

Communication Services

The market for wireline and wireless emergency communications services is competitive. The principal competitive factors in wireline and wireless emergency communications are the effectiveness of existing infrastructure, scalability, reliability, ease of use, price, technical features, scope of product offerings, customer service and support, ease of technical migration, useful life of new technology and wireless support. Competitors in the incumbent local exchange carrier and competitive local exchange carrier markets generally include internally developed solutions, competitors in the wireless market include TeleCommunications Systems and competitors in the VoIP services market include inetwork, a division of Bandwidth.com, Inc. Competition in the public safety desktop market is driven by features functionality, ease of use, price, reliability, upgradability, capital replacement and upgrade policies and customer service and support. Competitors in this market include Cassidian Communications, EmergiTech and 911-Inc.

The principal competitive factors in the automated call processing market are scalability, flexibility, reliability, speed of implementing client applications and price of services. Competitors in this market are primarily premise-based services, but a group of hosted providers has recently emerged.

The principal competitive factors in the telephony / interconnect services market include network performance, ease and breadth of interconnections to carriers, pricing and the ability to support converging technologies (TDM to IP). Competitors in this market include Inteliquent (formerly Neutral Tandem) and Peerless Network along with CLECs.

The agent-based services market is highly competitive. The principal competitive factors in this market include, among others, quality of service, range of service offerings, flexibility and speed of implementing customized solutions to meet clients’ needs, capacity, industry-specific experience, technological expertise and price. In the agent-based customer services market, many clients retain multiple communication services providers, which exposes us to continuous competition in order to remain a preferred vendor. Competitors in the agent-based customer services industry include Convergys, TeleTech, Sykes, NCO, GC Services, Infosys Limited and Aegis Global. We also compete with the in-house operations of many of our existing and potential clients.

Our Clients

Our clients vary by business unit. We have a large and diverse client base for our Conferencing and Collaboration Services, ranging from small businesses to Fortune 100 clients, and operating in a wide range of industries, including telecommunications, retail, financial services, technology and healthcare. Our Alerts and Notifications business serves a large number of clients, who generally operate in specific industries such as medical and dental or transportation. Traditionally, our Emergency Communications clients have been incumbent local exchange carriers and competitive local exchange carriers. Our Automated Call Processing and Agent-Based Service businesses serve larger enterprise clients operating in a wide range of industries.

Although we serve many clients, we derive a significant portion of our revenue from relatively few clients. In 2012, our 100 largest clients represented approximately 57% of our revenue. No client represented more than 10% of our revenue in 2012.

Our Personnel

As of December 31, 2012, we had approximately 35,700 total employees, of which approximately 30,600 were employed in the Communication Services segment (including approximately 9,270 home-based, generally part-time employees), 4,500 were employed in the Unified Communications segment and approximately 600 were employed in corporate support functions. Of the total employees, approximately 10,000 were employed in management, staff and administrative positions, and approximately 6,800 were international employees.

Employees of our subsidiaries in France and Germany are represented by local works councils. Employees in France and certain other countries are also covered by the terms of industry-specific national collective agreements. Our employees are not represented by any labor organization in the United States. We believe that our relations with our employees and the labor organizations identified above are good.

Our Technology and Systems Development

Technology is critical to our business and we believe the scale and flexibility of our platform is a competitive strength. Our software and hardware systems, as well as our network infrastructure, are designed to offer high-quality, integrated solutions. We have made significant investments in reliable hardware systems and integrated commercially available software when appropriate. We currently have approximately 672,000 telephony ports to handle conference calls, alerts and notifications and customer service. These ports include approximately 384,000 IP ports, which we believe provide us with the only large-scale proprietary IP-based global conferencing platform deployed and in use today. Our technological platforms are designed to handle greater transaction volume than our competitors. Because our technology is client focused, we often rely on proprietary software systems developed internally to customize our services. As of December 31, 2012, we employed a staff of approximately 2,400 professionals in our information technology departments.

We recognize the importance of providing uninterrupted service for our clients. We have invested significant resources to develop, install and maintain facilities and systems that are designed to be highly reliable. Our facilities and systems are designed to maximize system availability and minimize the possibility of a service disruption.

We have network operations centers that operate 24 hours a day, seven days a week and use both internal and external systems to effectively operate our equipment, people and sites. We interface directly with telecommunications providers and have the ability to manage capacity in real time. Our network operations centers monitor the status of elements of our network on a real-time basis. All functions of our network operations centers have the ability to be managed at backup centers.

We rely on a combination of copyright, patent, trademark and trade secret laws, as well as on confidentiality procedures and non-compete agreements, to establish and protect our proprietary rights in each of our segments. We currently own approximately 213 registered patents and approximately 229 registered trademarks including several patents and trademarks that we obtained as part of our past acquisitions. Certain of our patents will expire in 2013. We do not expect these patent expirations to have a material adverse effect on our business. Trademarks continue as long as we actively use the mark. We have approximately 328 pending patent applications pertaining to technology relating to transaction processing, call center and agent management, data collection, reporting and verification, conferencing and credit card processing. New patents that are issued have a life of 20 years from the date the patent application is initially filed. We believe the existence of these patents and trademarks, along with our ongoing processes to add additional patents and trademarks to our portfolio, may be a barrier to entry for specific products and services we provide and may also be used for defensive purposes in certain litigation.

Our International Operations

In 2012, revenue attributed to foreign countries was approximately 19% of our consolidated revenue and long-lived assets attributed to foreign countries were approximately 9% of our total consolidated long-lived assets.

In 2012, our Unified Communications segment operated out of facilities in the U.S. and approximately 25 foreign jurisdictions in North and South America, Europe and Asia.

In 2012, our Communication Services segment operated facilities in the U.S., Canada, the Philippines, Mexico, Australia and Jamaica.

For additional information regarding our domestic and international revenues, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements included herewith.

Properties

We own our corporate headquarters facility in Omaha, Nebraska. We also own two other facilities in Omaha, Nebraska used for administrative activities. Our principal operating locations are noted below.

Operating Segment	Owned / Leased	Principal Activities	Number of States in Which Properties are Located	Number of Foreign Countries in Which Properties are Located
Unified Communications	Owned	Administration	3	—
Unified Communications	Owned	Production	1	—
Unified Communications	Leased	Administration / Sales	18	22
Unified Communications	Leased	Production	1	2
Communication Services	Owned	Administration	1	—
Communication Services	Owned	Production	3	—
Communication Services	Leased	Administration	9	1
Communication Services	Leased	Production	17	3

Unified Communications has locations in Australia, Belgium, Brazil, Canada, China, Denmark, Finland, France, Germany, Hong Kong, India, Israel, Italy, Japan, Korea, Malaysia, Mexico, Netherlands, New Zealand, Singapore, Spain, Sweden and the United Kingdom. Communication Services locations in foreign countries include Australia, Canada, Jamaica, Mexico and the Philippines.

We believe that our facilities are adequate for our current requirements and that additional space will be available as required. See Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus for information regarding our lease obligations.

Government Regulation

Privacy

The Unified Communications and Communication Services segments provide services to healthcare clients that, as providers of healthcare services, are considered “covered entities” under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). As covered entities, our clients must comply with standards for privacy, transaction and code sets, and data security. Under HIPAA, we are sometimes considered a “business associate,” which requires that we protect the security and privacy of “protected health information” provided to us by our clients. We have implemented HIPAA and Health Information Technology for Economic and Clinical Health Act (“HITECH”) compliance training and awareness programs for our healthcare services employees. We also have undertaken an ongoing process to test data security at all relevant levels. In addition, we have reviewed physical security at all healthcare operation centers and have implemented systems to control access to all work areas.

In addition to healthcare information, our databases contain personal data of our customers and clients’ customers, including credit card and other personal information. Federal law requires protection of Customer Proprietary Network Information (“CPNI”) applicable to our clients. Federal and state laws in the U.S. as well as those in the European Union require notification to consumers in the event of a security breach in or at our systems if the consumers’ personal information may have been compromised as a result of the breach. We have implemented processes and procedures to reduce the risk of security breaches, and have prepared plans to comply with these notification rules should a breach occur.

Telecommunications

Our wholly-owned subsidiary, Intrado Inc. and certain of its affiliates (collectively, “Intrado”), are subject to various regulations as a result of their status as a regulated competitive local exchange carrier, and/or an emergency services provider, and/or an inter-exchange carrier, including state utility commissions regulations and Federal Communications Commission (the “FCC”) regulations adopted under the Telecommunications Act of 1996, as amended. Also, under the New and Emerging Technologies 911 Improvement Act of 2008 (NET911 Act, P.L. 11-283, 47 U.S.C. 609) and its attendant FCC regulations (WC Docket No. 08-171, Report and Order dated October 21, 2008), Intrado® is required to provide access to VoIP telephony providers certain 9-1-1 and Enhanced, or E9-1-1, elements.

The market in which Intrado operates may also be influenced by legislation, regulation, and judicial or administrative determinations which seek to promote a national broadband plan, a nationwide public safety network, next generation services, and/or competition in local telephone markets, including 9-1-1 service as a part of local exchange service, or seek to modify the Universal Service Fund (“USF”) program.

Through our wholly owned subsidiary West IP Communications, Inc. (formerly known as Smoothstone IP Communications Corporation) (“WIPC”), we provide interconnected VoIP services, which are subject to certain requirements imposed by the FCC, including without limitation, obligations to provide access to 9-1-1, pay federal universal service fees and protect customer proprietary network information CPNI, even though the FCC has not classified interconnected VoIP services as telecommunications services. The regulatory requirements applicable to WIPC’s VoIP services could change if the FCC determines the services to be telecommunications services regulated under Part II of the Communications Act.

Federal laws regulating the provision of traditional telecommunications services may adversely impact our conferencing business. Our conferencing business has submitted forms to the Universal Service Administrative Company (“USAC”) and paid federal USF and similar fees since August 1, 2008 based on our good faith interpretation of the revenue reporting requirements and classification of our services. To the extent that USAC or the FCC disagrees with the methodology or classification of our services, InterCall may be subject to additional costs and obligations applicable to more traditional telecommunications service providers.

On March 23, 2012, we completed the acquisition of HyperCube, a telecommunications carrier and provider of switching services throughout the United States. HyperCube routes communications traffic to all other carriers, including wireless, wireline, cable telephony and VoIP companies. HyperCube Telecom, LLC, a wholly-owned subsidiary of HyperCube, has obtained licenses to offer telecommunications services from the FCC and authorization to offer facilities-based and resold telecommunications services from Public Utility Commissions (“PUCs”) in 45 states and the District of Columbia.

The FCC exercises regulatory authority over the pricing of the tandem transit and access services offered by HyperCube. On November 18, 2011, the FCC released a Report and Order and Further Notice of Proposed Rulemaking, FCC Release No. 11-161 (“FCC Order”), that comprehensively reforms the system under which regulated service providers compensate each other for the termination of interstate, intrastate, and local traffic. The FCC adopted bill-and-keep as the ultimate uniform, national methodology for all terminating telecommunications traffic exchanged with a local exchange carrier. Under bill-and-keep, the rate for exchanging terminating traffic is zero and terminating carriers look to their subscribers to cover the costs of providing termination services. The FCC Order did not address rate levels for tandem transit services.

The rules adopted by the FCC provide for a multi-year transition to a national uniform bill-and-keep framework. Carriers were required to cap most terminating interstate and intrastate intercarrier compensation rate elements as of December 29, 2011. To reduce the disparity between intrastate and interstate terminating end office rates, carriers were required to bring intrastate rates, where they were higher than interstate rates, to the level of interstate rates in two steps, the first by July 1, 2012, and the second by July 1, 2013. Thereafter, carriers such as HyperCube must reduce their interstate and intrastate termination and transport rates to bill-and-keep by July 2018.

As part of the transition of the intercarrier compensation system to bill-and-keep, the FCC also established in the FCC Order a prospective intercarrier compensation framework for traffic exchanged over public switched telephone network facilities that originates and/or terminates in IP format (“VoIP-PSTN traffic”). The FCC found that where a providers’ interconnection agreement does not address the appropriate rate for such traffic, the default intercarrier compensation rate for all toll terminating and originating VoIP-PSTN traffic would be equal to interstate access rates, while the default intercarrier compensation rate for other VoIP-PSTN traffic would be the otherwise-applicable reciprocal compensation rates. To collect the compensation for originating or terminating VoIP-PSTN traffic in IP traffic, a local exchange carrier, or its VoIP provider partner, must perform functions functionally equivalent to the switched access functions of non-VoIP-PSTN traffic performed by local exchange carriers. The FCC also addressed intercarrier compensation between wireline carriers and wireless providers in the FCC Order. Among other things, the FCC adopted bill-and-keep as the default methodology for all non-access traffic between wireless and wireline providers.

In the Further Notice of Proposed Rulemaking adopted as part of the FCC Order, the FCC sought comment on the appropriate transition and recovery mechanism for the rate elements not reduced as part of the FCC Order, including originating access (including originating charges for 8YY traffic) and certain common and dedicated transport. The FCC also sought comment on the appropriate policy framework for IP-to-IP interconnection. We cannot predict the timing or outcome of these proposals.

Several states, industry groups, and other telecommunications carriers filed petitions for reconsideration with the FCC as well as petitions for review of the FCC Order in federal courts. The cases are consolidated for review before the US Court of Appeals for the 10th Circuit. The outcome of these petitions is unpredictable. On December 23, 2011, on its own motion, the FCC modified two aspects of the FCC Order, one of which impacts intercarrier compensation. The FCC determined that intercarrier compensation for local traffic exchanged between wireline and wireless carriers pursuant to an interconnection agreement in effect as of the adoption date of the FCC Order became subject to a default bill-and-keep methodology on July 1, 2012, rather than on December 29, 2011.

On April 25, 2012, the Commission issued a reconsideration of the FCC Order and revised the rate that local exchange carriers could recover for originating intrastate toll VoIP-PSTN traffic (regardless of whether the traffic originated and/or terminated in IP format). Specifically, the FCC directed that through June 30, 2014, for intrastate toll originating VoIP-PSTN traffic, local exchange carriers will be permitted to tariff default access rates for such traffic equal to their then current intrastate originating switched access rates, absent a contract setting a different rate. On and after July 1, 2014, local exchange carriers will be permitted to tariff default access rates for such traffic equal to their then current interstate originating switched access rates.

There are initiatives in several state legislatures to lower intrastate access rates, aligning them with interstate rates, some of which may be affected by the FCC Order. Depending on whether we are a net collector or a net payer of any adjusted rate, such rate adjustments could have a negative effect on us.

Under the Twenty-First Century Communications and Video Accessibility Act (“CVAA”) and the FCC’s implementing rules, providers of advanced communications services will face new requirements to make their services accessible to persons with disabilities. These new obligations require that providers of electronic messaging, chat, non-interconnected VoIP and “interoperable video conferencing” must make their products and services accessible to persons with disabilities unless it is not “achievable” to do so. The CVAA and its rules also impose stringent record-keeping and annual reporting obligations on advanced communications services and on telecommunications and VoIP services previously subject to a different disabilities access standard. These new requirements could impact a variety of services we offer, and could require modifications to our services and/or increase the cost of providing affected services.

Any changes to these legal requirements, including those caused by the adoption of new laws and regulations or by legal challenges, could have a material adverse effect upon the market for our services and products. Any delays in implementation of the regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

Debt Collection and Credit Reporting

The receivable management business is regulated both at the federal and state level. The Federal Trade Commission (“FTC”) has the authority to investigate consumer complaints against debt collectors and to recommend enforcement actions and seek monetary penalties. In addition, a new Consumer Financial Protection Bureau (“CFPB”) was formed as part of the recently enacted Dodd-Frank Financial Reform Act. The CFPB has authority to regulate and bring enforcement actions against various types of financial service businesses including collection agencies. Despite the creation of this new agency, none of the enforcement authority was taken from the FTC, meaning that these two government agencies will have dual enforcement authority over the debt collection industry. We expect the CFPB will initiate rulemaking with respect to new regulations that may impact the collection business. The Federal Fair Debt Collection Practices Act (“FDCPA”) establishes specific guidelines and procedures that debt collectors must follow in communicating with consumer debtors, including:

•	time, place and manner of communications;

•	prohibition of harassment or abuse by debt collectors;

•	restrictions on communications with third parties and specific procedures to be followed when communicating with third parties to obtain a consumer debtor’s location information;

•	notice and disclosure requirements; and

•	prohibition of unfair or misleading representations by debt collectors.

Our collection business is also subject to the Fair Credit Reporting Act (“FCRA”), which regulates consumer credit reporting. Under the FCRA, liability may be imposed on furnishers of data to credit reporting agencies to the extent that adverse credit information reported is false or inaccurate. In addition, the Telephone Consumer Protection Act (“TCPA”), which was originally intended to regulate the telemarketing industry, contains certain provisions that also impact the collection industry. Most significantly, the TCPA prohibits the use of automated dialers to call cellular telephones without consent of the consumer and the potential liability for violations of this provision is substantial.

At the state level, most states require that debt collectors be licensed or registered, hold a certificate of authority and/or be bonded. To qualify for such a license or registration, the debt collector may be required to satisfy minimum capital requirements. Due in part to the 2006 Recapitalization, we and our debt collection subsidiary have been required to make special arrangements with state regulators to obtain licensure. Failure to comply with license requirements may subject the debt collector to penalties and/or fines. In addition, state licensing authorities, as well as state consumer protection agencies in many cases, have the authority to investigate debtor complaints against debt collectors and to recommend enforcement actions and seek monetary penalties against debt collectors for violations of state or federal laws.

In addition to complying with the foregoing federal and state laws, in March 2011, West’s debt collection operations entered into a Stipulated Order (“Order”) as part of a settlement agreement that was negotiated with the FTC staff after a lengthy investigation. That Order requires us to comply with the FDCPA and the Federal Trade Commission Act, which will not require any procedural changes; however, violations of either law would subject the Company to a contempt action brought by the FTC in addition to the civil penalties available to private litigants. Further, the Order requires that all current employees and any new employee hired over the next five years be provided with a copy of the Order and a short statement regarding their compliance obligations. The Company is also required to maintain certain types of information and data that is subject to audit and inspection by the FTC over periods ranging from three to six years. Finally, we are required to include a new disclosure on all written communications to consumers that directs them to call a toll free number if they have a complaint regarding the manner in which their account was handled.

Teleservices

Teleservices sales practices are regulated at both the federal and state level. The TCPA, enacted in 1991, authorized and directed the FCC to regulate the telemarketing industry. The FCC set forth rules to implement the TCPA. These rules, which have been amended over time, currently place restrictions on the methods and timing of telemarketing sales calls as well as certain calling practices utilized in the accounts receivable management business, including:

•	restrictions on calls placed by automatic dialing and announcing devices;

•	limitations on the use of predictive dialers for outbound calls;

•	institution of a National “Do-Not-Call” Registry in conjunction with the FTC;

•	guidelines on maintaining an internal “Do-Not-Call” list and honoring “Do-Not-Call” requests;

•	requirements for transmitting caller identification information; and

•	restrictions on facsimile advertising.

The Federal Telemarketing Consumer Fraud and Abuse Act of 1994 authorized the FTC to issue regulations designed to prevent deceptive and abusive telemarketing acts and practices. The FTC’s Telemarketing Sales Rule (“TSR”) became effective in January 1996 and has been amended over time. The TSR applies to most outbound telemarketing calls to consumers and portions of some inbound telemarketing calls. The TSR generally:

•	prohibits a variety of deceptive, unfair or abusive practices in telemarketing sales;

•	subjects a portion of inbound calls to additional disclosure requirements;

•	prohibits the disclosure or receipt, for consideration, of unencrypted consumer account numbers for use in telemarketing;

•	mandates additional disclosure statements relating to certain products or services, and certain types of offers, especially those involving negative option features;

•

establishes additional authorization requirements for payment methods that do not have consumer protections comparable to those available under the Electronic Funds Transfer Act or the Truth in Lending Act, or for telemarketing transactions involving pre-acquired account information and free-to-pay conversion offers;

•	institutes a National “Do-Not-Call” Registry;

•	provides guidelines on maintaining an internal “Do-Not-Call” list and honoring “Do-Not-Call” requests;

•	limits the use of predictive dialers for outbound calls; and

•	restricts the use of pre-recorded message telemarketing calls.

In 2012, the FCC modified its TCPA rules in several respects. The new requirements include new obligations to obtain express written consent to use predictive dialers or pre-recorded messages for outbound telemarketing calls, strengthened call abandonment measurements and an obligation to provide “opt-out” options on outbound pre-recorded messages. These new requirements will phase in over 2013.

In addition to the federal regulations, there are numerous state statutes and regulations governing telemarketing activities. These include restrictions on the methods and timing of telemarketing calls as well as disclosures required to be made during telemarketing calls and individual state “Do-Not-Call” registries. Some states also require that telemarketers register in the state before conducting telemarketing business in the state. Such registration can be time consuming and costly. Many states have an exemption for companies which have securities that are listed on a national securities exchange. As a result of the Recapitalization in 2006, our securities are no longer listed on a national securities exchange, and we are therefore unable to avail ourselves of the exemption from state telemarketer registration requirements. In addition, employees who are involved in certain industry-specific sales activity, such as activity regarding insurance or mortgage loans, are required to be licensed by various state commissions or regulatory bodies and to comply with regulations enacted by those bodies.

The industries that we serve are also subject to varying degrees of government regulation, including laws and regulations, relating to contracting with the government and data security. We are subject to some of the laws and regulations associated with government contracting as a result of our contracts with our clients and also as a result of contracting directly with the U.S. government and its agencies.

With respect to marketing scripts, we rely on our clients and their advisors to develop the scripts to be used by us in making consumer solicitation, on behalf of our clients. We generally require our clients to indemnify us against claims and expenses arising with respect to the scripts and products which they provide to us.

We specifically train our marketing representatives to handle calls in an approved manner. While we believe we are in compliance in all material respects with all federal and state telemarketing regulations, compliance with all such requirements is costly and time consuming. In addition, notwithstanding our compliance efforts, any failure on our part to comply with the registration and other legal requirements applicable to companies engaged in telemarketing activities could have an adverse impact on our business. We could become subject to litigation by private parties and governmental bodies, alleging a violation of applicable laws or regulations, which could result in damages, regulatory fines, penalties and possible other relief under such laws and regulations and the accompanying costs and uncertainties of such litigation and enforcement actions.

MANAGEMENT

Prior to the consummation of this offering, we anticipate nominating one or more independent directors to join our Board effective immediately upon the consummation of this offering.

Board of Directors

As of December 31, 2012, our board of directors was composed of four outside directors and our Chief Executive Officer. Each director is elected to a term of three years. The following table sets forth information regarding the directors and director nominees as of December 31, 2012:

Name	Age	Position
Thomas B. Barker	58	Chairman of the Board, Chief Executive Officer and Director
Anthony J. DiNovi	50	Director
Steven G. Felsher	63	Director
Laura A. Grattan	31	Director
Soren L. Oberg	42	Director
Gregory T. Sloma(1)	61	Director Nominee
Paul R. Garcia(1)	60	Director Nominee

(1)	Messrs. Sloma and Garcia will join our board of directors immediately upon the consummation of this offering.

The following biographies describe the business experience of each director or director nominee:

Thomas B. Barker is the Chairman of the Board and Chief Executive Officer of West Corporation. Mr. Barker joined West Corporation in 1991 as Executive Vice President of West Interactive Corporation. He was promoted to President and Chief Operating Officer of West Corporation in March 1995. He was promoted to President and Chief Executive Officer of the Company in September of 1998 and served as our President until January 2004. Mr. Barker has been a director of the Company since 1997 and Chairman of the Board since March 2008. Mr. Barker is the only director who is also a manager of the Company. Mr. Barker provides insight from his 21 year tenure at West, including 14 years as Chief Executive Officer. His many years of experience running the Company provide an in-depth understanding of the Company’s history and complexity and add a valuable perspective for Board decision making.

Anthony J. DiNovi is Co-President of Thomas H. Lee Partners, L.P. (“THL”). Mr. DiNovi joined THL in 1988. Mr. DiNovi is currently a director of Dunkin’ Brands Group, Inc. Within the last five years, Mr. DiNovi formerly served on the boards of Michael Foods, Inc., American Media Operations, Inc., Vertis, Inc. and Nortek, Inc. Mr. DiNovi has been director of the Company since 2006 and was Chairman of the Board from October 2006 until March 2008. Mr. DiNovi was selected as a director because of his experience addressing financial, strategic and operating issues as a senior executive of a financial services firm and as a director of several companies in various industries.

Steven G. Felsher is a Senior Advisor at Quadrangle Group LLC. Prior to joining Quadrangle Group LLC in January of 2011, Mr. Felsher was until 2007 the Vice Chairman and Chief Financial Officer-Worldwide of Grey Global Group Inc., a publicly-traded, global marketing services company, and was responsible for its integration into WPP Group plc following WPP Group’s acquisition of Grey in March 2005. Mr. Felsher joined Grey in 1979 as a Vice President, became Senior Vice President in 1986, and Chief Financial Officer in 1989. He headed Grey’s Legal Affairs department from 1979 to 1989. Mr. Felsher is a director of LUMOS Networks, as well as a number of private corporations. Within the last five years, Mr. Felsher formerly served on the board of directors of Kit Digital, Inc. and NTELOS Holdings Corp. Mr. Felsher brings to the Board his experience as a senior executive with particular skills in finance, administration, governance, and other aspects of public and private company management. Mr. Felsher joined the Board in 2011.

Soren L. Oberg is a Managing Director of THL. Mr. Oberg worked at THL from 1993 to 1996 and rejoined in 1998. Mr. Oberg is currently a director of Ceridian Corporation, Grupo Corporativo Ono, S.A and Systems Maintenance Services, Inc. Within the last five years, Mr. Oberg formerly served on the boards of American Media Operations, Inc., Vertis, Inc. and various private companies. Mr. Oberg has been a director of the Company since 2006. Mr. Oberg was selected as a director because of his experience addressing financial, strategic and operating issues as a senior executive of a financial services firm and as a director of several companies in various industries.

Laura A. Grattan is a Principal at THL. Ms. Grattan worked at THL from 2005 to 2007 as an Associate and then returned in 2009 as a Vice President and in 2013 became a Principal. In addition to West Corporation, Ms. Grattan is a director of inVentiv Group Holdings, Inc. Ms. Grattan joined the Board in October 2012. Ms. Grattan was selected as a director because of her experience addressing financial, strategic and operating issues as an executive of a financial services firm and as a director of several companies in various industries.

Gregory T. Sloma is a business, financial and tax advisor to private companies. Mr. Sloma is also a board member and Chairman of the Audit Committee of Financial Transaction Network, Inc., a private company which designs, develops and manages scalable, customized solutions that incorporate check scanning, ACH processing, card processing and ID verification on a single, managed platform. From July 2001 to January 2004, Mr. Sloma was Vice Chairman and Director of Mergers & Acquisitions of Data Transmission Network Corporation (“DTN”), an Omaha-based provider of electronic information and communication services. Prior to holding this position, Mr. Sloma served as DTN’s President and Chief Executive Officer. He was an employee of DTN since April 1993, holding the positions of President and Chief Operating Officer, Executive Vice President and Chief Financial Officer and Executive Vice President and Chief Operating Officer. In September 2003, DTN filed for bankruptcy under Chapter 11 of Title 11 of the U.S. bankruptcy code. DTN emerged from bankruptcy on October 31, 2004. Upon emergence, DTN’s banks become the owners of DTN. Prior to joining DTN, Mr. Sloma was a partner at Deloitte & Touche LLP specializing in tax consulting. Mr. Sloma was nominated to serve as a director immediately following this offering because of his extensive experience and expertise in financial and accounting matters, as well as his experience as a member of our audit committee prior to our recapitalization in 2006. Mr. Sloma will join our board of directors effective immediately upon the consummation of this offering.

Paul R. Garcia is Chairman of the Board of Global Payments Inc. and has been its Director and Chief Executive Officer since February 2001. Mr. Garcia was also the Chief Executive Officer of NDC eCommerce, a division of National Data Corporation from July 1999 to January 2001. Mr. Garcia was President and Chief Executive Officer of Productivity Point International from March 1997 to September 1998, Group President of First Data Card Services from 1995 to 1997, Chief Executive Officer of National Bancard Corporation from 1989 to 1995 and has been a Director of Dun & Bradstreet Corp since May 2012. Mr. Garcia was nominated to serve as a director immediately following the closing of this offering because of his experience as a Chief Executive Officer of a publicly traded company and extensive knowledge of and experience in the platform-based payment services and financial services industries. Mr. Garcia will join our board of directors effective immediately upon the consummation of this offering.

Executive Officers of the Registrant

Our executive officers at December 31, 2012 were as follows:

Name	Age	Position
Thomas B. Barker	58	Chairman of the Board and Chief Executive Officer
Nancee R. Berger	52	President and Chief Operating Officer
Rod J. Kempkes	47	Chief Administrative Officer
Paul M. Mendlik	59	Chief Financial Officer and Treasurer
David C. Mussman	52	Executive Vice President, Secretary and General Counsel
Steven M. Stangl	54	President—Communication Services
Todd B. Strubbe	49	President—Unified Communications
David J. Treinen	55	Executive Vice President—Corporate Development and Planning

Thomas B. Barker is the Chairman of the Board and Chief Executive Officer of West Corporation. Mr. Barker joined West Corporation in 1991 as Executive Vice President of West Interactive Corporation. He was promoted to President and Chief Operating Officer of West Corporation in March 1995. He was promoted to President and Chief Executive Officer of the Company in September of 1998 and served as our President until January 2004. Mr. Barker has been a director of the Company since 1997 and Chairman of the Board since March 2008.

Nancee R. Berger joined West Interactive Corporation in 1989 as Manager of Client Services. Ms. Berger was promoted to Vice President of West Interactive Corporation in May 1994. She was promoted to Executive Vice President of West Interactive Corporation in March 1995 and to President of West Interactive Corporation in October 1996. She was promoted to Chief Operating Officer in September 1998 and to President and Chief Operating Officer in January 2004.

Rod J. Kempkes joined West in 1989 as part of the finance group. Throughout his tenure at West, Mr. Kempkes has held various executive roles, most recently as President of West Direct Inc. from March 2009 until May 2012. Effective July 2012, Mr. Kempkes was promoted to the position of Chief Administrative Officer.

Paul M. Mendlik joined us in 2002 as Chief Financial Officer & Treasurer. Prior to joining us, he was a partner in the accounting firm of Deloitte & Touche LLP from 1984 to 2002.

David C. Mussman joined West Corporation in January 1999 as Vice President and General Counsel and was promoted to Executive Vice President in 2001. Prior to joining us, he was a partner at the law firm of Erickson & Sederstrom. In 2006, Mr. Mussman became Secretary of the Company.

Steven M. Stangl joined West Interactive Corporation in 1993 as Controller. In 1998, Mr. Stangl was promoted to President of West Interactive Corporation. In January 2004, Mr. Stangl was promoted to President, Communication Services.

Todd B. Strubbe rejoined us in September 2009 as President—Unified Communications. He had previously held the positions of President of West Direct, Inc. and President of West Interactive Corporation between July 2001 and August 2006. Mr. Strubbe served as President, First Data Debit Services in 2006 and 2007. He founded and was Managing Partner of Arbor Capital, LLC during 2008 and 2009. Prior to joining us in 2001, he was President and Chief Operating Officer of CompuBank, N.A. He was with First Data Corporation from 1995 to 2000 as Managing Director, Systems Architecture and Product Development and Vice President of Corporate Planning and Development. Prior to joining First Data, Mr. Strubbe was with McKinsey & Company, Inc.

David J. Treinen joined us in 2007 as Executive Vice President, Corporate Development and Planning. Prior to joining West Corporation, he served as Executive Vice President, Corporate Development and Strategy for First Data Corporation from September 2006 until September 2007. Prior to that assignment Mr. Treinen held a number of responsibilities with First Data Corporation including Senior Vice President from February 2006 to August 2006, President of First Data Government Solutions from April 2004 to January 2006 and Managing Director of eONE Global, a First Data Corporation subsidiary, from November 2000 through March 2004.

Composition of our Board of Directors

Upon the consummation of this offering, the terms of office of members of our board of directors will be divided into three classes:

•	Class I directors, whose terms will expire at the annual meeting of stockholders to be held in 2014;

•	Class II directors, whose terms will expire at the annual meeting of stockholders to be held in 2015; and

•	Class III directors, whose terms will expire at the annual meeting of stockholders to be held in 2016.

Our Class I directors will be Messrs. Barker and DiNovi, our Class II directors will be Messrs. Felsher and Oberg, and our Class III directors will be Ms. Grattan and Messrs. Sloma and Garcia. At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election. Any vacancies in our classified board of directors will be filled by the remaining directors and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Prior to the completion of this offering, our board of directors will make a final determination with respect to the independence of the existing and new members of the Board by reference to the standards of the Nasdaq Global Select Market. A company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is considered a “controlled company” under the Nasdaq Marketplace Rules. We intend to avail ourselves of the “controlled company” exception under the Nasdaq Marketplace Rules. Accordingly, we will not have a majority of independent directors on our board of directors. Immediately following the completion of this offering, we expect that at least one member of our board of directors will be independent, as permitted by the applicable Nasdaq Marketplace Rules. Within one year following the completion of this offering, the board of directors will include three independent directors under the applicable Nasdaq Marketplace Rules.

Board Structure and Committee Composition

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the closing of this offering.

Since we intend to avail ourselves of the “controlled company” exception under the Nasdaq Marketplace Rules, neither our compensation committee nor our nominating and corporate governance committee will be composed entirely of independent directors as defined under the Nasdaq Marketplace Rules. The controlled company exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq Marketplace Rules, which require that our audit committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.

Audit Committee

The purpose of the audit committee is set forth in the audit committee charter. The committee’s primary duties and responsibilities are to:

•

Appoint, compensate, retain and oversee the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and review and appraise the audit efforts of the Company’s independent accountants;

•

Establish procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (ii) confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;

•	Engage independent counsel and other advisers, as necessary;

•	Determine funding of various services provided by accountants or advisers retained by the committee;

•	Review our financial reporting processes and internal controls;

•	Review and approve related-party transactions or recommend related-party transactions for review by independent members of our board of directors; and

•	Provide an open avenue of communication among the independent accountants, financial and senior management and the board.

Upon completion of this offering, the audit committee will consist of Messrs. Sloma (Chair), Felsher and Garcia and will have at least two independent directors, namely Messrs. Sloma and Garcia and at least one audit committee financial expert, namely Mr. Sloma. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the Nasdaq Global Select Market, will be available on our web site.

Compensation Committee

The purpose of the compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our directors and executive officers. The compensation committee reviews and recommends to our board of directors compensation plans, policies and programs and approves specific compensation levels for all executive officers. Upon completion of this offering, the compensation committee will consist of Messrs. DiNovi (Chair) and Oberg and will have no independent director. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the Nasdaq Global Select Market, will be available on our website.

Nominating and Governance Committee

Upon completion of this offering, the nominating and governance committee of our board of directors will consist of Mr. Oberg (Chair) and Ms. Grattan and will have no independent director. The nominating and governance committee will be responsible for recruiting and retention of qualified persons to serve on our board of directors, including proposing such individuals to the board of directors for nomination for election as directors, for evaluating the performance, size and composition of the board of directors and for oversight of our compliance activities. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the nominating and governance committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the Nasdaq Global Select Market, will be available on our website.

Code of Ethics

We have adopted a code of ethical conduct for directors and all employees of the Company. Our Code of Ethical Business Conduct is located in the “Financial Information” section of our website at www.west.com. To the extent permitted, we intend to post on our web site any amendments to, or waivers from, our Code of Ethical Business Conduct that are required to be disclosed pursuant to SEC rules within four business days of the amendment or waiver, as the case may be.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives

The objectives of our executive compensation plans are to recruit, retain and motivate the most talented individuals available to meet or exceed our business objectives.

Our compensation plans are designed to reward executives for achievement of objective financial goals related to the executives’ scope of responsibility that, in the aggregate, comprise our business objectives. The objective financial goals vary between reporting segments and among departments within those segments as well as among different corporate functions. The purpose of our compensation plans is to tailor executive compensation to the particular objective financial goals that the individual can most control as well as those goals that, if achieved, will have the greatest positive impact on our business objectives.

The compensation committee, which in 2012 consisted of Mr. Barker and Mr. DiNovi, determines the annual base salary and bonuses of executives based upon recommendations from Mr. Barker. During several meetings of the compensation committee, Mr. Barker, the CEO, presented his evaluation of each executive and recommended the 2012 annual base salary and bonuses for each executive, excluding himself. In making his recommendations, Mr. Barker solicited information and recommendations on each executive’s duties, responsibilities, business goals, objectives and upcoming challenges of the business from Mr. Mendlik, the CFO, and Ms. Berger, the President and COO. As part of the discussions during the compensation committee meetings, the compensation committee considered, among other factors, our ability to replace the executive in the event of the executive’s departure, the executive’s responsibilities, the size of the organization (including number of employees, revenue and profitability) under the executive’s control, the amount received by others in relatively similar positions within the Company, the executive’s title and the period of time since the executive’s targeted annual compensation was last changed. The compensation committee approved final annual base salary and bonus recommendations at the compensation committee’s February 13, 2012 meeting. These recommendations were consistent with Mr. Barker’s recommendations, with changes based on the discussions between Mr. DiNovi and Mr. Barker. Mr. Barker is not involved in the setting of his compensation levels, but rather Mr. DiNovi considers and determines Mr. Barker’s compensation independently.

Compensation Elements

Base Salary and Bonuses

We primarily rely upon cash compensation to achieve quarterly and annual objective financial goals. We believe that a market-competitive annual salary, supplemented with performance-based cash bonuses, provides the basis for recruiting and retaining talented individuals who have the ability and motivation to achieve our objective financial goals. Each executive receives a portion of his or her projected annual cash bonus quarterly if we meet or exceed objective financial goals for the quarter. The methodology for determining bonuses is set forth below.

Executive performance is not considered in determining annual salary. Rather, annual salary is designed to provide adequate compensation to recruit and retain talented individuals that have the ability and desire to achieve the objective financial goals that ultimately determine annual bonuses and long-term compensation awarded to the named executive officers.

Recommendations for each named executive officer’s base salary and target bonus are provided to the compensation committee by our CEO annually, as described above under “—Objectives.” Factors considered by Mr. Barker in making such recommendations include:

•	A review of the scope of responsibilities of the executive compared to what was required of him or her in the previous year;

•	Assignment of financial and operational targets related to specific business objectives;

•	The qualitative analysis and recommendations of the CFO and COO; and

•	Time since targeted annual compensation was last changed.

After Mr. Barker reviews the goals and objectives for the executives for the upcoming year, the expected duties, expected contribution of the relevant business unit to our profitability, the recommendations of the CFO and COO and the time since the last change in targeted annual compensation, he recommends a targeted compensation amount to Mr. DiNovi. These recommendations are discussed with Mr. DiNovi and are approved by the compensation committee. Mr. DiNovi considers Mr. Barker’s compensation independently. Mr. DiNovi did not undertake a formal benchmarking process to evaluate Mr. Barker’s 2012 compensation. The percentage of compensation derived from base salary generally declines as the executive’s position or responsibilities within our Company grow.

Our goal is to reward the achievement of objective financial goals and assumption of additional responsibilities. The compensation committee makes a qualitative analysis of these items as well as the potential impact the success or failure of the executive with respect to these items will have on us. We also recognize that many of our executives have opportunities for alternative employment and aim to establish salary and bonus packages that are competitive with such alternatives. In determining the differences among the executives’ compensation in 2012, the committee relied on Mr. Barker’s qualitative analysis of the factors described above. Of particular significance were Mr. Barker’s assessments of (i) the relative contribution by each officer to the achievement of key financial objectives, including revenue growth, expense management and profitability, (ii) the challenges faced by each officer as a result of market conditions, including both the competitive market dynamics for the Company’s service offerings as well as the macroeconomic environment, and (iii) the role each officer played in the identification, evaluation, execution and integration of acquisition opportunities and the success of each officer in achieving financial results for such acquisitions.

In evaluating these considerations, the compensation committee determined that it would be appropriate to increase the base salary for Mr. Barker from $900,000 to $1,000,000 effective July 1, 2012, for Ms. Berger from $600,000 to $660,000 effective July 1 2012, and for Mr. Mendlik from $450,000 to $480,000 effective January 1, 2012, as their respective base salaries had remained unchanged since 2008.

2012 Annual Cash Bonuses

We primarily rely upon cash bonuses, paid quarterly and annually based upon annual objective financial goals, to compensate employees for annual performance. We have designed our cash bonuses to represent a significant portion of the targeted total annual cash compensation of our named executive officers. We pay performance-based bonuses only upon the achievement of pre-determined objective financial goals. Historically, the more senior the executive position in West, the greater percent of that executive’s target annual compensation consists of targeted bonuses versus salary.

To timely reward executives, we pay a portion of the projected annual cash bonuses on a quarterly basis provided the pre-determined objective financial goals were met for that quarter and the annual objectives are projected to be met. We retain 25% of the quarterly bonuses, and pay such holdback in February of the following year provided the annual objective financial goals are met. In the event the annual objective financial goals are not met, we retain the option to require repayment or to offset any pro-rata quarterly portion of the bonus that was paid in anticipation of meeting the annual objective financial goals against future earned bonuses.

The compensation committee approves our objective financial goals and then approves compensation packages with performance-based financial measurements that the compensation committee believes will adequately motivate the executives to meet those goals. For 2012, the objective financial measurements approved by the compensation committee for the named executive officers were EBITDA and net operating income. For purposes of bonus calculations in 2012, EBITDA was defined as earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted as described in the reconciliation below for share-based compensation expenses incurred with respect to dividend equivalent payments under the Company’s deferred compensation plan, share-based compensation expense recorded for adjustments to stock options in connection with the Company’s August 2012 dividend, expenses associated with a litigation settlement, certain corporate transaction and proposed offering expenses, the benefit recorded with respect to an acquisition earn-out reversal and dividend related expenses. For Mr. Barker, Ms. Berger and Mr. Mendlik, who are in positions with general management responsibility for the Company as a whole, the compensation committee viewed EBITDA, as adjusted, as the best performance metric to be used to determine annual performance bonuses. The 2012 annual bonus plan design for these three named executive officers was intended to provide for increased cash compensation to align with the Company’s EBITDA growth. The 2012 bonus for Mr. Barker, Ms. Berger and Mr. Mendlik was earned in three tranches. Tranche 1 of the annual bonus was earned for performance which maintained prior year performance, while Tranche 2 rewarded performance at levels above the prior year’s performance but within the Company’s projected growth rate and Tranche 3 rewarded performance in excess of the Company’s projected growth rate. As further described below, for Mr. Stangl and Mr. Strubbe, who lead the Company’s Communication Services and Unified Communication segments, respectively, their performance bonuses were determined by a combination of the net operating income of their respective segments, and, to reflect the contribution of their respective segments to the overall performance of the Company, a smaller component related to achievement of the Company’s adjusted EBITDA guidance.

Annual Bonuses for Barker, Berger and Mendlik

As noted above, Mr. Barker, Ms. Berger and Mr. Mendlik each earned a 2012 performance bonus based on the Company’s EBITDA performance. Tranche 1 was earned by Mr. Barker, Ms. Berger and Mr. Mendlik at the rate of $1,492, $1,044 and $336, respectively, for each million dollars of EBITDA up to the amount of the Company’s 2011 EBITDA, subject to a maximum Tranche 1 bonus level noted in the table below. Tranche 2 was earned by Mr. Barker, Ms. Berger and Mr. Mendlik at a rate of $59,524, $41,667, and $13,393, respectively, for each million dollars of EBITDA in excess of our 2011 EBITDA up to $687.1 million of EBITDA, subject to a maximum Tranche 2 bonus level noted in the table below. Tranche 3 was earned by Mr. Barker, Ms. Berger and Mr. Mendlik at a rate of $43,668, $30,568, and $9,825, respectively, for each million dollars of EBITDA in excess of $687.1 million. There was no maximum award opportunity under Tranche 3. The Company’s 2012 EBITDA performance did not exceed the Company’s projected growth rate and, accordingly, the 2012 performance bonus for each of Mr. Barker, Ms. Berger and Mr. Mendlik was significantly less than each executive’s 2011 performance bonuses.

The 2012 performance bonus calculation for Mr. Barker, Ms. Berger and Mr. Mendlik is presented in the table below:

2012 EBITDA			$663,147,569	(1)
Less acquisition accrual reversal		(7,887,391)
Plus dividend equivalent on notional Deferred Compensation shares		9,960,581
Plus share-based compensation adjustment		8,335,567
Plus litigation settlement		2,662,500
Plus unbudgeted M&A expenses		537,400
Plus IPO expenses		414,112
Plus dividend related expenses		197,174

Total approved adjustments			14,219,943

EBITDA for bonus purposes			677,367,512
Less 2011 EBITDA for bonus purposes			670,306,564

2012 EBITDA growth for bonus calculation			$7,060,948

	Barker 2012 Performance Bonus	Berger 2012 Performance Bonus	Mendlik 2012 Performance Bonus
Tranche 1(2)	1,000,000	700,000	225,000
Tranche 2(2)	420,687	294,482	94,655
Tranche 3	—	—	—

2012 performance bonus	$1,420,687	$994,482	$319,655

(1)	See note (2) to the “Selected Consolidated Financial Data” table for a reconciliation of 2012 EBITDA to net income.
(2)	The maximum payout for each of the Tranche 1 and Tranche 2 bonus levels was $1,000,000, $700,000 and $225,000, respectively, for Mr. Barker, Ms. Berger and Mr. Mendlik, respectively.

Stangl

In 2012, Mr. Stangl’s bonus calculation was composed of two components. Under the first component Mr. Stangl was eligible to receive a bonus equal to 0.2726% of the net operating income before corporate allocations and before amortization for the Communication Services segment (“CS NOI”) up to $183,360,000. If CS NOI exceeded $183,360,000, a bonus rate of 2.0% would be applied to the excess. Based on 2012 CS NOI, after adjusting for a litigation settlement and unbudgeted M&A expenses, the performance bonus for meeting the first component objective was $442,685. The second component consisted of a $100,000 bonus payable based on West Corporation’s achievement of a minimum 2012 adjusted EBITDA objective originally established when the Company provided its guidance in February 2012. That guidance indicated that 2012 adjusted EBITDA would range from $690 million to $720 million. 2012 adjusted EBITDA was $713.1 million, therefore, the second component of Mr. Stangl’s performance bonus resulted in a $100,000 payout. Mr. Stangl’s total 2012 performance bonus was $542,685 ($442,685 + $100,000). Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of the Company’s 2012 adjusted EBITDA to 2012 net cash flows from operations.

Strubbe

In 2012, Mr. Strubbe’s bonus calculation was composed of two components. Under the first component Mr. Strubbe was eligible to receive a bonus equal to 0.1171% of the net operating income before corporate allocations and before amortization for the Unified Communications segment (“UC NOI”) up to $427,000,000. If UC NOI exceeded $427,000,000 a bonus rate of 1.0% would be applied to the excess. Based on 2012 UC NOI, after adjusting for an acquisition earn-out accrual reversal, the performance bonus was $601,446 for meeting the first component objective. The second component consisted of a $100,000 bonus payable based on West Corporation’s achievement of a minimum 2012 adjusted EBITDA objective originally established when the Company provided its guidance in February 2012. That guidance indicated that 2012 adjusted EBITDA would range from $690 million to $720 million. 2012 adjusted EBITDA was $713.1 million, therefore, the second component of Mr. Strubbe’s performance bonus resulted in a $100,000 payout. Mr. Strubbe’s total 2012 performance bonus was $701,446 ($601,446 + $100,000). Please see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” for a reconciliation of the Company’s 2012 adjusted EBITDA to 2012 net cash flows from operations.

Discretionary Bonuses

Periodically, executives earn discretionary bonuses to recognize results or significant efforts that may not be reflected in the financial measurements set forth above. We believe that these discretionary bonuses are necessary when important company events require significant time and effort by the executive in addition to the time and effort needed for meeting our target financial objectives.

Long-Term Incentive Compensation

Equity-Based Compensation

We primarily rely upon equity-based plans to provide long-term incentive compensation in the recruitment and retention of talented individuals and to motivate them to meet or exceed our long-term business objectives.

Following the Recapitalization of the Company on October 24, 2006, the Board adopted the West Corporation 2006 Executive Incentive Plan (the “2006 Plan”). At that time, the Company allocated approximately 8% of the outstanding common stock for restricted stock grants and 3% of the outstanding common stock for option grants. Officers and employees customarily received a single award in 2006, or, if later, in the year following their date of hire, and did not thereafter receive additional awards. The Company continues to believe that equity-based grants serve the long-term business objectives of the Company, its shareholders and other stakeholders by aligning management with their interests. In connection with the Reclassification and Conversion, the Board of Directors approved an amendment to the 2006 Plan to increase the maximum number of shares of common stock of the Company available for award by an additional 5% of the outstanding capital stock.

Because there is no current public market for the Company’s equity, and thus no public price, the grants, if any, under the 2006 Plan will generally be made with a grant or exercise price based on the fair market valuation of our equity determined by an independent appraisal. The Board and the compensation committee determine the size of equity grants under the 2006 Plan based upon the CEO’s determination of the overall value of the executive to the Company, including the following factors: 1) the executive’s expected impact on the Company’s financial objectives; 2) recommendations of other members of senior management; 3) the Company’s ability to replace the executive in the event of the executive’s departure; 4) the size of the organization including number of employees, revenue and income under the executive’s control; 5) the amount received by others in relatively similar positions within the Company; and 6) the executive’s title. In March 2012, the Board approved option grants representing approximately 4% of the outstanding capital stock to allow the Company to retain officers and other employees of the Company and to further motivate such persons to act in the best long-term interests of West.

On August 15, 2012, the Board declared a special cash dividend of $8.00 per share to be paid to stockholders of record as of August 15, 2012. The Company made equivalent cash payments to the holders, or adjustments to the exercise price of the outstanding stock options, to reflect the payment of such dividend as required under the terms of the 2006 Plan. In determining whether a $8.00 per share cash payment or $8.00 per share reduction to the exercise price was appropriate for different categories of option grants, the Board determined that a cash payment should be made with respect to all pre-2012 granted options, with the cash payment for unvested shares to be deferred until the vesting of the applicable shares. With respect to the options granted in March 2012, the Board accelerated vesting for the first tranche, which otherwise was due to vest in March 2013, so as to permit the holders to receive the dividend equivalent payment at substantially the same time as the dividend was payable to stockholders, and no modification was made to the exercise price for such vested options. With respect to the remaining unvested tranches of the 2012 granted options, the Board determined that no cash payment would be made, but the exercise price was reduced by $8.00 per share.

Other Long-Term Benefit Plans

We also provide a nonqualified deferred compensation plan, which we refer to as our Deferred Compensation Plan, to certain of our senior level executives. Eligible executives are allowed to defer annually their bonus and up to 50% of salary not to exceed $500,000, in each case, attributable to services performed in the following plan year. The plan provides that the deferrals are credited with notional earnings based on notional shares of various mutual funds or notional equity interests in our Company, at the election of the executive. If the executive chooses notional equity interests in our Company as the investment alternative we match a portion of the executive’s deferrals. For 2012, the matching contribution was 50%. Matching contributions to the plan vest ratably over a five-year period beginning on January 1, 2007 or, if later, the date the executive first participates in the plan. The vested portion of the participant’s account under the plan will be paid on the date specified by the participant which can be no earlier than five years following the plan year of deferral or, if earlier, the date the participant separates from service with us. Deferrals credited with earnings based on notional equity interests are paid through the issuance of our shares. Recipients of the shares have no equity or contractual put right with respect to the shares until distributed to them in accordance with the plan. We believe this plan further aligns the interests of executive management and the long term goals of equity holders by providing an ongoing plan that allows executives to increase their equity interest in us.

We also provide a 401(k) plan and a second deferred compensation plan, which we refer to as our Executive Retirement Savings Plan. We match contributions up to 14% of income or the statutory limit, whichever is less. We believe that such plans provide a mechanism for the long-term financial planning of our employees. We have chosen not to include our equity in either plan or to base our matching contributions on individual performance.

Other

We provide discretionary perquisites from time to time for purpose of motivating employees, creating goodwill with employees and rewarding employees for achievements that may not be measurable financial objectives. We do not believe perquisites should be a significant element of our compensation program.

We provide health and benefits plans and reimburse employees for approved business related expenses.

Summary Compensation

The following table shows compensation information for 2012, 2011 and 2010 for the named executive officers, as applicable.

2012 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus (1) ($) (d)	Stock Awards (2) ($) (e)	Option Awards (3) ($) (f)	Non-Equity Incentive Plan Compensation (4) ($) (g)	All Other Compensation (5) ($) (h)	Total ($) (i)
Thomas B. Barker	2012	950,000	—	—	9,432,450	1,420,687	8,067,293	19,870,430
Chief Executive Officer and Director	2011	900,000	2,100,000	2,688,570	—	2,014,461	841,210	8,544,241
	2010	900,000	—	—	—	915,310	781,313	2,596,623

Nancee R. Berger	2012	630,000	—	—	1,530,000	994,482	3,375,812	6,530,294
President and Chief	2011	600,000	1,000,000	2,095,105	—	1,410,122	265,590	5,370,817
Operating Officer	2010	600,000	—	—	—	610,207	181,355	1,391,562

Paul M. Mendlik	2012	480,000	—	—	765,000	319,655	2,206,899	3,771,554
Chief Financial	2011	450,000	250,000	1,396,737	—	453,254	260,572	2,810,563
Officer and Treasurer	2010	450,000	—	—	—	239,736	93,573	783,309

Steven M. Stangl	2012	500,000	—	—	2,295,000	542,685	1,541,042	4,878,727
President—Communication	2011	500,000	250,000	1,396,737	—	498,631	9,492	2,654,860
Services	2010	450,000	—	—	—	387,936	61,242	899,178

Todd B. Strubbe	2012	500,000	1,000	—	2,295,000	701,446	834,310	4,331,756
President—Unified	2011	500,000	—	1,117,389	—	642,976	59,060	2,319,425
Communications	2010	500,000	—	—	—	356,001	59,060	915,061

(1)	On September 16, 2011 the Board of Directors adopted the West Corporation Senior Management Retention Plan for the benefit of certain executive officers and other key employees of the Company. Subject to the terms of the Senior Management Retention Plan, Mr. Barker, Ms. Berger. Mr. Stangl and Mr. Mendlik received retention bonuses of $2.1 million, $1.0 million, $250,000 and $250,000, respectively, in 2011. The reported amount in 2012 for Mr. Strubbe represents a $1,000 incentive bonus paid in connection with the filing of a patent application on behalf of the Company.
(2)	The amounts reported for 2011 represent the incremental fair value associated with the 2011 modification of the vesting terms of the outstanding restricted stock awards, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“ASC Topic 718”). See note 12 of the notes to the consolidated financial statements included in this prospectus for a discussion of the relevant assumptions used in calculating these amounts pursuant to ASC Topic 718.
(3)	The amounts reported for 2012 represent the aggregate grant date fair value of option awards granted in 2012 under the Company’s 2006 Executive Incentive Plan, computed in accordance with ASC Topic 718. See note 12 of the notes to the consolidated financial statements included in this prospectus for a discussion of the relevant assumptions used in calculating this amount pursuant to ASC Topic 718. Please see the “Compensation Discussion and Analysis” for further information regarding the 2012 option grants and the modification of certain options in connection with the August 2012 dividend.
(4)	The amounts in this column constitute performance-based bonuses earned under employment agreements approved by the compensation committee at the beginning of each fiscal year. Please see the “Compensation Discussion and Analysis” for further information regarding these performance-based bonuses.
(5)	Amounts included in this column are set forth by category below in the “2012 All Other Compensation Table.”

2012 All Other Compensation Table

Name (a)	Dividends and Dividend Equivalents ($)(1)(b)	Company Contributions to Retirement Plans ($)(2) (c)	Insurance Premiums ($)(3) (d)	Total ($) (e)
Thomas B. Barker	7,802,336	258,500	6,457	8,067,293
Nancee R. Berger	3,109,404	258,500	7,908	3,375,812
Paul M. Mendlik	1,946,987	257,590	2,322	2,206,899
Steven M. Stangl	1,531,300	8,500	1,242	1,541,042
Todd B. Strubbe	775,000	58,500	810	834,310

(1)	On August 15, 2012, our Board of Directors declared a special cash dividend of $8.00 per share to be paid to stockholders of record as of August 15, 2012. In connection with the dividend, the Board of Directors authorized equivalent cash payments and/or adjustments to holders of outstanding stock options to reflect the payment of such dividend as required by the existing terms of our incentive plans. The amounts reported in this column represent the value of the dividend payments or dividend equivalents, as applicable, received by each named executive officer in connection with the August 2012 dividend.
(2)	Includes the employer match under the Executive Retirement Savings Plan, the Company’s tax-qualified retirement savings plan and the Deferred Compensation Plan.
(3)	Includes premiums paid by us for group term life insurance for each of our named executive officers. In addition, this column includes Company paid medical and dental premiums for Mr. Barker and Ms. Berger.

2012 Grants of Plan-Based Awards

The following table shows awards granted to each of our named executive officers in 2012.

2012 Grants of Plan-Based Awards Table

Name (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)		All Other Option Awards: Number of Securities Underlying Options (#) (e) (2)	Exercise Price of Option Awards ($/share) (f)		Grant Date Fair Value of Option Awards ($) (g) (4)
		Target ($) (c)	Maximum ($) (d)
Thomas B. Barker	March 30, 2012			192,656	33.52	(2)	2,358,113
	March 30, 2012			577,968	25.52	(3)	7,074,338
		2,000,000	N/A
Nancee R. Berger	March 30, 2012			31,250	33.52	(2)	382,500
	March 30, 2012			93,750	25.52	(3)	1,147,500
		1,400,000	N/A
Paul M. Mendlik	March 30, 2012			15,625	33.52	(2)	191,250
	March 30, 2012			46,875	25.52	(3)	573,750
		450,000	N/A
Steven M. Stangl	March 30, 2012			46,875	33.52	(2)	573,750
	March 30, 2012			140,625	25.52	(3)	1,721,250
		600,000	N/A
Todd B. Strubbe	March 30, 2012			46,875	33.52	(2)	573,750
	March 30, 2012			140,625	25.52	(3)	1,721,250
		600,000	N/A

(1)	The employment agreements for each named executive officer provide for performance-based bonuses if certain performance objectives are achieved. The performance-based bonus opportunities for the named executive officers do not provide for a minimum or maximum bonus opportunity. Amounts actually earned under the employment agreements are reflected in column (g) to the 2012 Summary Compensation Table. Please see the “Compensation Discussion and Analysis” section for further information regarding the 2012 annual performance-based bonus.
(2)	Represents option awards granted to the named executive officers on March 30, 2012 under the Company’s 2006 Executive Incentive Plan. In connection with the Company’s August 2012 dividend, our Board of Directors modified the terms of these options which were scheduled to vest in 2013 to provide for immediate vesting and the payment of dividend equivalents with respect to these options.
(3)	Represents option awards granted to the named executive officers on March 30, 2012 under the Company’s 2006 Executive Incentive Plan. In connection with the Company’s August 2012 dividend, our Board of Directors reduced the exercise price of these options from $33.52 to $25.52. These options are scheduled to vest ratably on the second, third and fourth anniversaries of the date of grant.
(4)	The amounts reported for 2012 represent aggregate grant date fair value of the 2012 options grants, each as computed in accordance with ASC Topic 718. See note 12 of the notes to the consolidated financial statements included in this prospectus for a discussion of the relevant assumptions used in calculating these amounts pursuant to ASC Topic 718.

Employment Agreements

During 2012, all of the named executive officers were employed pursuant to agreements with us. Each employment agreement sets forth, among other things, the named executive officer’s minimum base salary, non-equity incentive compensation opportunities and entitlement to participate in our benefit plans. The employment agreements are updated annually to reflect salary and bonus objectives for the applicable year.

Salary and Bonus

The 2012 base salaries for the named executive officers established by the compensation committee on February 14, 2012 were: Mr. Barker, Chief Executive Officer, $900,000, increased to $1,000,000 annually effective July 1, 2012; Ms. Berger, President and Chief Operating Officer, $600,000, increased to $660,000 annually effective July 1, 2012; Mr. Mendlik, Chief Financial Officer and Treasurer, $480,000 annually effective January 1, 2012; Mr. Stangl, President-Communication Services, $500,000 annually effective January 1, 2012 and Mr. Strubbe, President-Unified Communications, $500,000 annually effective January 1, 2012.

We have designed our non-equity incentive compensation to represent a significant portion of targeted total annual cash compensation of named executive officers. We pay performance-based bonuses only upon the achievement of pre-determined objective financial goals. The objective financial goals are tailored to the business objectives of the business unit or units managed by the named executive officer. The 2012 objective financial measurement was EBITDA for Mr. Barker, Ms. Berger and Mr. Mendlik. Mr. Stangl’s and Mr. Strubbe’s 2012 objective financial measurements were the net operating income before corporate allocations and amortization performance of their respective business segments and the achievement of a minimum adjusted EBITDA by West Corporation. Please see the “Compensation Discussion and Analysis” for a discussion of the specific incentive-based targets for each of the named executive officers.

Term and Termination

The term of each employment agreement commenced on January 1, 2009, except Mr. Strubbe’s which commenced on September 28, 2009, and continues indefinitely until terminated pursuant to its terms. Each employment agreement terminates immediately upon the death of the executive and may otherwise be terminated voluntarily by either party at any time.

In the event that an employment agreement is terminated, the executive is entitled to severance payments determined by the nature of the termination. If we terminate an employment agreement for “cause” (as described below), the executive is entitled only to the obligations already accrued under his or her employment agreement (any such obligations are referred to as “accrued obligations”). An executive who dies is entitled to the accrued obligations and the earned bonus for the year in which his or her death occurs. If an executive terminates his or her employment agreement without “good reason” (as described below), the executive is entitled to receive any accrued obligations and, if the executive is providing consulting services, a multiple of his or her base salary payable in equal installments for the consulting period beginning on the date of the termination. If we terminate an employment agreement without cause or if an executive terminates his or her employment agreement for good reason, the executive is entitled to receive any accrued obligations and a multiple of that executive’s base compensation payable in equal installments for the one or two-year period beginning on the date of the termination and, if the executive is providing consulting services to us, an amount equal to the projected annual bonus payable to that executive as of the date of the termination, payable in equal installments for the one or two-year period beginning on the date of the termination. For purposes of determining the severance benefits under the employment agreement, the severance multiple is equal to one for Mr. Strubbe and two for all of the other named executive officers. In any case where our obligation to make severance payments to an executive is conditioned on that executive’s provision of consulting services to us, that obligation terminates immediately in the event that the executive ceases to provide such consulting services within the two-year period beginning on the date of the termination.

Under the employment agreements, “cause” shall be deemed to exist if there is a determination that the executive has engaged in significant objective acts or omissions constituting dishonesty, willful misconduct, or gross negligence relating to our business. The employment agreements define “good reason” as the occurrence of one of the following events without the consent of the executive:

•

both (i) a reduction in any material respect in the executive’s position(s), duties or responsibilities with the Company, and (ii) an adverse material change in the executive’s reporting responsibilities, titles or offices with the Company, other than, for purposes of clauses (i) and (ii), a reduction or adverse change attributable to the fact that the Company is no longer a privately-held company;

•

a reduction of 20 percent (20%) or more in the executive’s rate of annual base salary other than a reduction made after the Company determines such reduction is a reasonably necessary step or component to address potential breaches or violations of any debt covenants; or

•	any requirement of the Company that the executive be based more than 50 miles from the facility where the executive is based as of the date of the employment agreement.

Consulting Services

If we terminate an employment agreement without cause or if an executive terminates his or her employment agreement with or without good reason, we have agreed to retain the executive as a consultant for a period of one or two years (as described above) from the date of the termination. During the consulting period, the executive will receive compensation from us as described above and will remain covered under all medical, dental, vision, flexible spending account and executive assistance plans or programs available to our actively employed executives. The executive may terminate his or her consulting obligations to us at any time during the consulting period. In the event that an executive chooses to engage in other employment, the consulting period and the parties’ respective obligations are immediately terminated.

Restrictive Covenants

Pursuant to each employment agreement, each executive is subject to restrictive covenants related to the protection of confidential information, non-competition, inventions and discoveries, and the diversion of our employees. An executive’s breach of any of the restrictive covenants contained in an employment agreement entitles us to injunctive relief and the return of any severance payments (excluding accrued obligations) in addition to any other remedies to which we may be entitled.

Outstanding Equity Awards

The following table shows all outstanding equity awards held by the named executive officers as of December 31, 2012.

2012 Outstanding Equity Awards At Fiscal Year-End Table

		Option Awards				Stock Awards
Name (a)		Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#) (4) (f)	Market Value of Shares or Units of Stock That Have Not Vested (5) ($) (g)
Thomas B. Barker	(2)	192,656		$33.52	3/30/2022
	(3)		577,968	$25.52	3/30/2022
Nancee R. Berger	(1)	24,198		$5.47	4/1/2014
	(1)	28,617		$5.47	7/1/2014
	(1)	24,796		$5.47	10/1/2014
	(1)	9,820		$5.47	1/3/2015
	(2)	31,250		$33.52	3/30/2022
	(3)		93,750	$25.52	3/30/2022
Paul M. Mendlik	(2)	15,625		$33.52	3/30/2022
	(3)		46,875	$25.52	3/30/2022
Steven M. Stangl	(2)	46,875		$33.52	3/30/2022
	(3)		140,625	$25.52	3/30/2022
Todd B. Strubbe	(2)	46,875		$33.52	3/30/2022	40,001	1,014,425
	(3)		140,625	$25.52	3/30/2022

(1)	These options represent retained, or “rollover”, options. In connection with our 2006 Recapitalization, certain executive officers elected to convert certain vested options in the Company into fully-vested options in the surviving corporation. No share-based compensation was recorded for these retained options, as these options were fully vested prior to the consummation of the Recapitalization (which triggered the “rollover event”).
(2)	These options were granted to each named executive officer on March 30, 2012 and became exercisable pursuant to a modification of these awards in connection with the Company’s August 2012 dividend.
(3)	These options were granted to each named executive officer on March 30, 2012 and are scheduled to vest ratably on the second, third and fourth anniversaries of the date of grant.
(4)	This amount represents shares of restricted stock granted to Mr. Strubbe on December 30, 2009. 26,664 of these shares will vest on December 30, 2013, the remaining 293,344 shares will vest on December 30, 2014.
(5)	Subsequent to the Recapitalization, our common stock is no longer publicly traded and therefore the market value of $25.36 per share was based on the results of an independent appraisal performed as of August 1, 2012, by Corporate Valuation Advisors, Inc.

Option Exercises and Stock Vested

The following table shows for each named executive officer all option awards exercised and all stock awards that vested during 2012.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise(1) (#) (b)	Value Realized on Exercise(1) ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(1) (e)
Thomas B. Barker(2)	455,097	9,012,769	—	—
Nancee R. Berger(3)	176,241	3,465,488	—	—
Paul M. Mendlik	—	—	—	—
Steven M. Stangl(4)	57,917	1,152,161	—	—
Todd B. Strubbe	—	—	3,333	84,525

(1)	Subsequent to the Recapitalization, our common stock is no longer publicly traded and therefore the market value of $33.52 per share was based on the results of an independent appraisal performed as of November 30, 2011 by Corporate Valuation Advisors Inc. and such value was used to value the common stock acquired upon the exercise of options prior to August 1, 2012. In conjunction with the refinancing and August 2012 dividend, an appraisal of the Company as of August 1, 2012 was performed by Corporate Valuation Advisors, Inc., and approved by management and the Board of Directors, of the fair market value of the underlying shares of Common Stock both before and immediately after the dividend and refinancing. Based on the results of the appraisal, a $25.36 per share value was used to value the Common Stock acquired upon the exercise of options and the vesting of restricted shares subsequent to August 1, 2012.
(2)	Mr. Barker exchanged 220,418 options to pay the payroll taxes associated with the exercise of certain options. Mr. Barker’s net incremental shares obtained upon exercise were 234,678 shares.
(3)	Ms. Berger exchanged 69,636 options to pay the payroll taxes associated with the exercise of certain options. Ms. Berger’s net incremental shares obtained upon exercise were 106,605 shares.
(4)	Mr. Stangl exchanged 31,317 options to pay the exercise price and related payroll taxes associated with the exercise of these options. Mr. Stangl’s net incremental shares obtained upon exercise were 26,600 shares.

Nonqualified Deferred Compensation Table

The following table shows certain information regarding our Deferred Compensation Plan and Executive Retirement Savings Plan.

2012 Nonqualified Deferred Compensation Table

Name (a)	Executive Contributions in Last Fiscal Year(1) ($) (b)	Registrant Contributions in Last Fiscal Year(2) ($) (c)	Aggregate Earnings (Loss) in Last Fiscal Year(3) ($) (d)	Aggregate withdrawals/ distributions(4) ($) (e)	Aggregate Balance at Last Fiscal Year End(5) ($) (f)
Thomas B. Barker
Deferred Compensation Plan	500,000	250,000	(9,555)	—	8,362,538
Executive Retirement Savings Plan	9,500	4,750	15,429	—	125,894
Nancee R. Berger
Deferred Compensation Plan	500,000	250,000	3,382	—	6,381,431
Executive Retirement Savings Plan	9,500	4,750	27,195	—	249,137
Paul M. Mendlik
Deferred Compensation Plan	500,000	250,000	16,314	1,432,750	5,745,688
Executive Retirement Savings Plan	7,495	3,747	13,250	—	98,268
Steven M. Stangl
Deferred Compensation Plan	—	—	(817)	—	2,139,330
Executive Retirement Savings Plan	9,500	4,750	30,568	—	242,570
Todd B. Strubbe
Deferred Compensation Plan	96,154	48,077	(1,651)	—	482,270
Executive Retirement Savings Plan	9,500	4,750	5,673	—	48,947

(1)	Amounts in this column are also included in columns (c) and (g) of the 2012 Summary Compensation Table included in this prospectus.
(2)	Amounts in this column are also included in column (h) of the 2012 Summary Compensation Table included in this prospectus.
(3)	The aggregate earnings represent the market value change of these plans during 2012. None of the earnings are included in the 2012 Summary Compensation Table included in this prospectus.
(4)	Mr. Mendlik’s withdrawal was made pursuant to Mr. Mendlik’s deferral election under the plan.
(5)	Amounts in this column include both vested and unvested balances. Amounts reported in this column which were previously reported as compensation to the named executive officer in Summary Compensation Tables in previous years were: Mr. Barker $5,603,139; Ms. Berger $5,157,879; Mr. Mendlik $5,978,199; Mr. Stangl $1,512,820 and Mr. Strubbe $314,805.

Non-Qualified Retirement Plans

Pursuant to the terms of the Deferred Compensation Plan, eligible management, non-employee directors and highly compensated employees who are approved for participation by the board may elect to defer a portion of their compensation and have such deferred compensation notionally invested in the same mutual fund investments made available to participants in the 401(k) plan or in notional equity interests in our company. Open enrollment for eligible participants to participate in the Deferred Compensation Plan is held annually. Upon enrollment, the participant’s participation and deferral percentage is fixed for the upcoming calendar year. Participants may select from selected mutual funds or equity interests for notional investment of their deferred compensation. Administration of the Deferred Compensation Plan is performed by an outside provider, Wells Fargo Institutional Trust Services. Executives are allowed to defer their bonus and up to 50% of salary not to exceed $500,000, in each case, attributable to services performed in the following plan year. We match a percentage of any amounts notionally invested in equity interests which was 50% in 2012. Such matched amounts are subject to 20% vesting each year. All matching contributions are 100% vested five years after the later of January 1, 2007 or, if later, the date the executive first participates in the Deferred Compensation Plan. All matching contributions become 100% vested if: (i) the participant dies or becomes disabled or is terminated without cause; (ii) a change of control occurs; or (iii) the Deferred Compensation Plan terminates. For purposes of the Deferred Compensation Plan, a change of control occurs if during any period of two consecutive years or less: (i) individuals who at the beginning of such period constitute the entire board shall cease for any reason, subject to certain exceptions, to constitute a majority thereof; (ii) our stockholders approve any merger or consolidation as a result of which our common stock shall be changed, converted or exchanged (other than a merger with a wholly-owned subsidiary of ours) or our liquidation or any sale or disposition of 50% or more of our assets or earning power; or (iii) our stockholders approve any merger or consolidation to which we are a party as a result of which the persons who were our stockholders immediately prior to the effective date of the merger or consolidation shall have beneficial ownership of less than 50% of the combined voting power of the surviving corporation. The Deferred Compensation Plan and any earnings thereon are held separate and apart from our other funds, but remain subject to claims by our general creditors. Earnings in the Deferred Compensation Plan are based on the change in market value of the plan investments during a given period. The vested portion of the participant’s account under the plan will be paid on the date specified by the participant which can be no earlier than five years following the year of deferral or, if earlier, the date the participant separates from service with us. Deferrals invested in notional equity interests are paid through the issuance of our shares. Recipients of the equity interests upon such distribution have no equity or contractual put right with respect to the issued equity interests.

Participation in the Executive Retirement Savings Plan is voluntary and is restricted to highly compensated individuals as defined by the U.S. Internal Revenue Service (the “IRS”). Open enrollment to participate in the Executive Retirement Savings Plan is held annually. Upon enrollment, the participant’s participation and deferral percentage is fixed for the upcoming calendar year. Participants may select from selected mutual funds for investment of their deferred compensation. Participants may change their investment selection as often as they choose. Administration of the Executive Retirement Savings Plan is performed by an outside provider, Wells Fargo Institutional Trust Services. We will match 50% of employee contributions, limited to the same maximums and vesting terms as those of the 401(k) plan. Earnings in the Executive Retirement Savings Plan are based on the change in market value of the plan investments (mutual funds) during a given period. We maintain a grantor trust under the Executive Retirement Savings Plan. The principal of the trust and any earnings thereon are held separate and apart from our other funds and are used exclusively for the uses and purposes of plan participants, but remain subject to claims from our general creditors.

2012 returns for the investment funds in the Executive Retirement Savings Plan were:

Fund	2012 return	Fund	2012 return
Wells Fargo Advantage Ultra Short Term	2.07%	Wells Fargo Advantage Capital Growth	16.42%
PIMCO Total Return A	9.93%	Goldman Sachs Mid Cap Value A	18.54%
MFS Total Return I	11.53%	Scout Mid Cap	9.89%
MFS Value I	16.44%	Invesco Mid Cap Core Equity A	10.38%
Wells Fargo Advantage Index	15.75%	Baron Small Cap	17.98%
Davis New York Venture A	12.73%	American New Perspective	20.77%
Fidelity Advantage Growth Opportunity	19.35%	American Funds Euro Pacific Growth	19.57%
Mainstay Large Cap Growth I	13.21%

Potential Payments Upon Termination or Change of Control

As described under “Employment Agreements,” each of the named executive officers is subject to an employment agreement that provides severance payments upon certain terminations. Please see “Employment Agreements” above for a description of terms of the employment agreements. In addition, as noted above, participants in the Deferred Compensation Plan are eligible to receive accelerated vesting of Company matching contributions in the event of an employee’s death, disability, termination without cause or a change in control. Please see the “2012 Nonqualified Deferred Compensation Table” for balances in the Deferred Compensation Plan as of December 31, 2012.

The following table sets forth the payments and benefits that each named executive officer would have been entitled to upon certain termination events or a change of control as of December 31, 2012.

Name (a)	Benefits(1) ($) (b)	Potential Cash Severance Payment(2) ($) (c)	Accelerated Vesting Upon Change in Control or Initial Public Offering(3) ($) (d)
Thomas B. Barker	24,064	2,140,924	—
Nancee R. Berger	37,731	1,418,647	—
Paul M. Mendlik	18,789	991,708	—
Steven M. Stangl	24,399	1,020,736	—
Todd B. Strubbe	12,200	522,640	1,111,553

(1)	Benefits include payments of medical, accident, disability and life insurance premiums for a specified period of time. These benefits are payable only in the case of a qualifying termination as set forth in (2) below.
(2)	In accordance with the executive’s employment agreement, (i) in the event of the executive’s voluntary termination of employment without good reason, the executive would be entitled to receive his or her base salary as payment for services as a consultant during the consulting period following termination of employment; and (ii) in the event of the executive’s termination of employment without cause or voluntary termination of employment for good reason, the executive would be entitled to receive his or her base salary for the severance period following termination of employment and a further payment for those executives providing consulting services, equal to such executive’s projected annual bonus. The severance period is one year for Mr. Strubbe and two years for all of the other named executive officers.

(3)	Subsequent to the Recapitalization, our common stock is no longer traded and, therefore, the market value of $25.36 per share was based on the results of an independent appraisal performed as of August 1, 2012 by Corporate Valuation Advisors, Inc. and approved by management and our Board. The amount in this column represents the value of the restricted shares held by Mr. Strubbe under the Company’s 2006 Executive Incentive Plan and the value in Mr. Strubbe’s Deferred Compensation Plan that, in each case, would vest upon a qualifying event as of December 31, 2012. Mr. Strubbe is the only named executive that held unvested restricted stock as of December 31, 2012. In addition, upon a change in control of the Company, each of the options held by the executives would vest in full. Because the exercise price per option exceeded the deemed year-end market value, no amounts are reported in the table for the accelerated vesting of such option awards.

Change in Control Agreements

Prior to completion of this offering, we expect to enter into Change in Control Agreements with each of our executive officers. We believe that these agreements are necessary to attract and retain qualified executive officers. Any severance benefits payable under a Change in Control Agreement will be paid in lieu of the severance or consulting benefits under the Employment Agreements.

2013 Long-Term Incentive Plan

Prior to the completion of this offering, we expect to adopt a 2013 Long-Term Incentive Plan (“LTIP”) which is intended to provide our officers, employees, non-employee directors and consultants with added incentive to remain employed by or perform services for us and align such individuals’ interests with those of our stockholders. The material terms of the LTIP are expected to be as follows:

Plan Term. The LTIP term begins upon the date of approval by the board and terminates on the tenth anniversary of its effective date, unless terminated earlier by the board.

Eligible Participants. All officers, employees, consultants and non-employee directors and persons expected to become officers, employees, consultants and non-employee directors of the company or any of its subsidiaries are eligible to receive awards under the LTIP. The compensation committee shall determine the participants under the LTIP.

Shares Authorized. 8,500,000 shares of common stock will be available for awards granted under the LTIP, subject to adjustment for stock splits and other similar changes in capitalization. The number of available shares will be reduced by the aggregate number of shares that become subject to outstanding awards granted under the LTIP. To the extent that shares subject to an outstanding award granted under the LTIP are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award or by reason of the settlement of such award in cash, then such shares will again be available under the LTIP.

Award Types. Awards include non-qualified and incentive stock options, stock appreciation rights, restricted stock, restricted stock units and performance units any or all of which may be made contingent upon the achievement of performance criteria. The compensation committee has the discretionary authority to determine the size of an award.

Administration. The compensation committee shall interpret, construe and administer the LTIP. The compensation committee’s interpretation, construction and administration of the LTIP and all of its determinations thereunder shall be final, conclusive and binding on all persons.

The compensation committee shall have the authority to determine the participants in the LTIP, the form, amount and timing of any awards, the performance goals, if any, and all other terms and conditions pertaining to any award. The compensation committee may take any action such that (i) any outstanding options and stock appreciation rights become exercisable in part or in full, (ii) all or any portion of a restriction period on any restricted stock or restricted stock units shall lapse, (iii) all or a portion of any performance period applicable to any performance-based award shall lapse and (iv) any performance measures applicable to any outstanding award be deemed satisfied at the target level or any other level. The compensation committee may delegate some or all of its powers and authority to the Chief Executive Officer or other executive officer as the compensation committee deems appropriate, except for awards granted to any officer who is a “covered employee” within the meaning of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or any officer who is subject to Section 16 of the Exchange Act. Only the compensation committee may make decisions concerning the timing, pricing or amounts of an award to such officers.

Stock Options and Stock Appreciation Rights. The LTIP provides for the grant of stock options and stock appreciation rights. Stock options may be either tax-qualified incentive stock options or non-qualified options. The compensation committee will determine the terms and conditions to the exercisability of each option and stock appreciation right.

The period for the exercise of a non-qualified stock option or stock appreciation right will be determined by the compensation committee provided that no option may be exercised later than ten years after its date of grant. The exercise price of a non-qualified stock option and the base price of a stock appreciation right will not be less than 100% of the fair market value of a share of our common stock on the date of grant, provided that the base price of a stock appreciation right granted in tandem with an option will be the exercise price of the related option. A stock appreciation right entitles the holder to receive upon exercise (subject to tax withholding in respect of an employee) shares of our common stock (which may be restricted stock) with a value equal to the difference between the fair market value of our common stock on the exercise date and the base price of the stock appreciation right.

Each incentive stock option will be exercisable for not more than ten years after its date of grant, unless the optionee owns greater than ten percent of the voting power of all shares of our capital stock (a “ten percent holder”), in which case the option will be exercisable for not more than five years after its date of grant. The exercise price of an incentive stock option will not be less than the fair market value of a share of our common stock on its date of grant, unless the optionee is a ten percent holder, in which case the option exercise price will be the price required by the Code, currently 110% of fair market value.

Upon exercise, the option exercise price may be paid in cash, by the delivery of previously owned shares of our common stock, share withholding or through a cashless exercise arrangement. All of the terms relating to the exercise, cancellation or other disposition of an option or stock appreciation right upon a termination of employment, whether by reason of disability, retirement, death or any other reason, shall be determined by the compensation committee.

Stock Awards. The LTIP provides for the grant of stock awards. The compensation committee may grant a stock award either as a restricted stock award or a restricted stock unit award and, in either case, the compensation committee may determine that such award shall be subject to the attainment of performance measures over an established performance period. All of the terms relating to the satisfaction of performance measures and the termination of a restriction period, or the forfeiture and cancellation of a stock award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the compensation committee.

The agreement awarding restricted stock units will specify whether such award may be settled in shares of our common stock, cash or a combination thereof and whether the holder will be entitled to receive dividend equivalents, on a current or deferred basis, with respect to such award. Prior to settlement of a restricted stock unit, the holder of a restricted stock unit will have no rights as our stockholder.

Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock will have rights as our stockholder, including the right to vote and receive dividends with respect to the shares of restricted stock, except that distributions other than regular cash dividends and regular cash dividends with respect to shares of restricted stock subject to performance-based vesting conditions will be held by us and will be subject to the same restrictions as the restricted stock.

Performance Unit Awards. The LTIP also provides for the grant of performance unit awards. Each performance unit is a right, contingent upon the attainment of performance measures within a specified performance period, to receive a specified cash amount or shares of our common stock, which may be restricted stock, having a fair market value equal to such cash amount. Prior to the settlement of a performance unit award in shares of our common stock, the holder of such award will have no rights as our stockholder with respect to such shares. Performance units will be non-transferable and subject to forfeiture if the specified performance measures are not attained during the specified performance period. All of the terms relating to the satisfaction of performance measures and the termination of a performance period, or the forfeiture and cancellation of a performance unit award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the compensation committee.

Performance Goals. Under the LTIP, the vesting or payment of performance-based awards will be subject to the satisfaction of certain performance goals. The performance goals applicable to a particular award will be determined by the compensation committee at the time of grant. The performance goals may be one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures, stated in either absolute terms or relative terms, such as rates of growth or improvement: the attainment by a share of our common stock of a specified fair market value for a specified period of time, earnings per share, return to stockholders (including dividends), return on assets, return on equity, our earnings before or after taxes and/or interest, revenues, expenses, market share, cash flow or cost reduction goals, interest expense after taxes, return on investment, return on investment capital, return on operating costs, economic value created, operating margin, gross margin, achievement of annual operating profit plans, net income before or after taxes, pretax earnings before interest, depreciation and/or amortization, pretax operating earnings after interest expense and before incentives, and/or extraordinary or special items, operating earnings, net cash provided by operations, and strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion goals, cost targets, days sales outstanding goals, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, productivity, efficiency, and goals relating to acquisitions or divestitures, or any combination of the foregoing.

Amendment or Termination of the LTIP. The board may amend or terminate the LTIP as it deems advisable, subject to any requirement of stockholder approval required by law, rule or regulation.

Change of Control. In the event of a change of control, the board may, in its discretion, (1) provide that (A) some or all outstanding options and stock appreciation rights shall immediately become exercisable in full or in part, (B) the restriction period applicable to some or all outstanding stock awards shall lapse in full or in part, (C) the performance period applicable to some or all outstanding awards shall lapse in full or in part, and (D) the performance measures applicable to some or all outstanding awards shall be deemed to be satisfied at the target or any other level, (2) require that shares of stock of the corporation resulting from such change of control, or a parent corporation thereof, be substituted for some or all of our shares subject to an outstanding award, and/or (3) require outstanding awards, in whole or in part, to be surrendered by the holder, and to be immediately cancelled, and to provide for the holder to receive (A) a cash payment in an amount equal to (i) in the case of an option or stock appreciation right, the number of our shares then subject to the portion of such option or stock appreciation right surrendered, whether vested or unvested, multiplied by the excess, if any, of the fair market value of a share of our common stock as of the date of the change of control, over the purchase price or base price per share of our common stock subject to such option or stock appreciation right, (ii) in the case of a stock award, the number of shares of our common stock then subject to the portion of such award surrendered, whether vested or unvested, multiplied by the fair market value of a share of our common stock as of the date of the change of control, and (iii) in the case of a performance unit award, the value of the performance units then subject to the portion of such award surrendered, whether vested or unvested; (B) shares of capital stock of the corporation resulting from such change of control, or a parent corporation thereof, having a fair market value not less than the amount determined under clause (A) above; or (C) a combination of the payment of cash pursuant to clause (A) above and the issuance of shares pursuant to clause (B) above.

Under the LTIP, a change of control shall occur upon: (i) a sale, lease or other disposition of all or substantially all of our assets; (ii) any consolidation or merger with or into any other entity, or any other corporate transaction in which our stockholders either: (A) own less than fifty percent (50%) of the economic interests in or voting power of the surviving entity or (B) do not have the power to elect a majority of the board of directors of the surviving entity; or (iii) any stock sale or other transaction or series of related transactions, after giving effect to which in excess of fifty percent (50%) of our voting power is owned by any entity and its “affiliates” or “associates” (as such terms are defined in the rules adopted by the SEC under the Exchange Act), other than the Sponsors; but excluding, in any case referred to in clause (ii) or (iii) of this definition the initial public offering or any bona fide primary or secondary public offering following the occurrence of the initial public offering.

New Plan Benefits. The benefits that might be received by officers, employees and non-employee directors cannot be determined at this time. All officers, employees and non-employee directors are eligible for consideration to participate in the LTIP.

West Corporation 2006 Executive Incentive Plan

As noted above, following the Recapitalization of the Company, our board of directors adopted the West Corporation 2006 Executive Incentive Plan (the “2006 Plan”). A maximum of 4,804,428 shares of our common stock are reserved for issuance under the 2006 Plan. The 2006 Plan is administered by our board of directors or a committee of the board designated by board to administer the 2006 Plan. Awards under the 2006 Plan have consisted of restricted stock and stock options. In the event of a corporate transaction in which there is an acquiring entity, the administrator of the 2006 Plan may provide for the continuation or assumption of outstanding awards or the grant of new awards in substitution of any outstanding awards. In the event of a corporate transaction in which there is no assumption or substitution as to some or all outstanding awards, the vesting and exercisability of each outstanding award will be accelerated. Pursuant to the 2006 Plan, the Company is party to Restricted Stock Award and Special Bonus Agreements and Restricted Stock Award Agreements (collectively, “Restricted Stock Agreements”) with three officers and employees of the Company, which Restricted Stock Agreements provide for the issuance of shares of Common Stock that are subject to a vesting schedule. In connection with the offering, our compensation committee intends to accelerate vesting of all remaining unvested shares subject to the Restricted Stock Agreements. The acceleration would result in the vesting of an aggregate of 42,562 shares of common stock, including the acceleration of 40,001 shares of common stock previously granted to Todd B. Strubbe.

Please see the Compensation Discussion and Analysis, 2012 Grants of Plan-Based Awards Table and 2012 Outstanding Equity Awards At Fiscal Year-End Table for further information regarding the 2006 Plan as well as awards previously granted to our named executive officers under such plan. No further grants or awards will be made under 2006 Plan following the consummation of this offering.

Executive Incentive Compensation Plan

We expect to adopt prior to the completion of this offering an Executive Incentive Compensation Plan (“Incentive Plan”) to assist us in attracting, motivating and retaining officers who have significant responsibility for our growth and long-term success by providing incentive awards that ensure a strong pay-for-performance linkage for such officers. The material terms of the Incentive Plan are expected to be as follows:

Plan Term. The Incentive Plan will continue in effect until terminated by the board.

Eligible Participants. All of our officers will be eligible to participate in the Incentive Plan. The compensation committee, in its discretion, will select the officers to whom awards may from time to time be granted under the Incentive Plan.

Award Types. Under the Incentive Plan, the compensation committee may grant cash incentive award opportunities with respect to each fiscal year of the Company and any other special bonus awards approved by the compensation committee from time to time.

Administration. The Incentive Plan will be administered by our compensation committee. The compensation committee will have the authority to select the persons who are granted awards under the Incentive Plan, to determine the time when awards will be granted, to determine whether objectives and conditions for earning awards have been met, to determine whether awards will be paid at the end of the award period or deferred, and to determine whether an award or payment of an award should be reduced or eliminated.

The compensation committee will have full power and authority to administer and interpret the Incentive Plan and to adopt such rules, regulations, agreements, guidelines and instruments for the administration of the Incentive Plan and for the conduct of its business as the compensation committee deems necessary or advisable. The compensation committee’s interpretations of the Incentive Plan, and all actions taken and determinations made by the compensation committee pursuant to the powers vested in it, are conclusive and binding on all parties concerned, including us, our stockholders and any person receiving an award under the Incentive Plan.

Performance Targets. Under the Incentive Plan, any performance goals applicable to a particular award will be determined by the compensation committee at the time of grant. The performance goals may be one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures, stated in either absolute terms or relative terms, such as rates of growth or improvement: the attainment by a share of our common stock of a specified fair market value for a specified period of time, earnings per share, return to stockholders (including dividends), return on assets, return on equity, our earnings before or after taxes and/or interest, revenues, expenses, market share, cash flow or cost reduction goals, interest expense after taxes, return on investment, return on investment capital, return on operating costs, economic value created, operating margin, gross margin, achievement of annual operating profit plans, net income before or after taxes, pretax earnings before interest, depreciation and/or amortization, pretax operating earnings after interest expense and before incentives, and/or extraordinary or special items, operating earnings, net cash provided by operations, and strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion goals, cost targets, days sales outstanding goals, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, productivity, efficiency, and goals relating to acquisitions or divestitures, or any combination of the foregoing.

Adjustments. The compensation committee may provide that the performance targets or the manner in which performance will be measured against the performance targets will be adjusted in such a manner as it deems appropriate, including, without limitation, any adjustments to reflect the impact of specified corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes and other extraordinary or nonrecurring events. All objectives are based upon our operations and will not include objectives derived from mergers, acquisitions joint ventures, stock buy backs or other non-operating income unless approved by the compensation committee.

Payment of Awards. Performance-based awards will be payable upon certification by the compensation committee that the specified performance targets for the preceding fiscal year were achieved. We may pay seventy-five percent of such awards on a quarterly basis upon the certification by the compensation committee that the specified performance quarterly targets have been achieved. A participant may elect to defer all or a portion of any award otherwise payable if permitted pursuant to a deferred compensation plan adopted by, or an agreement entered into with, us, provided that such deferral does not adversely affect the treatment of the award as performance- based compensation and provided that such deferral opportunity complies with Section 409A of the Code.

Delegation of Administrative Authority. The compensation committee, as it deems necessary, may delegate its responsibilities for administering the Plan to our executives.

New Plan Benefits. All officers are eligible for consideration to participate in the Incentive Plan.

Certain Transaction-Based Bonuses. In connection with this offering, our board of directors has approved transaction-based IPO bonuses of $2.925 million under our Executive Incentive Compensation Plan, of which $750,000 will be granted to Mr. Thomas B. Barker and $250,000 will be granted to each of Ms. Berger and Messrs. Mendlik, Stangl and Strubbe.

2013 Bonuses Pursuant to Employment Agreements

As noted in the narrative following the 2012 Grants of Plan-Based Awards Table, all of the named executive officers are employed pursuant to agreements with us, which are updated annually to reflect base salary and bonus objectives for the applicable year. Each employment agreement sets forth, among other things, the named executive officer’s minimum base salary, non-equity incentive compensation opportunities and entitlement to participate in our benefit plans.

For 2013, Mr. Barker, Ms. Berger and Mr. Mendlik are each eligible to earn a 2013 performance bonus based on the Company’s EBITDA performance. Tranche 1 of the bonus will be earned by Mr. Barker, Ms. Berger and Mr. Mendlik at the rate of $1,476, $1,033 and $332, respectively, for each million dollars of EBITDA up to $677.4 million of 2013 consolidated EBITDA, subject to a maximum Tranche 1 bonus level. Tranche 2 will be earned by Mr. Barker, Ms. Berger and Mr. Mendlik at a rate of $31,153, $21,807, and $7,009, respectively, for each million dollars of EBITDA in excess of $677.4 million and up to $709.5 million of EBITDA, subject to a maximum Tranche 2 bonus level. Tranche 3 will be earned by Mr. Barker, Ms. Berger and Mr. Mendlik at a rate of $72,993, $51,095, and $16,423, respectively, for each million dollars of EBITDA in excess of $709.5 million.

For 2013, Messrs. Stangl and Strubbe, each are eligible to earn a 2013 performance bonus based on their respective operating segment’s net operating income performance before corporate allocations and amortization (“NOI”) and a $100,000 bonus based on the Company’s achievement of its 2013 EBITDA guidance. Mr. Stangl’s 2013 bonus will be earned by Mr. Stangl as follows: (i) Tranche 1 - $1,570 for each million dollars of the Communication Services segment’s NOI up to $159.2 million of 2013 NOI, subject to a maximum Tranche 1 bonus level; (ii) Tranche 2 - $21,930 for each million dollars of the Communication Services segment’s NOI in excess of $159.2 million and up to $170.6 million of 2013 NOI, subject to a maximum Tranche 2 bonus level; and (iii) Tranche 3 - $20,000 for each million dollars of the Communication Services segment’s NOI in excess of $170.6 million of 2013 NOI. Mr. Strubbe’s 2013 bonus will be earned by Mr. Strubbe as follows: (i) Tranche 1 - $572 for each million dollars of the Unified Communications segment’s NOI up to $437.1 million of 2013 NOI, subject to a maximum Tranche 1 bonus level; (ii) Tranche 2 - $14,286 for each million dollars of the Unified Communications segment’s NOI in excess of $437.1 million and up to $454.6 million of 2013 NOI, subject to a maximum Tranche 2 bonus level; and (iii) Tranche 3 - $15,000 for each million dollars of the Unified Communications segment’s NOI in excess of $454.6 million of 2013 NOI.

2013 Employee Stock Purchase Plan

Prior to completion of this offering, we intend to adopt a 2013 Employee Stock Purchase Plan (the “Purchase Plan”). The following summary describes the proposed Purchase Plan.

Generally, all of our employees (including those of our consolidated subsidiaries), other than subsidiaries excluded from participation by the board and employees who have completed less than 20 hours of service per week for a one-year period, are eligible to participate in the Purchase Plan, although no employee may be granted an option if such employee, immediately after the option is granted, owns 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries. 1,000,000 shares of our common stock, subject to adjustment for stock splits, stock dividends or other changes in our capital stock, have been reserved for issuance under the Purchase Plan. The proceeds of the sale of our common stock and of administrative fees received under the Purchase Plan will constitute general funds and may be used by us for any purpose.

The Purchase Plan permits employees to purchase our common stock through payroll deductions during annual offerings. Participants may authorize payroll deductions of a specific percentage of compensation between 1% and 10%, with such deductions being accumulated for annual periods beginning on the first business day of each offering period (each, an “Enrollment Date”) and ending on the last business day of each offering period (each, an “Exercise Date”). On each Enrollment Date, we will grant to each participant an option to purchase the number of full shares of our common stock which such participant’s accumulated payroll deductions on the Exercise Date will purchase at a purchase price of 100% of the fair market value of the common stock on the Enrollment Date. The maximum number of shares of our common stock which may be purchased by a participant during any annual offering period is the lesser of (i) 1,000 shares of our common stock, or (ii) the number obtained by dividing $25,000 by 100% of the fair market value of our common stock on the Enrollment Date.

The Purchase Plan will be administered by the compensation committee or a committee composed of our senior management. The Purchase Plan may be amended by our board but may not be amended without prior stockholder approval to the extent required by Section 423 of the Code, as amended.

Risk Management and Compensation

The compensation committee has designed the Company’s compensation structure with the intent to attract and retain executives who have the ability and desire to grow the Company profitably. The compensation committee believes that incentive compensation should encourage risk within parameters that are appropriate for the long-term profitable growth of our businesses.

Each year the compensation committee reviews each compensation element, including the factors for determining executive bonuses for the upcoming year as well as the bonus targets and payout ranges. The compensation committee has structured its compensation program so that executive performance is not considered in determining annual base salary. Rather, annual base salary is designed to provide adequate compensation to recruit and retain talented individuals who have the ability and desire to achieve the objective financial goals that ultimately determine compensation.

The compensation committee believes that certain factors mitigate the potential risks posed by the Company’s annual and long-term compensation elements. For example, bonuses are generally earned upon the profitable growth (EBITDA or Adjusted EBITDA) over the prior year. This performance metric focuses the executives on the profitable growth of the Company. In addition, the Company has designed its internal control system to provide reasonable assurance regarding the reliability of the Company’s accounting records and financial reporting system. The Company’s performance metrics for the annual cash bonus program are subject to the scrutiny of our internal control system. The Company also engages in a comprehensive budgeting process which requires multi-level approvals with respect to various expenditures, including capital expenditures and the addition of new personnel. The compensation committee believes that the Company’s budgeting process as well as the various internal controls implemented by the Company limit the actions that employees can take without proper review and evaluation of the potential risks to the Company of such actions. With respect to the Company’s annual cash bonus program, the Company retains 25% of quarterly bonuses, and pays such holdback in February of the following year provided that the annual objective financial goals are met.

The compensation committee believes that each of these factors mitigates any risks posed by the Company’s compensation program.

Non-employee Director Compensation

During 2012, none of our non-employee directors received director fees or equity grants but each was reimbursed for all reasonable expenses incurred in connection with their attendance at board meetings.

Upon consummation of the offering, we expect to compensate our non-employee directors who are not affiliated with our Sponsors as follows: (i) upon joining our board of directors, each non-employee director will receive a cash retainer fee of $75,000 and fully vested shares of common stock with a fair market value equal to $100,000, with the stock award subject to pro rata forfeiture if the director does not remain on the board for at least six months, and (ii) an annual cash retainer of $75,000 and an annual equity grant of shares of common stock with a fair market value equal to $100,000, which will vest on the one-year anniversary of the date of grant.

Compensation Committee Interlocks and Insider Participation

Mr. Anthony J. DiNovi, a member of our compensation committee, is Co-President of Thomas H. Lee Partners, L.P. Affiliates of Thomas H. Lee Partners, L.P. provide management and advisory services pursuant to a management agreement entered into in connection with the consummation of our Recapitalization. The aggregate fees for services are approximately $3.3 million annually. Thomas H. Lee Partners, L.P. also received reimbursement for travel and other out-of pocket expenses in the aggregate amount of approximately $91,000 in 2012.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table summarizes the beneficial ownership of our common stock as of March 7, 2013 for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each director;

•	each executive officer whose name appears in the Summary Compensation Table; and

•	all directors and executive officers as a group.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering
	Common Shares
Name and Address of Beneficial Owners(1)	Number	Percentage	Number	Percentage
5% Stockholders
Gary L. West(2)	7,592,792	12.2%	7,592,792	9.1%
Mary E. West(3)	7,499,042	12.1%	7,499,042	9.0%
Quadrangle Group Funds(4)	7,545,309	12.1%	7,545,309	9.1%
Thomas H. Lee Partners Funds(5)	36,262,765	58.4%	36,262,765	43.5%
Directors and Named Executive Officers
Thomas B. Barker(6)	754,868	1.2%	754,868	*
Anthony J. DiNovi	—	—	—	—
Steven G. Felsher	—	—	—	—
Soren L. Oberg	—	—	—	—
Laura A. Grattan	—	—	—	—
Nancee R. Berger(7)	319,035	*	319,035	*
Steven M. Stangl(8)	171,007	*	171,007	*
Todd B. Strubbe(9)	96,875	*	96,875	*
Paul M. Mendlik(10)	248,590	*	248,590	*
All directors and executive officers as a group (12 persons)(11)	1,939,524	3.1%	1,939,524	2.3%

*	Less than 1%
(1)	The address of each of our executive officers and directors is c/o West Corporation, 11808 Miracle Hills Drive, Omaha, Nebraska 68154.
(2)	Includes 2,249,713 shares of common stock owned by Gary West CRT1 LLC, 1,874,761 shares of common stock owned by Gary West CRT2 LLC, 1,499,808 shares of common stock owned by Gary West CRT3 LLC, 1,124,856 shares of common stock owned by Gary West CRT4 LLC and 749,904 shares of common stock owned by Gary West CRT5 LLC. 93,750 shares of common stock owned by the Gary and Mary West Health Institute (the “Institute”), a nonprofit organization, which has appointed Mr. West as sole representative and proxy with respect to its shares. Mr. West disclaims any beneficial ownership of any shares held by the Institute. The address for the Institute is 10350 N Torrey Pines Rd, La Jolla, CA 92037. The address for each of Gary West CRT1 LLC, Gary West CRT2 LLC, Gary West CRT3 LLC, Gary West CRT4 LLC and Gary West CRT5 LLC is c/o West Family Holdings, 5796 Armada Drive, Suite 300, Carlsbad, CA 92008.
(3)	Includes 2,249,713 shares of common stock owned by Mary West CRT1 LLC, 1,874,761 shares of common stock owned by Mary West CRT2 LLC, 1,499,808 shares of common stock owned by Mary West CRT3 LLC, 1,124,856 shares of common stock owned by Mary West CRT4 LLC and 749,904 shares of common stock owned by Mary West CRT5 LLC. The address for each of these stockholders is 5796 Armada Drive, Suite 300, Carlsbad, CA 92008.
(4)	Includes 6,603,510 shares of common stock owned by Quadrangle Capital Partners II LP; 177,156 shares of common stock owned by Quadrangle Select Partners II LP; and 764,643 shares of common stock owned by Quadrangle Capital Partners II-A LP (collectively, the “Quadrangle Funds”). The Quadrangle Funds’ general partner is Quadrangle GP Investors II LP, whose general partner is QCP GP Investors II LLC (collectively, the “QF Advisors”). Shares held by the Quadrangle Funds may be deemed to be beneficially owned by the QF Advisors. The QF Advisors disclaim any beneficial ownership of any shares held by the Quadrangle Funds. Each of the Quadrangle Funds has an address c/o Quadrangle Group LLC, 1065 Avenue of the Americas, 34th Floor, New York, New York 10018. Voting or investment control over securities that the Quadrangle Funds own are acted upon by the investment committee of QCP GP Investors II LLC as general partner of Quadrangle GP Investors II LP, the general partner of the Quadrangle Funds. The current members of the investment committee of QCP GP Investors II LLC are Puneet Gulati, Michael A. Huber, Peter R. Ezersky and Steven G. Felsher.
(5)	Includes 15,028,249 shares of common stock owned by Thomas H. Lee Equity Fund VI, L.P.; 10,176,330 shares of common stock owned by Thomas H. Lee Parallel Fund VI, L.P.; 7,892,396 shares of common stock owned by THL Equity Fund VI Investors (West), L.P.; 1,777,600 shares of common stock owned by Thomas H. Lee Parallel (DT) Fund VI, L.P.; 27,570 shares of common stock owned by THL Coinvestment Partners, L.P.; and 1,207,250 shares of common stock owned by THL Equity Fund VI Investors (West) HL, L.P. (collectively, the “THL Funds”); 76,700 shares of common stock owned by Putnam Investment Holdings, LLC; and 76,670 shares of common stock owned by Putnam Investments Employees’ Securities Company III LLC (collectively, the “Putnam Funds”). The general partner of the THL Funds, other than THL Coinvestment Partners, L.P., is THL Equity Advisors VI, LLC, whose sole member is Thomas H. Lee Partners, L.P., whose general partner is Thomas H. Lee Advisors, LLC, whose managing member is THL Holdco, LLC. The general partner of THL Coinvestment Partners, L.P. is Thomas H. Lee Partners, L.P. The Putnam Funds are co-investment entities of the THL Funds, and are contractually obligated to co-invest (and dispose of securities) alongside certain of the THL Funds on a pro rata basis. Voting and investment determinations with respect to the shares held by the THL Funds are made by the management committee of THL Holdco, LLC. Anthony J. DiNovi and Scott M. Sperling are the members of the management committee of THL Holdco, LLC, and as such may be deemed to share beneficial ownership of the shares held or controlled by the THL Funds. Each of Messrs. DiNovi and Sperling disclaims beneficial ownership of such securities. Putnam Investment Holdings, LLC (“Holdings”) is the managing member of Putnam Investments Employees’ Securities Company III LLC (“ESC III”). Holdings disclaims any beneficial ownership of any shares held by ESC III. Putnam Investments LLC, the managing member of Holdings, disclaims beneficial ownership of any shares held by the Putnam Funds. The address of each of the THL Funds and Messrs. DiNovi and Sperling is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110. The Putnam Funds have an address c/o Putnam Investment, Inc., 1 Post Office Square, Boston, Massachusetts 02109.
(6)	Includes 192,656 shares subject to options.
(7)	Includes 118,681 shares subject to options and 152,898 shares held by family trusts.
(8)	Includes 46,875 shares subject to options.
(9)	Includes 46,875 shares subject to options.
(10)	Includes 15,625 shares subject to options and 134,578 shares of common stock owned by family trusts.
(11)	Includes 473,840 shares subject to options.

The table above does not include 1,159,358 shares notionally granted under our Nonqualified Deferred Compensation Plan at March 7, 2013. These shares have not been granted, do not carry voting rights and cannot be sold until the end of the deferral periods unless there is a change of control of the Company.

Except as otherwise noted, each person named in the table above has sole voting and investment power with respect to the shares. Beneficial ownership and percentages are calculated in accordance with SEC rules. Beneficial ownership includes shares subject to options that are currently exercisable or exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transaction Policy

In connection with this offering, we will adopt a Related Party Transaction Policy that is designed to confirm our position that all conflicts of interest should be avoided. All “related party transactions” must be approved or ratified by our audit committee or, upon determination by the audit committee, by a majority vote of all disinterested members of our board. Our policy will apply to any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships that meet the following criteria:

•	the amount involved exceeds $120,000;

•	we or any of our subsidiaries is or will be a participant; and

•

our executive officers, directors or 5% stockholders, or any immediate family member of any of our executive officers, directors or 5% stockholders, has or will have a direct or indirect material interest in the transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness).

Certain types of transactions, such as transactions involving rates determined by competitive bids, certain transactions in the ordinary course, and transactions in which the related party’s interest arises solely from ownership of a class of our securities or a less than ten percent equity or limited partnership interest in other entities, are deemed to be pre-approved even if such transactions would be deemed to be “related party transactions” pursuant to the criteria described above.

Under the terms of our policy, when considering whether to approve a proposed related party transaction, factors to be considered include, among other things, the size of the transaction, the amount payable to a related person, the nature of the related party’s interest in the transaction and whether such transaction is on terms at least as favorable to us as the terms generally available to an unaffiliated third-party under the same or similar circumstances.

Corporate Opportunities

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to the Sponsors or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than the company and its subsidiaries) and that may be a business opportunity for such Sponsor, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. None of the Sponsors has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries. See “Description of Capital Stock.”

Transactions Since the Recapitalization

Since January 1, 2009, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediately family members of our directors, executive officers and holders of more than 5% of our voting securities:

Management Agreement

Affiliates of the Sponsors provide management and advisory services pursuant to a management agreement entered into in connection with the consummation of the recapitalization. The fees for services and expenses in the years ended December 31, 2012, 2011 and 2010 aggregated $4.1 million, $4.1 million and $4.2 million, respectively. Three members of our board are affiliated with Thomas H. Lee Partners, L.P.: Mr. Anthony J. DiNovi, Co-President, Mr. Soren L. Oberg, Managing Director, and Ms. Laura A. Grattan, Principal. One member of our board is affiliated with Quadrangle Group LLC: Mr. Steven G. Felsher, Senior Advisor. Pursuant to the terms of that certain management agreement we entered into with affiliates of the Sponsors, dated October 24, 2006 and that certain management letter agreement we entered into with affiliates of the Sponsors, dated March 8, 2013, upon completion of this offering, we expect to pay to the Sponsors $24.0 million and the management agreement will, in accordance with its terms, terminate. Such payment is expected to be made to the Sponsors from certain of the proceeds received from the offering. Such payments will be divided between the Sponsors pro rata in proportion to the relative ownership interest in the company held at the time of offering by the investment funds affiliated with each Sponsor. See “Use of Proceeds.”

Stockholder Agreement

In connection with the recapitalization, we entered into a stockholder agreement (“Stockholder Agreement”) with certain stockholders including the THL Investors; the Quadrangle Investors; our founders, Gary L. West and Mary E. West; and certain of our executive officers, including Thomas B. Barker, Nancee R. Berger, Paul M. Mendlik, David C. Mussman and Steven M. Stangl. The Stockholder Agreement was amended and restated on March 8, 2013 to become effective upon the closing of this offering (“Amended Stockholder Agreement”). None of our executive officers is a party to the Amended Stockholder Agreement. The Amended Stockholder Agreement will provide that our board of directors shall be comprised of between five and eight members at the closing of this offering or such other number as may be specified from time to time by the Board in accordance with our amended and restated certificate of incorporation then in effect, and that certain of our stockholders have the right to designate director nominees to our board of directors, subject to their election by our stockholders at the annual meeting, as follows:

•

the THL Investors will be entitled to designate up to four directors for so long as they own at least the equivalent of 5% of the shares of our company they beneficially own immediately prior to the closing of this offering;

•

the Quadrangle Investors will be entitled to designate one director for so long as they own at least the equivalent of 25% of the shares of our company they beneficially own immediately prior to the closing of this offering; and

•

our chief executive officer will be designated as a director by the holders of a majority of the shares of our common stock that were issued to certain stockholders in connection with the recapitalization.

Subject to applicable limitations in our amended and restated certificate of incorporation, each of the THL Investors and the Quadrangle Investors has the right to cause the resignation and replacement of its director designees at any time and for any reason and to fill any vacancies otherwise resulting in such director positions. Because our Chief Executive Officer will be appointed, and may be terminated, by our board of directors, our Sponsors will effectively have the ability to select our Chief Executive Officer through the designation of directors, subject to ownership of our common stock above a certain threshold.

Registration Rights Agreement

In connection with the recapitalization, we also entered into a registration rights and coordination agreement with certain stockholders including the THL Investors; the Quadrangle Investors; our founders, Gary L. West and Mary E. West; certain of our executive officers, including Thomas B. Barker, Nancee R. Berger, Paul M. Mendlik, David C. Mussman and Steven M. Stangl; and each of their respective permitted assignees. On March 8, 2013, we entered into an amended and restated registration rights and coordination agreement with the THL Investors, the Quadrangle Investors and affiliates of our founders, Gary L. West and Mary E. West (the “Amended Registration Rights Agreement”). Pursuant to the Amended Registration Rights Agreement, subject to certain exceptions and conditions, we are required to register shares of common stock beneficially owned by our Sponsors and affiliates of our founders under the Securities Act, and they will have the right to participate in future registrations of securities by us. See “Shares Available For Future Sale—Registration Rights.” Additionally, our stockholders who are party to the Amended Registration Rights Agreement have agreed to coordinate certain sales by them of our common stock after the effective date of this prospectus made pursuant Rule 144 of the Securities Act or made in block sales to financial institutions.

Office Lease

We lease certain office space owned by 99-Maple Partnership, a partnership whose partners are Mary and Gary West, who collectively beneficially own approximately 24% of our common stock at December 31, 2012. Related party lease expense was approximately $0.7 million for the years ended December 31, 2012, 2011 and 2010. On October 24, 2012, West Business Solutions, LLC, as successor in interest to West Telemarketing Corporation, entered into a Second Lease Amendment and Extension Agreement (the “Lease Amendment”), effective as of November 1, 2012, with 99-Maple Partnership. The Lease Amendment reduced the annual base rent, extended the term from August 31, 2014 to October 31, 2017, and added a change of control provision which provides either party, with ninety day notice, an option for early termination of the lease effective August 31, 2014.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of 475 million shares of common stock, par value $0.001 per share and 25 million shares of preferred stock, par value $0.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and second amended and restated bylaws, which will become effective upon the closing of this offering and which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Holders of common stock are entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds; and

•

upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment or provision for payment of our debts and other liabilities, subject to the prior rights of holders of any outstanding shares of preferred stock.

The holders of our common stock are entitled to receive dividends when, as and if declared from time to time by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock.

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock is not subject to future calls or assessments by us. Except as otherwise required by law, holders of our common stock are not entitled to vote on any amendment or certificate of designation relating to the terms of any series of preferred stock if the holders of the affected series are entitled to vote on such amendment or certificate of designation under the amended and restated certificate of incorporation.

Before the date of this prospectus, there has been no public market for our common stock since our recapitalization in 2006.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, except as described below, to issue up to 25 million shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon completion of the offering, no shares of our authorized preferred stock will be outstanding. Because the board of directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock and could discourage a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Certain Certificate of Incorporation, Bylaw and Statutory Provisions

The provisions of our amended and restated certificate of incorporation and second amended and restated bylaws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Classified Board of Directors. In accordance with the terms of our amended and restated certificate of incorporation and second amended and restated bylaws, our board of directors is divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation and our second amended and restated bylaws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Special Meetings of Stockholders. Our amended and restated certificate of incorporation provides that, except as otherwise expressly provided by the terms of any series of preferred stock permitting the holders of such series of preferred stock to call a special meeting, a special meeting of stockholders may be called only by the chairman of our board of directors or by a resolution adopted by a majority of our board of directors. Holders of our common stock are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation provides that, except as otherwise expressly provided by the terms of any series of preferred stock permitting the holders of such series of preferred stock to act by written consent, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Stockholder Advance Notice Procedure. Our second amended and restated bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The second amended and restated bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary advanced written notice of the stockholder’s intention to do so.

Corporate Opportunity. Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to the Sponsors or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for such Sponsor, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. None of the Sponsors have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Business Combinations. We have opted out of Section 203 of the Delaware General Corporation Law; however, our amended and restated certificate of incorporation contains provisions similar to Section 203, which provide, subject to certain limitations, that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, consolidation, asset or stock sale or other transaction resulting in a direct or indirect financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with the Sponsors or our board of directors because the stockholder approval requirement described above would be inapplicable if our Sponsors or their affiliates sell 15% or more of our voting stock directly to such company or our board of directors approves either the business combination or the transaction which results in such company becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

These provisions of our certificate of incorporation differ from Section 203 of the Delaware General Corporation Law in that they provide that the Sponsors, Gary and Mary West, and their respective affiliates, and any of their respective direct or indirect transferees of 15% or more of our voting stock and affiliates of such direct or indirect transferees, and any group as to which such persons are a party, will not constitute “interested stockholders” for purposes of this provision, while Section 203 of the Delaware General Corporation Law includes no such exceptions. In addition, Section 203 of the Delaware General Corporation Law exempts certain types of business combinations which are not exempted in our certificate of incorporation.

SHARES AVAILABLE FOR FUTURE SALE

Prior to this offering and since our recapitalization in 2006, there has been no market for our common stock and we cannot assure you that a significant market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after those restrictions lapse could also adversely affect the trading price of our common stock.

Sales of Restricted Securities

Upon the closing of this offering, we will have outstanding 83,422,374 shares of common stock, based on the number of shares outstanding at March 7, 2013, giving effect to the issuance of 21,275,000 shares of common stock in this offering.

Of the shares to be outstanding after the closing of this offering, all of the shares sold by us in this offering will be freely tradable without restriction under the Securities Act, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. The remaining 62,147,374 shares of common stock are “restricted” shares under Rule 144 and therefore generally may be sold in the public market only in compliance with Rule 144. In addition, substantially all of these restricted securities will be subject to the lock-up agreements described below.

Lock-up Agreements

Our officers, directors and other stockholders who own 60,583,466 shares of our common stock, which represents greater than 97.5% of shares immediately prior to the offering, will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock held by them for 180 days, subject to certain exceptions. See “Underwriting” for a description of these lock-up agreements.

Rule 144

In general, under Rule 144, once we have been subject to public company requirements for at least 90 days, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

Approximately 1,563,908 shares of our common stock that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the closing of this offering, subject to holding period requirements.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 834,224 shares immediately after this offering; and

•

the average weekly trading volume in our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, subject to the lock-up agreements discussed above, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in compliance with the manner of sale provisions of Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Stock Options

As of December 31, 2012, we had outstanding options to purchase 3,157,990 shares of common stock, of which options to purchase 1,177,547 shares of common stock were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options as well as all shares of our common stock that may be covered by additional options and other awards granted under the Purchase Plan and the LTIP. Please see “Executive Compensation—2013 Employee Stock Purchase Plan” and “Executive Compensation—2013 Long-Term Incentive Plan” for additional information regarding these plans. Shares of our common stock issued under the S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Registration Rights

Following this offering, the holders of 58,899,908 shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. STOCKHOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock by a Non-U.S. Stockholder. For purposes of this discussion, a Non-U.S. Stockholder is a beneficial owner of our common stock that is treated for U.S. federal tax purposes as:

•	a non-resident alien individual;

•	a corporation created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, other than a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not address the tax consequences to an entity treated as a partnership for U.S. federal income tax purposes or persons investing through such an entity. If such an entity holds our common stock, the tax treatment of a member of the entity will generally depend on the status of the member and the activities of the entity. A member of such an entity should consult its own tax advisors as to the U.S. federal income and estate tax consequences of being a partner in a partnership that purchases, owns or disposes of our common stock.

This summary assumes that our common stock is held as a capital asset (generally, property held for investment). This summary is of a general nature and thus does not address all of the U.S. federal income and estate tax considerations that might be relevant to a Non-U.S. Stockholder in light of its particular circumstances or to a Non-U.S. Stockholder subject to special treatment under U.S. federal tax laws. Furthermore, this summary does not discuss any aspects of U.S. federal gift, state, local or non-U.S. taxation. This summary is based on current provisions of the Code, U.S. Treasury regulations, judicial opinions, published positions of the IRS and other applicable authorities, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of our common stock is advised to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of our common stock. No assurance exists that the IRS will not challenge any of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Stockholder of purchasing, owning and disposing of our common stock.

PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION AND ANY APPLICABLE TAX TREATY.

Distributions

If we make distributions on our common stock, the distributions will be dividends for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital that will first reduce your basis, but not below zero, and then will be treated as gain on sale of stock (as discussed further below).

Any dividend paid to a Non-U.S. Stockholder with respect to our common stock generally will be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). Generally, a

Non-U.S. Stockholder must certify as to its eligibility for reduced withholding under an applicable income tax treaty on a properly completed IRS Form W-8BEN in order to obtain the benefits of such treaty. A Non-U.S. Stockholder that does not timely provide us with the required certification, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Stockholders should consult their tax advisors regarding their possible entitlement to benefits under a tax treaty.

If, however, the Non-U.S. Stockholder provides a valid IRS Form W-8ECI, certifying that the dividend is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the United States, and otherwise complies with applicable certification requirements, the dividend will not be subject to withholding. Instead, such dividend will be subject to U.S. federal income tax in the manner described below under “Effectively Connected Income.”

Sale, Exchange or Other Taxable Disposition of Our Common Stock

Except as otherwise discussed below, a Non-U.S. Stockholder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of our common stock unless (i) such gain is effectively connected with the Non-U.S. Stockholder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Stockholder in the United States), (ii) the Non-U.S. Stockholder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale, exchange or other taxable disposition occurs and certain other conditions are met, (iii) the Non-U.S. Stockholder is subject to provisions applicable to certain U.S. expatriates, or (iv) we are or become a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes and certain other conditions are met. We do not believe that we are or will become a USRPHC, however, there can be no assurance in that regard.

Gain described in clause (i) immediately above will be subject to U.S. federal income tax in the manner described below under “Effectively Connected Income.” During each taxable year, a Non-U.S. Stockholder described in clause (ii) immediately above will be subject to tax at a 30% rate (or such lower rate specified by an applicable income tax treaty) on the net gain derived from the sale, exchange or other taxable disposition, which may be offset by U.S.-source capital losses of the Non-U.S. Stockholder during the taxable year.

Effectively Connected Income

Any dividend with respect to, or gain recognized upon the sale, exchange or other taxable disposition of, our common stock that is effectively connected with a trade or business carried on by a Non-U.S. Stockholder within the United States (and, if an income tax treaty applies, that is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Stockholder in the United States) will be subject to U.S. federal income tax, based on the Non-U.S. Stockholder’s net effectively connected income, generally in the same manner as if the Non-U.S. Stockholder were a U.S. person for U.S. federal income tax purposes. If a dividend or gain is effectively connected with a U.S. trade or business of a Non-U.S. Stockholder that is a corporation for U.S. federal income tax purposes, such corporate Non-U.S. Stockholder may also be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), subject to certain adjustments. Non-U.S. Stockholders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reporting to the IRS and to each Non-U.S. Stockholder will be required as to the amount of distributions (other than certain distributions treated as gain on sale of stock) paid to such Non-U.S. Stockholder and the amount, if any, of tax withheld with respect to such distributions. This information may also be made available to the tax authorities in the Non-U.S. Stockholder’s country of residence. Dividends generally are not subject to “backup withholding” if the Non-U.S. Stockholder properly certifies as to its non-U.S. status (usually by completing an IRS Form W-8BEN or IRS Form W-8ECI).

The payment of the proceeds of the sale, exchange or other disposition of our common stock to or through the U.S. office of a broker will be subject to both backup withholding and information reporting unless the Non-U.S. Stockholder, or beneficial owner thereof, as applicable, certifies its non-U.S. status on IRS Form W-8BEN or IRS Form W-8ECI or otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also generally apply to payments of the proceeds of a sale, exchange or other disposition of our common stock by non-U.S. offices of U.S. brokers or non-U.S. brokers with certain types of relationships to the United States unless the Non-U.S. Stockholder establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a Non-U.S. Stockholder may be refunded or credited against such Non-U.S. Stockholder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Estate Tax

A non-resident alien individual should note that shares of our common stock held by (i) such individual or (ii) an entity created by such individual and included in such individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such individual and with respect to which the individual has retained certain interests or powers), will be, absent an applicable treaty, treated as U.S. situs property subject to U.S. federal estate tax. Accordingly, non-resident alien individuals may be subject to U.S. federal estate tax on all or a portion of the value of our common stock owned, directly or indirectly, at the time of their death. Prospective investors who are non-resident alien individuals (or entities created by such individuals that are included in such individuals’ gross estates for U.S. federal estate tax purposes) are urged to consult their tax advisors concerning the potential U.S. federal estate tax consequences with respect to owning our common stock.

FATCA Withholding

Under legislation commonly known as the Foreign Account Tax Compliance Act or “FATCA,” a 30% withholding tax generally will be imposed on dividends with respect to, and the gross proceeds from a disposition of, shares of our common stock paid to (i) a foreign financial institution (as defined in Section 1471(d)(4) of the Code and the U.S. Treasury regulations promulgated thereunder), unless the foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose certain information regarding its U.S. account holders (including certain account holders that are foreign entities that have U.S. owners) and satisfies certain other requirements, and (ii) certain other non-U.S. entities, unless the entity provides the payor with certain information regarding certain direct and indirect U.S. owners of the entity, or certifies that it has no such U.S. owners, and complies with certain other requirements. The tax generally will apply to dividends paid with respect to our common stock after December 31, 2013 and gross proceeds from the sale, exchange or other taxable disposition of shares of our common stock occurring after December 31, 2016. Under certain circumstances, a Non-U.S. Stockholder might be eligible for refunds or credits of the tax. You are encouraged to consult with your own tax advisor regarding the possible implications of this recently enacted legislation on your investment in shares of our common stock, including the potential applicability of any intergovernmental agreements entered into between the United States and countries in which you are resident or maintain a branch.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the joint book-running managers and representatives of the underwriters. Merrill Lynch Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., and Wells Fargo Securities, LLC are also joint book-running managers on this transaction.

Name	Number of Shares
Goldman, Sachs & Co.	5,850,625
Morgan Stanley & Co. LLC	5,850,625
Merrill Lynch Pierce, Fenner & Smith Incorporated	2,127,500
Barclays Capital Inc.	1,489,250
Citigroup Global Markets Inc.	1,276,500
Deutsche Bank Securities Inc.	1,276,500
Wells Fargo Securities, LLC	851,000
Robert W. Baird & Co. Incorporated	744,625
William Blair & Company, L.L.C.	744,625
Evercore Group L.L.C.	638,250
Sanford C. Bernstein & Co., LLC	425,500

TOTAL	21,275,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.69 per share under the public offering price. No underwriter may allow, and no dealer may re-allow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 3,191,250 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option if they sell more shares than the total number of shares set forth in the table above. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the number listed next to “Total” in the preceding table. If the underwriters’ option to purchase additional shares is exercised in full, the total price to the public of all the shares of common stock sold would be $489.3 million, the total underwriters’ discounts and commissions paid by us would be $28.1 million, and the total net proceeds (before expenses) would be $461.2 million.

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Total
	No Exercise	Full Exercise
Per Share	$1.15	$1.15
Total	$24,466,250	$28,136,188

In addition, we estimate that the costs of this offering payable by us, other than underwriting discounts and commissions, will be approximately $3.5 million (of which $1.8 million had been paid as of December 31, 2012, and $0.6 million of such $1.8 million was previously recognized as expense), which includes legal, accounting and printing costs and various other fees associated with registration and listing of our common stock. We are paying the reasonable fees and disbursements of counsel for the underwriters in connection with any required review by FINRA in connection with this offering, in an amount not to exceed $25,000.

The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

We, all of our directors and executive officers and holders of more than 97.4% of, shares of our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, any options or warrants to purchase shares any shares of our common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock. The restrictions described in this paragraph do not apply to:

•

transactions by any person other than us relating to common stock or other securities acquired in open market transactions, block purchases or another public offering, each after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall be required or shall be voluntarily made in connection with subsequent sales of securities purchased in such transaction;

•

transfers of common stock or any security convertible into common stock as a bona fide gift, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transaction other than a filing on Form 5 after the expiration of such 180 day period, provided further that such transaction shall be a disposition for no value, and provided further that the transferee agrees with the underwriters to be bound by such restrictions for the remainder of such 180 day period;

•

transfers to any trust or limited partnership for the direct or indirect benefit of the transferor or the immediate family of the transferor for estate planning purposes, provided the stockholder shall use reasonable efforts to structure the transfer or distribution such that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall be required, and not make any voluntary filings under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock, provided further that such transaction shall be a disposition for no value, and provided further that the transferee agrees with the underwriters to be bound by such restrictions for the remainder of such 180 day period;

•

transfers or distributions by a stockholder who is subject to a lock-up of common stock to limited or general partners, limited liability company members, stockholders or affiliates of such stockholder, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall be required or shall be voluntarily made in connection with such transaction, provided further that such transaction shall be a disposition for no value, and provided further that the transferee agrees with the underwriters to be bound by such restrictions for the remainder of such 180 day period;

•	transfers by will or intestacy, provided that the transferee agrees with the underwriters to be bound by such restrictions for the remainder of such 180 day period;

•

the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by us of options to purchase our common stock under stock option or similar plans as in effect on the date of the underwriting agreement and as described in this prospectus;

•

the registration and issuance of securities by us in connection with an acquisition or strategic investment, provided that the recipient of such securities agrees with the underwriters to be bound by such restrictions for the remainder of such 180 day period, and provided further that the total number of securities so registered and issued shall not exceed 10% of the total number of shares of common stock outstanding after this offering;

•

the filing by us of any registration statement on Form S-8 relating to the offering of securities pursuant to the terms of a stock option or similar plan in effect on the date of the underwriting agreement and described in this prospectus;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted periods; or

•	the sale of shares to the underwriters.

The 180-day restricted period described in the preceding paragraph will be extended if: (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to our company occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period. In such case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless Goldman, Sachs & Co. and Morgan Stanley & Co. LLC waive such extension. Our employees who are subject to the foregoing restrictions will be released from such restrictions on the later of 90 days after the date of this offering or 30 days after termination of employment if their employment is terminated without cause and the employee is not then in possession of material nonpublic information regarding us.

In addition, we and each such person agree that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities, as well as other purchases by the underwriters for their own accounts, may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “WSTC.”

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock since our recapitalization in 2006. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, as well as the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us for which they received or will receive customary fees and expenses. In particular, affiliates of Goldman, Sachs & Co. Morgan Stanley & Co. LLC, Merrill Lynch Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC, underwriters in this offering, are parties to our senior secured term loan facility. Each of our senior secured term loan facility and our senior secured revolving credit facility was negotiated on an arms’ length basis and contains customary terms pursuant to which the lenders receive customary fees. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In particular, various investment funds affiliated with Goldman, Sachs & Co. collectively indirectly own approximately 10% of the issuer’s common stock through investments in investment funds affiliated with Thomas H. Lee Partners, L.P. The affiliated funds do not, directly or indirectly, have voting or investment control over these securities.

Solebury Capital LLC, or Solebury, a FINRA member, is acting as our financial advisor in connection with the offering. We expect to pay Solebury, upon the successful completion of this offering, a fee of $850,000 for its services, and, in our discretion, may pay Solebury an additional incentive fee of up to $100,000. Solebury is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Solebury will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

The underwriters have agreed to reimburse us for certain expenses up to a maximum of $950,000 in the aggregate in connection with the offering.

We and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the shares may not be made to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the several underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The sellers of shares have not authorized and do not authorize the making of any offer of the shares through any financial intermediary, other than offers made by the underwriters with a view to underwriting the shares as contemplated in this prospectus supplement and the accompanying prospectus. Accordingly, no purchaser of shares, other than the underwriters, is authorized to make any further offer of shares on behalf of the sellers or the underwriters.

United Kingdom

Each underwriter has represented and agreed that, in connection with the distribution of the shares,

(a) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and

(b) it will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue and sale of such shares in circumstances in which Section 21(1) of the FSMA does not apply to us.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement and the accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

CONFLICTS OF INTEREST

Because Goldman, Sachs & Co. is an underwriter and its affiliates collectively indirectly own approximately 10% of the issuer’s common stock through investments in investment funds affiliated with Thomas H. Lee Partners, L.P., Goldman, Sachs & Co. is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority.

Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence in respect thereto, subject to certain exceptions which are not applicable here. Morgan Stanley & Co. LLC will serve as a qualified independent underwriter within the meaning of Rule 5121 in connection with this offering. Morgan Stanley & Co. LLC will not receive any additional compensation for acting as a qualified independent underwriter. In addition, no underwriter with a conflict of interest will confirm sales to any accounts over which it exercises discretionary authority without first receiving a written consent from those accounts. We have agreed to indemnify Morgan Stanley & Co. LLC against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the shares of common stock offered hereby, will be passed upon for us by Sidley Austin LLP. Ropes & Gray LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The financial statements as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and the related financial statement schedule included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement without charge at the SEC’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC’s Public Reference Room at the SEC’s principal office, at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF WEST CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

West Corporation

Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of West Corporation and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of West Corporation and subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

February 8, 2013 (March 8, 2013 as to the effects of the reverse stock split described in Note 19)

WEST CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Years Ended December 31,
	2012	2011	2010
REVENUE	$2,638,024	$2,491,325	$2,388,211
COST OF SERVICES	1,224,459	1,113,289	1,057,008
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	935,390	909,908	911,022

OPERATING INCOME	478,175	468,128	420,181

OTHER INCOME (EXPENSE):
Interest income	408	447	255
Interest expense	(271,951)	(269,863)	(305,528)
Other, net	977	5,815	5,872

Other expense	(270,566)	(263,601)	(299,401)

INCOME BEFORE INCOME TAX EXPENSE	207,609	204,527	120,780

INCOME TAX EXPENSE	82,068	77,034	60,476

NET INCOME	$125,541	$127,493	$60,304

EARNINGS (LOSS) PER COMMON SHARE:
Basic Class L		$17.18	$17.07

Diluted Class L		$16.48	$16.37

Basic Common	$2.04	$(4.01)	$(10.00)

Diluted Common	$1.98	$(4.01)	$(10.00)

Proforma earnings per common share (unaudited):
Basic common	$1.61

Diluted common	$1.57

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic Class L		9,984	9,975
Diluted Class L		10,408	10,399
Basic Common	61,528	10,989	10,994
Diluted Common	63,523	10,989	10,994

The accompanying notes are an integral part of these financial statements.

WEST CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(AMOUNTS IN THOUSANDS)

	Years Ended December 31,
	2012	2011	2010
Net income	$125,541	$127,493	$60,304

Foreign currency translation adjustments, net of tax of $(3,650), $11,176 and $3,014	5,955	(18,234)	(4,918)

Reclassification of a cash flow hedge into earnings, net of tax of $2,626, $(3,180) and $0	(4,284)	5,188	—

Unrealized gain (loss) on cash flow hedges, net of tax of $(4,434), $(4,450) and $2,821	7,234	7,260	(4,602)

Comprehensive income	$134,446	$121,707	$50,784

The accompanying notes are an integral part of these financial statements.

WEST CORPORATION

CONSOLIDATED BALANCE SHEETS

(AMOUNTS IN THOUSANDS)

	December 31,
	2012	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$179,111	$93,836
Trust and restricted cash	14,518	16,446
Accounts receivable, net of allowance of $10,439 and $11,627	444,411	413,813
Deferred income taxes receivable	13,148	10,068
Prepaid assets	42,129	37,042
Deferred expenses	38,442	19,985
Other current assets	29,333	30,596

Total current assets	761,092	621,786
PROPERTY AND EQUIPMENT:
Property and equipment	1,209,873	1,133,070
Accumulated depreciation and amortization	(844,977)	(782,215)

Total property and equipment, net	364,896	350,855
GOODWILL	1,816,851	1,762,635
INTANGIBLE ASSETS, net of accumulated amortization of $469,534 and $424,705	285,672	333,147
OTHER ASSETS	219,642	159,095

TOTAL ASSETS	$3,448,153	$3,227,518

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$120,247	$79,439
Accrued expenses	312,296	323,436
Current maturities of long-term debt	25,125	15,425

Total current liabilities	457,668	418,300

LONG-TERM OBLIGATIONS, less current maturities	3,992,531	3,500,940
DEFERRED INCOME TAXES	132,398	121,521
OTHER LONG-TERM LIABILITIES	115,242	83,170

Total liabilities	4,697,839	4,123,931
COMMITMENTS AND CONTINGENCIES (Note 14)
STOCKHOLDERS’ DEFICIT
Common Stock $0.001 par value, 475,000 shares authorized, 62,178 and 61,331 shares issued and 62,086 and 61,284 shares outstanding	62	61
Additional paid-in capital	1,720,639	1,695,830
Retained deficit	(2,941,948)	(2,556,448)
Accumulated other comprehensive loss	(23,131)	(32,036)
Treasury stock at cost (92 and 47 shares)	(5,308)	(3,820)

Total stockholders’ deficit	(1,249,686)	(896,413)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$3,448,153	$3,227,518

The accompanying notes are an integral part of these financial statements.

WEST CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)

	Years Ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$125,541	$127,493	$60,304
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	107,455	103,207	103,330
Amortization	74,967	68,701	67,000
Asset impairment	3,715	—	—
Goodwill impairment	—	—	37,675
Provision for share based compensation	25,849	23,341	4,233
Deferred income tax expense	1,318	23,716	20,837
Debt amortization	17,321	13,449	35,263
Non cash gain on hedge agreements	—	(4,665)	(3,978)
(Gain) loss on disposal of equipment	(432)	232	652
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(22,049)	(32,372)	(11,023)
Other assets	(52,203)	(34,852)	(9,521)
Accounts payable	33,187	6,163	(1,519)
Accrued expenses and other liabilities	4,247	53,774	9,576

Net cash flows from operating activities	318,916	348,187	312,829

CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions, net of cash acquired of $1,350, $4,780 and $2,138	(77,264)	(211,639)	(33,496)
Collections applied to principal of portfolio receivables	—	—	13,739
Purchase of property and equipment	(125,489)	(117,913)	(118,191)
Other	1,131	111	52

Net cash flows from investing activities	(201,622)	(329,441)	(137,896)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from new term loan facility	970,000	—	—
Payment on term loan facility	(448,434)	—	—
Dividends paid	(510,634)	—	—
Payments of long-term revolving credit obligations	(305,800)	(786,300)	(1,374,781)
Proceeds from issuance of long-term revolving credit obligations	305,800	786,300	1,301,850
Debt issuance costs	(27,566)	(1,029)	(31,083)
Principal repayments of long-term obligations	(20,274)	(17,201)	(26,747)
Payments of capital lease obligations	(43)	(945)	(2,115)
Repurchase of common stock	(1,488)	(5,845)	(970)
Proceeds from stock options exercised including excess tax benefits	5,309	1,840	897
Repayments of portfolio notes payable	—	—	(686)
Other	—	—	(16)

Net cash flows from financing activities	(33,130)	(23,180)	(133,651)

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	1,111	477	(2,557)
NET CHANGE IN CASH AND CASH EQUIVALENTS	85,275	(3,957)	38,725
CASH AND CASH EQUIVALENTS, Beginning of period	93,836	97,793	59,068

CASH AND CASH EQUIVALENTS, End of period	$179,111	$93,836	$97,793

The accompanying notes are an integral part of these financial statements.

WEST CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(AMOUNTS IN THOUSANDS, EXCEPT SHARES)

	Common Stock	Additional Paid-in Capital	Retained Deficit	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
BALANCE, January 1, 2010	$11	$—	$(2,408,693)	$(53)	$(16,730)	$(2,425,465)
Net income			60,304			60,304
Foreign currency translation adjustment, net of tax of $3,014					(4,918)	(4,918)
Unrealized gain on cash flow hedges, net of tax of $2,821					(4,602)	(4,602)
Executive Deferred Compensation Plan distributions, net (53,703 shares distributed)		(305)				(305)
Executive Deferred Compensation Plan valuation change		(275)				(275)
Stock options exercised including related tax benefits (9,800 shares)		897				897
Purchase of stock at cost (13,285 shares)				(970)		(970)
Share based compensation		2,099				2,099
Accretion of class L common stock priority return preference		(2,416)	(167,849)			(170,265)

BALANCE, December 31, 2010	11	—	(2,516,238)	(1,023)	(26,250)	(2,543,500)
Net income			127,493			127,493
Conversion of Class L common stock to common stock	50	1,675,384				1,675,434
Foreign currency translation adjustment, net of tax of $11,176					(18,234)	(18,234)
Reclassification of a cash flow hedge into earnings, net of tax of $(3,180)					5,188	5,188
Unrealized gain on cash flow hedges, net of tax of $(4,450)					7,260	7,260
Executive Deferred Compensation Plan activity, net (73,379 shares distributed)		3,101				3,101
Stock options exercised including related tax benefits (124,288 shares)		659				659
Purchase of stock at cost (33,098 shares)				(2,797)		(2,797)
Share based compensation		20,550				20,550
Accretion of class L common stock priority return preference		(3,864)	(167,703)			(171,567)

BALANCE, December 31, 2011	61	1,695,830	(2,556,448)	(3,820)	(32,036)	(896,413)
Net income			125,541			125,541
Dividends declared (cash dividend/$8.00 per share)			(511,041)			(511,041)
Foreign currency translation adjustment, net of tax of ($3,650)					5,955	5,955
Reclassification of a cash flow hedge into earnings, net of tax of $2,626					(4,284)	(4,284)
Unrealized gain on cash flow hedges, net of tax of $(4,434)					7,234	7,234
Executive Deferred Compensation Plan activity, net (128,527 shares distributed)		4,213				4,213
Stock options exercised including related tax benefits (738,507 shares)	1	6,436				6,437
Purchase of stock at cost (44,392 shares)				(1,488)		(1,488)
Share based compensation		14,160				14,160

BALANCE, December 31, 2012	$62	$1,720,639	$(2,941,948)	$(5,308)	$(23,131)	$(1,249,686)

The accompanying notes are an integral part of these financial statements.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS

Business Description: West Corporation (the “Company” or “West”) is a leading provider of technology-driven communication services. “We,” “us” and “our” also refer to West and its consolidated subsidiaries, as applicable. We offer a broad portfolio of services, including conferencing and collaboration, unified communications, alerts and notifications, emergency communications, business process outsourcing and telephony / interconnect services. The scale and processing capacity of our proprietary technology platforms, combined with our expertise in managing voice and data transactions, enable us to provide reliable, high-quality, mission-critical communications designed to maximize return on investment for our clients. Our clients include Fortune 1000 companies, along with small and medium enterprises in a variety of industries, including telecommunications, retail, financial services, public safety, technology and healthcare. We have sales and operations in the United States, Canada, Europe, the Middle East, Asia-Pacific, Latin America and South America.

We operate in two business segments:

•	Unified Communications, including conferencing and collaboration services, event services, Internet Protocol (“IP”)-based unified communication solutions and alerts and notification services; and

•	Communication Services, including emergency communication services, automated call processing, telephony / interconnect services and agent-based services.

Unified Communications

— Conferencing & Collaboration Services. Operating under the InterCall® brand, we are the largest conferencing services provider in the world based on conferencing revenue, according to Wainhouse Research. We managed approximately 134 million conference calls in 2012, an 11 percent increase over 2011. We provide our clients with an integrated global suite of meeting services.

— Event Services. InterCall offers multimedia platforms designed to give our clients the ability to create, manage, distribute and reuse content internally and externally. Through a combination of proprietary products and strategic partnerships, our clients have the tools to support all of their internal and external multimedia requirements.

— IP-Based Unified Communications Solutions. We provide our clients with enterprise class IP-based communications solutions enabled by our technology. We offer hosted IP-private branch exchange (“PBX”) and enterprise call management, hosted and managed multi-protocol label switching (“MPLS”) network solutions, unified communications partner solution portfolio services, cloud-based security services, integrated conferencing/desktop messaging and presence tools, and professional services and systems integration expertise.

— Alerts & Notifications Services. Our technology platforms allow clients to manage and deliver automated, proactive and personalized communications. We use multiple delivery channels (voice, text messaging, email, social media and fax), based on the preference of the recipient. For example, we deliver patient notifications and send and confirm appointments and prescription reminders on behalf of our healthcare clients; send and receive automated outage notifications on behalf of our utility clients; and transmit emergency evacuation notices on behalf of municipalities.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Communication Services

— Emergency Communications Services. We believe we are one of the largest providers of emergency communications services, based on the number of 9-1-1 calls that we and other participants in the industry facilitate. Our services are critical in facilitating public safety agencies’ ability to receive emergency calls from citizens. Our clients generally enter into long-term contracts and fund their obligations through monthly charges on users’ telephone bills.

— Automated Call Processing. We believe we have developed a best-in-class automated customer service platform. Our services allow our clients to effectively communicate with their customers through inbound and outbound interactive voice response (“IVR”) applications using natural language speech recognition, automated voice prompts and network-based call routing services. In addition to these front-end customer service applications, we also provide analyses that help our clients improve their automated communications strategy. Our open standards-based platform allows the flexibility to integrate new capabilities, such as mobility, social media and cloud-based services.

— Telephony / Interconnect Services. Our telephony / interconnect services support the merging of traditional telecom, mobile and IP technologies to service providers and enterprises. We are a leading provider of local and national tandem switching services to carriers throughout the United States. We leverage our proprietary customer traffic information system, sophisticated call routing and control facility to provide tandem interconnection services to the competitive marketplace, including wireless, wire-line, cable telephony and Voice over Internet Protocol (“VoIP”) companies. We entered this market through the acquisition of HyperCube LLC (“HyperCube”) in March 2012.

— Agent-Based Services. We provide our clients with large-scale, agent-based services. We target opportunities that allow our agent-based services to be a part of larger strategic client engagements and with clients for whom these services can add value. We believe that we are known in the industry as a premium provider of these services. We offer a flexible model that includes on-shore, off-shore and virtual home-based agent capabilities to fit our clients’ needs.

Basis of Consolidation: The consolidated financial statements include our accounts and the accounts of our wholly owned and majority owned subsidiaries. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: In our Unified Communications segment, conferencing and event services are generally billed and revenue recognized on a per participant minute basis. Web services are generally billed and revenue recognized on a per participant minute basis or, in the case of operating license arrangements, generally billed in advance and revenue recognized ratably over the service life period, IP-based services are generally billed and revenue recognized on a per seat basis and alerts and notifications services are generally billed, and revenue recognized, on a per message or per minute basis. We also charge clients for additional features, such as conference call recording, transcription services or professional services. Our Communication Services segment recognizes revenue for platform-based and agent-based services in the month that services are performed and services are generally billed based on call duration, hours of input, number of calls or a contingent basis.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Emergency communications services revenue within the Communication Services segment is generated primarily from monthly fees based on the number of billing telephone numbers and cell towers covered under contract. In addition, product sales and installations are generally recognized upon completion of the installation and client acceptance of a fully functional system or, for contracts that are completed in stages, recognized upon completion of such stages. Contracts for annual recurring services such as support and maintenance agreements are generally billed in advance and are recognized as revenue ratably (on a monthly basis) over the contractual periods.

Revenue for contingent collection services and overpayment identification and recovery services is recognized in the month collection payments are received based upon a percentage of cash collected or other agreed upon contractual parameters. In December 2010, we sold the balance of the investment in receivable portfolios and no longer purchase receivables for collection. Prior to the sale, we used either the level-yield method or the cost recovery method to recognize revenue on these purchased receivable portfolios.

Revenue for telephony / interconnect services is recognized in the period the service is provided and when collection is reasonably assured. These telephony / interconnect services are primarily comprised of switched access charges for toll-free origination services, which are paid primarily by interexchange carriers.

Cost of Services: Cost of services includes labor, sales commissions, telephone and other expenses directly related to service activities.

Selling, General and Administrative Expenses: Selling, general and administrative expenses consist of expenses that support the ongoing operation of our business. These expenses include costs related to division management, facilities costs, depreciation, maintenance, amortization of finite-lived intangible assets, sales and marketing activities, client support services, bad debt expense, impairment charges and corporate management costs.

Other Income (Expense): Other income (expense) includes interest expense from borrowings under credit facilities, interest income from short-term investments, investment gains or losses in the assets held in our deferred compensation plans and foreign currency transaction gains (losses) on affiliate transactions denominated in currencies other that the functional currency.

Cash and Cash Equivalents: We consider short-term investments with original maturities of three months or less at acquisition to be cash equivalents.

Trust and Restricted Cash: Trust cash represents cash collected on behalf of our clients that has not yet been remitted to them. A related liability is recorded in accounts payable until settlement with the respective clients. Restricted cash primarily represents cash held as collateral for certain letters of credit.

Financial Instruments: Cash and cash equivalents, accounts receivable and accounts payable are short-term in nature and the net values at which they are recorded are considered to be reasonable estimates of their fair values.

Accounts Receivable: Accounts receivable from customers is presented net of an allowance for doubtful accounts of approximately $10.4 million and $11.6 million at December 31, 2012 and 2011, respectively.

Property and Equipment: Property and equipment are recorded at cost. Depreciation expense is based on the estimated useful lives of the assets or remaining lease terms, whichever is shorter, and is calculated on the straight-line method. Our owned buildings have estimated useful lives ranging from 20 to 39 years and the

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

majority of the other assets have estimated useful lives of three to five years. We review property, plant and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of an asset “held-for-use” is determined by comparing the carrying amount of the asset to the undiscounted net cash flows expected to be generated from the use of the asset. If the carrying amount is greater than the undiscounted net cash flows expected to be generated by the asset, the asset’s carrying amount is reduced to its fair value. An asset “held-for-sale” is reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Intangible Assets: Goodwill at December 31, 2012 and 2011 was $1,816.9 million and $1,762.6 million, respectively. Intangible assets at December 31, 2012 and 2011, net of accumulated amortization, were $287.6 million and $333.1 million, respectively. Goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment on an annual basis. We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the fourth quarter or more frequently if we believe indicators of impairment exist. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. At December 31, 2012, our reporting units were one level below our operating segments. The performance of the impairment test involves a two-step process. The first step of the goodwill impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. We determine the fair value of our reporting units using the discounted cash flow methodology. The discounted cash flow methodology requires us to make key assumptions such as projected future cash flows, growth rates, terminal value and a weighted average cost of capital. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill.

Our indefinite-lived intangible assets consist of trade names and their values are assessed separately from goodwill in connection with our annual impairment testing. This assessment is made using the relief-from royalty method, under which the value of a trade name is determined based on a royalty that could be charged to a third party for using the trade name in question. The royalty, which is based on a reasonable rate applied against forecasted sales, is tax-effected and discounted to present value. The most significant assumptions in this evaluation include estimated future sales, the royalty rate and the after-tax discount rate.

Our finite-lived intangible assets are amortized over their estimated useful lives. Our finite-lived intangible assets are tested for recoverability whenever events or changes in circumstances such as reductions in demand or significant economic slowdowns are present on intangible assets used in operations that may indicate the carrying amount is not recoverable. Reviews are performed to determine whether the carrying value of an asset is recoverable, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that the carrying value is not recoverable, the impaired asset is written down to fair value.

Other Assets: Other assets primarily include the unamortized balance of debt acquisition costs, assets held in non-qualified deferred compensation plans, and the unamortized balance of internally developed capitalized software and licensing agreements. The assets held in the non-qualified deferred compensation plans represent mutual funds invested in debt and equity securities and are classified as trading securities as employees have the ability to change the investment allocation of their deferred compensation at any time. These investments are reported at fair value with unrealized gains (losses) of $3.3 million, $(1.3) million and $2.9 million for the years ended December 31, 2012, 2011, and 2010, respectively, recognized currently within other income. The

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

underlying obligation, recorded in other liabilities, is likewise reported at the investments’ fair value with adjustments recognized currently within compensation expense. Both the investments and the obligations are classified as non-current.

Income Taxes: We file a consolidated United States income tax return. We use an asset and liability approach for the financial reporting of income taxes in accordance with Accounting Standards Codification Topic 740 Income Taxes (“ASC 740”). Deferred income taxes arise from temporary differences between financial and tax reporting. Income tax expense has been provided on the portion of foreign source income that we have determined will be repatriated to the United States. We record uncertain tax positions based on a two-step process, whereby (1) we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more likely than not recognition threshold, we would recognize the largest amount of tax benefit that is greater than fifty percent likely to be realized upon ultimate settlement with the related tax authority.

Other Long-Term Liabilities: Other long-term liabilities primarily include liabilities held in non-qualified deferred compensation plans, uncertain tax positions and non-current deferred revenue.

Comprehensive Income: Comprehensive income is composed of unrealized gains or losses on foreign currency translation adjustments arising from changes in exchange rates of our foreign subsidiaries. Assets and liabilities are translated at the exchange rates in effect on the balance sheet dates. The translation adjustment is included in comprehensive income, net of related tax expense. Also, the gain or loss on the effective portion of cash flow hedges (i.e., change in fair value) is initially reported as a component of comprehensive income. The remaining gain or loss is recognized in interest expense in the same period in which the cash flow hedge affects earnings. These are our only components of comprehensive income.

Stock Based Compensation: We are required to recognize expense related to the fair value of employee stock option awards and to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award.

Recapitalization: On October 24, 2006, we completed a recapitalization (the “recapitalization”) of the Company. Pursuant to such recapitalization, our publicly traded securities were cancelled in exchange for cash. The recapitalization was accounted for as a leveraged recapitalization, whereby the historical bases of our assets and liabilities were maintained.

Conversion: On December 30, 2011, we completed the conversion of our outstanding Class L Common Stock into shares of Class A Common Stock (the “Conversion”) by filing amendments to our amended and restated certificate of incorporation (the “Charter Amendments”) with the Delaware Secretary of State. Upon the effectiveness of the filing of the Charter Amendments, each share of our outstanding Class L Common Stock was converted into 5.03625 shares of Class A Common Stock.

Prior to the Conversion, our equity investors (i.e., the Sponsors, the Founders and certain members of management) owned a combination of Class L and Class A shares (in strips of eight Class A shares and one Class L share per strip). Supplemental management incentive equity awards (restricted stock and option programs) were implemented with Class A shares/options only.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

A reconciliation of the Class L common shares for the year ended December 31, 2011 is presented below, in thousands:

2011
Beginning of period balance	$1,504,445
Accretion of Class L common stock priority return preference	171,567
Executive Deferred Compensation Plan activity	2,826
Purchase of Class L shares	(3,404)
Conversion of Class L common stock to Class A common stock	(1,675,434)

End of period balance	$—

Reclassification of Common Stock:—On December 30, 2011, following the Conversion, all of the then outstanding shares of Class A Common Stock were reclassified as shares of Common Stock pursuant to the filing of the Charter Amendments (the “Reclassification”). Following the Reclassification, all shares of Common Stock share proportionately in dividends. The Charter Amendments also increased our number of authorized shares to nine hundred million (900,000,000) shares of Class A Common Stock and one hundred million (100,000,000) shares of Class L Common Stock. Following consummation of the Conversion and the Reclassification, we had one billion authorized shares of Common Stock.

As a result of the reclassification of Class A common stock to common stock, references to “Class A common stock” were changed to “common stock” for all periods presented.

Dividend—On August 15, 2012, our Board of Directors declared a special cash dividend of $8.00 per share to be paid to stockholders of record as of August 15, 2012. In addition, dividend equivalents were credited to notional shares in deferred compensation accounts.

Foreign Currency and Translation of Foreign Subsidiaries: The functional currencies of the Company’s foreign operations are the respective local currencies. All assets and liabilities of the Company’s foreign operations are translated into U.S. dollars at fiscal period-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal period. The resulting translation adjustments are recorded as a component of stockholders’ equity and other comprehensive income. Foreign currency transaction gains or losses are recorded in the statement of operations.

Subsequent Events: In accordance with the provisions of Accounting Standards Codification 855, Subsequent Events (“ASC 855”), we have evaluated subsequent events and have disclosed the nature of those events in note 19. No subsequent events requiring recognition were identified and therefore none were incorporated into the consolidated financial statements presented herein.

Recent Accounting Pronouncements: In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U. S. GAAP and IFRS. The amendments in ASU 2011-04 change the wording used to describe many of the requirements in U. S. Generally Accepted Accounting Principles (“GAAP”) for measuring fair value and disclosing information about fair value measurements. Some of the amendments clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance became effective for the Company January 1, 2012, and the adoption had no effect on our financial position, results of operations or cash flows.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

In September 2011, the FASB issued ASU No. 2011- 08, Intangibles-Goodwill and Other (Topic 350) (ASU 2011-08), permitting entities the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. ASU No. 2011- 08 was effective for the Company January 1, 2012 and the adoption had no effect on our financial position, results of operations or cash flows.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (ASU 2012-02), allowing entities the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. If the qualitative assessment indicates it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, the quantitative impairment test is required. Otherwise, no testing is required. ASU 2012-02 is effective for the Company in the period beginning January 1, 2013 and the adoption is not expected to have an effect on our financial position, results of operations or cash flows.

2.	ACQUISITIONS

HyperCube

On March 23, 2012, we completed the acquisition of HyperCube, a provider of switching services to telecommunications carriers throughout the United States. HyperCube exchanges or interconnects communications traffic to all carriers, including wireless, wire-line, cable telephony and VoIP companies. The purchase price was $77.9 million and was funded by cash on hand and partial use of our asset securitization financing facility. The results of HyperCube have been included in the Communication Services segment since March 23, 2012.

Factors that contributed to a purchase price resulting in the recognition of goodwill, partially deductible for tax purposes, for the purchase of HyperCube included the synergy related to telecommunication transport costs and new products and services related to IP and mobile communications.

PivotPoint

On August 10, 2011, we completed the acquisition of substantially all of the telecommunication business assets of PivotPoint Solutions, LLC (“PivotPoint”), a provider of wireless location accuracy compliance reporting, analysis and optimization. PivotPoint’s technology allows wireless carriers to monitor and optimize their location finding networks. The purchase price was $22.9 million and was funded by cash on hand and partial use of our revolving credit facilities. The results of the acquired PivotPoint assets have been included in the Communication Services segment since August 10, 2011.

Factors that contributed to a purchase price resulting in the recognition of goodwill, non-deductible for tax purposes, for the purchase of the PivotPoint assets included PivotPoint’s expertise in location accuracy compliance reporting mandated by the Federal Communications Commission, expansion of 9-1-1 products and services, market expansion and operational efficiencies.

Contact One

On June 7, 2011, we completed the acquisition of substantially all of the assets of Contact One, Inc. (“Contact One”), a provider of 9-1-1 database, mapping/GIS (Geographic Information System) and 9-1-1

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

products and services. The purchase price was $7.6 million and was funded by cash on hand and partial use of our revolving credit facilities. The results of the acquired Contact One assets have been included in the Communication Services segment since June 7, 2011.

Factors that contributed to a purchase price resulting in the recognition of goodwill, non-deductible for tax purposes, for the purchase of the Contact One assets included Contact One’s expertise in 9-1-1 database, mapping/GIS and expansion of 9-1-1 products and services.

Smoothstone

On June 3, 2011, we completed the acquisition of Smoothstone IP Communications Corporation (“Smoothstone”), a provider of cloud-based communications for the enterprise. The acquisition of Smoothstone® added cloud-based IP telephony and network management to our Unified Communications solutions portfolio. The purchase price was $120.0 million and was funded by cash on hand and partial use of our revolving credit facilities. The results of Smoothstone have been included in the Unified Communications segment since June 3, 2011. Subsequent to the acquisition of Smoothstone we changed the name to West IP Communications, Inc. (“WIPC”).

Factors that contributed to a purchase price resulting in the recognition of goodwill, non-deductible for tax purposes, for the purchase of Smoothstone included a complete product portfolio of cloud-based, network-centric Unified Communications solutions, a flexible deployment model which enables a menu of solutions to be implemented to replace or complement customers’ existing on-premise equipment, expansion of the target market of potential clients and capital expenditure and operating cost avoidance.

Unisfair

On March 1, 2011, we completed the acquisition of Unisfair, Inc. (“Unisfair”), a provider of hosted virtual events and business environments. These virtual events and environments offer a highly interactive experience through speaking sessions, exhibition floors and networking areas that support many business purposes, including sales and lead generation, training, product marketing and corporate and employee communications. The addition of Unisfair® enhances our virtual event offering by permitting us to offer a complete end-to-end solution on a proprietary platform within our Unified Communications segment. The purchase price was $20.1 million and was funded by cash on hand. The results of Unisfair have been included in the Unified Communications segment since March 1, 2011.

A factor that contributed to a purchase price resulting in the recognition of goodwill, non-deductible for tax purposes, for the purchase of Unisfair included enhancement of our virtual events and business environment services offering.

TFCC

On February 1, 2011, we completed the acquisition of Twenty First Century Communications, Inc. (“TFCC”), a provider of automated alerts and notification solutions to the electric utilities industry, government, public safety and corporate markets. The addition of TFCC enhances our alerts and notifications platform and our position as a service provider to the U.S. utility industry. The purchase price was $40.5 million and was funded by cash on hand and partial use of our revolving credit facilities. The results of TFCC have been included in the Unified Communications segment since February 2, 2011.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Factors that contributed to a purchase price resulting in the recognition of goodwill, deductible for tax purposes, for the purchase of TFCC included expansion of our presence in emergency alerts and notification services particularly in the utilities industry and the potential to drive additional services into this market.

POSTcti

On February 1, 2011, we completed the acquisition of Preferred One Stop Technologies Limited (“POSTcti”), a provider of unified communications solutions and services in Europe. POSTcti enables and provides single source communication convergence from best-of-breed industry-leading providers, combined with customized professional services implementation and dedicated ongoing product support. The purchase price included $4.3 million of non-contingent consideration paid in Sterling at closing and was funded with cash on hand.

The purchase agreement for POSTcti also included a three year contingent earn-out provision with a maximum payment of approximately £12.0 million and £0.4 million of additional contingent deferred consideration withheld to secure sellers’ indemnification obligations. The majority of the fair value of the contingent earn-out initial liability was based on the expected results of the final twelve months of the three year period. As a result, in order to properly update the fair value of the contingent consideration, it was critical to assess POSTcti’s first 18 months of operational results as well as overall business momentum prior to making any changes related to the expected results for the last 18 months of the earn-out period. During 2012, we completed a formal review of the POSTcti operations to date, reviewed key acquisition assumptions and future performance expectations. Based on the results of these procedures, we determined that a contingent earn-out liability accrual was no longer required. Accordingly, the contingent earn-out liability of approximately $7.9 million was reversed and a corresponding reduction to SG&A expenses was recorded.

A factor that contributed to a purchase price resulting in the recognition of goodwill, non-deductible for tax purposes, for the purchase of POSTcti included the expansion of our hosted and managed unified communications solutions to Europe.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the respective acquisition dates for HyperCube, PivotPoint, Contact One, WIPC, Unisfair, TFCC and POSTcti. The finite lived intangible assets are comprised of trade names, technology, non-competition agreements and customer relationships.

(Amounts in thousands)	HyperCube	PivotPoint	Contact One	WIPC	Unisfair	TFCC	POSTcti
Working Capital	$1,212	$231	$(390)	$4,635	$(3,011)	$1,080	$(1,255)
Property and equipment	10,114	307	56	1,484	339	3,304	18
Other assets, net	391	30	—	—	42	—	—
Intangible assets	19,110	10,791	2,785	48,610	10,960	17,250	3,859
Goodwill	49,723	11,542	5,189	79,538	15,216	18,870	11,221

Total assets acquired	80,550	22,901	7,640	134,267	23,546	40,504	13,843

Non-current deferred taxes	2,594	—	—	13,182	3,452	—	1,013
Long-term liabilities	50	—	—	1,047	—	—	8,537

Total liabilities assumed	2,644	—	—	14,229	3,452	—	9,550

Net assets acquired	$77,906	$22,901	$7,640	$120,038	$20,094	$40,504	$4,293

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Pro forma

Assuming acquisitions made since January 1, 2011, occurred as of the beginning of the prior annual reporting periods presented, our unaudited pro forma results of operations for the years ended December 31, 2012, 2011 and 2010, respectively, would have been as follows, in thousands:

	2012	2011	2010
Revenue	$2,654,400	$2,598,695	$2,552,516
Net Income	$124,871	$121,895	$38,345
Earnings per common L share—basic		$17.18	$17.07
Earnings per common L share—diluted		$16.48	$16.37
Income (loss) per common share—basic	$2.00	$(4.56)	$(12.00)
Income (loss) per common share—diluted	$2.00	$(4.56)	$(12.00)

The pro forma results above are not necessarily indicative of the operating results that would have actually occurred if the acquisitions had been in effect on the dates indicated, nor are they necessarily indicative of future results of the combined companies.

Our 2012 and 2011 acquisitions were included in the consolidated results of operations from their respective dates of acquisition and included revenue of $96.2 million in 2012, $76.5 million in 2011 and $31.7 million in 2010. The net income impact of these acquisitions was not material in any of the years presented. Acquisition costs for the years ended December 31, 2012, 2011 and 2010 of $1.7 million, $4.1 million and $2.2 million, respectively, are included in selling general and administrative expenses.

3.	GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents the activity in goodwill by reporting segment for the years ended December 31, 2012 and 2011, in thousands:

	Unified	Communication
	Communications	Services	Consolidated
Balance at January 1, 2011	$843,558	$823,513	$1,667,071
Accumulated impairment losses	—	(37,675)	(37,675)

Net balance at January 1, 2011	843,558	785,838	1,629,396
Acquisitions	124,989	16,839	141,828
Acquisition accounting adjustments	—	(3,023)	(3,023)
Foreign currency translation adjustment	(5,565)	(1)	(5,566)

Balance at December 31, 2011	962,982	837,328	1,800,310

Accumulated impairment losses	—	(37,675)	(37,675)

Net balance at December 31, 2011	962,982	799,653	1,762,635
Acquisitions	—	49,723	49,723
Acquisition accounting adjustments	970	43	1,013
Foreign currency translation adjustment	3,383	97	3,480

Balance at December 31, 2012	967,335	887,191	1,854,526
Accumulated impairment losses	—	(37,675)	(37,675)

Balance at December 31, 2012	$967,335	$849,516	$1,816,851

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

The excess of the acquisition costs over the fair value of the assets acquired and liabilities assumed for the purchase of HyperCube was assigned to goodwill based on preliminary estimates. We are in the process of completing the acquisition accounting for certain intangible assets and liabilities. The process of completing the acquisition accounting involves numerous time consuming steps for information gathering, verification and review. We expect to finalize this process within twelve months following the acquisition date.

The Company tests goodwill for impairment at the reporting unit level (one level below an operating segment) on an annual basis in the fourth quarter, or more frequently if management believes indicators of impairment exist. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. Impairment testing results performed during the fourth quarter of 2012, indicated that the fair value of each of our reporting units as calculated during the step one analysis exceeded the carrying value and therefore we were not required to perform step two analysis for the year ended December 31, 2012.

During 2010, the Company identified impairment indicators in one of our reporting units, our traditional direct response business (marketed as “West Direct”). As a result of these impairment indicators and the results of impairment tests performed using the discounted cash flows model, goodwill with an aggregate net carrying value of $37.7 million was written down to their fair value of zero. The impairment charge primarily resulted from the decline in revenue in 2010 and continued general decline in the direct response business. These events caused us to revise downward our projected future cash flows for this reporting unit. The impairment charge was recorded in SG&A and was non-deductible for tax purposes.

During 2012, we completed the acquisition accounting for Unisfair, TFCC, POSTcti, WIPC, Contact One and PivotPoint with no significant changes required to our provisional acquisition accounting estimates.

During 2011, we completed the purchase price allocation for the acquisitions of TuVox Incorporated (“TuVox”), Specialty Pharmacy Network, Inc. and Holly Australia Pty Ltd. As a result of the TuVox finalization, goodwill was reduced $3.0 million, primarily due to deferred tax adjustments.

Other intangible assets

Below is a summary of the major intangible assets and weighted average amortization periods for each identifiable intangible asset, in thousands:

	As of December 31, 2012			Weighted Average
Intangible assets	Acquired Cost	Accumulated Amortization	Net Intangible Assets	Amortization Period (Years)
Client Relationships	$544,273	$(382,359)	$161,914	9.5
Technology & Patents	120,606	(57,768)	62,838	8.7
Trade names	47,110	—	47,110	Indefinite
Trade names (finite-lived)	27,319	(16,760)	10,559	4.3
Other intangible assets	15,898	(12,647)	3,251	4.3

Total	$755,206	$(469,534)	$285,672

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	As of December 31, 2011			Weighted Average
Intangible assets	Acquired Cost	Accumulated Amortization	Net Intangible Assets	Amortization Period (Years)
Client Relationships	$538,154	$(341,236)	$196,918	9.2
Technology & Patents	131,446	(61,098)	70,348	10.3
Trade names	47,110	—	47,110	Indefinite
Trade names (finite-lived)	26,690	(12,423)	14,267	4.3
Other intangible assets	14,452	(9,948)	4,504	4.6

Total	$757,852	$(424,705)	$333,147

Amortization expense for finite-lived intangible assets was $65.8 million, $61.7 million and $61.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. Estimated amortization expense in millions for the next five years for the intangible assets acquired in all acquisitions completed by us on or prior to December 31, 2012 is as follows:

2013	$53.7 million
2014	$43.5 million
2015	$34.9 million
2016	$25.9 million
2017	$19.8 million

The trade name intangible asset for three acquisitions (InterCall in 2003, Intrado, Inc. (“Intrado”), in 2006 and TeleVox in 2007) have been determined to have an indefinite life based on management’s current intentions. If factors were to change that would indicate the need to assign a finite life to these assets, we will do so and will commence amortization. During the fourth quarter of 2012, we performed our annual impairment analysis for these trade names using the relief-from-royalty methodology. No trade names were determined to be impaired during 2012.

In December 2012, we sold certain patents with a net carrying amount of $4.2 million.

During 2011, it was determined that the use of Positron and ConferenceCall.com as trade names, previously considered indefinite lived, should be changed to a finite life as current customers are moved toward greater recognition of the Intrado brand name for the next generation of Public Safety services and the InterCall brand name for Unified Communications services.

The following table summarizes the finite-lived intangible assets acquired in the acquisitions made since January 1, 2011:

(Amounts in thousands)	Customer Relationships	Technology	Non-Compete Agreements	Trade Names	Total	Amortization Period (Years)	Amortization recorded in
							2012	2011
2012 Acquisition:
HyperCube	$13,800	$4,300	$450	$560	$19,110	3 to 19	$7,873	$—
2011 Acquisitions:
PivotPoint	$8,500	$2,121	$170	$—	$10,791	1.5 to 10	$1,859	$1,371
Contact One	1,500	1,000	220	65	2,785	3 to 10	529	164
WIPC	29,400	15,400	2,650	1,160	48,610	1.5 to 15	6,768	3,420
Unisfair	2,700	8,000	—	260	10,960	3 to 10	1,606	1,889
TFCC	13,600	2,250	690	710	17,250	5 to 15	2,212	1,791
POSTcti	1,767	1,445	37	610	3,859	3 to 10	736	722

	$71,267	$34,516	$4,217	$3,365	$113,365		$21,583	$9,357

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

4.	PROPERTY AND EQUIPMENT

Property and equipment, at cost, in thousands, consisted of the following as of:

	December 31,
	2012	2011
Land and improvements	$8,209	$8,209
Buildings	103,869	101,972
Telephone and computer equipment	881,886	808,047
Office furniture and equipment	67,377	64,963
Leasehold improvements	106,021	107,906
Construction in progress	42,511	41,973

	$1,209,873	$1,133,070

We lease certain land, buildings and equipment under operating leases which expire at varying dates through April 2022. Rent expense on operating leases was approximately $49.5 million, $42.5 million and $44.8 million for the years ended December 31, 2012, 2011 and 2010, respectively, exclusive of related-party lease expense. On all real estate leases, we pay real estate taxes, insurance and maintenance associated with the leased sites. Certain of the leases offer extension options ranging from month-to-month to five years.

Future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more, in thousands, are as follows:

Year Ending December 31,	Non- Related Party Operating Leases	Related Party Operating Lease	Total Operating Leases
2013	$35,158	$365	$35,523
2014	28,249	365	28,614
2015	18,829	365	19,194
2016	11,181	365	11,546
2017	9,731	305	10,036
2018 and thereafter	23,379	—	23,379

Total minimum obligations	$126,527	$1,765	$128,292

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

5.	ACCRUED EXPENSES

Accrued expenses, in thousands, consisted of the following as of:

	December 31,
	2012	2011
Deferred revenue and customer deposits, net of long-term deferred revenue of $33,286 and $4,463	$93,144	$78,173
Accrued wages	47,240	54,259
Interest payable	39,868	47,724
Accrued other taxes (non-income related)	38,608	37,980
Accrued phone	36,105	27,500
Accrued employee benefit costs	11,414	12,763
Accrued lease expense	8,392	7,211
Income taxes payable	4,336	17,997
Interest rate hedge position	2,346	5,194
Other current liabilities	30,843	34,635

	$312,296	$323,436

6.	RELATED PARTIES

Management Services

Affiliates of Thomas H. Lee Partners, L.P. and Quadrangle Group LLC provide management and advisory services pursuant to the management services agreement entered into in connection with the consummation of the recapitalization. The fees for services and expenses were $4.1 million for the years ended December 31, 2012 and 2011 and $4.2 million for the year ended December 31, 2010. On October 2, 2009, the Company filed a Registration Statement on Form S-1 (Registration No. 333-162292) with the Securities Exchange Commission and has made subsequent amendments. Upon successful completion of the Proposed Offering, the contract for management services with the affiliates of Thomas H. Lee Partners, L.P. and Quadrangle Group LLC would be terminated. The early termination of this agreement will require a payment of an amount equal to the net present value (using a discount rate equal to the then prevailing yield on the U.S. Treasury Securities of like maturity) of the $4.0 million annual management fee that would have been payable under the management services agreement from the date of termination until the seventh anniversary of such termination, such fee to be due and payable at the closing of the offering.

Lease

We lease certain office space owned by a partnership whose partners own approximately 24% of our common stock at December 31, 2012. Related party lease expense was approximately $0.7 million each year for the years ended December 31, 2012, 2011 and 2010. The lease expires in 2017. The lease contains a change of control provision which provides either party, with ninety day notice, an option for early termination of the lease effective August 31, 2014.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

7.	LONG-TERM OBLIGATIONS

Long-term obligations, in thousands, consisted of the following as of:

	December 31,
	2012	2011
Senior Secured Term Loan Facility, repaid in 2012	$—	$448,434
Senior Secured Term Loan Facility, due 2016	1,452,506	1,467,931
11% Senior Subordinated Notes, due 2016	450,000	450,000
Senior Secured Term Loan Facility, due 2018	965,150	—
8 5/8% Senior Notes, due 2018	500,000	500,000
7 7/8% Senior Notes, due 2019	650,000	650,000

	4,017,656	3,516,365

Less: current maturities	(25,125)	(15,425)

Long-term obligations	$3,992,531	$3,500,940

On August 15, 2012, we amended our senior secured credit facilities by entering into an amendment to our amended and restated credit agreement (as so amended, the “Amended Credit Agreement”). The Amended Credit Agreement provided for new senior secured term loans in a principal amount of $970.0 million, due June 30, 2018 (the “New Term Loans”). The net proceeds of the New Term Loans were used to repay approximately $448.4 million in term loans due October 24, 2013, to fund a special cash dividend to our stockholders and to pay fees and expenses related to the execution of the amendment and related transactions. The interest rate margins for the New Term Loans are 4.50%, for LIBOR rate loans, and 3.50%, for base rate loans. The Amended Credit Agreement also provides for interest rate floors applicable to the New Term Loans and the remaining term loans under our senior secured credit facilities. The interest rate floors are 1.25%, for the LIBOR component of the LIBOR rate loans, and 2.25%, for the base rate component of the base rate loans. The Amended Credit Agreement also provides for a soft call option applicable to the New Term Loans and the remaining term loans under the senior secured credit facilities. The soft call option provides for a premium equal to 1.0% of the amount of the repricing payment, in the event that, on or prior to the first anniversary of the effective date of the amendment, we or our subsidiary borrowers enter into certain repricing transactions. The Amended Credit Agreement also modified the financial covenants and certain covenant baskets.

Interest expense during 2012, 2011 and 2010 on these long-term obligations was approximately $271.9 million, $267.7 million and $252.7 million, respectively.

Future maturities of long-term debt, in thousands, were:

Year Ending December 31,	Amount
2013	$25,125
2014	$25,125
2015	$25,125
2016	$1,865,927
2017	$9,700
Thereafter	$2,066,654

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Senior Secured Term Loan Facility.

Our senior secured term loan facility bears interest at variable rates. The amended and restated senior secured term loan facility requires annual principal payments of approximately $25.1 million, paid quarterly with balloon payments at maturity dates of July 15, 2016 and June 30, 2018 of approximately $1,398.5 million and $911.8 million, respectively.

The interest rate margins for the amended and restated senior secured term loans due 2016 are based on our corporate debt rating based on a grid, which ranges from 4.00% to 4.625% for LIBOR rate loans (LIBOR plus 4.25% at December 31, 2012), and from 3.00% to 3.625% for base rate loans (Base Rate plus 3.25% at December 31, 2012). The interest rate margins for the New Term Loans are 4.50%, for LIBOR rate loans, and 3.50%, for base rate loans. The Amended Credit Agreement also provides for interest rate floors applicable to the New Term Loans and the remaining term loans under our senior secured credit facilities. The interest rate floors are 1.25%, for the LIBOR component of the LIBOR rate loans, and 2.25%, for the base rate component of the base rate loans. The effective annual interest rates, inclusive of debt amortization costs, on the senior secured term loan facility for 2012 and 2011 were 5.76% and 6.22%, respectively. As a result of the repayment of the 2013 term loan, the associated unamortized deferred debt issuance costs of $2.7 million were fully amortized and recorded as interest expense during 2012.

The Amended Credit Agreement also provides for a soft call option applicable to the New Term Loans and the remaining term loans under our senior secured credit facilities. The soft call option provides for a premium equal to 1.0% of the amount of the repricing payment, in the event that, on or prior to the first anniversary of the effective date of the amendment, we or our subsidiary borrowers enter into certain repricing transactions.

Senior Secured Revolving Credit Facility.

Our senior secured revolving credit facility bears interest at variable rates. Prior to October 24, 2012, our senior secured revolving credit facilities provided senior secured financing of up to $250 million with $92 million maturing on October 24, 2012 (original maturity), and $158 million maturing on January 15, 2016 (extended maturity). We had previously received commitments for $43 million of additional extended maturity senior secured revolving credit facility commitments. Pursuant to Amendment No. 2 to the Amended Credit Agreement, dated as of October 24, 2012, the additional commitments replaced a portion of the original maturity senior secured revolving credit facility. Subsequent to October 24, 2012, our senior secured revolving credit facility provides senior secured financing up to approximately $201 million.

The original maturity senior secured revolving credit facility pricing was based on our total leverage ratio and the grid ranged from 1.75% to 2.50% for LIBOR rate loans (LIBOR plus 1.75% at maturity, October 24, 2012), and from 0.75% to 1.50% for base rate loans (Base Rate plus 0.75% at October 24, 2012). We were required to pay each non-defaulting lender a commitment fee of 0.50% in respect of any unused commitments under the original maturity senior secured revolving credit facility. The commitment fee in respect of unused commitments under the original maturity senior secured revolving credit facility was subject to adjustment based upon our total leverage ratio. During 2012, the original maturity senior secured revolving credit facility was undrawn.

The extended maturity senior secured revolving credit facility pricing is based on our total leverage ratio and the grid ranges from 2.75% to 3.50% for LIBOR rate loans (LIBOR plus 3.0% at December 31, 2012), and the margin ranges from 1.75% to 2.50% for base rate loans (Base Rate plus 2.0% at December 31, 2012). We are required to pay each non-defaulting lender a commitment fee of 0.50% in respect of any unused commitments

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

under the extended maturity senior secured revolving credit facility. The commitment fee in respect of unused commitments under the extended maturity senior secured revolving credit facility is subject to adjustment based upon our total leverage ratio.

The average daily outstanding balance of the original and extended maturity senior secured revolving credit facility during 2012 and 2011 was $1.3 million and $4.8 million, respectively. The highest balance outstanding on the original and extended maturity senior secured revolving credit facility during 2012 and 2011 was $19.9 million and $50.5 million, respectively.

The senior secured credit facilities include certain customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under the Employee Retirement Income Security Act of 1974, material judgments, the invalidity of material provisions of the documentation with respect to the senior secured credit facilities, the failure of collateral under the security documents for the senior secured credit facilities, the failure of the senior secured credit facilities to be senior debt under the subordination provisions of certain of the Company’s subordinated debt and a change of control of the Company. If an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take certain actions, including the acceleration of all amounts due under the senior secured credit facilities and all actions permitted to be taken by a secured creditor.

2016 Senior Subordinated Notes

Our $450 million aggregate principal amount of 11% senior subordinated notes due 2016 (the “2016 Senior Subordinated Notes”) bear interest that is payable semiannually.

We may redeem the 2016 Senior Subordinated Notes in whole or in part at the redemption prices (expressed as percentages of principal amount of the senior subordinated notes to be redeemed) set forth below plus accrued and unpaid interest thereon to the applicable date of redemption, subject to the right of holders of 2016 Senior Subordinated Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 15 of each of the years indicated below:

Year	Percentage
2012	103.667
2013	101.833
2014 and thereafter	100.000

2018 Senior Notes

On October 5, 2010, we issued $500 million aggregate principal amount of 8 5/8% senior notes that mature on October 1, 2018 (the “2018 Senior Notes”).

At any time prior to October 1, 2014, we may redeem all or a part of the 2018 Senior Notes at a redemption price equal to 100% of the principal amount of 2018 Senior Notes redeemed plus the applicable premium (as defined in the indenture governing the 2018 Senior Notes) as of, and accrued and unpaid interest to, the date of redemption, subject to the rights of holders of 2018 Senior Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after October 1, 2014, we may redeem the 2018 Senior Notes in whole or in part at the redemption prices (expressed as percentages of principal amount of the 2018 Senior Notes to be redeemed) set forth below

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

plus accrued and unpaid interest thereon to the applicable date of redemption, subject to the right of holders of 2018 Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 1 of each of the years indicated below:

Year	Percentage
2014	104.313
2015	102.156
2016 and thereafter	100.000

At any time (which may be more than once) before October 1, 2013, we can choose to redeem up to 35% of the outstanding 2018 Senior Notes with money that we raise in one or more equity offerings, as long as: we pay 108.625% of the face amount of such notes, plus accrued and unpaid interest; we redeem the notes within 90 days after completing the equity offering; and at least 65% of the aggregate principal amount of the applicable series of notes issued remains outstanding afterwards.

2019 Senior Notes

On November 24, 2010, we issued $650 million aggregate principal amount of 7 7/8% senior notes that mature January 15, 2019 (the “2019 Senior Notes”).

At any time prior to November 15, 2014, we may redeem all or a part of the 2019 Senior Notes at a redemption price equal to 100% of the principal amount of 2019 Senior Notes redeemed plus the applicable premium (as defined in the indenture governing the 2019 Senior Notes) as of, and accrued and unpaid interest to, the date of redemption, subject to the rights of holders of 2019 Senior Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after November 15, 2014, we may redeem the 2019 Senior Notes in whole or in part at the redemption prices (expressed as percentages of principal amount of the 2019 Senior Notes to be redeemed) set forth below plus accrued and unpaid interest thereon to the applicable date of redemption, subject to the right of holders of 2019 Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 15 of each of the years indicated below:

Year	Percentage
2014	103.938
2015	101.969
2016 and thereafter	100.000

At any time (which may be more than once) before November 15, 2013, we can choose to redeem up to 35% of the outstanding 2019 Senior Notes with money that we raise in one or more equity offerings, as long as: we pay 107.875% of the face amount of such notes, plus accrued and unpaid interest; we redeem the notes within 90 days after completing the equity offering; and at least 65% of the aggregate principal amount of the applicable series of notes issued remains outstanding afterwards.

We and our subsidiaries, affiliates or significant shareholders may from time to time, in our and their discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Amended and Extended Asset Securitization

On September 12, 2011, the revolving trade accounts receivable financing facility between West Receivables LLC, a wholly-owned, bankruptcy-remote direct subsidiary of West Receivables Holdings LLC and Wells Fargo Bank, National Association, was amended and extended. The amended and extended facility provides for $150.0 million in available financing and was extended to September 12, 2014, reduced the unused commitment fee to 50 basis points and lowered the LIBOR spread grid on borrowings, based on our total leverage ratio to 1.50% to 2.0% (LIBOR plus 1.75% at December 31, 2012). Under the amended and extended facility, West Receivables Holdings LLC sells or contributes trade accounts receivables to West Receivables LLC, which sells undivided interests in the purchased or contributed accounts receivables for cash to one or more financial institutions. The availability of the funding is subject to the level of eligible receivables after deducting certain concentration limits and reserves. The proceeds of the facility are available for general corporate purposes. West Receivables LLC and West Receivables Holdings LLC are consolidated in our condensed consolidated financial statements included elsewhere in this prospectus. At December 31, 2012 and 2011, this facility was undrawn. The highest balance outstanding during 2012 and 2011 was $39.0 million and $84.5 million, respectively.

The amended and extended asset securitization facility contains various customary affirmative and negative covenants and also contains customary default and termination provisions, which provide for acceleration of amounts owed under the program upon the occurrence of certain specified events, including, but not limited to, failure to pay yield and other amounts due, defaults on certain indebtedness, certain judgments, changes in control, certain events negatively affecting the overall credit quality of collateralized accounts receivable, bankruptcy and insolvency events and failure to meet financial tests requiring maintenance of certain leverage and coverage ratios, similar to those under our senior secured credit facility.

Debt Covenant Compliance

At December 31, 2012, we were in compliance with the covenants associated with all of our credit facilities.

8.	HEDGING ACTIVITIES

Periodically, we have entered into interest rate swaps to hedge the cash flows from our variable rate debt, which effectively converts the hedged portion under our outstanding senior secured term loan facility to fixed rate debt. The initial assessments of hedge effectiveness were performed using regression analysis. The periodic measurements of hedge ineffectiveness are performed using the change in variable cash flows method.

The cash flow hedges are recorded at fair value with a corresponding entry, net of taxes, recorded in other comprehensive income (“OCI”) until earnings are affected by the hedged item. At December 31, 2012, the notional amount of debt outstanding under interest rate swap agreements was $500.0 million. The fixed interest rate on the interest rate swaps ranges from 1.685% to 1.6975%.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

The following table presents, in thousands, the fair value of the Company’s derivatives and consolidated balance sheet location.

	Liability Derivatives
	2012		2011
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:
Interest rate swaps	Accrued expenses	$2,346	Accrued expenses	$5,194
Interest rate swaps	Other long-term liabilities	—	Other long-term liabilities	1,911

		$2,346		$7,105

The following presents, in thousands, the impact of interest rate swaps on the consolidated statements of operations for 2012, 2011 and 2010, respectively.

Derivatives designated as hedging instruments	Amount of gain (loss) recognized in OCI for the years ended December 31,			Amount of gain (loss) recognized in earnings on hedges (ineffective portion) for the years ended December 31,
	2012	2011	2010	2012	2011	2010
Interest rate swaps	$2,950	$7,260	$(4,602)	$—	$202	$179

Location of (gain) loss reclassified from OCI into net income				Amount of gain (loss) reclassified from OCI into earnings for the years ended December 31,
				2012	2011	2010
Interest expense				$(6,910)	$(5,188)	$—

9.	INCOME TAXES

For financial reporting purposes, income (loss) before income taxes includes the following components:

	Year Ended December 31,
	2012	2011	2010
Income (loss) before income taxes:
United States	$69,363	$57,339	$(12,202)
Foreign	138,246	147,188	132,982

	$207,609	$204,527	$120,780

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Components of income tax expense, in thousands, were as follows:

	Year Ended December 31,
	2012	2011	2010
Current income tax expense:
Federal	$41,113	$3,456	$8,174
State	6,302	5,321	3,547
Foreign	33,335	44,541	27,918

	80,750	53,318	39,639

Deferred income tax expense (benefit):
Federal	(5,688)	26,183	14,290
State	(488)	2,750	1,225
Foreign	7,494	(5,217)	5,322

	1,318	23,716	20,837

Total income tax expense	$82,068	$77,034	$60,476

A reconciliation of income tax expense computed at statutory tax rates compared to effective income tax rates was as follows:

	Year Ended December 31,
	2012	2011	2010
Statutory rate	35.0%	35.0%	35.0%
Foreign items	5.1%	3.6%	1.2%
State income taxes, net of Federal benefit	2.0%	1.6%	2.1%
Change in valuation allowance	-1.7%	-2.6%	0.0%
Federal tax credits	-0.9%	-1.0%	-1.6%
Non-deductible meals	0.3%	0.2%	0.4%
Uncertain tax positions	0.2%	-0.6%	1.3%
Goodwill impairment	0.0%	0.0%	11.2%
Share based compensation	0.0%	1.9%	0.0%
Other	-0.5%	-0.4%	0.5%

	39.5%	37.7%	50.1%

In 2012, 2011, and 2010, income tax benefits attributable to employee stock option transactions of $15.6 million, $1.4 million and $1.6 million, respectively were allocated to shareholders’ equity.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was enacted, which retroactively extended the U.S. research and experimentation tax credit and certain employment tax credits from January 1, 2012 through December 31, 2013. West Corporation is currently evaluating the impact of this legislation and expects to recognize a related benefit in the first quarter 2013.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Significant temporary differences between reported financial and taxable earnings that give rise to deferred income tax assets and liabilities, in thousands, were as follows:

	Year Ended December 31,
	2012	2011
Deferred income tax assets:
Net operating loss carryforwards	$126,556	$136,159
Benefit plans	27,691	22,248
Accrued expenses	12,260	16,292
Tax credits	12,327	13,022
Interest rate hedge activities	1,125	2,934
Reserves not currently deductible for tax purposes	6,078	9,700
Allowance for doubtful accounts	2,478	2,937
Foreign currency translation	1,867	3,373
Other	12,336	3,253

Gross deferred income tax assets	202,718	209,918

Less valuation allowance	(112,626)	(114,686)

Total deferred income tax assets	$90,092	$95,232

Deferred income tax liabilities:
Acquired intangibles amortization	$140,109	$142,235
Excess tax depreciation over financial depreciation	36,264	32,135
International earnings	27,080	27,097
Prepaid expenses	5,889	5,218

Total deferred income tax liabilities	209,342	206,685

Net deferred income tax liability	$119,250	$111,453

Deferred income tax assets / liabilities included in the balance sheet are:
Deferred income tax asset—current	$13,148	$10,068
Deferred income tax liability—long-term	132,398	121,521

Net deferred income taxes	$119,250	$111,453

At December 31, 2012, we had federal and foreign net operating loss (“NOL”) carryforwards in the amount of $321.7 million which resulted in a net deferred tax asset of $26.2 million which is available to reduce future taxes. The NOL carryforwards are all attributable to acquired companies. The deferred tax assets at December 31, 2012 that are associated with NOLs and tax credit carryforwards, in the significant tax jurisdictions, not reduced by valuation allowances expire in periods starting 2013 through 2031. The valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, were $112.6 million at December 31, 2012 and $114.7 million at December 31, 2011. Our valuation allowance decreased by $2.0 million in 2012 as a result of the following: releasing valuation allowances related to the utilization of NOLs during the year that had full valuation allowances, planning related to the utilization of future NOLs and changes in income tax rates. Also included in the net long-term deferred tax liability are offsetting amounts, $15.6 million, relating to cancellation of indebtedness (income) and original issue discount (interest expense) related to the Fifth Amendment of the Credit Agreement entered into on August 28, 2009 and the Amendment and Restatement entered into on October 5, 2010.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

In preparing our tax returns, we are required to interpret complex tax laws and regulations. On an ongoing basis, we are subject to examinations by federal and state tax authorities that may give rise to different interpretations of these complex laws and regulations. The number of tax years that remain open and subject to tax audits varies depending upon the tax jurisdiction. Our most significant taxing jurisdictions include the U.S., United Kingdom and France. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. At December 31, 2012, we were not under examination by the U.S. Internal Revenue Service. At December 31, 2012, we believe the aggregate amount of any additional tax liabilities that may result from examinations, if any, will not have a material adverse effect on our financial condition, results of operations or cash flows.

The following summarizes the activity related to our unrecognized tax benefits recorded in accordance with ASC 740-10 in 2012, 2011 and 2010, in thousands:

Balance at January 1, 2010	$17,940
Increases for positions taken in current year	4,283
Decrease due to settlements with taxing authorities	(539)
Expiration of the statute of limitations for the assessment of taxes	(2,248)

Balance at December 31, 2010	19,436
Increases for positions taken in current year	3,680
Decreases for positions taken in prior years	(3,817)
Decrease due to settlements with taxing authorities	(2,309)

Balance at December 31, 2011	16,990
Increases for positions taken in current year	2,502
Decreases for positions taken in prior years	(4,533)
Decrease due to settlements with taxing authorities	(168)
Expiration of the statute of limitations for the assessment of taxes	(801)

Balance at December 31, 2012	$13,990

The unrecognized tax benefits at December 31, 2012 were $11.8 million of tax benefits that, if recognized, would affect our effective tax rate. We recognize interest related to unrecognized tax benefits and penalties as income tax expense. During the years ended December 31, 2012 and 2011, we reduced the accrued interest by approximately $0.2 million and $0.4 million, respectively. During the year ended December 31, 2010, we increased the interest accrual by approximately $0.1 million. During the year ended December 31, 2012, we increased the accrual of penalties related to uncertain tax positions by approximately $0.1 million. During the years ended December 31, 2011 and 2010 we reduced the accrual of penalties related to uncertain tax positions by $0.5 million and $0.1 million, respectively. At December 31, 2012 and 2011, the aggregate recorded liability for interest and potential penalties was $6.0 million and $6.2 million, respectively. We do not expect our unrecognized tax benefits to change significantly over the next twelve months.

We have historically determined that the undistributed earnings of our foreign subsidiaries will be repatriated to the United States and accordingly, we have provided a deferred tax liability totaling $27.1 million at December 31, 2012 and 2011, on such foreign source income. For the years ended December 31, 2012 and 2011, we have accrued U.S. income taxes on $167.8 million and $145.4 million of unremitted foreign earnings and profits. At December 31, 2012, we have determined we have foreign earnings of approximately $148.3 million which will be indefinitely reinvested and therefore deferred income taxes of approximately $25.1 million have not been provided on such foreign subsidiary earnings.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

10.	FAIR VALUE DISCLOSURES

Accounting Standards Codification 820 Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820:

•

Defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and

•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

•	Level 3 inputs are unobservable inputs for assets or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value.

Trading Securities (Asset). The assets held in the West Corporation Executive Retirement Savings Plan and the West Corporation Nonqualified Deferred Compensation Plan represent mutual funds, invested in debt and equity securities, classified as trading securities in accordance with the provisions of Accounting Standards Codification 320 Investments—Debt and Equity Securities (“ASC 320”) considering the employee’s ability to change the investment allocation of their deferred compensation at any time. Quoted market prices are available for these securities in an active market therefore, the fair value of these securities is determined by Level 1 inputs.

We evaluate classification within the fair value hierarchy at each period. There were no transfers between any levels of the fair value hierarchy during the periods presented.

Interest rate swaps. The effect of the interest rate swaps is to change a variable rate debt obligation to a fixed rate for that portion of the debt that is hedged. We record the interest rate swaps at fair value. The fair value of the interest rate swaps is based on a model whose inputs are observable (LIBOR swap rates); therefore, the fair value of these interest rate swaps is based on a Level 2 input.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Assets and liabilities measured at fair value on a recurring basis, in thousands, are summarized below:

	Fair Value Measurement at December 31, 2012 Using:
Description	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets / Liabilities at Fair Value
Assets

Trading securities	$46,144	$46,144	$—	$—	$46,144

Liabilities

Interest rate swaps	$2,346	$—	$2,346	$—	$2,346

	Fair Value Measurement at December 31, 2011 Using:
Description	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets / Liabilities at Fair Value
Assets

Trading securities	$29,535	$29,535	$—	$—	$29,535

Liabilities

Interest rate swaps	$7,105	$—	$7,105	$—	$7,105

The fair value of our 11% senior subordinated notes, 8 5/8% senior notes and 7 7/8% senior notes, based on market quotes which we determined to be Level 1 inputs, at December 31, 2012 was approximately $1,667.9 million compared to the carrying amount of $1,600.0 million. The fair value of our senior secured term loan facilities was estimated using current market quotes on comparable debt securities from various financial institutions. All of the inputs used to determine the fair market value of our senior secured term loan facilities are Level 2 inputs and obtained from an independent source. The fair value of our senior secured term loan facilities at December 31, 2012 was approximately $2,455.1 million compared to the carrying amount of $2,417.7 million. The fair value of our senior secured term loan facility, 11% senior subordinated notes, 8 5/8% senior notes and 7 7/8% senior notes at December 31, 2011 was approximately $3,529.0 million compared to the carrying amount of $3,516.4 million.

Certain assets are measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as defined by and in accordance with the provisions of ASC Topic 820. As such, property and equipment with a net carrying amount totaling $3.7 million were written down to zero during 2012. This write-down was the result of the abandonment of capitalized costs incurred during the development of an internally developed software payroll application and was recorded in SG&A.

11.	OFF—BALANCE SHEET ARRANGEMENTS

We utilize standby letters of credit to support primarily workers’ compensation policy requirements and certain operating leases. Performance obligations of certain operating subsidiaries are supported by performance bonds and letters of credit. These obligations will expire at various dates through August 2013 and are renewed as required. The outstanding commitments on these obligations at December 31, 2012 and 2011 were $18.6 million and $20.0 million, respectively.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

12.	EMPLOYEE BENEFITS AND INCENTIVE PLANS

Qualified Retirement Plan

We have a 401(k) plan, which covers substantially all employees eighteen years of age or older who will also complete a minimum of 1,000 hours of service in each calendar year. Under the plan, we match 50% of employees’ contributions up to 14% of their gross salary or the statutory limit, whichever is less, if the employee satisfies the 1,000 hours of service requirement during the calendar year. Our matching contributions vest 25% per year beginning after the second service anniversary date. The matching contributions are 100% vested after the employee has attained five years of service. Total employer contributions under the plan were approximately $8.2 million, $8.3 million and $7.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

In the United Kingdom we have a Group Personal Pension Plan which is available to all employees upon the successful completion of their 3 month probationary period. Under the plan, we match employee contributions up to a maximum of 3% of their base salary. Contributions are invested immediately in the members own fund choice or the default investment option should members not wish to make their own investment choices. Contributions into the pension plan are paid via a salary sacrifice method and therefore all contributions into the Plan, unless an employee has chosen to opt-out of this facility, are classified as employer contributions. Total employer contributions under the plan were approximately $0.9 million, $1.0 million, and $0.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

In Canada we have a Deferred Profit Sharing Plan (“DPSP”) and a Group Registered Retirement Savings Program (“GRRSP”), which covers substantially all employees who have materially and significantly contributed to the prosperity and profits of the Company. Under the plan, we match 50% of employees’ regular contributions to the GRRSP up to 3% of their earnings or the statutory limit, whichever is less. Our matching contributions vest 100% on the second anniversary of membership in the DPSP. Total employer contributions under the plan were approximately $0.3 million, $0.3 million and $0.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Non-Qualified Retirement Plans

We maintain a grantor trust under the West Corporation Executive Retirement Savings Plan (“Trust”). The principal of the Trust, and any earnings thereon shall be held separate and apart from our other funds. Participation in the Trust is voluntary and is restricted to highly compensated individuals as defined by the Internal Revenue Service. We will match 50% of employee contributions, subject to the combined limits of the 401(k) plan and the Trust. Matching contributions 100% vest after completion of three years of service. Our total contributions under the plan for the years ended December 31, 2012, 2011 and 2010 were approximately $2.1 million, $2.0 million and $2.0 million, respectively. Assets under the Trust at December 31, 2012 and 2011 were $33.3 million and $28.3 million, respectively.

We also maintain a Nonqualified Deferred Compensation Plan (as amended from time to time, the “Deferred Compensation Plan”). Pursuant to the terms of the Deferred Compensation Plan, eligible management, non-employee directors or highly compensated employees approved by the board of directors may elect to defer a portion of their compensation and have such deferred compensation invested in the same investments made available to participants of the 401(k) plan or in notional equity shares of the Company. We match a percentage of any amounts invested in notional equity shares (50% during 2012, 2011 and 2010). Such matched amounts are subject to 20% vesting each year. All matching contributions are 100% vested five years after the later of January 1, 2007 or the date the executive first participates in the Deferred Compensation Plan. Amounts deferred

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

under the Deferred Compensation Plan and any earnings credited thereunder shall be held separate and apart from our other funds, but remain subject to claims by the Company’s general creditors. Our total contributions for the years ended December 31, 2012, 2011 and 2010 under the plan were approximately $1.8 million, $2.0 million and $1.2 million, respectively. Assets under the Deferred Compensation Plan at December 31, 2012 and 2011 were $10.0 million and $1.2 million, respectively. The fair value of notional equity shares in the Deferred Compensation Plan at December 31, 2012 and 2011 were $31.3 million and $42.6 million, respectively.

2006 Executive Incentive Plan

On December 30, 2011, our Board of Directors approved amendments to certain of our compensation plans. The Board of Directors approved an amendment to the Company’s 2006 Executive Incentive Plan (“EIP”) which amendment increased the maximum number of shares of common stock of the Company, par value $0.001 per share (“Common Stock”) that may be issued pursuant to or subject to outstanding awards under the EIP from 1,409,536 to 4,804,428. Such increased pool is in addition to shares issuable upon exercise of rollover options. The Board of Directors also took action in accordance with the terms of the EIP to adjust the number and kind of shares of stock or securities subject to awards outstanding under the EIP to give effect to the Conversion and the Reclassification.

Awards under the EIP are intended to align the incentives of the Company’s executives and investors and to improve the performance of the Company. The administrator will select participants from among those key employees and directors of and consultants and advisors to, the Company or its affiliates who, in the opinion of the administrator, are in a position to make a significant contribution to the success of the Company and its affiliates.

Stock options granted under the EIP prior to 2012 become exercisable over a period of five years, with 20% of the stock option becoming exercisable on each of the first through fifth anniversaries of the grant date. During 2012, a form of option certificate was adopted such that the 2012 grants become exercisable over a period of four years, with 25% of the stock option becoming exercisable on each of the first through fourth anniversaries of the grant date. Once an option has vested, it generally remains exercisable until the tenth anniversary of the grant date so long as the participant continues to provide services to the Company.

On August 15, 2012, our Board of Directors declared a special cash dividend of $8.00 per share to be paid to stockholders of record as of August 15, 2012. In addition, the Board of Directors authorized equivalent cash payments and/or adjustments to holders of outstanding stock options to reflect the payment of such dividend as required by the existing terms of our incentive plans. In addition, in connection with such payment, our Board of Directors accelerated the vesting of certain stock options that were granted in 2012 and scheduled to vest in 2013. The share-based compensation recorded as a result of the accelerated vesting was $6.8 million. For options granted in 2012 and scheduled to vest in 2014 through 2016, no dividend equivalent was paid but the option exercise price was reduced by $8.00 to $25.52. Options granted prior to 2012 and options granted in 2012 originally scheduled to vest in 2013 participated in the dividend equivalent payment with no modification to the option exercise price. In conjunction with the refinancing and dividend, an appraisal of the Company was performed by Corporate Valuation Advisors, Inc., and approved by management and the Board of Directors, of the fair market value of each respective stock option grant and the underlying share of common stock both before and immediately after the dividend and refinancing. An additional $1.5 million share-based compensation charge was recorded on option grants where the fair market value of the option and dividend equivalent paid, if any, exceeded the fair market value of the option before dividend and refinancing.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Stock Options

The following table presents the stock option activity under the EIP for the years ended December 31, 2012, 2011 and 2010, respectively:

		Options Outstanding
	Options Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance at January 1, 2010	56,793	312,688	$19.36
Granted	(29,375)	29,375	72.32
Canceled	14,263	(14,263)	25.76
Exercised	—	(9,800)	16.00

Balance at December 31, 2010	41,681	318,000	24.00
Granted	(20,000)	20,000	84.80
Canceled	12,688	(12,688)	50.96
Exercised	—	(9,750)	16.40
December, 2011 amendment to the Plan	3,394,892	—	—

Balance at December 31, 2011	3,492,260	315,563	27.04
Granted	(2,615,000)	2,615,000	27.52
Canceled	36,188	(36,188)	37.68
Exercised	—	(23,963)	14.00

Balance at December 31, 2012	850,448	2,870,413	$27.44

At December 31, 2012, we expect that 72% of options granted will vest over the vesting period.

At December 31, 2012, the intrinsic value of vested options was zero.

The following table summarizes the information on the options granted under the EIP at December 31, 2012:

Outstanding				Exercisable
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$13.12	189,100	3.94	$13.12	189,100	$13.12
$25.52	1,943,906	9.25	$25.52	—	—
$28.88	24,688	6.00	$28.88	19,750	$28.88
$33.52	647,969	9.25	$33.52	647,969	$33.52
$50.88	25,625	5.08	$50.88	20,500	$50.88
$72.32	24,125	7.33	$72.32	9,650	$72.32
$84.80	15,000	8.08	$84.80	3,000	$84.80

$13.12 - $84.80	2,870,413	8.81	$27.44	889,969	$30.08

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Executive Management Rollover Options		Options Outstanding
	Options Available for Grant	Number of Shares	Weighted Average Exercise Price

Balance at January 1, 2010	2	36,932	$266.64
Exercised	—	(1,016)	264.00

Balance at December 31, 2010	2	35,916	266.72
Exercised	—	(2,372)	256.64
Conversion and reclassification	101	1,586,290	(261.90)

Balance at December 31, 2011	103	1,619,834	5.54
Exercised	—	(1,332,256)	5.55

Balance at December 31, 2012	103	287,578	$5.47

Prior to the conversion, an Equity Strip was comprised of eight options of Class A common stock and one option of Class L common stock. The rollover options are fully vested.

The following table summarizes the outstanding and exercisable information on management rollover options granted under the EIP at December 31, 2012:

Outstanding and Exercisable
Number of Options	Average Remaining Contractual Life (years)	Weighted Average Exercise Price
287,578	1.46	$5.47

The aggregate intrinsic value of these options at December 31, 2012 was approximately $5.7 million.

We account for the stock option grants under the EIP in accordance with Accounting Standards Codification 718, Compensation-Stock Compensation (“ASC 718”). The fair value of option awards granted under the EIP during 2012 were $12.24 for initial awards in March. The fair value of the option awards on which vesting was accelerated was $5.92. The fair value of the option awards on which the exercise price was reduced by the amount of the dividend, $8.00, was $8.96. The fair value of the option awards granted under the EIP during 2011 was $31.36. We have estimated the fair value of EIP option awards on the grant date or date of award modification using a Black-Scholes option pricing model that uses the assumptions noted in the following table:

	2012 Grant as modified
	Accelerated Vesting	Reduced Exercise Price	Initial 2012 grant	2011
Risk-free interest rate	0.63%	0.86%	1.35%	1.87%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	36.9%	35.1%	34.7%	33.2%
Expected life (years)	4.83	6.15	6.3	6.5

The risk-free interest rate for periods within the expected life of the option is based on the zero-coupon U.S. government treasury strip with a maturity which approximates the expected life of the option at the time of grant.

At December 31, 2012 and 2011, there was approximately $14.6 million and $1.0 million of unrecorded and unrecognized compensation cost related to unvested stock options under the EIP, respectively, which will be recognized over the remaining vesting period of approximately four years.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Restricted Stock

The Company is party to Restricted Stock Award and Special Bonus Agreements and Restricted Stock Award Agreements (collectively, “Restricted Stock Agreements”) with certain officers and employees of the Company, which Restricted Stock Agreements provide for the issuance of shares of Common Stock that are subject to time or performance vesting. On December 30, 2011, the Board of Directors approved the amendment of the Restricted Stock Agreements with each of the current employees party to a Restricted Stock Agreement with the Company in accordance with the terms of the EIP to provide for immediate vesting of all shares awarded thereunder outstanding for more than five years, such vesting became effective with the Conversion. For shares outstanding for less than five years, the board of directors approved the amendment to the Restricted Stock Agreement to provide for vesting of all such awards upon the earlier of the five year anniversary of grant and a change of control of the Company. The amendments to the Restricted Stock Agreements provided for the acceleration of an aggregate of 546,483 shares of Common Stock. Previously, Tranches 2 and 3 of these awards vested only upon meeting certain performance criteria and therefore share based compensation had not been recognized. The amendments to the Restricted Stock Agreements resulted in the recognition in 2011 of $18.5 million of share based compensation in selling, general and administrative expense for the fair value of the vested Tranche 2 and 3 shares which had been outstanding for more than five years.

Prior to the December 30, 2011 amendment of the Restricted Stock Agreements, grants of restricted stock under the EIP were in three Tranches: 33.33% of the shares in Tranche 1, 22.22% of the shares in Tranche 2 and 44.45% of the shares in Tranche 3. Restricted stock acquired under the EIP vested during the grantee’s employment by the Company or its subsidiaries in accordance with the provisions of the EIP, as follows: The Tranche 1 shares vested over a period of five years, with 20% of the shares vested at the end of each year. Notwithstanding the above, 100% of a grantee’s outstanding and unvested Tranche 1 shares shall vest immediately upon a change of control. The vesting schedule for Tranche 2 and Tranche 3 shares previously were subject to the Total Return of the Sponsors and the Sponsor internal rate of return as of an exit event, subject to certain terms and conditions.

Restricted Stock activity under the EIP for 2012, 2011 and 2010 are set forth below:

		Restricted Stock Outstanding
	Restricted Stock Available for Grant	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2010	10,742	1,013,333	$15.04
Granted	(313)	313	72.32
Canceled	18,334	(18,334)	24.00
Purchased as treasury shares	—	(3,541)	16.08

Balance at December 31, 2010	28,763	991,770	14.80
Purchased as treasury shares	—	(1,096)	11.44

Balance at December 31, 2011	28,763	990,674	14.80
Canceled	20,834	(20,834)	11.44

Balance at December 31, 2012	49,597	969,839	$14.88

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

The following table summarizes the information on the restricted stock granted under the EIP at December 31, 2012:

Outstanding			Vested
Range of Grant Prices	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
$ 11.44	907,652	$11.44	899,319	$11.44
$ 28.88	3,125	$28.88	625	$28.88
$ 50.88	8,750	$50.88	2,333	$50.88
$ 72.32	50,313	$72.32	10,041	$72.32

$11.44 - $72.32	969,839	$14.80	912,318	$14.88

We account for the restricted stock in accordance with ASC 718. Share based compensation for 2012, 2011 and 2010 for the EIP restricted stock grants was approximately $1.2 million, $19.9 million and $1.5 million, respectively. No restricted stock was granted in 2012 or 2011. We have estimated the fair value of EIP restricted stock grants on the grant date using a Black-Scholes option pricing model that uses the same assumptions noted above for the EIP option awards.

At December 31, 2012 and 2011, there was approximately $1.3 million and $3.1 million of unrecorded and unrecognized compensation cost related to unvested restricted stock under the EIP, respectively, which will be recognized over the remaining vesting period of approximately two and one half years.

Stock-Based Compensation Expense

For the years 2012, 2011 and 2010, stock-based compensation expense was $25.8 million, $23.3 million and $4.2 million, respectively. The net income effect of stock-based compensation expense for 2012, 2011 and 2010 was approximately $15.6 million, $19.0 million and $2.6 million, respectively.

13.	EARNINGS PER SHARE

On October 2, 2009, the Company announced its intention to commence an equity offering and accordingly is providing the following information related to earnings per share.

On December 30, 2011, we completed the conversion of our outstanding Class L Common Stock into shares of Class A Common Stock and thereafter the reclassification of all of our Class A Common Stock as a single class of Common Stock. As a result, earnings per share calculations in 2012 and future periods will be presented as a single class of Common Stock.

Through December 30, 2011, we had two classes of common stock (Class L stock and Class A stock) outstanding. Each Class L share was entitled to a priority return preference equal to the sum of (x) $90 per share base amount plus (y) an amount sufficient to generate a 12% internal rate of return on that base amount from the date of the recapitalization until the priority return preference was paid in full or converted to Class A shares. Each Class L share also participated in any equity appreciation beyond the priority return on the same per share basis as the Class A shares. Class A shares participated in the equity appreciation after the Class L priority return was satisfied.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

The Class L stock was considered a participating stock security requiring use of the “two-class” method for the computation of basic net income (loss) per share in accordance with ASC 260 Earnings Per Share. Losses were not allocated to the Class L stock in the computation of basic earnings per share as the Class L stock was not obligated to share in losses.

Prior to the Conversion, basic earnings per share (“EPS”) excluded the effect of common stock equivalents and was computed using the “two-class” computation method, which divided earnings attributable to the Class L preference from total earnings. Any remaining income or loss was attributed to the common shares. Diluted earnings per share reflects the potential dilution that could result if options or other contingently issuable shares were exercised or converted into common stock and notional shares from the Deferred Compensation Plan were granted. Diluted earnings per common share assumes the exercise of stock options using the treasury stock method.

	Year Ended December 31,
(Amount in thousands)	2011	2010
Net income	$127,493	$60,304
Less: accretion of Class L Shares	171,567	170,265
Net loss attributable to common stock	(44,074)	(109,961)
Income attributable to Class L Shares (1)	171,567	170,265

(1)	Prior to the Conversion, the Class L shareholders were allocated their priority return which is equivalent to the accretion, while any losses were allocated to common shareholders as the Class L shareholders did not have a contractual obligation to share in losses.

	Year Ended December 31,
(Amounts in thousands, except per share amounts)	2012	2011	2010
Earnings (loss) per common share:
Basic Class L		$17.18	$17.07
Basic common	$2.04	$(4.01)	$(10.00)

Diluted Class L		$16.48	$16.37
Diluted common	$1.98	$(4.01)	$(10.00)

Weighted average number of shares outstanding:
Basic Class L		9,984	9,975
Basic common	61,528	10,989	10,994

Dilutive impact of stock options:

Class L shares		424	424
Common shares	1,995	—	—

Diluted Class L shares		10,408	10,399
Diluted common shares	63,523	10,989	10,994

Diluted earnings per share are computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares result from the assumed exercise of outstanding stock options, by application of the treasury stock method that have a dilutive effect on earnings per share. At December 31, 2012, 2,681,313 stock options were outstanding with an exercise price equal to or exceeding the market value of our common stock that were therefore excluded from the

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

computation of shares contingently issuable upon exercise of the options. At December 31, 2011 and 2010, for purposes of calculating the diluted earnings per share for the common shares, 315,563 and 318,000 options outstanding to purchase common shares, respectively, were excluded from the computation of diluted common shares outstanding as the income allocable to the common shares was a loss, therefore the effect was anti-dilutive.

Unaudited Pro Forma Earnings per Share

On August 15, 2012, our Board of Directors declared a special cash dividend of $8.00 per share to stockholders of record as of August 15, 2012 totaling $511,041. As the initial public offering is expected to occur within twelve months of the dividend payment, the dividend is deemed to be paid out of proceeds of the offering rather than 2012 earnings under certain interpretations of the Securities and Exchange Commission. As such, the unaudited pro forma earnings per share for fiscal year 2012 gives effect to the number of shares whose proceeds would be necessary to pay the dividend, in excess of fiscal year 2012 earnings, up to the amount of shares assumed to be issued in the offering.

The following table sets forth the computation of unaudited pro forma basic and diluted earnings per share.

	Year ended December 31, 2012
(Amounts in thousands)	Basic	Diluted
Net income	$125,541	$125,541
Pro forma weighted average number of common shares:
Weighted average number of common shares	61,528	63,523
Shares issued in offering necessary to pay dividend	16,404	16,404

Pro forma weighted average number of common shares	77,932	79,927

Pro forma earnings per common share	$1.61	$1.57

14.	COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, we and certain of our subsidiaries are defendants in various litigation matters and are subject to claims from our clients for indemnification, some of which may involve claims for damages that are substantial in amount. We do not believe the disposition of claims currently pending will have a material effect on our financial position, results of operations or cash flows.

15.	BUSINESS SEGMENTS

We operate in two business segments:

Unified Communications, including conferencing and collaboration services, event services, IP-based unified communication solutions and alerts and notification services; and

Communication Services, including emergency communications, automated call processing, telephony / interconnect services and agent-based services.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	For the year ended December 31,
	2012	2011	2010
Revenue:
Unified Communications	$1,451,301	$1,364,032	$1,220,216
Communication Services	1,198,320	1,137,900	1,173,945
Intersegment eliminations	(11,597)	(10,607)	(5,950)

Total	$2,638,024	$2,491,325	$2,388,211

Depreciation and Amortization
(Included in Operating Income):
Unified Communications	$88,253	$85,566	$87,278
Communication Services	94,169	86,342	83,052

Total	$182,422	$171,908	$170,330

Operating Income:
Unified Communications	$384,565	$363,226	$320,411
Communication Services	93,610	104,902	99,770

Total	$478,175	$468,128	$420,181

Capital Expenditures:
Unified Communications	$63,236	$61,063	$51,077
Communication Services	55,519	46,952	50,515
Corporate	9,674	12,107	20,457

Total	$128,429	$120,122	$122,049

	As of December 31,
	2012	2011	2010
Assets:
Unified Communications	$1,629,019	$1,620,444	$1,401,242
Communication Services	1,437,695	1,379,125	1,375,643
Corporate	381,439	227,949	228,365

Total	$3,448,153	$3,227,518	$3,005,250

Platform-based service revenue includes services provided in both the Unified Communications Services and Communication Services segments, while agent-based service revenue is provided in the Communication Services segment. Revenue from platform-based services was $1,886.5 million, $1,759.0 million and $1,619.9 million in 2012, 2011 and 2010, respectively.

For 2012, 2011 and 2010, our largest 100 clients represented approximately 57%, 55% and 57% of total revenue, respectively. In 2012, no client represented more than 10% of our aggregate revenue. The aggregate revenue as a percentage of our total revenue from our largest client, AT&T, during 2011 and 2010 was approximately 10% and 11%, respectively.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

No individual country outside of the United States accounted for greater than 10% of aggregate revenue for 2012, 2011 or 2010. Revenue is attributed to an organizational region based on location of the billed customer’s account. Geographic information by organizational region, in thousands, is noted below.

	2012	2011	2010
Revenue:
Americas—United States	$2,149,971	$2,018,179	$1,979,372
Europe, Middle East & Africa (EMEA)	296,705	292,397	263,603
Asia-Pacific	168,046	154,238	125,267
Americas—Other	23,302	26,511	19,969

Total	$2,638,024	$2,491,325	$2,388,211

	As of December 31,
	2012	2011	2010
Long-Lived Assets:
Americas—United States	$2,446,090	$2,373,428	$2,192,157
Europe, Middle East & Africa (EMEA)	210,902	206,598	210,689
Asia-Pacific	27,787	21,599	19,646
Americas—Other	2,282	4,107	5,731

Total	$2,687,061	$2,605,732	$2,428,223

The aggregate gain (loss) on transactions denominated in currencies other than the functional currency of West Corporation or any of its subsidiaries was approximately $(3.5) million, $4.2 million and $(2.8) million in 2012, 2011 and 2010, respectively.

16.	CONCENTRATION OF CREDIT RISK

Our accounts receivable subject us to the potential for credit risk with our customers. At December 31, 2012, three customers accounted for $55.7 million or 12.2% of gross accounts receivable, compared to $44.5 million, or 10.8% of gross receivables at December 31, 2011. We perform ongoing credit evaluations of our customers’ financial condition. We maintain an allowance for doubtful accounts for potential credit losses based upon historical trends, specific collection problems, historical write-offs, account aging and other analysis of all accounts and notes receivable. At February 1, 2013, $42.2 million, or 76%, of the December 31, 2012 accounts receivable from the three customers noted above had been received.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

17.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes, in thousands, supplemental information about our cash flows for the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,
	2012	2011	2010
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$262,216	$243,825	$231,698
Cash paid for redemption call premium on 2014 Senior Notes	$—	$—	$32,759
Cash paid for income taxes, net of $5,546, $ 8,069 and $1,033 for refunds in 2012, 2011 and 2010	$82,407	$28,934	$28,439
SUPPLEMENTAL DISCLOSURE OF CASH INVESTING ACTIVITIES:
Collections applied to principal of portfolio receivables	$—	$—	$13,739
SUPPLEMENTAL DISCLOSURE OF CASH FINANCING ACTIVITIES:
Payments of portfolio notes payable	$—	$—	$686
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
Acquisition of property through accounts payable commitments	$18,471	$15,531	$13,322
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
Net settlement of stock options exercised	$9,405	$—	$—
Net settlement of shares issued from the deferred compensation plan	$2,231	$—	$—
Conversion of Class L common shares to Class A common shares	$—	$1,675,434	$—
Stock and stock options exchanged in cashless exercises of stock options	$—	$1,688	$—

18.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is the summary of the unaudited quarterly results of operations for the two years ended December 31, 2012 and 2011, in thousands.

	Three Months Ended				Year Ended December 31, 2012
	March 31, 2012	June 30, 2012	September 30, 2012 (1)	December 31, 2012
Revenue	$639,062	$661,895	$656,896	$680,171	$2,638,024
Cost of services	291,702	307,286	307,699	317,772	1,224,459

Gross Profit	347,360	354,609	349,197	362,399	1,413,565
SG&A	233,118	233,110	231,905	237,257	935,390

Operating income	114,242	121,499	117,292	125,142	478,175

Net income	$34,044	$36,694	$22,096	$32,707	$125,541

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Three Months Ended				Year Ended December 31, 2011
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011(2)
Revenue	$610,818	$622,820	$632,803	$624,884	$2,491,325
Cost of services	271,603	276,220	284,406	281,060	1,113,289

Gross Profit	339,215	346,600	348,397	343,824	1,378,036
SG&A	220,408	223,849	216,450	249,201	909,908

Operating income	118,807	122,751	131,947	94,623	468,128

Net income	$34,580	$34,378	$37,347	$21,188	$127,493

(1)	Results of operations in the third quarter of 2012 were affected by a pre-tax $10.0 million expense associated with the dividend equivalent attributed to participants in our Deferred Compensation Plan, $8.3 million of additional share based compensation associated with the dividend and $10.3 million of additional interest expense incurred with the refinancing for the additional borrowings of approximately $521.6 million due to the dividends declared and dividend equivalents paid in August 2012.
(2)	Results of operations in the fourth quarter of 2011 were affected by a pre-tax $18.5 million share based compensation expense for the modification of vesting criteria of restricted stock grants. $12.1 million was not deductible for tax purposes.

19.	SUBSEQUENT EVENTS

On February 7, 2013, we received lender consent to amend the credit agreement governing our senior secured credit facilities. The amendment to the credit agreement is expected to modify our senior secured credit facilities as follows: (i) reduce the applicable margins of each of the existing term loan tranches by 1.25% and lower the LIBOR and base rate floors of each of the existing term loan tranches by 0.25%; (ii) extend the maturity of all or a portion of the term loans due July 2016 to June 2018; and (iii) add a further step down to the applicable margins of each of the existing term loan tranches by 0.50% conditioned upon completion by the Company of an initial public offering and the Company attaining and maintaining a total leverage ratio less than or equal to 4.75:1.00. We expect to incur refinancing expenses of approximately $24 million for the soft call premium and $5 million for fees and expenses in connection with the amendment.

Following effectiveness of the amendment, the interest rate margins for the term loans due 2016 will range from 2.50% to 3.00% for LIBOR rate loans, and from 1.50% to 2.00% for base rate loans, the interest rate margins for the term loans due 2018 will range from 2.75% to 3.25% for LIBOR rate loans, and 1.75% to 2.25% for base rate loans, and the interest rate floor will be 1.00% for the LIBOR component of the LIBOR rate loans and 2.00% for the base rate component of the base rate loans. The amendment also provides for a soft call option applicable to all of the new term loans. The soft call option provides for a premium equal to 1.0% of the amount of the repricing payment, in the event that, on or prior to the six month anniversary of the effective date of the amendment, we or our subsidiary borrowers enter into certain repricing transactions. The effectiveness of the amendment is subject to customary conditions.

The Company has filed a registration statement under the Securities Act of 1933 to sell common stock. On March 8, 2013, the Company effected a 1-for-8 reverse stock split and amended its Restated Certificate of Incorporation by filing an amendment with the Delaware Secretary of State. The Company also adjusted the share amounts under its employee benefits and incentive plans as a result of the 1-for-8 reverse stock split. Immediately prior to the completion of the offering to sell common stock, the Company expects to file an Amended and Restated Certificate of Incorporation. All numbers of common shares and per common share data in the accompanying consolidated financial statements and related notes have been retroactively adjusted to give effect to the reverse stock split and the changes to the Amended and Restated Certificate of Incorporation of the Company.

WEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

20.	FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTOR AND SUBSIDIARY NON- GUARANTOR

West Corporation and our U.S. based 100% owned subsidiary guarantors, jointly, severally, fully and unconditionally are responsible for the payment of principal, premium and interest on our senior notes and senior subordinated notes. Presented below, in thousands, is condensed consolidated financial information for West Corporation and our subsidiary guarantors and subsidiary non-guarantors for the periods indicated. Subsequent to the issuance of the 2011 financial statements, the comprehensive income information presented below was added to reflect our retrospective adoption of ASU Nos. 2011-05 and 2011-12, Comprehensive Income in 2011 and 2010.

WEST CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

(AMOUNTS IN THOUSANDS)

	Year Ended December 31, 2012
	Parent / Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
REVENUE	$—	$2,082,225	$555,799	$—	$2,638,024
COST OF SERVICES	—	984,870	239,589	—	1,224,459
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	17,040	765,167	153,183	—	935,390

OPERATING INCOME (LOSS)	(17,040)	332,188	163,027	—	478,175
OTHER INCOME (EXPENSE):
Interest Expense, net of income	(180,090)	(109,346)	17,893	—	(271,543)
Subsidiary Income	262,313	125,429	—	(387,742)	—
Other, net	5,610	16,776	(21,409)	—	977

Other (expense) income	87,833	32,859	(3,516)	(387,742)	(270,566)

INCOME BEFORE INCOME TAX EXPENSE	70,793	365,047	159,511	(387,742)	207,609
INCOME TAX EXPENSE (BENEFIT)	(54,748)	104,630	32,186	—	82,068

NET INCOME	125,541	260,417	127,325	(387,742)	125,541

Foreign currency translation adjustments, net of tax of $(3,650)	5,955	—	5,955	(5,955)	5,955
Reclassification of a cash flow hedge into earnings, net of tax of $2,626	(4,284)	—	—	—	(4,284)
Unrealized gain on cash flow hedges, net of tax of $(4,434)	7,234	—	—	—	7,234

Comprehensive income	$134,446	$260,417	$133,280	$(393,697)	$134,446

WEST CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

(AMOUNTS IN THOUSANDS)

	Year Ended December 31, 2011
	Parent / Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
REVENUE	$—	$1,970,681	$520,644	$—	$2,491,325
COST OF SERVICES	—	897,639	215,650	—	1,113,289
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	19,927	733,967	156,014	—	909,908

OPERATING INCOME (LOSS)	(19,927)	339,075	148,980	—	468,128
OTHER INCOME (EXPENSE):
Interest Expense, net of income	(165,856)	(117,986)	14,426	—	(269,416)
Subsidiary Income	270,245	121,029	—	(391,274)	—
Other, net	1,457	17,197	(12,839)	—	5,815

Other (expense) income	105,846	20,240	1,587	(391,274)	(263,601)

INCOME BEFORE INCOME TAX EXPENSE	85,919	359,315	150,567	(391,274)	204,527
INCOME TAX EXPENSE (BENEFIT)	(41,574)	89,986	28,622	—	77,034

NET INCOME	127,493	269,329	121,945	(391,274)	127,493

Foreign currency translation adjustments, net of tax of $(11,176)	(18,234)	—	(18,234)	18,234	(18,234)
Reclassification of a cash flow hedge into earnings, net of tax of $(3,180)	5,188	—	—	—	5,188
Unrealized gain (loss) on cash flow hedges, net of tax of $(4,450)	7,260	—	—	—	7,260

Comprehensive income	$121,707	$269,329	$103,711	$(373,040)	$121,707

WEST CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

(AMOUNTS IN THOUSANDS)

	Year Ended December 31, 2010
	Parent / Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
REVENUE	$—	$1,945,300	$442,911	$—	$2,388,211
COST OF SERVICES	—	883,559	173,449	—	1,057,008
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,707	768,656	137,659	—	911,022

OPERATING INCOME (LOSS)	(4,707)	293,085	131,803	—	420,181
OTHER INCOME (EXPENSE):
Interest Expense, net of income	(157,501)	(105,042)	10,074	—	(252,469)
Refinancing Expense	(52,804)	—	—	—	(52,804)
Subsidiary Income	192,854	91,665	—	(284,519)	—
Other, net	6,267	8,726	(9,121)	—	5,872

Other (expense) income	(11,184)	(4,651)	953	(284,519)	(299,401)

INCOME BEFORE INCOME TAX EXPENSE	(15,891)	288,434	132,756	(284,519)	120,780
INCOME TAX EXPENSE (BENEFIT)	(76,195)	96,617	40,054	—	60,476

NET INCOME	60,304	191,817	92,702	(284,519)	60,304

Foreign currency translation adjustments, net of tax of $3,014	(4,918)	—	(4,918)	4,918	(4,918)
Unrealized loss on cash flow hedges, net of tax of $2,821	(4,602)	—	—	—	(4,602)

Comprehensive income	$50,784	$191,817	$87,784	$(279,601)	$50,784

WEST CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING BALANCE SHEET

(AMOUNTS IN THOUSANDS)

	December 31, 2012
	Parent / Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$106,010	$1,821	$71,280	$—	$179,111
Trust cash	—	14,518	—	—	14,518
Accounts receivable, net	—	67,959	376,452	—	444,411
Intercompany receivables	—	828,896	—	(828,896)	—
Deferred income taxes receivable	99,976	11,621	10,088	(108,537)	13,148
Prepaid assets	9,857	25,890	6,382	—	42,129
Other current assets	11,403	44,439	11,933	—	67,775

Total current assets	227,246	995,144	476,135	(937,433)	761,092
Property and equipment, net	70,210	249,523	45,163	—	364,896
INVESTMENT IN SUBSIDIARIES	1,477,884	373,665	—	(1,851,549)	—
GOODWILL	—	1,637,725	179,126	—	1,816,851
INTANGIBLES, net	—	249,112	36,560	—	285,672
OTHER ASSETS	126,873	88,491	4,278	—	219,642

TOTAL ASSETS	$1,902,213	$3,593,660	$741,262	$(2,788,982)	$3,448,153

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$14,627	$84,579	$21,041	$—	$120,247
Intercompany payables	550,799	—	278,097	(828,896)	—
Accrued expenses	48,524	319,480	52,829	(108,537)	312,296
Current maturities of long-term debt	8,677	16,448	—	—	25,125

Total current liabilities	622,627	420,507	351,967	(937,433)	457,668
LONG-TERM OBLIGATIONS, less current maturities	2,426,293	1,566,238	—	—	3,992,531
DEFERRED INCOME TAXES	40,457	81,440	10,501	—	132,398
OTHER LONG-TERM LIABILITIES	62,522	49,207	3,513	—	115,242
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(1,249,686)	1,476,268	375,281	(1,851,549)	(1,249,686)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,902,213	$3,593,660	$741,262	$(2,788,982)	$3,448,153

WEST CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING BALANCE SHEET

(AMOUNTS IN THOUSANDS)

	December 31, 2011
	Parent / Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,503	$—	$89,572	$(6,239)	$93,836
Trust cash	—	16,446	—	—	16,446
Accounts receivable, net	—	50,480	363,333	—	413,813
Intercompany receivables	—	837,464	—	(837,464)	—
Deferred income taxes receivable	73,709	13,034	462	(77,137)	10,068
Prepaid assets	3,222	25,232	8,588	—	37,042
Other current assets	5,089	42,089	3,403	—	50,581

Total current assets	92,523	984,745	465,358	(920,840)	621,786
Property and equipment, net	73,105	243,170	34,580	—	350,855
INVESTMENT IN SUBSIDIARIES	1,460,108	351,329	—	(1,811,437)	—
GOODWILL	—	1,586,988	175,647	—	1,762,635
INTANGIBLES, net	—	283,807	49,340	—	333,147
OTHER ASSETS	98,673	58,378	2,044	—	159,095

TOTAL ASSETS	$1,724,409	$3,508,417	$726,969	$(2,732,277)	$3,227,518

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$5,001	$68,317	$12,360	$(6,239)	$79,439
Intercompany payables	572,554	—	264,910	(837,464)	—
Accrued expenses	70,680	260,490	69,403	(77,137)	323,436
Current maturities of long-term debt	2,354	13,071	—	—	15,425

Total current liabilities	650,589	341,878	346,673	(920,840)	418,300
LONG-TERM OBLIGATIONS, less current maturities	1,890,134	1,610,806	—	—	3,500,940
DEFERRED INCOME TAXES	22,766	84,918	13,837	—	121,521
OTHER LONG-TERM LIABILITIES	57,333	16,299	9,538	—	83,170
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(896,413)	1,454,516	356,921	(1,811,437)	(896,413)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,724,409	$3,508,417	$726,969	$(2,732,277)	$3,227,518

WEST CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)

	Year Ended December 31, 2012
	Parent / Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
NET CASH FLOWS FROM OPERATING ACTIVITIES:	$—	$190,921	$127,995	$—	$318,916

CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions	—	(77,204)	(60)	—	(77,264)
Purchase of property and equipment	(9,674)	(90,268)	(25,547)	—	(125,489)
Other	—	(163)	1,294	—	1,131

Net cash flows from investing activities	(9,674)	(167,635)	(24,313)	—	(201,622)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from new term loan facility	335,038	634,962	—	—	970,000
Payment on term loan facility	(68,476)	(379,958)	—	—	(448,434)
Dividends paid	(510,634)	—	—	—	(510,634)
Payments of long-term revolving credit obligations	(133,300)	—	(172,500)	—	(305,800)
Proceeds from issuance of long-term revolving credit obligations	133,300	—	172,500	—	305,800
Debt issuance costs	(27,566)	—	—	—	(27,566)
Principal payments of long-term obligations	(5,516)	(14,758)	—	—	(20,274)
Payments of capital lease obligations	—	(27)	(16)	—	(43)
Repurchase of common stock	(1,488)	—	—	—	(1,488)
Proceeds from stock options exercised including excess tax benefits	5,309	—	—	—	5,309

Net cash flows from financing activities	(273,333)	240,219	(16)	—	(33,130)

Intercompany	378,514	(261,684)	(123,069)	6,239	—
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	—	—	1,111	—	1,111
NET CHANGE IN CASH AND CASH EQUIVALENTS	95,507	1,821	(18,292)	6,239	85,275
CASH AND CASH EQUIVALENTS, Beginning of period	10,503	—	89,572	(6,239)	93,836

CASH AND CASH EQUIVALENTS, End of period	$106,010	$1,821	$71,280	$—	$179,111

WEST CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)

	Year Ended December 31, 2011
	Parent / Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
NET CASH FLOWS FROM OPERATING ACTIVITIES:	$—	$306,897	$47,529	$(6,239)	$348,187

CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions	—	(185,845)	(25,794)	—	(211,639)
Purchase of property and equipment	(12,107)	(89,099)	(16,707)	—	(117,913)
Other	—	99	12	—	111

Net cash flows from investing activities	(12,107)	(274,845)	(42,489)	—	(329,441)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of long-term revolving credit obligations	(524,300)	—	(262,000)	—	(786,300)
Proceeds from issuance of long-term revolving credit obligations	524,300	—	262,000	—	786,300
Debt issuance costs	(770)	—	(259)	—	(1,029)
Principal payments of long-term obligations	(5,327)	(11,874)	—	—	(17,201)
Payments of capital lease obligations	(849)	(58)	(38)	—	(945)
Repurchase of common stock	(5,845)	—	—	—	(5,845)
Proceeds from stock options exercised including excess tax benefits	1,840	—	—	—	1,840

Net cash flows from financing activities	(10,951)	(11,932)	(297)	—	(23,180)

Intercompany	33,561	(20,120)	(18,033)	4,592	—
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	—	—	477	—	477
NET CHANGE IN CASH AND CASH EQUIVALENTS	10,503	—	(12,813)	(1,647)	(3,957)
CASH AND CASH EQUIVALENTS, Beginning of period	—	—	102,385	(4,592)	97,793

CASH AND CASH EQUIVALENTS, End of period	$10,503	$—	$89,572	$(6,239)	$93,836

WEST CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)

	Year Ended December 31, 2010
	Parent / Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations and Consolidating Entries	Consolidated
NET CASH FLOWS FROM OPERATING ACTIVITIES:	$—	$239,307	$78,114	$(4,592)	$312,829

CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions	—	(23,746)	(9,750)	—	(33,496)
Purchase of property and equipment	(20,457)	(83,403)	(14,331)	—	(118,191)
Collections applied to principal of portfolio receivables	—	13,739	—	—	13,739
Other	—	52	—	—	52

Net cash flows from investing activities	(20,457)	(93,358)	(24,081)	—	(137,896)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of long-term obligations	(1,327,781)	—	(47,000)	—	(1,374,781)
Proceeds from issuance of long-term obligations	1,254,850	—	47,000	—	1,301,850
Debt issuance costs	(31,083)	—	—	—	(31,083)
Principal payments of long-term obligations	(7,688)	(19,059)	—	—	(26,747)
Payments of capital lease obligations	(2,005)	(52)	(58)	—	(2,115)
Repurchase of common stock	(970)	—	—	—	(970)
Proceeds from stock options exercised including excess tax benefits	897	—	—	—	897
Payments of portfolio notes payable	—	(686)	—	—	(686)
Other	(16)	—	—	—	(16)

Net cash flows from financing activities	(113,796)	(19,797)	(58)	—	(133,651)

Intercompany	131,904	(126,152)	(16,015)	10,263	—
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	—	—	(2,557)	—	(2,557)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(2,349)	—	35,403	5,671	38,725
CASH AND CASH EQUIVALENTS, Beginning of period	2,349	—	66,982	(10,263)	59,068

CASH AND CASH EQUIVALENTS, End of period	$—	$—	$102,385	$(4,592)	$97,793

Schedule II

WEST CORPORATION AND SUBSIDIARIES

CONSOLIDATED VALUATION ACCOUNTS

THREE YEARS ENDED DECEMBER 31, 2012

Description (amounts in thousands)	Balance Beginning of Year	Reserves Obtained in Acquisitions	Additions- Charged (Credited) to Cost and Expenses	Deductions- Amounts Charged-Off	Balance End of Year

December 31, 2012—Allowance for doubtful accounts—Accounts receivable	$11,627	$—	$1,483	$(2,671)	$10,439

December 31, 2011—Allowance for doubtful accounts—Accounts receivable	$10,481	$374	$2,762	$(1,990)	$11,627

December 31, 2010—Allowance for doubtful accounts—Accounts receivable	$11,819	$268	$4,222	$(5,828)	$10,481

	Balance Beginning of Year	Valuation Allowance Obtained in Acquisitions	Additions	Deductions	Balance End of Year
December 31, 2012—Allowance for deferred income tax asset valuation	$(114,686)	$—	$—	$2,060	$(112,626)

December 31, 2011—Allowance for deferred income tax asset valuation	$(119,684)	$(560)	$(70)	$5,628	$(114,686)

December 31, 2010—Allowance for deferred income tax asset valuation	$(101,849)	$(20,770)	$(1,044)	$3,979	$(119,684)